Form 10-K, Exhibit 13
period 1993-12-31
INLAND STEEL INDUSTRIES INC /DE/
filed 1994-03-31
CIK 790528

                                                                     EXHIBIT 13



FINANCIAL REVIEW

RESULTS OF OPERATIONS

- --------------------------------------------------------------------------------------------------------------
 Dollars in Millions (except per share data)                           1993           1992          1991
- ---------------------------------------------                          ---------------------------------------
 Net sales                                                             $3,888.2        $3,494.3      $3,404.5

 Operating profit (loss)                                               $   26.6        $ (173.4)      $(300.9)

 Net loss                                                              $  (37.6)       $ (815.6)      $(275.1)

 Net loss per common share                                             $  (1.96)       $ (25.82)      $ (9.88)
- ---------------------------------------------                          ---------------------------------------

         The Company's 1993 net loss of $37.6 million, or $1.96 per common share, was significantly less than the 1992 net loss of $815.6 million, or $25.82 per common share. Included in the 1992 loss is $656.2 million, or $19.99 per common share, related to a one-time charge to recognize the cumulative effect of adopting a new accounting standard, Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Even excluding the 1992 charge, 1993 results were significantly improved from the 1992 loss of $159.4 million, or $5.83 per common share.

         Net sales of $3.89 billion in 1993 were 11 percent higher than 1992 levels, primarily due to increased volume as average selling prices remained virtually unchanged at both of the Company's business segments. This compared with a slight increase in sales in 1992 over 1991 as higher volume was largely offset by declining prices.

         Two primary factors that adversely impacted 1993 results, both at the Company's Integrated Steel Segment, were a $22.3 million charge for the early closure of coking operations and a scheduled outage associated with a mini-reline of its largest blast furnace which unfavorably impacted steel operations by approximately $30 million. Despite these factors, significant improvements in volume and continued cost reductions resulted in the Company posting a $27 million operating profit for the year, a $200 million improvement compared with 1992.

         In 1992, the Company experienced the largest net loss in its history due primarily to the adoption of FASB Statement No. 106 on retiree health care costs and the Company's election to recognize immediately, rather than amortize over 20 years, a $656 million after-tax transition obligation reflecting the aggregate amount that would have been accrued had the standard been in effect in prior years. This charge was reported on a separate line as a change in accounting principle on the Statement of Operations and did not impact the year's operating loss. However, operating results for 1993 and 1992, as compared with 1991, were penalized by approximately $43 million ($28 million after tax) and $63 million ($41 million after tax), respectively, from the incremental costs of the accrual method required by FASB Statement No. 106 versus the prior method of accounting. See Financial Review -- Accounting Matters for further details.

         In 1992, the Company also adopted FASB Statement No. 109, "Accounting for Income Taxes," which, at the time of adoption, had no material impact on results of operations or the financial position of the Company. However, without the adoption of this Statement, the Company would not have been able to reduce its 1993 and 1992 losses by credits for deferred tax benefits of $39 million and $463 million, respectively. See Financial Review -- Accounting Matters for further details.

         Excluding the effect of the charge for the early closure of coking operations in 1993, the effect in 1993 and 1992 of the adoption of FASB Statement No. 106, and a 1991 restructuring provision of $215 million ($165 million after tax), the Company's adjusted net income would have been $6 million in 1993 compared with net losses of $119 million and $110 million in 1992 and 1991, respectively. The 1992 loss was lessened by an after-tax gain of $15 million, or 44 cents per share, from the sale of a joint-venture interest.

         With I/N Tek and I/N Kote having reached the end of their learning curves and completion of major upgrades at the steelmaking operations, the Company's modernization program is complete. In addition, a new six-year labor contract at Inland Steel Company is in place. These factors, coupled with the Company's turnaround strategy launched in 1991 to improve performance by increasing revenues, reducing costs and enhancing asset utilization, are anticipated to provide the basis for continued improvement in 1994 operating results.

         To maintain financial flexibility, the Company sold 5.75 million new shares of common stock in 1993 and 4.3 million new shares during 1992. Average shares outstanding were 36 million in 1993, 33 million in 1992, and 31 million in 1991. Results per common share are reported after preferred stock dividends.

         The Company's Integrated Steel Segment accounted for 64 percent of its identifiable assets at year-end 1993, and during the year provided 53 percent of its sales. Sales of sheet, strip and plate in the Integrated Steel Segment accounted for 45 percent of consolidated net sales in 1993, 1992 and 1991. There was no other class of similar products of the Company accounting for 10 percent or more of consolidated net sales in any of such years.

INTEGRATED STEEL SEGMENT
- ------------------------------------------------------------------------------------------------------------
 Dollars and Tons in Millions                               1993               1992                1991
- --------------------------------                           -------------------------------------------------
 Net sales                                                 $2,174.9           $1,909.4            $1,895.4
 Operating loss                                            $  (28.2)          $ (200.6)           $ (313.2)
 Net tons shipped                                               4.8                4.3                 4.2
- --------------------------------                           -------------------------------------------------

         Inland Steel Company reported an operating loss of $28 million for 1993, the smallest loss since 1990, following operating losses of $201 million in 1992 and $313 million in 1991. The 1991 operating loss included a $205 million restructuring provision but was not affected by the incremental expense related to the adoption of FASB Statement No. 106 that negatively impacted 1993 and 1992 results by $39 million and $53 million, respectively.

         The 1993 financial results were further negatively affected by approximately $30 million due to the unfavorable impact on steel operations of the scheduled outage of the largest blast furnace at the Indiana Harbor Works for a mini-reline. In addition, there was a $22.3 million charge taken for the early closure of the Company's remaining cokemaking facilities due to their inability to meet environmental regulations and deteriorating operating performance. Partially offsetting these unfavorable items was a $24 million LIFO profit recognition due to inventory reductions.

         Net sales increased 14 percent in 1993 to $2.17 billion due almost entirely to an increase in shipments to 4.8 million tons. The average selling price for 1993 was virtually unchanged from 1992. In 1992, the slight increase in volume of 2 percent to 4.3 million tons was largely offset by lower selling prices resulting from the sale of steel to I/N Kote at a contractual price less than the cost of production, as discussed below. Inland Steel Company operated at 83 percent of its raw steelmaking capability in 1993, compared with 79 percent in 1992 and 74 percent in 1991.

         In 1992, a slower-than-expected shift in galvanized products to I/N Kote, as well as the initial recognition of interest and depreciation expense associated with the I/N Kote facility, added approximately $40 million to operating losses. Also, an outage of the No. 7 Blast Furnace reduced production by 140,000 tons, which increased the operating loss by nearly $30 million. These 1992 problems, coupled with an addition of $12 million to a reserve for environmental matters, more than offset the benefits of reduced costs and a $23 million gain on the sale of half of Inland's 25 percent interest in Walbridge Coatings.

         Inland Steel Company embarked in 1991 on a three-year turnaround program to significantly reduce its underlying cost base by year-end 1994. The 1991 restructuring charge of $205 million provided for the write-off of facilities, an environmental reserve and the cost of an estimated 25 percent reduction in the workforce. Employment has been reduced by approximately 2,300 people from the end of 1991 through year-end 1993, and an additional 1,200 jobs are expected to be eliminated by the end of 1994. The 1993 effect of this program represents a savings of approximately $140 million in employment costs and $10 million in decreased depreciation expense. However, the savings from reduced employment was partially offset by increased wages under the Company's labor agreements and increased medical benefit costs as the Company began to accrue in 1992 for postretirement medical benefits.

         By year-end 1992 and throughout 1993, I/N Tek was operating near capacity and producing consistently high-quality steels. In August 1993, I/N Kote was operating near design capacity and, by year-end 1993, had achieved product qualification at all major customers. Under the I/N Kote partnership agreement, Inland Steel Company supplies all of the steel for the joint venture and, with certain limited exceptions, is required to set the price of that steel to assure that I/N Kote's expenditures do not exceed its revenues.
During 1993, Inland Steel Company's sales price approximated its cost of production, but was still significantly less than the market value for cold-rolled steel. Beginning in 1993, I/N Kote expenditures included principal payments and provision for return on equity to the partners. Therefore, Inland Steel Company's ability to realize a satisfactory price on its sales to I/N Kote depends on the facility achieving near capacity operations and obtaining appropriate pricing for its products.

         The Company's remaining cokemaking facilities were closed by year-end 1993. The Company determined that it was uneconomical to repair the coke batteries sufficiently to continue cost-effective operations that would comply with current environmental laws. To replace the Company-produced coke, Inland Steel Company entered into a long-term contract and other arrangements to purchase coke. In addition, Inland Steel Company and NIPSCO, a local utility, formed a joint venture which constructed and is operating a pulverized coal injection facility at the Indiana Harbor Works. This facility injects coal directly into the blast furnaces and is expected to reduce coke requirements by approximately 30 percent, or 600,000 tons a year, when fully operational. The joint venture commenced operations in the third quarter of 1993.

SERVICE CENTER SEGMENT
- ---------------------------------------------------------------------------------------------------------
 Dollars and Tons in Millions                          1993                    1992                1991
- ---------------------------------------       -----------------------------------------------------------
 Net sales                                         $1,893.3                 $1,716.6             $1,655.9
 Operating profit                                   $  56.4                  $  27.1              $  16.2
 Net tons shipped                                      2.08                     1.87                 1.74
 Plants operated                                         56                       56                   56
- ---------------------------------------       -----------------------------------------------------------


         The Service Center Segment, known as Inland Materials Distribution Group ("IMDG"), continued to expand market share in 1993. In the past two years, operating profits rose 248 percent to $56 million. Excluding the incremental effect of FASB Statement No. 106, which affected 1993 and 1992, IMDG's operating profits were $60 million in 1993, $37 million in 1992 and $16 million in 1991. This two year increase has been accomplished, despite some reduction in prices, through increased volume.

         Net sales rose 10 percent in 1993 due almost entirely to an increase in volume as the average selling price per ton increased minimally. In 1992, the 4 percent increase in net sales resulted from a 7 percent increase in tonnage that was partially offset by a 3 percent decrease in average selling price per ton.

         Both of IMDG's businesses were profitable in 1993. The general line business, which supplies a wide range of metals as well as industrial plastics, was profitable in all four regions while expanding market share. The coil processing business was profitable in 1993 after recording a slight operating loss in 1992.

LIQUIDITY AND FINANCING

Cash and cash equivalents increased to $251 million at year-end 1993 from $138 million on December 31, 1992. Cash and cash equivalents on December 31, 1991 totaled $47 million. There was no short-term bank borrowing outstanding at year-end 1993 or at any time during 1993. During 1992, short-term bank borrowing averaged $13 million and peaked at $40 million in that year.

         In the 1993 fourth quarter, the Company sold 5.75 million shares of common stock, and is using the net proceeds of $179 million to reduce fixed charges of the Company and its subsidiaries. At year-end 1993, Inland Steel Company called the remaining $75 million principal amount of outstanding Series O, P, and Q First Mortgage Bonds for redemption on January 28, 1994. In January 1994, the Company announced that Inland Steel Company would purchase a currently leased caster facility. Under the terms of the purchase agreement, Inland Steel Company will pay $83 million for the lessor's equity interest in the No. 2 Basic Oxygen Furnace Shop caster facility that is leased from a subsidiary of General Electric Capital Corporation. In addition, in connection with such purchase, Inland Steel Company will record $63 million of debt.

         In the second quarter of 1993, Inland Steel Company refinanced $40 million of 9.75 percent and 10.0 percent coupon pollution control revenue bonds at an interest rate of 6.8 percent.

         In 1992, approximately $150 million and $100 million, respectively, was raised through the sale of the Company's 12.75% Notes and the Company's common stock.

         Cash availability as well as various covenants in subsidiary borrowing arrangements limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to approximately $225 million at year-end 1993. This amount is subject to change based on the financial performance of each subsidiary.

         An earnings coverage test in the indenture covering the Inland Steel Company First Mortgage Bonds precluded issuance of additional mortgage bonds in 1993. In addition, the Company's subsidiary borrowing arrangements, as well as both the Series T First

Mortgage Indenture and the indenture under which the 12.75% Notes were issued, contain covenants limiting financial flexibility and the Company's ability to issue additional debt. Certain covenants in the indenture relating to the 12.75% Notes also limit the Company's ability to declare and pay cash dividends.

         In 1989 the Company sold $185 million of its Series F Exchangeable Preferred Stock and agreed to repurchase an identical amount of Company common stock. By year-end 1993, $144 million had been spent to purchase 4.6 million shares. In December 1990, the Company suspended further open-market stock purchases under this agreement.

         The Company's subsidiaries continue to maintain committed credit facilities totaling $225 million. In the second quarter of 1993, one of these agreements, a $100 million credit facility arranged by a special-purpose subsidiary of Inland Steel Company, was extended to November 30, 1995. The credit facility is secured by receivables sold to this subsidiary by Inland Steel Company. The $100 million Ryerson unsecured revolving credit facility extends to March 31, 1995 and the $25 million Tull unsecured credit facility extends to December 15, 1994. The interest rates on borrowings under such credit agreements are, at the Company's option, based on Eurodollar, Certificate of Deposit, or Base (the greater of federal funds or prime) rates. At year-end, the highest interest rate option for borrowings under any of these credit agreements was the applicable prime rate plus .75 percent. In addition to the Company's credit facilities, a $55 million revolving credit agreement secured by inventories and receivables was established in 1993 for I/N Kote to provide for the joint venture's working capital needs, thus reducing the need for the partners to provide additional funds to I/N Kote for that purpose.

         The Company believes that its present cash position, augmented by its subsidiaries' credit facilities and the anticipated cash flow from operations provided by cost reductions and increased revenues, will provide sufficient liquidity to meet its scheduled debt retirements, pay preferred dividends, fund its capital program and meet any operating cash requirements that may arise for at least the next two years. The Company ended 1993 with long-term debt of $777 million. The average interest rate on this debt is approximately 10 percent.

         Due to a substantial decrease in stockholders' equity in 1992 primarily resulting from the adoption of FASB Statement No. 106, the ratio of long-term debt to total capitalization of 55 percent and 63 percent reported at year-end 1993 and 1992, respectively, was substantially higher than the 38 percent reported at year-end 1991. Including Series F Preferred Stock, the ratio of long-term debt and redeemable preferred stock to total capitalization was 69 percent at December 31, 1993 compared with 77 percent and 47 percent at year-end 1992 and 1991, respectively.

         In addition, Inland Steel Company guarantees its 50 percent share of I/N Kote borrowings, a PCI joint-venture loan, and a portion of the debt of the Empire Iron Mining partnership amounting to $258 million, $35 million, and $23 million, respectively, at year-end 1993. Because the Empire guarantee has not been invoked since its inception in 1978 and because of the current strong demand for steel products, the Company does not believe these guarantees will be called upon.

         The Company's debt ratings at year-end 1993 were unchanged from 1992 and were:


- ---------------------------------------------------
Ratings at Year End                            1993
- ---------------------------------------------------
INLAND STEEL INDUSTRIES NOTES
  Moody's                                      Ba3
  Standard & Poor's                            B+
  Duff & Phelps                                BB-
- ---------------------------------------------------
INLAND STEEL COMPANY FIRST MORTGAGE BONDS
  Moody's                                      Ba3

  Standard & Poor's                                                                     BB-

  Duff & Phelps                                                                         BB+
- -----------------------------------------------------------------------------------------------------



CAPITAL EXPENDITURES
 Dollars in Millions                                   1993                  1992            1991
- --------------------------------                    -------------------------------------------------
 Capital expenditures

   Integrated Steel                                 $  86.1                  $ 55.1          $ 124.7

   Steel Service Centers                               19.3                     9.3              9.8

   General corporate and other                           .2                       -              5.7
- --------------------------------                    -------------------------------------------------
 Total capital expenditures                         $ 105.6                  $ 64.4          $ 140.2
- --------------------------------                    -------------------------------------------------


         Capital expenditures of $106 million in 1993, although higher than the 30 year low experienced in 1992, remained below depreciation for the second straight year. With the completion of the mini-reline of the No. 7 Blast Furnace, all major facility upgrades are now complete.

         Exclusive of the caster lease buyout discussed earlier, anticipated capital expenditures in 1994 of $110 million will be slightly higher than 1993 but less than 1994 depreciation expense. These projects are expected to be funded by cash generated from operations and cash on hand at year-end 1993.

EMPLOYMENT MATTERS

Inland Steel Company and the United Steelworkers of America entered into a new labor agreement, effective August 1, 1993, covering wages and benefits through July 31, 1999. Among other things, the agreement provides a wage increase of $.50 per hour in 1995, a $500 bonus in each of 1993 and 1994 (totaling in each case approximately $4 million) and a potential bonus of up to $1,000 per employee (approximately $8 million in total) based on Inland Steel Company achieving $150 million of pre-tax income in 1995 (adjusted to exclude the incremental FASB Statement No. 106 costs and such bonus.) In addition, all active employees will receive an additional week of vacation in 1994 and in 1996. The agreement provides for a reopener on wages and certain benefits in 1996 with an arbitration provision to resolve unsettled issues, thereby precluding a work stoppage over the six-year contract term. The agreement also provides for election to the Company's Board of Directors of a union designee acceptable to the Board, restricts Inland Steel Company's ability to reduce the union workforce (generally limited to attrition and major facilities shutdowns), allows greater flexibility to institute work rule changes, and requires quarterly rather than annual payment of profit sharing amounts, significant improvements in pension benefits for active employees, and the securing of retiree health care obligations through certain trust and second mortgage arrangements. "First dollar" health care coverage is eliminated under the agreement through the institution of co-payments and increased deductibles for medical benefits. Due to expected reductions in the workforce, this contract is not anticipated to result in a net increase in employment cost for the next three years in spite of increased pension benefits, bonuses, and the scheduled wage increase.

         Average employment declined 6 percent during 1993 after declining 8 percent during each of the prior two years, reflecting continuing efforts by the Company to implement its cost-reduction program. As announced in 1991, the Company plans to reduce employment at its corporate headquarters and at Inland Steel Company by 25 percent from year-end 1991 to year-end 1994. Total employment costs in 1993 decreased 2 percent from 1992 while average employment cost per employee increased 5 percent. In 1992, total employment costs and average employment cost per employee increased 4 percent and 12 percent, respectively, as the Company began to accrue for postretirement medical benefits and paid wage increases under its previous agreement with the Steelworkers' union. Had the Company not adopted FASB Statement No. 106, total employment costs would have decreased 3 percent in 1992 from 1991.


- ------------------------------------------------------------------------------------------------------------
 EMPLOYEES
- ------------------------------------------------------------------------------------------------------------
 (monthly average receiving pay)                                 1993                     1992        1991
- -----------------------------------------------          ---------------------------------------------------
 Integrated Steel                                              10,857                   11,847      13,038
 Steel Service Centers                                          5,157                    5,168       5,392
 Headquarters and other                                           138                      166         170
- -----------------------------------------------          ---------------------------------------------------
 Total                                                         16,152                   17,181      18,600
- -----------------------------------------------          ---------------------------------------------------

 CONSOLIDATED EMPLOYMENT COSTS*

 Dollars in Millions (except averages)
                                                                 1993                   1992         1991
- -----------------------------------------------          ---------------------------------------------------
 Direct compensation                                            $665.0                  $ 682.3      $ 697.5
- -----------------------------------------------          ---------------------------------------------------
 Employee benefits
   Group insurance costs                                          77.1                     64.4         85.8
   Postretirement benefits other than pensions                    95.7**                  111.0**       44.3
   Pension costs (credits)                                        (4.6)                    (9.2)       (18.8)
   Social security and unemployment compensation taxes            54.6                     53.9         55.6
   Workers' compensation expense                                  10.8                     12.0         14.3
   Thrift Plan costs                                               9.7                     10.5         12.7
   Cost of supplemental unemployment benefit plans                 6.5                      8.5          7.6
   Industry welfare and retirement funds                           3.2                      2.5          2.7
   All other                                                       6.9                      4.8          5.7
- -----------------------------------------------          ---------------------------------------------------
 Total cost of employee benefits                                 259.9                    258.4        209.9
- -----------------------------------------------          ---------------------------------------------------
 Total employment costs                                        $ 924.9                  $ 940.7      $ 907.4
- -----------------------------------------------          ---------------------------------------------------
 Average employment cost                                       $57,265                  $54,750      $48,785
     per employee
- -----------------------------------------------          ---------------------------------------------------


*This table does not include the additional costs due to workforce reductions included in the 1991 restructuring provision.

**Includes incremental non-cash costs resulting from adoption of FASB Statement No. 106.

PENSIONS

At year-end 1993, the market value of Inland Steel Industries Pension Plan assets totaled $1,794 million, a $108 million increase during the year. Liabilities also rose because of the increased pension benefits provided in the new labor agreement with the United Steelworkers and the requirement for financial reporting purposes, that the calculation of Plan liabilities be based on the current yield on high grade fixed income obligations, which are presently at a 20 year low. As a result, Pension Plan liabilities of $2,077 million exceeded assets at year-end 1993. However, under ERISA funding guidelines, which take a longer term view in determining the interest rate to use in valuing liabilities, the Pension Plan continues to be adequately funded. The Company will report a pension cost in 1994 of approximately $34 million, as compared with a credit of $5 million in 1993. This is the first reported pension cost since 1985.

         The annualized return earned in the Pension Plan's diversified portfolio for the past ten years exceeded 14 percent annually and in 1993 the Plan earned a 16.2 percent return. Pension benefits of $146 million were paid to 15,748 retirees and their beneficiaries in 1993, compared with $143 million paid to 15,642 retirees in 1992.

ACCOUNTING MATTERS

FASB Statement No. 106 requires that the cost of retiree medical and life insurance benefits be accrued during the working years of each employee. Previously, retiree medical benefits were expensed as incurred after an employee's retirement. Adoption of this standard in 1992 did not and will not affect cash flow as liabilities for health care and life insurance benefits are not pre-funded and cash payments will continue to be made as claims are submitted. The net present value of the unfunded benefits liability as of December 31, 1993, calculated in accordance with that Statement was approximately $1.0 billion. The expense provision for these benefits for 1993 was $96 million, which was $43 million more than the cash benefit payments for the year. The unfunded liability will continue to grow, since accrual-basis costs are expected to exceed cash benefit payments for several more years. The reported year-end benefits liability and postretirement benefits cost for the year reflect changes made during the year incorporating the favorable effects of the new United Steelworkers of America labor contract and revised actuarial assumptions incorporating more current information regarding claim costs and census data, partially offset by a reduction in the discount rate used to calculate the benefits liability. (See Note 10 to the consolidated financial statements for further details).

         FASB Statement No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. At December 31, 1993, the Company had a net deferred tax asset of $473 million of which $445 million relates to the temporary difference arising from the adoption of FASB Statement No. 106. While the Company believes it is more likely than not that taxable income generated through future profitable operations will be sufficient to realize all deferred tax assets, a secondary source of future taxable income could result from tax planning strategies, including the Company's option of changing from the LIFO method of accounting for inventories to the FIFO method (such change would have resulted in approximately $350 million of additional taxable income as of year-end 1993 which would serve to offset approximately $120 million of deferred tax assets) and selection of different tax depreciation methods. After assuming such change in accounting for inventories, the Company would need to recognize approximately $1.0 billion of taxable income over the 15-year net operating loss carryforward period and the period in which the temporary difference related to the FASB Statement No. 106 obligation will reverse, in order to fully realize its net deferred tax asset. The Company believes that it is more likely than not that it will achieve such taxable income level. (See Note 11 to the consolidated financial statements for further details regarding this net deferred tax asset.)

ENVIRONMENTAL ISSUES

Inland Steel Company has significantly reduced discharges of air and water pollutants at its Indiana Harbor Works complex in East Chicago, Indiana in recent years and is committed to operating its facilities in an environmentally acceptable manner. On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the EPA in 1990. The consent decree includes a $3.5 million cash fine, environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The fine and estimated remediation costs were provided for in 1991 and 1992. After payment of the fine, the Company's reserve for environmental liabilities, including those in connection with the consent decree, totaled $19 million. The consent decree also defines procedures for remediation at Inland Steel Company's Indiana Harbor Works. The procedures defined establish essentially a three-step process, each step of which requires agreement of the EPA before progressing to the next step in the process, consisting of: assessment of the site, evaluation of corrective measures for remediating the site, and implementation of the remediation plan according to the agreed-upon procedures. The Company is presently assessing the extent of environmental contamination. The Company anticipates that this assessment will cost approximately $1 million to $2 million per year and take another three to five years to complete. Because neither the nature and extent of the contamination nor the corrective actions can be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the costs of or the time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective action is not significant.

         Capital spending for pollution control projects totaled $7 million in 1993, down from $11 million in 1992. Another $44 million was spent in 1993 to operate and maintain such equipment, versus $46 million a year earlier. During the five years ended December 31, 1993, the Company has spent $302 million to construct, operate and maintain environmental control equipment at its various locations.

         Environmental projects previously authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that would be required under the consent decree settling the 1990 EPA lawsuit, will require capital expenditures of approximately $20 million in 1994 and $13 million in 1995. It is anticipated that the Company will make annual capital expenditures of $5 million to $10 million in each of the three years following. In addition the Company will have ongoing annual expenditures of $40 million to $50 million for the operation of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the Resource Conservation and Recovery Act and the consent decree in the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required. Such additional environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, however, are not expected to be material to the results of operations or financial position of Inland Steel Company.

INTERNATIONAL TRADE ISSUES

Domestic steel producers face significant competition from foreign producers and have been adversely affected by imports. Imports of steel mill products accounted for approximately 19 percent of the domestic market in 1993, down from the 1984 peak of 26 percent. Many foreign steel producers are owned, controlled or subsidized by their governments. In 1992, the Company and certain domestic steel producers filed unfair trade petitions against foreign producers of certain bar, rod and flat-rolled steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on essentially all of the bar and rod products and about half of the flat-rolled products, in each case based on the tonnage of the products against which claims were brought. Appeals of the adverse ITC decisions have been filed in the U.S. Court of International Trade or similar jurisdictional bodies, and foreign producers have appealed certain of the findings against them. These appeals are pending and decisions are not expected before September 1994. It is not certain how the ITC actions and the appeals will impact imports of steel products into the United States or the price of such steel products.

         On December 15, 1993, President Clinton notified the U.S. Congress of his intent to enter into agreements resulting from the Uruguay Round of multilateral trade negotiations under the General Agreement on Tariffs and Trade. The key provisions applicable to domestic steel producers include an agreement to eliminate steel tariffs in major industrial markets, including the United States, over a period of 10 years commencing July 1995, and agreements regarding various subsidy and dumping practices as well as dispute settlement procedures. Legislation must be enacted in order to implement the Uruguay Round agreements. Until that process is completed, it will not be possible to assess the extent to which existing U.S. laws against unfair trade practices may be weakened.

SUMMARY BY QUARTER (Unaudited)

Dollars in Millions (except per share data)
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                    Per Common Share
                                                                                 --------------------------------------------
                                                                                                       Market Price
                                                                                               ------------------------------
                       Net      Gross Profit     Income (Loss)     Net Income     Net Income
                      Sales        (Loss)         Before Taxes       (Loss)         (Loss)       High        Low      Close
- -----------------------------------------------------------------------------------------------------------------------------
 1993

 First Quarter       $  941.5        $  27.5       $ (47.5)        $  (31.4)         $ (1.12)    $24 3/4    $20       $22

 Second Quarter         996.4           72.8          (3.8)            (2.5)            (.30)     29 1/8     21 1/2    28 3/4

 Third Quarter          972.0           84.0           9.0             17.0              .25      30 1/4     24 3/4    28 1/8

 Fourth Quarter         978.3           63.3         (31.3)*          (20.7)*           (.79)*    35         28        33 1/8
 -----------------------------------------------------------------------------------------------------------------------------
 Year                $3,888.2        $ 247.6       $ (73.6)       $   (37.6)         $ (1.96)    $35        $20       $33 1/8
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

 1992

 First Quarter       $  895.9        $  15.4       $ (56.3)       $(694.0)**      $(22.68)**    $26       $21 1/8    $22 5/8

 Second Quarter         909.4           37.2         (12.6)          (8.5)           (.53)       27        21 1/4     26

 Third Quarter          858.6            4.6         (67.5)         (45.4)          (1.56)       26 1/4    18 1/8     18 1/2

 Fourth Quarter***      830.4          (50.9)       (122.2)         (67.7)          (2.15)       23 3/8    16 1/4     22 5/8
- -----------------------------------------------------------------------------------------------------------------------------
 Year                $3,494.3        $   6.3       $(258.6)       $(815.6)        $(25.82)****  $27       $16 1/4    $22 5/8
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------


     * Includes facility shutdown provision of $22.3 million, $14.7 million after tax or $.41 per share.

    ** Includes $(656.2) million, $(21.20) per share, related to the cumulative effect of the change in accounting for postretirement benefits other than pensions. See notes to consolidated financial statements.

   *** Lower average selling prices at the Integrated Steel Segment resulted in a significantly lower gross profit. Such lower gross profit margin was the primary factor for the increased net loss.

  **** Per share amounts for the quarters do not total to the amount reported for the year, as per share amounts are computed independently for each quarter and the year based on respective weighted average common shares outstanding. Includes $(656.2) million, $(19.99) per share, related to the cumulative effect of the change in accounting for postretirement benefits other than pensions.

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA AND OPERATING RESULTS

Inland Steel Industries, Inc. and Subsidiary Companies

                                              1993          1992           1991            1990            1989          1988
- ---------------------------------------------------------------------------------------------------------------------------------
                   Dollars in Millions
Results       Net sales                     $3,888.2      $3,494.3        $3,404.5        $3,870.4        $4,146.7       $4,068.0
of            Depreciation                     131.8         129.6           118.2           119.7           131.2          134.8
Operations    Interest expense                  78.0          54.9            46.8            38.7            38.4           46.2
              Rent expense                      73.7          75.5            81.8            85.5            79.9           72.3
              Continuing business
                segments:
                Income (loss) before
                  income taxes                 (73.6)       (258.6)         (381.1)          (36.7)          175.6          364.6
                Income taxes                    36.0Cr.       99.2Cr.        106.0Cr.         16.1Cr.         55.9          115.8
                Income (loss)                  (37.6)       (159.4)         (275.1)          (20.6)          119.7          248.8
              Net income (loss)                (37.6)       (815.6)         (275.1)          (20.6)          119.7          262.1
- ---------------------------------------------------------------------------------------------------------------------------------

               Shares in Thousands

 Data          Average number of shares       35,540        32,828          30,943          32,195          35,581         33,623
 Applicable    Income (loss) per share
 to Common       Continuing business
 Stock           segments                   $  (1.96)     $  (5.83)       $  (9.88)       $  (1.41)        $  3.15       $   6.99
                 Net income (loss)             (1.96)       (25.82)          (9.88)          (1.41)           3.15           7.39
               Dividends per share                --            --             .15            1.40            1.40            .75
               Stockholders' equity per
                share                           7.79          6.01           31.10           41.27           43.00          42.50
               Stockholders of record         16,000        18,000          18,000          19,000          23,000         24,000
               Shares traded (average daily
                volume)                        134.2          97.3            89.3            95.7           199.5          170.0
- ---------------------------------------------------------------------------------------------------------------------------------

                   Dollars in Millions

 Changes in    Cash provided from (used
 Financial       for) operations            $  112.0      $  (21.4)       $   25.0        $  189.1         $ 240.2       $  531.8
 Position      Capital expenditures            105.6          64.4           140.2           268.1           197.2          136.5
               Investments in and advances
                 to joint ventures, net          1.9           6.3            24.9            49.8            15.5           73.6
               Acquisitions                       --            --              --              --            28.2           50.2
               Dividends declared on common
                 stock                            --            --             4.6            45.3            50.1           25.2
               Dividends declared on
                 preferred stock                32.0          32.1            31.1            27.1             6.9           13.8
               Financing
                 Long-term debt (net of
                   retirements)                (96.6)        108.9            73.1           114.0           (17.8)         (43.2)
                 Preferred stock sold             --            --            72.8              --           185.0             --
                 Common stock sold             178.7          97.9              --              --              --             --
                 Net change in liquidity       112.8          90.6           (11.2)         (179.1)          (67.9)        (124.2)
- ---------------------------------------------------------------------------------------------------------------------------------

                   Dollars in Millions

 Financial     Working capital              $  496.4      $  441.0        $  322.8        $  395.9        $  703.0       $  719.8
 Position      Property (net)                1,507.7       1,548.8         1,635.0         1,708.3         1,569.8        1,493.9
 at Year End   Total assets                  3,435.8       3,146.5         2,697.8         2,934.8         3,008.5        2,925.0
               Long-term debt                  777.1         873.7           764.8           691.7           577.7          595.5
               Redeemable preferred stock      185.0         185.0           185.0           185.0           185.0             --
               Other temporary equity           40.8          49.9            53.0            54.9           181.3             --
               Stockholders' equity            397.6         271.4         1,009.4         1,234.0         1,313.8        1,559.4
               Unused credit facilities          225           225             225             325             325            225
- ---------------------------------------------------------------------------------------------------------------------------------

 Financial     Net income (loss) as a % of
  Ratios        sales                           (1.0)%       (23.3)%          (8.1)%           (.5%)           2.9%           6.4%
               Long-term debt to total
                capitalization                  55.5%         63.3%           38.0%           31.9%           25.6%          27.6%
               Long-term debt and
                redeemable preferred
                to total capitalization         68.7%         76.7%           47.2%           40.5%           33.8%          27.6%
               Return on stockholders'
                equity                          loss          loss            loss            loss             9.1%          16.8%
- ---------------------------------------------------------------------------------------------------------------------------------

               Dollars and Tons in Millions

Production
and            Tons of raw steel produced        5.0           4.7             4.7             5.3             5.6            6.1
Employment     Tons of steel mill shipments      4.8           4.3             4.2             4.7             4.9            5.0
Statistics     Average number of employees    16,152        17,181          18,600          20,154          20,715         20,639
               Total employment costs       $  924.9       $ 940.7        $  907.4        $  979.0         $ 964.3       $  945.8
             --------------------------------------------------------------------------------------------------------------------

                                              1987          1986           1985            1984            1983
- -------------------------------------------------------------------------------------------------------------------
                   Dollars in Millions
Results       Net sales                     $3,453.2      $3,173.2        $2,999.4        $3,135.0        $2.748.9
of            Depreciation                     123.4         124.0           119.7           124.5           119.9
Operations    Interest expense                  62.8          71.6            64.9            62.3            65.3
              Rent expense                      68.9          55.2            33.7            28.2            23.8
              Continuing business
                segments:
                Income (loss) before
                  income taxes                  97.5          36.7          (147.5)          (36.5)         (183.1)
                Income taxes                    14.2Cr.        1.9              .1Cr.          6.1            67.6Cr.
                Income (loss)                  111.7          34.8          (147.4)          (42.6)         (115.5)
              Net income (loss)                145.0          19.3          (178.4)          (41.4)         (116.9)
- -------------------------------------------------------------------------------------------------------------------

               Shares in Thousands

 Data          Average number of shares       31,854        28,479          25,266          25.054          24,727
 Applicable    Income (loss) per share
 to Common       Continuing business
 Stock           segments                   $   3.09       $   .95        $  (6.14)       $  (2.02)        $ (4.70)
                 Net income (loss)              4.14           .40           (7.37)          (1.97)          (4.76)
               Dividends per share                --            --            .375             .50             .50
               Stockholders' equity per
                share                          36.15         32.85           34.20           42.14           44.90
               Stockholders of record         26,000        29,000          33,000          38,000          42,000
               Shares traded (average daily
                volume)                        178.9          78.6            55.2            61.1            87.4
- -------------------------------------------------------------------------------------------------------------------

                   Dollars in Millions

 Changes in    Cash provided from (used
 Financial      for) operations             $  169.1      $  129.1             N/A             N/A             N/A
 Position      Capital expenditures            128.0         124.8        $  174.8        $  185.1         $ 103.1
               Investments in and advances
                to joint ventures, net          10.5           9.0             7.8             2.3              --
               Acquisitions                       --          96.4              --              --              --
               Dividends declared on common
                stock                             --            --             9.5            12.5            12.4
               Dividends declared on
                preferred stock                 13.9           7.8             7.8             8.1              .8
               Financing
                Long-term debt (net of
                 retirements)                 (160.9)       (122.5)           87.8            46.6            29.0
                Preferred stock sold            96.6            --              --            72.8              --
                Common stock sold               83.7          85.2              --              --            56.9
               Net change in liquidity          71.7         157.2           (70.1)           24.0           (56.6)
- -------------------------------------------------------------------------------------------------------------------

                   Dollars in Millions

 Financial     Working capital              $  625.0      $  428.0        $  268.0        $  339.5        $  232.7
 Position      Property (net)                1,488.1       1,552.4         1,745.2         1,730.8         1,712.2
 at Year End   Total assets                  2,651.4       2,526.6         2,631.5         2,607.7         2,626.4
               Long-term debt                  638.7         799.6           922.1           834.3           787.7
               Redeemable preferred stock         --            --              --              --              --
               Other temporary equity             --            --              --              --              --
               Stockholders' equity          1,391.5       1,067.7           958.4         1,147.2         1,131.3
               Unused credit facilities          225           150             135             228             190
- -------------------------------------------------------------------------------------------------------------------

 Financial     Net income (loss) as a % of
  Ratios        sales                            4.2%           .6%           (5.9)%          (1.3)%          (4.3)%
               Long-term debt to total
                capitalization                  31.5%         42.8%           49.0%           42.1%           41.0%
               Long-term debt and
                redeemable preferred
                to total capitalization         31.5%         42.8%           49.0%           42.1%           41.0%
               Return on stockholders'
                equity                          10.4%          1.8%           loss            loss            loss
- -------------------------------------------------------------------------------------------------------------------

               Dollars and Tons in Millions

Production
and            Tons of raw steel produced        5.5           5.7             6.1             6.5             6.3
Employment     Tons of steel mill shipments      4.9           4.9             4.7             5.0             4.8
Statistics     Average number of employees    20,740        22,668          24,413          26,921          28,700
               Total employment costs       $  878.4       $ 918.6        $  988.5        $1,006.7        $1,084.4
- -------------------------------------------------------------------------------------------------------------------


Cr. = Credit

FINANCIAL RESPONSIBILITY

Senior management is responsible for the integrity and objectivity of the financial data reported by Inland Steel Industries, Inc. and its subsidiaries. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and in management's judgment reflect fairly the consolidated financial position, cash flows and results of operations of Inland and its subsidiary companies.

  The Company maintains systems of internal accounting controls and procedures to provide reasonable assurance of the safeguarding and accountability of Company assets, and to ensure that its financial records provide a reliable basis for the preparation of financial statements and other data.

         Internal accounting control is maintained through:

         - The on-going activities of corporate staff and line officers and a task force of accounting management which monitors the adequacy of internal accounting control systems throughout the Company

         -  The selection and proper training of qualified personnel

         -  The appropriate separation of duties in organizational arrangements

         - The establishment and communication of accounting and business policies together with detailed procedures for their implementation

         -  The use of an intensive ongoing program of internal auditing

         - The use of a detailed budgeting system to assure that expenditures are properly approved and charged.

         Stockholders annually elect a firm of independent accountants to audit the annual financial statements (their current report appears below). The principal role of the Audit Committee of the Board of Directors (consisting entirely of non-management Directors) is to review the conclusions reached by management in its evaluation of internal accounting controls, approve the scope of audit programs and evaluate audit results of both independent accountants and internal auditors. Both groups have unrestricted access to the Audit Committee, without the presence of management.

REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse  [LOGO]


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
INLAND STEEL INDUSTRIES, INC.

In our opinion, the consolidated financial statements on pages 27 through 41 present fairly, in all material respects, the financial position of Inland Steel Industries, Inc. and Subsidiary Companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         As discussed in Notes 10 and 11 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes.




                                                     /s/  Price Waterhouse
                                                     ---------------------
                                                      Price Waterhouse

Chicago, Illinois
February 23, 1994

STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

The following briefly describes the Company's principal accounting and financial policies.


ACCOUNTING FOR EQUITY INVESTMENTS

The Company's investments in 20 percent or more but less than majority-owned companies, joint ventures and partnerships, and the Company's majority interest in the I/N Tek partnership, are accounted for under the equity method.


PER SHARE RESULTS

Primary per share results are based on the weighted average number of common shares outstanding and take into account the dividend requirements of preferred stock, net of tax benefits related to leveraged Employee Stock Ownership Plan ("ESOP") shares, and the dilutive effect of outstanding stock options.

         The outstanding preferred shares have the potential of necessitating presentation of fully diluted earnings per share, in addition to the primary per share results, reflecting the further dilutive effect of the assumed conversion into common stock of the outstanding shares of convertible preferred stock, and the elimination of the related preferred stock dividends. Fully diluted earnings per common share would also reflect an adjustment for the additional ESOP contribution, net of tax benefits, that would be necessary to meet debt service requirements that would arise upon conversion of the leveraged Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock"), due to the current excess of the preferred dividend over the common dividend.


INVENTORY VALUATION

Inventories are valued at cost which is not in excess of market. Cost is determined by the last-in, first-out method except for supply inventories, which are determined by the average cost or first-in, first-out methods.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is depreciated for financial reporting purposes over the estimated useful lives of the assets. Steelmaking machinery and equipment, a significant class of assets, is depreciated on a production-variable method, which adjusts straight-line depreciation to reflect production levels at the steel plant. The adjustment is limited to not more than a 25 percent increase or decrease from straight-line depreciation. Blast furnace relining expenditures are capitalized and amortized on a unit-of-production method over the life of the lining. All other assets are depreciated on a straight-line method.

         Expenditures for normal repairs and maintenance are charged to income as incurred.

         Gains or losses from significant abnormal disposals or retirements of properties are credited or charged to income. The cost of other retired assets less any sales proceeds is charged to accumulated depreciation.


EXCESS OF COST OVER NET ASSETS ACQUIRED

The excess of cost over fair value of net assets of businesses acquired is being amortized over 25-year periods.

BENEFITS FOR RETIRED EMPLOYEES

Pension benefits are provided by the Company to substantially all employees under a trusteed non-contributory plan. Life insurance and certain medical benefits are provided for substantially all retired employees.

         The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. With the adoption of Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992, the cost of health-care benefits for retirees, previously recognized as incurred, is being accrued during their term of employment (see Note 10). Pensions are funded in accordance with ERISA requirements in a trust established under the plan. Costs for retired employee medical benefits and life insurance are funded when claims are submitted.


CASH EQUIVALENTS

Cash equivalents reflected in the Statement of Cash Flows are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.


INCOME TAXES

Effective January 1, 1992, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Previously, the Company accounted for income taxes under Accounting Principles Board ("APB") Opinion No. 11.


                   CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

                    Inland Steel Industries, Inc. and Subsidiary Companies

                Dollars in Millions (except per share data)    Year Ended December 31     1993           1992           1991
                ---------------------------------------------------------------------    --------------------------------------
 Consolidated   NET SALE                                                                $3,882.2       $3,494.3       $3,404.5
 Statement of   ---------------------------------------------------------------------    --------------------------------------
 Operations     OPERATING COSTS AND EXPENSES:
                    Cost of goods sold (excluding depreciation)                          3,457.8        3,305.8        3,124.4
                    Selling, general and administrative expenses                           190.0          193.9          200.0
                    Depreciation                                                           131.2          128.9          117.6
                    State, local and miscellaneous taxes                                    60.3           61.6           58.4
                    Facility shutdown and restructuring provisions (Note 9)                 22.3           --            205.0
                    Gain on sale of partial interest in joint venture (Note 13)               --          (22.5)            --
                ---------------------------------------------------------------------    --------------------------------------
                    Total                                                                3,861.6        3,667.7        3,705.4
                ---------------------------------------------------------------------    --------------------------------------
                OPERATING PROFIT (LOSS)                                                     26.6         (173.4)        (300.9)
                OTHER EXPENSE:
                    General corporate expense, net of income terms                          22.2           30.3           23.4
                    Interest and other expense on debt                                      78.0           54.9           46.8
                    Corporate restructuring provision (Note 9)                              --             --             10.0
                ---------------------------------------------------------------------    --------------------------------------
                LOSS BEFORE INCOME TAXES                                                   (73.6)        (258.6)        (381.1)
                ---------------------------------------------------------------------    --------------------------------------
                PROVISIONS FOR INCOME TAXES (Note 11):
                    Current taxes                                                            2.8             .9           12.3Cr.
                    Deferred taxes                                                          38.8Cr.       100.1Cr.        93.7Cr.
                ---------------------------------------------------------------------    --------------------------------------
                        Total                                                               36.0Cr.        99.2Cr.       106.0Cr.
                ---------------------------------------------------------------------    --------------------------------------
                LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE            (37.6)        (159.4)        (275.1)
                CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note 10)               --           (656.2)          --
                ---------------------------------------------------------------------    --------------------------------------
                NET LOSS                                                                   (37.6)        (815.6)        (275.1)
                Dividend requirements for preferred stock (net of tax benefits
                    related to leveraged ESOP shares)                                       32.0           32.1           30.5
                ---------------------------------------------------------------------    --------------------------------------
                Net loss applicable to common stock                                      $ (69.6)      $ (847.7)       $(305.6)
                ---------------------------------------------------------------------    --------------------------------------
                PER SHARE OF COMMON STOCK:
                    Before cumulative effect of change in accounting principle            $ (1.96)        $(5.83)       $ (9.88)
                    Cumulative effect of change in accounting principle                     --            (19.99)          --
                ---------------------------------------------------------------------    --------------------------------------
                NET LOSS                                                                  $ (1.96)      $ (25.82)       $ (9.88)
                ---------------------------------------------------------------------    --------------------------------------
                                                                                          1993             1992           1991
                ---------------------------------------------------------------------    --------------------------------------

 Consolidated       Earnings reinvested in the business (accumulated deficit)
 Statement              at beginning of year                                             $ (302.3)      $  545.4        $ 856.2
 of Reinvested      Net loss for the year Earnings                                          (37.6)        (815.6)        (275.1)
                    Dividends declared:
                        Common ($.15 per share in 1991)                                      --             --             (4.6)
                        Preferred (Notes 4 and 6)                                           (32.0)         (32.1)         (31.1)
                ---------------------------------------------------------------------    --------------------------------------
                    Earnings reinvested in the business (accumulated deficit)
                        at end of year                                                   $ (371.9)      $ (302.3)       $ 545.4
                ---------------------------------------------------------------------    --------------------------------------


See Notes to Consolidated Financial Statements


                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Inland Steel Industries, Inc. and Subsidiary Companies

                                                Increase (Decrease) in Cash                1993           1992           1991
               Dollars in Millions                  Years Ended December 31
- ----------------------------------------------------------------------------               ------------------------------------
 Operating     NET LOSS                                                                    $(37.6)       $(815.6)       $(275.1)
 Activities    -------------------------------------------------------------               ------------------------------------
               ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED FROM
               (USED FOR) OPERATING ACTIVITIES:
                  Depreciation                                                              131.8          129.6          118.2
                  Facility shutdown and restructuring provisions                             18.9           --            212.4
                  Deferred income taxes                                                     (36.8)        (455.7)         (93.7)
                  Deferred employee benefit cost, including cumulative                       38.1        1,066.7          (14.3)
                     effect of change in accounting principle
                  Stock issued for coverage of employee benefit plan expense                 19.1           13.4           14.0
                  Gain on sale of partial interest in joint venture                          --            (22.5)          --
                  Change in:         Receivables                                            (46.4)         (27.1)          53.8
                                     Inventories                                             (4.2)           5.6           72.1
                                     Accounts payable                                        34.0           22.8          (74.0)
                                     Accrued salaries and wages                               1.6           (1.8)          (6.7)
                                     Other accrued liabilities                                4.9           30.0            4.0
                  Other deferred items                                                      (11.4)          33.2           14.3
               -------------------------------------------------------------               ------------------------------------
                       NET ADJUSTMENTS                                                      149.6          794.2          300.1
               -------------------------------------------------------------               ------------------------------------
                       NET CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES               112.0          (21.4)          25.0
- -----------------------------------------------------------------------------               ------------------------------------
 Investing     Capital expenditures                                                        (105.6)         (64.4)        (140.2)
 Activities    Investments in and advances to joint ventures, net                            (1.9)          (6.3)         (24.9)
               Proceeds from sales of assets                                                  6.5           28.1           13.9
               -------------------------------------------------------------               ------------------------------------
                       NET CASH USED FOR INVESTING ACTIVITIES                              (101.0)         (42.6)        (151.2)
- -----------------------------------------------------------------------------               ------------------------------------
 Financing     Sale of common stock                                                         178.7           97.9           --
 Activities    Sale of preferred stock                                                       --             --             72.8
               Long-term debt issued                                                         46.8          145.4          121.4
               Long-term debt retired                                                       (78.5)         (49.4)         (39.3)
               Dividends paid                                                               (35.7)         (35.8)         (37.6)
               Acquisition of treasury stock                                                 (9.5)          (3.5)          (2.3)
               -------------------------------------------------------------               ------------------------------------
                       NET CASH PROVIDED FROM FINANCING ACTIVITIES                          101.8          154.6          115.0
- -----------------------------------------------------------------------------               ------------------------------------
               NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         112.8           90.6          (11.2)
               Cash and equivalents--beginning of year                                      137.7           47.1           58.3
               -------------------------------------------------------------               ------------------------------------
               Cash and equivalents--end of year                                           $250.5         $137.7          $47.1
               -------------------------------------------------------------               ------------------------------------
- -----------------------------------------------------------------------------              ------------------------------------

 Supplemental  Cash paid (received) during the year for:
 Disclosures      Interest (net of amount capitalized)                                     $ 76.0         $ 53.1          $40.4
                  Income taxes, net                                                           1.9          (12.3)         (12.5)
               -------------------------------------------------------------               ------------------------------------

               See Notes to Consolidated Financial Statements

           CONSOLIDATED BALANCE SHEET
           Inland Steel Industries, Inc. and Subsidiary Companies

                   Dollars in Millions                                        At December 31           1993         1992
- --------------------------------------------------------------------------------------------         ----------------------
Assets             CURRENT ASSETS:
                    Cash and cash equivalents                                                        $   250.5    $   137.7
                    Receivables less provision for allowances, claims and
                       doubtful accounts of $28.2 and $23.2, respectively                                427.3        380.9
                    Inventories (Note 1)                                                                 376.9        372.7
                    Deferred income taxes (Note 11)                                                       44.2         35.2
                   -------------------------------------------------------------------------         ----------------------
                    Total current assets                                                               1,098.9        926.5
                   INVESTMENTS AND ADVANCES (see details on next page)                                   221.0        212.6
                   PROPERTY, PLANT AND EQUIPMENT, AT COST, LESS ACCUMULATED
                    DEPRECIATION (see details on next page)                                            1,507.7      1,548.8
                   DEFERRED INCOME TAXES (Note 11)                                                       428.4        396.9
                   INTANGIBLE PENSION ASSET (Note 10)                                                    122.1         --
                   EXCESS OF COST OVER NET ASSETS ACQUIRED                                                26.4         27.7
                   DEFERRED CHARGES AND OTHER ASSETS                                                      31.3         34.0
                   -------------------------------------------------------------------------         ----------------------
                    Total assets                                                                     $ 3,435.8    $ 3,146.5
                   -------------------------------------------------------------------------         ----------------------
Liabilities        CURRENT LIABILITIES:
                    Accounts payable                                                                 $   300.9    $   266.9
                    Accrued liabilities:
                     Salaries, wages and commissions                                                      75.7         74.1
                     Federal income taxes                                                                  2.7          5.0
                     Taxes, other than Federal income taxes                                               75.6         68.7
                     Interest on debt                                                                     13.0         14.3
                     Terminated facilities costs and other (Note 9)                                       35.8         23.0
                    Long-term debt due within one year (Note 3)                                           98.8         33.5
                   -------------------------------------------------------------------------         ----------------------
                    Total current liabilities                                                            602.5        485.5
                   LONG-TERM DEBT (see details on next page and Note 3)                                  777.1        873.7
                   ALLOWANCE FOR TERMINATED FACILITIES COSTS AND OTHER (Note 9)                           36.1         43.2
                   DEFERRED EMPLOYEE BENEFITS (Note 10)                                                1,371.1      1,211.0
                   DEFERRED INCOME                                                                        25.6         26.8
                   -------------------------------------------------------------------------         ----------------------
                    Total liabilities                                                                  2,812.4      2,640.2
- --------------------------------------------------------------------------------------------         ----------------------
Temporary Equity   REDEEMABLE PREFERRED STOCK, Series F, $1.00 par value, 185,000 shares
                    issued and outstanding, redeemable at $1,000 per share (Note 4)                      185.0        185.0
                   COMMON STOCK REPURCHASE COMMITMENT (Note 4)                                            40.8         49.9
- --------------------------------------------------------------------------------------------         ----------------------
Stockholders'      PREFERRED STOCK, $1.00 par value, 15,000,000 shares authorized for all
Equity              series including Series F, aggregate liquidation value of $230.6 in 1993
                    and $231.6 in 1992 (Notes 5 and 6)                                                     4.7          4.7
                   COMMON STOCK, $1.00 par value; authorized--100,000,000 shares;
                    issued--47,854,208 shares for 1993 and 42,104,208 shares for 1992
                    (Notes 6 through 8)                                                                   47.9         42.1
                   CAPITAL IN EXCESS OF PAR VALUE (Note 6)                                             1,106.4        945.0
                   ACCUMULATED DEFICIT                                                                  (371.9)      (302.3)
                   UNEARNED COMPENSATION--ESOP (Note 5)                                                 (112.2)      (122.2)
                   COMMON STOCK REPURCHASE COMMITMENT (Note 4)                                           (40.8)       (49.9)
                   TREASURY STOCK AT COST--Common stock of 6,767,139 shares in 1993 and
                    6,857,020 shares in 1992                                                            (236.5)      (246.0)
                   -------------------------------------------------------------------------         ----------------------
                    Total stockholder's equity                                                           397.6        271.4
                   -------------------------------------------------------------------------         ----------------------
                    Total liabilities, temporary equity, and stockholders' equity                    $ 3,435.8    $ 3,146.5
                   -------------------------------------------------------------------------         ----------------------

                  See Notes to Consolidated Financial Statements

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
Inland Steel Industries, Inc. and Subsidiary Companies

                   Dollars in Millions                                         At December 31            1993         1992
- ---------------------------------------------------------------------------------------------        ----------------------
Investments        Steel processing joint ventures                                                   $   168.2    $   142.5
and Advances       Raw material joint ventures                                                            37.5         34.2
                   Common stock of Nippon Steel Corporation held for investment,
                    net of valuation allowances of $5.1 and $5.8, respectively                             9.5          8.8
                   Other investments and advances                                                          5.8         27.1
                   --------------------------------------------------------------------------        ----------------------
                    Total                                                                            $   221.0    $   212.6
                   --------------------------------------------------------------------------        ----------------------

- ---------------------------------------------------------------------------------------------        ----------------------
Property, Plant    Land, land improvements and mineral properties                                    $   156.5    $   155.9
and Equipment      Buildings, machinery and equipment                                                  3,749.0      3,786.0
                   Transportation equipment                                                              135.1        136.7
                   Property under capital leases--primarily machinery and equipment                       43.1         44.2
                   --------------------------------------------------------------------------        ----------------------
                    Total                                                                              4,083.7      4,122.8
                   Less--
                   Accumulated depreciation                                                            2,432.1      2,433.3
                   Accumulated depreciation--capital leases                                               35.5         34.5
                   Allowance for retirements and terminated facilities (Note 9)                          108.4        106.2
                   --------------------------------------------------------------------------        ----------------------
                    Net                                                                              $ 1,507.7    $ 1,548.8
                   --------------------------------------------------------------------------        ----------------------

- ---------------------------------------------------------------------------------------------        ----------------------
Long-Term Debt     INLAND STEEL INDUSTRIES, INC.
                    Guaranteed ESOP notes, 7.96%, 8.43% and 8.80%
                     due through July 2, 2004                                                        $   123.6    $   131.2
                    Notes, 12 3/4% due December 15, 2002                                                 150.0        150.0
                   --------------------------------------------------------------------------        ----------------------
                    Total Inland Steel Industries, Inc.                                                  273.6        281.2
                   INLAND STEEL COMPANY
                    First Mortgage Bonds:
                     Series O, 8 3/4% due July 15, 1995                                                   --           10.0
                     Series P, 8 7/8% due April 15, 1999                                                  --           22.5
                     Series Q, 9 1/2% due September 1, 2000                                               --           42.8
                     Series R, 7.9% due January 15, 2007                                                  87.9         93.1
                     Series T, 12% due December 1, 1998                                                  125.0        125.0
                     Pollution Control Series 1977, 5 3/4% due February 1, 2007                           26.5         26.5
                     Pollution Control Series 1978, 6 1/2% due May 15, 2008                               52.0         52.0
                     Pollution Control Series 1980B, 9 3/4% due October 1, 2000                           --           25.0
                     Pollution Control Series 1980C, 10% due October 1, 2010                              --            5.0
                     Pollution Control Series 1982A, 10% due December 1, 2012                             --           10.0
                     Pollution Control Series 1982B, 10 3/4% due October 1, 2012                          17.0         17.0
                     Pollution Control Series 1993, 6.8% due June 1, 2013                                 40.0         --
                   --------------------------------------------------------------------------        ----------------------
                   Total First Mortgage Bonds                                                            348.4        428.9
                   Obligations for Industrial Development Revenue Bonds:
                     Pollution Control Projects No. 3 and No. 4 at rates ranging
                       from 6 1/4% to 8 1/8% due through June 1, 2005                                     32.0         34.0
                     Pollution Control Project No. 9, 10% due November 1, 2001                            38.0         38.0
                   Obligations under capital leases including Pollution Control
                     Projects No. 1 and No. 2--primarily at rates ranging from
                       5.9% to 12.6%, due through August 1, 1998                                          20.7         26.0
                   No. 2 BOF Shop Caster Project Debt, 9.4% and 11 1/4%,
                     due through May 7, 2001                                                              36.2         39.8
                   --------------------------------------------------------------------------        ----------------------
                   Total Inland Steel Company                                                            475.3        566.7
                   JOSEPH T. RYERSON & SON, INC.
                    Obligation for Industrial Revenue Bond with floating rate,
                      set weekly based on 13-week Treasury bills, due November 1, 2007                     7.0          7.0
                    Other long-term debt 10 1/4% due through November 30, 1997                             1.7          1.9
                   J.M. TULL METALS COMPANY, INC.
                    Obligations for Industrial Revenue Bonds and other long-term debt with
                      variable rates and fixed rates to 9 7/8%, due through August 17, 1998                8.8          2.6
                    Senior Notes, 9.43% due through July 29, 1997                                         10.7         14.3
                   --------------------------------------------------------------------------        ----------------------
                    Total long-term debt                                                             $   777.1    $   873.7
- ---------------------------------------------------------------------------------------------        ----------------------

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: INVENTORIES

Inventories were classified on December 31 as follows:

- -------------------------------------------------------------------------------------------------------------------------
                      Dollars in Millions                                                  1993                    1992
- ---------------------------------------------------------------                           -------------------------------
                      In process and finished products:
                        Integrated Steel Operations                                       $ 55.6                    $67.0
                        Steel Service Center Operations                                    276.3                    259.5
- ---------------------------------------------------------------                           -------------------------------
                                                                                           331.9                    326.5
- ---------------------------------------------------------------                           -------------------------------

                      Raw materials and supplies:
                        Iron ore                                                            25.3                     23.4
                        Scrap and other raw materials                                        7.8                      9.3
                        Supplies                                                            11.9                     13.5
- ---------------------------------------------------------------                           -------------------------------
                                                                                            45.0                     46.2
- ---------------------------------------------------------------                           -------------------------------
                      Total                                                               $376.9                   $372.7
- ---------------------------------------------------------------                           -------------------------------
- ---------------------------------------------------------------                           -------------------------------


       During 1993, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current year costs. The effect of these liquidations on continuing operations was to decrease cost of goods sold by $24.1 million in 1993. The effect on cost of goods sold of LIFO liquidations in 1992 and 1991 was not material.

       Replacement costs for the LIFO inventories exceeded LIFO values by approximately $348 million and $380 million on December 31, 1993 and 1992, respectively.


NOTE 2: BORROWING ARRANGEMENTS

On December 31, 1993, the Company's subsidiaries had available unused credit facilities totaling $225 million. Each facility requires compliance with various financial covenants including minimum net worth and leverage ratios.

       A $100 million unsecured credit agreement between Joseph T. Ryerson & Son, Inc. and a group of banks provides a revolving credit facility to March 31, 1995.

       A special-purpose subsidiary of Inland Steel Company has a $100 million revolving credit facility, which extends to November 30, 1995, with the same banks as the Ryerson agreement. Inland Steel Company has agreed to sell substantially all of its receivables to this special-purpose subsidiary and these receivables are used to secure this facility.

       J.M. Tull Metals Company, Inc. has a $25 million unsecured revolving credit agreement with other banks, which extends to December 15, 1994.

       Cash availability as well as various covenants in subsidiary borrowing arrangements limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to $225 million at year-end 1993. This amount is subject to change during 1994 based on the financial performance of each subsidiary.


NOTE 3: LONG-TERM DEBT

Each series of First Mortgage Bonds issued by Inland Steel Company is limited to the principal amount outstanding and, with the exception of the Pollution Control Series 1982 Bonds, the Pollution Control Series 1993 Bonds, and the Series T First Mortgage Bonds, is subject to a sinking fund. Substantially all the property, plant and equipment owned by Inland Steel Company at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a net book value of approximately $1.0 billion on December 31, 1993.

       In June 1993, the Company, through its Inland Steel Company subsidiary, refinanced $40 million of pollution control revenue bonds at an interest rate of 6.8 percent. The weighted average percentage rate of the refunded bonds was
9.9 percent. At year-end 1993 all remaining outstanding Series O, P, and Q First Mortgage Bonds were called to be redeemed on January 28, 1994. Accordingly, the outstanding principal amount of $75.1 million at December 31, 1993 has been classified as a current liability. Prior to the redemption of the Series O, P and Q First Mortgage Bonds, under terms of the First Mortgage, Inland Steel Company was prohibited, when its reinvested earnings were less than $187.1 million, from paying dividends on its common stock (other than stock dividends) to the Company. At year-end 1993, the accumulated deficit of Inland Steel Company was $1.0 billion.

       In December 1992, Inland Steel Industries issued $150 million principal amount of unsecured 12 3/4% Notes due December 15, 2002. The Notes are obligations solely of the Company and not of any of its subsidiaries. Net proceeds of the offering were added to the general funds of the Company for general corporate purposes. The Notes, which are not entitled to the benefit of any sinking fund, are not subject to redemption prior to December 15, 1997.

       In December 1991, Inland Steel Company issued $125 million principal amount of First Mortgage 12% Bonds, Series T, due December 1, 1998. Net proceeds of the offering were added to the general funds of Inland Steel Company for general corporate purposes, allowing its special-purpose subsidiary to repay its short-term bank borrowing. The Bonds are not subject to redemption prior to their maturity.

       Both the First Mortgage Indenture under which the Series T Bonds were issued and the Indenture under which the Notes were issued contain covenants limiting, among other things, the creation of additional indebtedness; the declaration and payment of dividends and distributions on the Company's capital stock; as well as mergers, consolidations, retirement of certain debt, and the sales or purchases of certain assets.

       The outstanding borrowing of the Company's ESOP is recorded as a liability of the Company because the Company has committed to make payments (dividends and supplemental contributions) to the ESOP Trust sufficient to service the ESOP debt. See Note 5 for additional information on the ESOP debt.

       Maturities of long-term debt and capitalized lease obligations due within five years are: $98.8 million in 1994, $28.9 million in 1995, $31.8 million in 1996, $33.6 million in 1997, and $162.2 million in 1998. See Note 14 regarding commitments and contingencies for other scheduled payments.

       Interest cost incurred by the Company totaled $80.9 million in 1993, $65.1 million in 1992, and $60.3 million in 1991. Included in these totals is capitalized interest of $2.9 million in 1993, $10.2 million in 1992, and $13.5 million in 1991.

       The estimated fair value of the Company's long-term debt (including current portions thereof) using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $929 million, as compared with the carrying value of $876 million included in the balance sheet, at year-end 1993.


NOTE 4: REDEEMABLE PREFERRED STOCK

In December 1989, the Company sold 185,000 shares of the Company's Series F Exchangeable Preferred Stock, $1.00 par value per share ("Series F Preferred Stock"), for $185 million to NS Finance III, Inc., an indirect wholly owned subsidiary of Nippon Steel Corporation ("NSC"). The preferred stock entitles the holder to cumulative annual dividends of 9.48 percent (based on the purchase price of the stock) payable quarterly; to certain preferences including preference in the payment of dividends and in liquidation over holders of the Company's Series E Preferred Stock and common stock; and to
30.604 votes per share, which number may be adjusted from time to time upon the occurrence of certain events. The voting power is based on the equivalent number of common shares represented by a market value of $185 million at the time the preferred stock was issued. In the event of a change in control or certain other events, the holder may require the Company to redeem the Series F Preferred Stock at a 10 percent premium. In the event of an early redemption, the Company may be required to reimburse the holder for certain costs incurred as a result of such redemption. Any accrued but unpaid dividends bear interest at the annual rate of 11.48 percent, compounded quarterly. The preferred stock is exchangeable at the option of the Company and with the consent of NSC for the Company's 10.23% Subordinated Voting Note.

       The Series F Preferred Stock or the Subordinated Voting Note is required to be redeemed in two stages, consisting of $85 million on December 18, 1996, and the remaining $100 million on December 17, 1999, plus, in each instance, accrued and unpaid dividends thereon.

       In connection with the sale of the Series F Preferred Stock, the Company agreed to repurchase $185 million of the Company's common stock, of which $144 million (amounting to 4.6 million shares) has been repurchased. As of December 31, 1993, the amount representing the remaining repurchase commitment of $41 million has been classified as temporary equity with a corresponding reduction of stockholders' equity. In December 1990, the Company suspended open-market stock purchases and agreed to maintain cash, certain securities, a surety bond or letter of credit, or some combination thereof, currently equal to $22 million to meet its obligation under the Series F Preferred Stock sale agreement.

       The terms of a letter agreement between the Company and NSC which provided for the purchase of the Series F Preferred Stock generally restrict the acquisition by NSC of additional securities of the Company and the disposition of the preferred stock. Under certain circumstances related to a potential change in control of the Company, NSC may seek to acquire voting securities of the Company on terms and conditions no less favorable to the Company's stockholders than the terms and conditions offered in connection with the potential change in control.

       The Company has agreed not to create issues of stock senior to the Series F Preferred Stock. So long as the purchaser and permitted transferees beneficially own at least $100 million of preferred stock or $100 million aggregate principal amount of the subordinated notes, the Company has agreed with NSC to nominate a mutually acceptable individual for election to the Company's Board of Directors. No such individual has been nominated.

       The Company believes that it is not practical to estimate a fair market value different from the carrying value of this security as the security was sold to a joint venture partner and has numerous features unique to this security including, but not limited to, the right to appoint a director, the ability to convert to voting debt, the right of first refusal in change in control situations, a limitation on the acquisition of additional Company stock, and the agreement by the Company to buy back $185 million of the Company's common stock.

       See Note 12 regarding other related party transactions.


NOTE 5: EMPLOYEE STOCK OWNERSHIP PLAN

In July 1989, the Board of Directors amended the Inland Steel Industries Thrift Plan for salaried employees to include an ESOP. The ESOP Trust purchased 3,086,800 newly issued shares of Series E Preferred Stock from the Company with the proceeds of loans totaling $150 million. The ESOP notes are payable in semi-annual installments through July 2004 and are guaranteed by Joseph T. Ryerson & Son, Inc., a wholly owned subsidiary of the Company.

       Interest expense is recognized by the Company as it is incurred by the ESOP Trust. Compensation expense recognition is equal to the original stated value of the shares of Series E Preferred Stock allocated to the participants during the period. Dividends on the Series E Preferred Stock are recorded as declared and dividends on unallocated leveraged shares (shares purchased by the ESOP Trust in July 1989) serve to reduce expense recognized by the Company.

       Interest expense incurred by the ESOP Trust totaled $11.3 million, $11.9 million and $12.4 million in 1993, 1992 and 1991, respectively. In 1993, the ESOP Trust received $10.6 million in dividends and $8.1 million in contributions from the Company to make required principal and interest payments. For 1992, the ESOP Trust received $10.7 million in dividends and $8.0 million in contributions from the Company to make such required payments. In 1991, the Company paid $10.8 million in dividends and provided $2.3 million in contributions.


NOTE 6: CAPITAL STOCK

On December 31, 1993, 11,317,153 shares of common stock remained reserved for issuance under the Company's various employee stock plans and upon conversion of shares of preferred stock.

       In the fourth quarter of 1993, the Company sold 5.75 million shares of new-issue common stock, $1 par value per share, in a public offering. The net proceeds of the offering totaled approximately $179 million.

       In the third quarter of 1992, the Company sold 4.3 million shares of new-issue common stock, $1 par value per share, in a public offering. The net proceeds of the offering totaled approximately $98 million.

       The indenture relating to the Industries 12 3/4% Notes prohibits the Company from declaring or paying cash dividends on the Company common stock under certain conditions. At year-end 1993, up to $67 million of common dividends could have been paid under terms of the indenture.

       The Series A $2.40 Cumulative Convertible Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock and is redeemable, at the Company's option, at $44 per share plus any accrued and unpaid dividends. Each such share is entitled to one vote and generally votes together with holders of common stock as one class.

       Shares of Series E Preferred Stock, $1.00 par value per share, entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually, and to 1.25 votes per share. Shares of Series E Preferred Stock are convertible into the Company's common stock on a one-for-one basis. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes (see Note 5).

       In March 1991, the Company sold 1.5 million shares of Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock, $1.00 par value per share ("Series G Preferred Stock"), in a public offering. Each share of Series G Preferred Stock is convertible, at the option of the holder, into 1.802 shares of Company common stock. The Series G Preferred Stock may be exchanged, at the Company's option, on any dividend payment date for the Company's 9 1/4% Convertible Subordinated Debentures due May 1, 2016, at a rate of $50.00 principal amount of the Debentures for each share of Series G Preferred Stock. The shares are redeemable at the Company's option beginning May 1, 1994, at a price (plus accrued and unpaid dividends) which declines in annual increments from $53.2375 for the one-year period commencing May 1, 1994, to $50.00 beginning May 1, 2001. Net proceeds from the sale approximated $73 million.

       The following table details changes in capital accounts:

- ------------------------------------------------------------------------------------------------------------------------------------
                                 Common Stock     Treasury Stock                Preferred Stock                         Capital in
                                 ------------     --------------     -------------------------------------------         Excess of
                                                                                                                         Par Value
                                                                     Series A         Series E          Series G         ---------
  Shares in Thousands and                                            --------         --------          --------
  Dollars in Millions           Shares  Dollars  Shares  Dollars   Shares  Dollars  Shares  Dollars   Shares   Dollars    Dollars
- ----------------------------------------------------------------------------------------------------------------------------------
  Balance at January 1, 1991     37,804  $37.8  (6,918)  $(253.9)    97     $.1      3,083    $3.1       --      $  --    $ 785.4
    Acquisition of treasury
     stock                           --     --     (99)     (2.3)    --      --         --      --       --         --         --
    Issued under employee
     benefit plans                   --     --     185       7.8     --      --         86      --       --         --         .5
     Redemption of Series E
      Preferred Stock                --     --      --        --     --      --        (22)     --       --         --       (1.1)
     Issuance of Series G
      Preferred Stock                --     --      --        --     --      --         --      --    1,500        1.5       70.9
     Other changes                   --     --     (15)      (.3)    --      --         --      --       --         --         .2
- ----------------------------------------------------------------------------------------------------------------------------------

  Balance at December 31, 1991   37,804   37.8  (6,847)   (248.7)    97      .1      3,147     3.1    1,500        1.5      855.9
    Acquisition of treasury
     stock                           --     --    (150)     (3.5)    --      --         --      --       --         --         --
    Issued under employee
     benefit plans                   --     --     144       6.1     --      --         19      --       --         --       (2.1)
    Redemption of Series E
     Preferred Stock                 --     --      --        --     --      --        (31)     --       --         --       (1.5)
    Issuance of Common Stock      4,300    4.3      --        --     --      --         --      --       --         --       93.4
    Other changes                    --     --      (4)       .1     --      --         --      --       --         --        (.7)
- ----------------------------------------------------------------------------------------------------------------------------------

  Balance at December 31, 1992   42,104   42.1  (6,857)   (246.0)    97      .1      3,135      3.1   1,500        1.5      945.0
    Acquisition of treasury
     stock                           --     --    (341)     (9.5)    --      --         --       --      --         --         --
    Issued under employee
     benefit plans                   --     --     440      19.3     --      --         39       --      --         --       (7.5)
    Redemption of Series E
     Preferred Stock                 --     --      --        --     --      --        (59)      --      --         --       (2.8)
    Issuance of Common Stock      5,750    5.8      --        --     --      --         --       --      --         --      172.9
    Other Changes                    --     --      (9)      (.3)    --      --         --       --      --         --       (1.2)
- ----------------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1993   47,854  $47.9  (6,767)  $(236.5)    97     $.1      3,115     $3.1   1,500       $1.5   $1,106.4
- ----------------------------------------------------------------------------------------------------------------------------------

NOTE 7: STOCK OPTION PLANS

The Inland 1992 Incentive Stock Plan, approved by stockholders on April 22, 1992, provides for the issuance, pursuant to options and other awards, of 2.2 million shares of common stock to officers and other key employees. Options remain outstanding and exercisable under the Inland 1988 and 1984 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. During 1993, options were granted to 235 executives under the 1992 Plan and a total of 891,224 shares was available for future grants under that Plan as of December 31, 1993. The following summarizes the status of options under the plans for the periods indicated:

                                  ----------------------------------------------------------------------------
                                                                                               Option Exercise
                                                                                   Number of    Price or Range
                                                                                      Shares         Per Share
                                  ------------------------------------            ----------------------------
                                  Options (granted and unexercised)
                                    at December 31, 1990                          1,196,145    $15.31 - $39.75
                                      Granted                                       619,200     19.75 -  21.38
                                      Exercised                                           --
                                      Cancelled or expired                          (68,000)    21.38 -  39.75
                                      Surrendered (SAR Exercise)                       (250)    15.31
                                  ----------------------------------------------------------------------------
                                  Options (granted and unexercised)
                                    at December 31, 1991
                                    (985,295 exercisable)                          1,747,095    15.31 -  39.75
                                      Granted                                        655,450    22.31 -  25.50
                                      Exercised                                        (600)    18.75
                                      Cancelled or expired                          (48,450)    18.75 -  39.75
                                      Surrendered (SAR Exercise)                     (8,000)    15.31 -  25.38
                                  ----------------------------------------------------------------------------
                                  Options (granted and unexercised)
                                    at December 31, 1992
                                    (1,316,530 exercisable)                       2,345,495     15.31 -  39.75
                                      Granted                                       575,200     26.13
                                      Exercised                                    (231,953)    21.38 -  33.75
                                      Cancelled or expired                         (198,911)    21.38 -  39.75
                                      Surrendered (SAR Exercise)                    (20,675)    15.31 -  25.38
                                  ----------------------------------------------------------------------------
                                  Options (granted and unexercised)
                                    at December 31, 1993
                                   (1,425,909 exercisable)                         2,469,156    15.31 -  39.75
                                  ------------------------------------            ----------------------------
                                  ------------------------------------            ----------------------------

       Options outstanding on December 31, 1993, under the 1984 Plan have expiration dates ranging from June 26, 1994 to September 22, 1997, with a weighted average exercise price per share of $29.78. Options outstanding under the 1988 Plan have expiration dates ranging from July 26, 1998 to November 26, 2001, with a weighted average exercise price per share of $31.94. Options outstanding under the 1992 Plan have expiration dates ranging from June 23, 2002 to May 25, 2003, with a weighted average exercise price per share of $25.78. On December 31, 1993, there were 72 holders of options granted under the 1984 Plan, 217 holders of options granted under the 1988 Plan, and 273 holders of options granted under the 1992 Plan.

       Stock appreciation rights have also been granted with respect to 176,800 shares subject to outstanding options under the plans at the rate of one stock appreciation right ("SAR") for each share subject to option. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the SAR is exercised over the related option exercise price. The holder may elect to receive payment in stock, or in a combination of stock and cash. An SAR is exercisable only upon surrender of the related option and only to the extent that the related option is exercisable. No SAR has been granted since 1990. Following is a summary of SAR activity:

                                         ---------------------------------------------------------------
                                                           Number       Shares     Average
                                                        of Rights     of Stock    Exercise
                                                        Exercised       Issued       Price     Cash Paid
                                         ---------------------------------------------------------------
                                         1991                 250           40      $22.63       $ 1,000

                                         1992               8,000        1,070      $23.66       $ 4,000

                                         1993              20,675        2,794      $29.47       $84,000
                                         ---------------------------------------------------------------
                                         ---------------------------------------------------------------


       SAR compensation expense recorded by the Company was not material for any of the three years.

       The 1992 Plan also provides, as did the 1988 and 1984 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 1993, restricted stock awards totaling 122,000 shares were granted to 33 executives, and no performance awards were granted. Also during 1993, 7,052 shares of previously granted restricted stock awards vested, while 4,000 shares were forfeited. During 1992, restricted stock awards totaling 3,810 shares were granted to one executive, and no performance awards were granted. The final performance period for awards granted prior to 1992 ended December 31, 1992. As the performance criteria for such performance period were not met, the remaining 95,436 shares subject to performance awards were cancelled. Also during 1992, 75,657 shares of previously granted restricted awards vested, while 1,143 shares were forfeited. During 1991, restricted stock awards totaling 13,216 shares were granted to four executives and three performance awards totaling 39,000 shares were granted under the 1988 Plan. One existing performance award was amended to increase by 3,000 the total number of shares subject to such award. Also during 1991, 23,327 shares of previously granted restricted stock awards vested, while 37,045 shares (including dividend-equivalent shares) subject to performance awards and 8,586 shares of restricted stock were forfeited.

NOTE 8: STOCKHOLDER RIGHTS PLAN

Pursuant to a stockholder rights plan, on November 25, 1987, the Board of Directors declared a dividend distribution, payable to stockholders of record on December 18, 1987, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The rights plan was amended by the Board on May 24, 1989. The Rights will expire 10 years after issuance, and will become exercisable only if a person or group becomes the beneficial owner of 20 percent or more of the common stock (a "20 percent holder"), commences a tender or exchange offer which would result in the offeror beneficially owning 20 percent or more of the common stock, or is determined by the Board to beneficially own at least 10 percent of the common stock and either intends to cause the Company to take certain actions not in the best long-term interests of the Company and its stockholders or is reasonably likely, through such beneficial ownership, to cause a material adverse impact on the business or prospects of the Company and its stockholders (an "Adverse Person"). Each Right will entitle stockholders to buy one newly issued unit of one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $90, subject to certain antidilution adjustments. The Company will generally be entitled to redeem the Rights at $.05 per Right at any time prior to 15 days after a public announcement of the existence of a 20 percent holder.

       If a person or group accumulates 20 percent or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent Continuing Directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), or a merger takes place with a 20 percent holder where the Company is the surviving corporation and its common stock is unchanged, or a 20 percent holder engages in certain self-dealing transactions, or the Board determines that a person or group is an Adverse Person, each Right (other than Rights held by such 20 percent holder and certain related parties which become void) will represent the right to purchase, at the exercise price, common stock (or, in certain circumstances, a combination of securities and/or assets) having a value of twice the exercise price. In addition, if, following the public announcement of the existence of a 20 percent holder, the Company is acquired in a merger or other business combination transaction, except a merger or other business combination transaction that takes place after the consummation of an offer for all outstanding shares of common stock that the independent Continuing Directors have determined to be fair, or a sale of 50 percent or more of the Company's assets or earning power is made to a third party, each Right (unless previously voided) will represent the right to purchase, at the exercise price, common stock of the acquiring entity having a value of twice the exercise price at the time.


NOTE 9: PROVISIONS FOR RESTRUCTURING

In 1993, the Company recorded a facility shutdown provision of $22.3 million which covered costs associated with the earlier than planned closure of Inland Steel Company's cokemaking facilities. Of the amount provided, $7.7 million relates to the write-off of assets with the remainder provided for various expenditures associated with the shutdown of the facility, including personnel costs.

       In 1991, the Company recorded restructuring provisions aggregating $215 million, of which $205 million pertained to the Indiana Harbor steelmaking complex of Inland Steel Company and $10 million was applicable to the Company's corporate office. The provisions cover writedowns of uneconomic facilities, principally cokemaking batteries, the ingot mold foundry, and selected older facilities expected to be shut down, as well as provisions for environmental matters and workforce reductions (consisting principally of added pension and other employee benefit costs).

       In 1992, as the specific identification of the continuing status of pension liabilities associated with the shutdown provisions is not feasible, these liabilities were transferred from the restructuring reserve to the general pension liabilities of the Company. At December 31, 1993, the Company had restructuring reserves, excluding pension-related liabilities, totaling $149.7 million. Comparable reserves at December 31, 1992 and 1991 were $141.3 million and $137.5 million, respectively.


NOTE 10: RETIREMENT BENEFITS

PENSIONS

The Company has a non-contributory defined benefit pension plan which covers substantially all Company employees, retirees and their beneficiaries.
Benefits provided participants of the plan are based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees, including members of the United Steelworkers union.

       The Company's funding policy is to contribute annually the amount necessary to satisfy the ERISA funding standards. No funding has been required since 1984.

       The assumptions used to determine the plan's funded status are as follows:

                  ------------------------------------------------------------------------------------------------------------
                                                                                     1993                                 1992
                  ------------------------------------------------------------------------------------------------------------
                  Discount (settlement) rate                                        7.25%                                 8.6%

                  Rate of compensation increase                                      5.0%                                 5.0%

                  Rate of return on plan assets                                      9.5%                                 9.5%
                  ------------------------------------------------------------------------------------------------------------
                  ------------------------------------------------------------------------------------------------------------



The funded status of the plan as of December 31, 1993 and 1992 was as follows:

                                ---------------------------------------------------------------------------------
                                                                                                December 31
                                                                                             --------------------
                                Dollars in Millions                                            1993         1992
                                --------------------------------------------                 --------------------
                                Fair value of plan assets
                                       Equities                                               $1,011       $  943
                                       Bonds                                                     354          458
                                       Real estate                                               136          137
                                       Cash equivalents and accrued interest                     293          148
                                --------------------------------------------                 --------------------
                                                                                               1,794        1,686
                                --------------------------------------------                 --------------------
                                Actuarial present value of benefits for
                                  service rendered to date:
                                       Accumulated Benefit Obligation based on
                                         compensation to date, including vested
                                         benefits of $1,808 and $1,433 for
                                         1993 and 1992, respectively                           1,960        1,534
                                       Additional benefits based on estimated
                                         future compensation levels                              117           82
                                --------------------------------------------                 --------------------
                                  Projected Benefit Obligation                                 2,077        1,616
                                --------------------------------------------                 --------------------
                                Plan Assets in excess (shortfall) of Projected
                                  Benefit Obligation                                          $ (283)      $   70
                                --------------------------------------------                 --------------------
                                --------------------------------------------                 --------------------


       The Projected Benefit Obligation is the full measure of the Company's "going concern" liability for pensions accrued to date based on current interest rates. It includes the effect of future compensation increases for benefits based on final pay. It does not, however, take into consideration contingent benefits that are not expected to be paid but that would require funding in any plan termination.

       The pension cost reflected in the Company's balance sheet on December 31, 1993 and 1992, can be reconciled to the excess or shortfall of plan assets as shown below:


                                  ----------------------------------------------------------------------------
                                                                                               December 31
                                                                                          --------------------
                                  Dollars in Millions                                        1993         1992
                                  ----------------------------------------------------------------------------
                                  Accrued pension cost                                     $(166)        $(50)
                                  Unrecognized transition asset                              139          162
                                  Unrecognized net gain (loss)                              (237)           9
                                  Unrecognized prior service cost                           (141)         (51)
                                  Adjustment required to recognize
                                    minimum liability                                        122           --
                                  ----------------------------------------------------------------------------
                                  Plan assets in excess (shortfall) of Projected
                                    Benefit Obligation                                     $(283)        $ 70
                                  ----------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------



       The additional minimum pension liability represents the excess of the unfunded Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed.

       The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $23.1 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.

       Pension credit for 1993 and 1992 is composed of the components set forth in the table below:

                                  ----------------------------------------------------------------------------
                                  Dollars in Millions                                        1993         1992
                                  ----------------------------------------------------------------------------
                                  Service cost -- present value of benefits
                                    earned during year                                     $  27        $  27
                                  Interest on service cost and Projected
                                    Benefit Obligation                                       139          134
                                  Actual return on plan assets                              (256)        (151)
                                  Net amortization and deferral                               85          (19)
                                  ----------------------------------------------------------------------------
                                  Total pension credit                                     $  (5)       $  (9)
                                  ----------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------


BENEFITS OTHER THAN PENSIONS

Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company did not prefund any of these postretirement benefits in 1993. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to Inland Steel Company United Steelworkers of America ("USWA") retirees. Funding of the Trust will be made as claims are submitted for payment.

       The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. FASB Statement No. 106 requires accrual accounting for all postretirement benefits other than pensions. The Company must be fully accrued for these postretirement benefits by the date each employee attains full eligibility for such benefits. In conjunction with the adoption of FASB Statement No. 106, the Company elected to immediately recognize the accumulated postretirement benefit obligation for current and future retirees (the "transition obligation").

       Prior to the adoption of FASB Statement No. 106, the cost of medical benefits for retired employees was expensed as incurred. For 1993, the accrued expense for benefits other than pensions recorded in accordance with FASB Statement No. 106 exceeded the expense that would have been recorded under the prior accounting methods by $43 million, $28 million after tax or $.80 per share. For 1992, the incremental expense was $63 million, $41 million after tax or $1.24 per share.

       The amount of net periodic postretirement benefit cost for 1993 and 1992 is composed of the following:


                                  ----------------------------------------------------------------------------
                                  Dollars in Millions                                        1993         1992
                                  ----------------------------------------------------------------------------
                                  Service cost                                               $15          $ 15
                                  Interest cost                                               85            96
                                  Net amortization and deferral                               (4)           --
                                  ----------------------------------------------------------------------------
                                  Total net periodic postretirement cost                     $96          $111
                                  ----------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------


       The following table sets forth components of the accumulated postretirement benefit obligation:

                                  ----------------------------------------------------------------------------
                                                                                               December 31
                                                                                          --------------------
                                  Dollars in Millions                                        1993         1992
                                  ----------------------------------------------------------------------------
                                  Accumulated postretirement benefit obligation
                                    attributable to:
                                          Retirees                                         $  552       $  580
                                          Fully eligible plan participants                    212          234
                                          Other active plan participants                      280          313
                                  ----------------------------------------------------------------------------
                                  Accumulated postretirement benefit obligation             1,044        1,127
                                          Unrecognized net gain                                73           --
                                          Unrecognized prior service credit                    76           24
                                  ----------------------------------------------------------------------------
                                  Accrued postretirement benefit obligation                $1,193       $1,151
                                  ----------------------------------------------------------------------------
                                  ----------------------------------------------------------------------------



       Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation will be amortized over the remaining service period of active plan participants.

       In 1993, in connection with Inland Steel Company's new labor agreement with the USWA, the postretirement medical benefit plan covering union employees was amended, effective August 1, 1993, to provide for employee co-payments and increased deductibles. As a result of these plan amendments, the Company remeasured its postretirement benefit obligation under FASB Statement No. 106, as of August 1, 1993. This remeasurement incorporated the effect of the union contract changes as well as the effects of changes in actuarial assumptions to reflect more current information regarding claim costs, census data and interest rate factors. The net effect of these changes was to reduce net periodic postretirement benefit cost for 1993 by $12 million and to reduce the accumulated postretirement benefit obligation as of August 1, 1993 by $146 million.

       The assumptions used to determine the plan's accumulated post-retirement benefit obligation are as follows:

                          ---------------------------------------------------------------------------------------------
                                                                               1992                    1993
                                                                           --------------------------------------------
                                                                           December 31       August 1       December 31
                          -----------------------------                    --------------------------------------------
                          Discount rate                                           9.0%          7.35%             7.25%
                          Rate of compensation increase                           5.0%           5.0%              5.0%
                          Medical cost trend rate                                9%-5%          7%-5%             7%-5%
                          Year ultimate rate reached                              1997           1996              1996
                          -----------------------------                    --------------------------------------------


       A one percentage point increase in the assumed health care cost trend rates for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of December 31, 1993 by $14 million and $131 million, respectively.

POSTEMPLOYMENT BENEFITS

In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." Adoption of the new Standard, which is required by the first quarter of 1994, is not anticipated to have a material impact on results of operations or the financial position of the Company.

NOTE 11: INCOME TAXES

The Company adopted FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1992. The cumulative effect of prior years at the date of adoption was not material to the results of operations or the financial position of the Company. Through December 31, 1991, income taxes were accounted for under APB Opinion No. 11.

       The elements of the provisions for income taxes for each of the three years indicated below were as follows:

                          ---------------------------------------------------------------------------------------------
                          Dollars in Millions
                          Years Ended December 31                                 1993           1992              1991
                          --------------------------------                    -----------------------------------------
                          Current income taxes:
                            Federal                                           $   --        $    --          $  10.5Cr.
                            State and foreign                                    2.8             .9              1.8Cr.
                          --------------------------------                    -----------------------------------------
                                                                                 2.8             .9             12.3Cr.
                          Deferred income taxes                                 38.8Cr.       100.1Cr.          93.7Cr.
                          --------------------------------                    -----------------------------------------
                            Total tax benefit                                 $ 36.0Cr.      $ 99.2Cr.        $106.0Cr.
                          --------------------------------                    -----------------------------------------
                          --------------------------------                    -----------------------------------------

Cr.=Credit

       In accordance with FASB Statement No. 109, the Company adjusted its deferred tax assets and liabilities for the effect of the change in the corporate Federal income tax rate from 34 to 35 percent, effective January 1, 1993. A credit to income of $11 million, which includes the effect of the rate change on deferred tax asset and liability balances as of January 1, 1993 as well as the effect on 1993 tax benefits recorded by the Company prior to the enactment date of August 10, 1993, was recorded in the third quarter of 1993.

       The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                ---------------------------------------------------------------------------------
                                                                                                December 31
                                                                                              -------------------
                                Dollars in Millions                                            1993         1992
                                ----------------------------------------------                -------------------
                                Deferred tax assets (excluding postretirement
                                  benefits other than pensions):
                                       Net operating loss and tax credit
                                         carryforwards                                         $354         $306
                                       Restructuring and termination reserves                    95           84
                                       Other deductible temporary differences                   104          101
                                       Less valuation allowances                                 (9)         (13)
                                ----------------------------------------------                -------------------
                                                                                                544           478
                                ----------------------------------------------                -------------------
                                Deferred tax liabilities:
                                  Fixed asset basis difference                                  430           386
                                  Other taxable temporary differences                            86            75
                                ----------------------------------------------                -------------------
                                                                                                516           461
                                ----------------------------------------------                -------------------
                                Net deferred asset (excluding postretirement
                                  benefits other than pensions)                                  28            17
                                FASB Statement No. 106 impact (postretirement
                                  benefits other than pensions)                                 445           415
                                ----------------------------------------------                -------------------
                                Net deferred asset                                             $473          $432
                                ----------------------------------------------                -------------------
                                ----------------------------------------------                -------------------


       For tax purposes, the Company had available, at December 31, 1993, net operating loss ("NOL") carryforwards for regular Federal income tax purposes of approximately $923 million which will expire as follows: $72 million in year 2000, $130 million in year 2005, $313 million in year 2006, $280 million in year 2007, and $128 million in year 2008. The Company also had investment tax credit and other general business credit carryforwards for tax purposes of approximately $18 million, which expire during the years 1994 through 2006. A valuation allowance has been established for those tax credits which are not expected to be realized. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available minimum tax credit carryforwards for tax purposes of approximately $13 million, which may be used indefinitely to reduce regular Federal income taxes.

       The Company believes that it is more likely than not that the $923 million of NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.

       The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are substantially offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits which would not be so offset are expected to be realized by achieving future profitable operations based on the following:

       First, the Company launched a turnaround strategy to improve performance by implementing a cost reduction program and enhancing asset utilization. This resulted in a $215 million restructuring provision in 1991 to write off uneconomic facilities and provide for future workforce reductions at the Inland Steel Company and the Company.

       Second, in 1992 Inland Steel Company completed a major plant and equipment investment program that amounted to approximately $1.3 billion since 1988. This included the joint ventures of I/N Tek and I/N Kote and major upgrades to facilities in the flat products and bar business. As expected, these facility upgrades resulted in significant start-up costs and disruptions to operations that negatively impacted financial results. By year-end 1993, all facilities except the 12-inch Bar Mill reached their design capabilities. This major investment program also shifts the product mix to higher value-added products which historically have not experienced significant price volatility. Consequently, the Company is now positioned with modern facilities that will enhance its ability to generate taxable profits.

       Finally, the Company operates in a highly cyclical industry and consequently has had a history of generating and then fully utilizing significant amounts of NOL carryforwards (during the years 1986-1989 the Company utilized approximately $600 million of NOL carryforwards).

       Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992 (Note 10). This adoption resulted in a $415 million deferred tax asset at December 31, 1992, and future annual charges under FASB Statement No. 106 are expected to continue to exceed deductible amounts for many years. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

       While not affecting the determination of deferred income taxes for financial reporting purposes, at December 31, 1993, the Company had available for AMT purposes approximately $290 million of NOL carryforwards which will expire as follows: $122 million in year 2006 and $168 million in year 2007.

       The deferred income tax benefit of $93.7 million for 1991 arose from the release of deferred tax liabilities as a result of the operating loss in that year. Timing differences between tax and financial reporting purposes for that year were composed primarily of the excess of tax over book depreciation and provisions for restructuring.

       Total income taxes reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the Federal corporate rate as follows:

                          ---------------------------------------------------------------------------------------------
                          Dollars in Millions
                          Years Ended December 31                              1993           1992              1991
                          ------------------------------------                -----------------------------------------
                          Federal income tax benefit computed
                            at statutory tax rate of 35% in
                              1993, and 34% in 1992 and 1991                  $25.8Cr.       $87.9Cr.         $129.6Cr.
                          Additional taxes or credits from:
                            State and local income taxes, net
                              of Federal income tax effect                      3.6            1.7Cr.            1.2Cr.
                            Percentage depletion                                2.2Cr.         4.1Cr.            2.9Cr.
                            Adjustment of taxes of prior years                   --            7.2Cr.              --
                            Change in Federal statutory rate                   10.6Cr.           --                --
                            Loss for which no tax benefit
                              was recognized                                      --             --             26.6
                            All other, net                                      1.0Cr.         1.7               1.1
                          ------------------------------------                -----------------------------------------
                            Total income tax benefit                          $36.0Cr.      $ 99.2Cr.         $106.0Cr.
                          ------------------------------------                -----------------------------------------
                          ------------------------------------                -----------------------------------------

Cr.=Credit

NOTE 12: RELATED PARTY TRANSACTIONS--
NIPPON STEEL CORPORATION

Following is a summary of the Company's relationships with NSC, whose indirect wholly owned subsidiary became the holder of all of the Company's outstanding Series F Preferred Stock on December 18, 1989 (see Note 4).

       I/N Tek, a general partnership formed for a joint venture between the Company and NSC, owns and operates a cold-rolling facility that commenced operations in early 1990. I/N Tek is 60 percent owned by a wholly owned subsidiary of Inland Steel Company and 40 percent owned by an indirect wholly owned subsidiary of NSC. The cost of the facility was $525 million, of which $111.6 million was contributed by the subsidiary of Inland Steel Company and $74.4 million by the subsidiary of NSC, with the balance borrowed by I/N Tek from three Japanese trading companies. Inland Steel Company has exclusive rights to the productive capacity of the facility, except in certain limited circumstances, and, under a tolling arrangement with I/N Tek, has an obligation to use the facility for the production of cold-rolled steel. Under the tolling arrangement, Inland Steel Company was charged $141.2 million, $122.6 million and $95.0 million in 1993, 1992 and 1991, respectively, for such tolling services. NSC has the right to purchase up to 400,000 tons of cold-rolled steel from Inland Steel Company in each year at market-based negotiated prices, up to half of which may be steel processed by I/N Tek. Purchases of Inland Steel Company products by a subsidiary of NSC aggregated $157.8 million, $123.0 million and $100.6 million during 1993, 1992 and 1991, respectively. At year-end 1993 and 1992, a subsidiary of NSC owed the Company $8.2 million and $7.1 million, respectively, related to these purchases.

       The Company and NSC also own and operate another joint venture which consists of a 400,000 ton electrogalvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50 percent by a wholly owned subsidiary of Inland Steel Company and 50 percent by an indirect wholly owned subsidiary of NSC. The facility commenced operations in the fourth quarter of 1991 and became fully operational in the third quarter of 1992, with the total cost of the project being $554 million. Permanent financing for the project, as well as for capitalized interest and a portion of the working capital, was provided by third-party long-term financing, by capital contributions of the two partners of $60 million each and by subordinated partner loans of $30 million each. Inland Steel Company and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $516 million outstanding under its long-term financing agreement at December 31, 1993. Additional working capital requirements were met by partner loans and by third-party credit arrangements. I/N Kote is required to buy all of its cold-rolled steel from Inland Steel Company, which is required to furnish such cold-rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10 percent after operating and financing costs; this price is subject to an upward adjustment if Inland Steel Company's return on sales is less than I/N Kote's return on sales. Purchases of Inland Steel Company cold-rolled steel by I/N Kote aggregated $191.7 million in 1993 and $99.3 million in 1992. At year-end 1993, I/N Kote owed the Company $35.5 million related to these purchases. Prices of cold-rolled steel sold by Inland Steel Company to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. During 1993, Inland Steel Company sold cold-rolled steel to I/N Kote at a price that approximated its cost of production compared with 1992 when such sales were at less than its cost of production. I/N Kote also provides tolling services to Inland Steel Company for which it was charged $29.1 million in 1993. Inland Steel Company sells all I/N Kote products that are distributed in North America.

       The Company and NSC have entered into various agreements pursuant to which NSC has provided technical services and licenses of proprietary steel technology with respect to specific Company research and engineering projects. Pursuant to such agreements, Inland Steel Company incurred costs of $3.7 million, $4.1 million and $7.0 million for technical services and related administrative costs for services provided during 1993, 1992 and 1991, respectively.

       At midyear 1989, the Company and NSC, through a subsidiary, each purchased in the open market approximately $15 million of the other company's common stock. The estimated fair value of the NSC common stock at year-end 1993, based on the year-end quoted market price and exchange rate, was $6.7 million.


NOTE 13: INVESTMENTS IN UNCONSOLIDATED
JOINT VENTURES

The Company's investments in unconsolidated joint ventures accounted for by the equity method consist primarily of its 60 percent interest in I/N Tek, 50 percent interest in I/N Kote, 50 percent interest in PCI Associates, 40 percent interest in the Empire Iron Mining Partnership, 12 1/2 percent interest (25 percent interest in 1991) in Walbridge Electrogalvanizing Company, and 13 3/4 percent interest in Wabush Mines. I/N Tek and I/N Kote are joint ventures with NSC (see Note 12). The Company does not exercise control over I/N Tek, as all significant management decisions of the joint venture require agreement by both of the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. PCI Associates is a joint venture which operates a pulverized coal injection facility at the Indiana Harbor Works. Empire and Wabush are iron ore mining and pelletizing ventures owned in various percentages primarily by U.S. and Canadian steel companies. On June 30, 1992, the Company, through subsidiaries, sold one-half of its interest in Walbridge, resulting in a $22.5 million pre-tax gain. Walbridge is a venture that coats cold-rolled steel in which Inland has the right to 25 percent of the productive capacity (50 percent at year-end 1991). Following is a summary of combined financial information of the Company's unconsolidated joint ventures:

                          ---------------------------------------------------------------------------------------------
                          Dollars in Millions                                     1993           1992              1991
                          ---------------------------------                   -----------------------------------------
                          Results of Operations for the
                            years ended December 31:
                              Gross revenue                                   $  956.7      $  740.8           $  595.4
                              Costs and expenses                                 945.1         748.3              586.8
                          ---------------------------------                   -----------------------------------------
                                 Net income (loss)                            $   11.6      $   (7.5)          $    8.6
                          ---------------------------------                   -----------------------------------------
                          ---------------------------------                   -----------------------------------------
                          Financial Position at December 31:
                            Current assets                                    $  279.7      $  203.2           $  137.3
                            Total assets                                       1,925.9       1,949.9            1,875.8
                            Current liabilities                                  241.6         174.0              145.0
                            Total liabilities                                  1,545.5       1,511.7            1,428.4
                            Net assets                                           380.4         438.2              447.4
                          ---------------------------------                   -----------------------------------------
                          ---------------------------------                   -----------------------------------------


NOTE 14: COMMITMENTS AND CONTINGENCIES

Inland Steel Company guarantees payment of principal and interest on its 40 percent share of the long-term debt of Empire Iron Mining Partnership requiring principal payments of approximately $7.6 million annually through 1996. At year-end 1993, Inland Steel Company also guaranteed $34.5 million of long-term debt attributable to a subsidiary's interest in PCI Associates.

       As part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, Inland Steel Company agreed, subject to certain exceptions, to purchase, at prices which approximate market, the full amount of its annual limestone needs or one million gross tons, whichever is greater, through 2002.

       The Company and its subsidiaries have various operating leases for which future minimum lease payments are estimated to total $370.6 million through 2018, including approximately $60.7 million in 1994, $53.6 million in 1995, $48.2 million in 1996, $46.0 million in 1997, and $41.9 million in 1998. Included in the above amounts is a total of $154 million, approximately $20 million per year, related to the lease of a caster facility that the Company plans to buy-out in 1994. Upon completion of the transaction, the total and five year estimates provided should be reduced accordingly. The Company will also record additional long-term debt of approximately $63 million as part of the transaction, the interest and principal of which will be paid on through 2001. In addition, at year-end 1993, the Company guaranteed the lease and loans related to this caster facility, which are partially secured by a surety bond, currently in the amount of $62 million.

       It is anticipated that the Company will make expenditures of $20 million in 1994, $13 million in 1995, and $5 million to $10 million annually in each of the three years thereafter for the construction, and have ongoing annual expenditures of $40 million to $50 million for the operation, of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. The Company is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, the Company does not expect environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, to materially affect the Company's results of operations or financial position. Corrective actions relating to the EPA consent decree may require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. At December 31, 1993, the Company's reserves for environmental liabilities totaled $19 million related to the sediment remediation under the 1993 EPA consent decree.

       The total amount of firm commitments of the Company and its subsidiaries to contractors and suppliers, primarily in connection with additions to property, plant and equipment, approximated $15 million at year-end 1993.


NOTE 15: BUSINESS SEGMENTS AND
CONCENTRATION OF CREDIT RISK

The Company operates in two business segments, Integrated Steel and Steel Service Centers.

       Integrated Steel operations include the manufacture of steel mill products and the mining and processing of iron ore. Integrated Steel produces and sells a wide range of steels, of which approximately 99 percent consists of carbon and high-strength low-alloy steel grades. Approximately 76 percent of this segment's sales were to customers in five mid-American states, and 93 percent were to customers in 20 mid-American states. Over half the sales are to the steel service center and transportation (including automotive) markets.

       The Steel Service Center business segment processes and distributes a broad line of steel products, non-ferrous metals and industrial plastics to a wide range of industrial users on a nationwide basis. This segment includes Joseph T. Ryerson & Son, Inc. and J.M. Tull Metals Company, Inc.

       Substantially all sales between segments are recorded at current market prices. Operating profit consists of total sales less operating expenses. Operating expenses of segments do not include any allocation of general corporate income and expense, other non-operating income or expense, interest income or expense, or income taxes.

       Identifiable assets are those that are associated with each business segment. Corporate assets are principally investments in cash equivalents, the intangible pension asset, and the assets of discontinued segments.

       Substantially all of the Company's operations are located in the United States, and foreign sales are not material.

                          INFORMATION ABOUT BUSINESS SEGMENTS
                          --------------------------------------------------------------------------------------------
                          Dollars in Millions
                          Years Ended December 31                             1993            1992              1991
                          ----------------------------------                 -----------------------------------------
                          NET SALES
                          Integrated Steel Operations:
                          Sales to unaffiliated customers                    $2,001.3       $1,787.3          $1,757.9
                          Intersegment sales                                    173.6          122.1             137.5
                          ----------------------------------                 -----------------------------------------
                                                                              2,174.9        1,909.4           1,895.4
                          ----------------------------------                 -----------------------------------------
                          Steel Service Center operations;
                          Sales to unaffiliated customers                     1,882.5        1,707.0           1,645.6
                          Intersegment sales                                     10.8            9.6              10.3
                          ----------------------------------                 -----------------------------------------
                                                                              1,893.3        1,716.6           1,655.9
                          ----------------------------------                 -----------------------------------------
                          Eliminations and adjustments                         (180.0)        (131.7)           (146.8)
                          ----------------------------------                 -----------------------------------------
                            Total net sales                                  $3,888.2       $3,494.3          $3,404.5
                          ----------------------------------                 -----------------------------------------

                          OPERATING PROFIT (LOSS)
                          Integrated Steel Operations                        $  (28.2)       $(200.6)          $(313.2)
                          Steel Service Center Operations                        56.4           27.1              16.2
                          Eliminations and adjustments                           (1.6)            .1              (3.9)
                          ----------------------------------                 -----------------------------------------
                            Total operating profit (loss)                     $  26.6        $(173.4)          $(300.9)
                          ----------------------------------                 -----------------------------------------

                          IDENTIFIABLE ASSETS
                          Integrated Steel Operations                        $2,201.2       $2,212.3          $1,868.7
                          Steel Service Center Operations                       788.3          742.9             750.3
                          ----------------------------------                 -----------------------------------------
                                                                              2,989.5        2,955.2           2,619.0
                          General corporate and other                           446.3          191.3              78.8
                          ----------------------------------                 -----------------------------------------
                            Total assets on December 31                      $3,435.8       $3,146.5          $2,697.8
                          ----------------------------------                 -----------------------------------------

                          DEPRECIATION
                          Integrated Steel Operations                         $ 111.1        $ 110.2           $  98.7
                          Steel Service Center Operations                        19.2           18.7              18.4
                          ----------------------------------                 -----------------------------------------
                                                                                130.3          128.9             117.1
                          General corporate and other                             1.5             .7               1.1
                          ----------------------------------                 -----------------------------------------
                            Total depreciation                                $ 131.8        $ 129.6           $ 118.2
                          ----------------------------------                 -----------------------------------------

                          CAPITAL EXPENDITURES
                          Integrated Steel Operations                         $  86.1        $  55.1           $ 124.7
                          Steel Service Center Operations                        19.3            9.3               9.8
                          ----------------------------------                 -----------------------------------------
                                                                                105.4           64.4             134.5
                          General corporate and other                              .2              --              5.7
                          ----------------------------------                 -----------------------------------------
                            Total capital expenditures                        $ 105.6        $  64.4           $ 140.2
                          ----------------------------------                 -----------------------------------------
                          ----------------------------------                 -----------------------------------------

