Form 10-K405, Exhibit 13
INLAND STEEL INDUSTRIES INC /DE/
filed 1995-03-29
CIK 790528

                                                                     EXHIBIT 13
Financial Review

RESULTS OF OPERATIONS

Dollars in Millions (except per share data)         1994              1993                1992
                                                   ------           -------              ------
Net sales                                          $4,497.0         $3,888.2            $3,494.3
Operating profit (loss)                            $  249.4         $   26.6            $ (173.4)
Net income (loss)                                  $  107.4         $  (37.6)           $ (815.6)
Net income (loss) per common share                 $   1.81         $  (1.96)           $ (25.82)

   In 1994, the Company achieved its best performance since 1989, reporting net income of $107.4 million, or $1.81 per common share. Net losses for 1993 and 1992 were $37.6 million, or $1.96 per common share, and $815.6 million, or $25.82 per common share, respectively. The 1992 loss included $656.2 million, or $19.99 per common share, related to a one-time charge to recognize the cumulative effect of adopting Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
   Net sales of $4.5 billion in 1994 were 16 percent higher than 1993 net sales due to a 9 percent increase in volume and a 7 percent increase resulting from improved selling prices and a richer mix of products sold. The 1993 sales increase of 11 percent over 1992 was due primarily to an increase in volume as average selling prices remained virtually unchanged at both of the Company's business segments.
   The demand for Company products and services increased in 1994 as both business segments benefited from strong consumer demand for durable goods. In addition to benefiting from increased volume, both segments realized an improvement in average selling price with the greatest improvement realized at the Steel Manufacturing Segment. The current year increases in average selling prices and volume were the primary factors in the Company's reporting an operating profit of $249 million, a $223 million increase from 1993. Continued reductions per ton sold of non-materials costs at the Materials Distribution Segment further contributed to the year-to-year improvement in operating profit.
   In 1993, despite two factors that adversely impacted results at the Company's Steel Manufacturing Segment, significant improvements in volume and continued cost reductions resulted in the Company posting a $27 million operating profit, a $200 million improvement compared with 1992.
   In 1992, the Company experienced the largest net loss in its history due primarily to the adoption of FASB Statement No. 106 on retiree health care costs and the election to recognize immediately, rather than amortize over 20 years, a $656 million after-tax transition obligation reflecting the aggregate amount that would have been accrued had the standard been in effect in prior years. This charge was reported on a separate line as a change in accounting principle on the Statement of Operations. See Financial Review--Accounting Matters for further details.
   In the 1994 first quarter, in an effort to better support customers with foreign operations and expand other off-shore opportunities, the Company formed a new subsidiary, Inland International, Inc., to provide materials management and technical services outside the United States. Subsequently, Inland International and AHMSA, Mexico's largest steel company, formed a joint-venture company, Ryerson de Mexico, to distribute materials and provide services to the Mexican market through 17 service center locations located throughout Mexico. The impact on the Company of the major currency devaluation experienced in Mexico at the end of 1994 was not material. Inland International also formed Inland International Trading, Inc., which is responsible for international purchasing and exporting of materials and services for all of the Company's operations. At year-end 1994, Inland International signed letters of understanding to study the feasibility of creating a joint venture in the People's Republic of China. In addition, in January 1995, Inland International Trading, Inc., The Macsteel Group and Federal Industries Ltd. formed I.M.F. Steel International Ltd., a joint venture in which Inland holds a 50 percent interest, to sell the Company's products and services around the world. In 1994 these international activities were not material to the financial results of the Company.
   Average shares outstanding were 44 million in 1994, 36 million in 1993, and 33 million in 1992. Results per common share are reported after preferred stock dividends.

STEEL MANUFACTURING SEGMENT

Dollars and Tons in Millions              1994                   1993                 1992
                                         ------                 ------               ------
Net sales                                $2,487.9             $2,174.9               $1,909.4
Operating profit (loss)                  $  149.3             $  (28.2)              $ (200.6)
Net tons shipped                              5.2                  4.8                    4.3

   Inland Steel Company reported an operating profit of $149 million for 1994, the best performance since 1989, following operating losses of $28 million in 1993 and $201 million in 1992. Net sales increased 14 percent, 7 percent due to an increase in the vol-ume of steel mill products shipped and 7 percent due to improved selling prices and mix. The recovering economy continued to provide strong demand for products containing steel and this demand was the principal factor leading to both increased volume and price. Net sales increased 14 percent in 1993 from 1992 due almost entirely to an increase in shipments to 4.8 million tons. The average selling price for 1993 was virtually unchanged from 1992. The 1993 financial results were negatively affected by approximately $30 million due to the unfavorable impact on steel operations of the scheduled outage of the largest blast furnace at the Indiana Harbor Works for a mini-reline. In addition, there was a $22.3 million charge taken for the early closure of the Company's remaining cokemaking facilities due to their inability to meet environmental regulations and deteriorating operating performance. Partially offsetting these unfavorable items was a $24 million LIFO profit recognition due to inventory reductions.
      Inland Steel Company operated at 89 percent of its raw steelmaking capability in 1994, compared with 83 percent in 1993 and 79 percent in 1992.
      Inland Steel Company embarked in 1991 on a turnaround program to increase revenues and asset utilization, and significantly reduce its underlying cost base by year-end 1994. A restructuring charge in 1991 of $205 million provided for the write-off of facilities, an environmental reserve and the cost of an estimated 25 percent reduction in the workforce. Primarily due to the continued operation of its plate mill, the closure of which was anticipated in arriving at the targeted workforce reduction, the Company achieved only a 20 percent reduction in the workforce by year-end 1994. The 1994 effect of this program represents a savings of approximately $200 million in employment costs and $10 million in decreased depreciation expense. However, the savings from reduced employment was partially offset by increased wage and benefit costs.
      I/N Tek continued to operate near capacity and produce consistently high-quality steel. In August 1993, I/N Kote achieved near design capacity operations and, by year-end 1993, had achieved product qualification at all major customers. Under the I/N Kote partnership agreement, Inland Steel Company supplies all of the steel for the joint venture and, with certain limited exceptions, is required to set the price of that steel to assure that I/N Kote's expenditures do not exceed its revenues. During 1993, Inland Steel Company's sales prices approximated its costs of production, and in 1994, the prices exceeded production costs but were still less than the market prices for cold-rolled steel products. As I/N Kote expenditures include principal payments and a provision for return on equity to the partners, Inland Steel Company's ability to realize higher prices on its sales to I/N Kote depends on the facility continuing near-capacity operations and obtaining appropriate pricing for its products.
      The Company's remaining cokemaking facilities were closed by year-end 1993. The Company determined that it was uneconomical to repair the coke batteries sufficiently to continue cost-effective operations that would comply with current environmental laws. To replace the Company-produced coke, Inland Steel Company entered into a long-term supply contract and other arrangements to purchase coke. In addition, Inland Steel Company and NIPSCO, a local utility, formed a joint venture which constructed and is operating a pulverized coal injection facility at the Indiana Harbor Works. This facility injects coal directly into the blast furnaces thereby reducing coke requirements. The joint venture commenced operations in the third quarter of 1993 and achieved design capacity by year-end 1994, reducing coke requirements by approximately 25 percent.

MATERIALS DISTRIBUTION SEGMENT

Dollars and Tons in Millions                 1994              1993             1992
                                           --------         --------         --------
Net sales                                  $2,197.5         $1,893.3         $1,716.6
Operating profit                           $   98.1         $   56.4         $   27.1
Net tons shipped                               2.33             2.08             1.87


Inland Materials Distribution Group ("IMDG"), consisting of Joseph T. Ryerson & Son, Inc., including its Ryerson Coil Processing Company division, and J. M. Tull Metals Company, Inc., reported its third consecutive year of improved net sales and operating profit. Net sales increased 16 percent to $2.2 billion due to a 12 percent increase in volume and a 4 percent increase in average selling price per ton sold reflecting, in part, a better mix of products sold. Lower operating costs as a percent of sales in addition to the higher sales resulted in IMDG recording an operating profit of $98.1 million in 1994, its highest yearly level since 1988. All four regions of the general line business, which supplies a wide range of metals and industrial plastics, as well as the coil processing business were again profitable in 1994 with the strongest results in the Midwest and Southeast.
      In the third quarter of 1991, and in every quarter since (or 14 consecutive quarters), IMDG's operating profit has increased over the comparable year-earlier quarter.
      In 1993, net sales increased 10 percent to $1.89 billion due almost entirely to an increase in volume, as the average selling price per ton increased minimally. Operating profit of $56.4 million in 1993 was more than double that reported in 1992 due primarily to IMDG being able to increase sales at a faster rate than associated costs.

LIQUIDITY AND FINANCING
The Company finished 1994 with cash and cash equivalents of $107 million compared with $251 million at year-end 1993 and $138 million on December 31, 1992. There was no short-term bank borrowing at year-end 1994, 1993 or 1992.
      Improved operating results, in addition to the proceeds from its December 1993 common stock offering, allowed the Company to actively pursue a major deleveraging program in 1994.
      During 1994, Inland Steel Company purchased the equity interest in the operating lease of the No. 2 Basic Oxygen Furnace Shop caster facility for $83 million and assumed $63 million of lease-related caster debt. By year-end this $63 million debt and $40 million of other caster debt was repaid.
      In the first quarter of 1994, Inland Steel Company redeemed the remaining $75 million principal amount of outstanding Series O, P, and Q First Mortgage Bonds.
      In the 1994 second quarter, the Company called for redemption all outstanding shares of Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock. The call resulted in conversion of the 1.5 million shares of Series G Preferred Stock outstanding into 2.7 million shares of common stock, reducing annual preferred dividends by $6.9 million.
      Also during the second quarter, Inland Steel Company refinanced $20 million of 8.125 percent pollution control revenue bonds with bonds bearing an interest rate of 7.125 percent.
      Cash availability as well as various covenants in subsidiary borrowing arrangements limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to approximately $225 million at year-end 1994. This amount is subject to change based on the financial performance of each subsidiary.
      The Company's subsidiary borrowing arrangements, as well as both the Inland Steel Company Series T First Mortgage Indenture and the indenture under which the Company's 12.75% Notes were issued, contain covenants limiting financial flexibility and the Company's ability to issue additional debt. Certain covenants in the indenture relating to the 12.75% Notes also limit the amount of cash dividends the Company may declare or pay. At year-end 1994, up to $114 million of common dividends could have been paid under terms of the indenture. The 12.75% Notes are not subject to redemption prior to December 15, 1997.

In 1989, the Company sold $185 million of its Series F Exchangeable Preferred Stock and agreed to repurchase an identical amount of Company common stock. By year-end 1994, $147 million had been spent to purchase 4.7 million shares. The Company suspended open-market stock purchases under this agreement in December 1990.
      The Company's subsidiaries continue to maintain committed credit facilities totaling $225 million. A special-purpose subsidiary of Inland Steel Company has a $100 million revolving credit facility which extends to November 30, 1995. The credit facility, which is expected to be extended, is secured by receivables sold to this subsidiary by Inland Steel Company. The $100 million Ryerson unsecured revolving credit facility extends to March 31, 1995. A new agreement extending the maturity of this credit facility for five years and increasing the amount to $200 million has been approved by the banks involved, subject to final documentation. The $25 million Tull unsecured credit facility was extended in 1994 to December 15, 1997. The interest rates on borrowing under such credit agreements are, at the Company's option, based on Eurodollar, Certificate of Deposit, or the greater of federal funds or prime rates. At year-end, the highest interest rate option for borrowings under any of these credit agreements was the applicable prime rate plus .75 of a percentage point.
      The Company believes that its present cash position, augmented by its subsidiaries' credit facilities and the anticipated cash flow from operations provided by continued strong demand for its products, will provide sufficient liquidity to meet its scheduled debt and redeemable preferred stock retirements, pay preferred dividends, fund its capital program and meet any operating cash requirements that may arise for at least the next two years. The Company ended 1994 with long-term debt of $706 million compared with $777 million at year-end 1993. The average interest rate on this debt is approximately 10 percent.
      Due to a substantial decrease in stockholders' equity in 1992 primarily resulting from the adoption of FASB Statement No. 106, the ratio of long-term debt to total capitalization of 49 percent, 55 percent and 63 percent reported at year-end 1994, 1993 and 1992, respectively, was substantially higher than that reported in prior years. Including Series F Preferred Stock, the ratio of long-term debt and redeemable preferred stock to total capitalization was 62 percent at December 31, 1994 compared with 69 percent and 77 percent at year-end 1993 and 1992, respectively.
      In addition, Inland Steel Company guarantees its 50 percent share of I/N Kote borrowings, a PCI joint venture loan, and a portion of the debt of the Empire Iron Mining partnership amounting to $243 million, $32 million, and $15 million, respectively, at year-end 1994. Because none of these guarantees have been invoked since their inception and because of the current strong demand for steel products, the Company does not believe these guarantees will be called upon.
      The Company's debt ratings at year-end 1994 were unchanged from 1993 and were:

Ratings at Year End                                        1994
-------------------                                       ------
Inland Steel Industries Notes
      Moody's                                              Ba3
      Standard & Poor's                                    B+
Inland Steel Company First Mortgage Bonds
      Moody's                                              Ba3
      Standard & Poor's                                    BB-


CAPITAL EXPENDITURES

Dollars in Millions                                  1994             1993                  1992
-------------------                                 ------           ------                ------
Capital expenditures
      Steel Manufacturing                           $223.6            $ 86.1               $55.1
      Materials Distribution                          20.4              19.3                 9.3
      General corporate and other                      1.3                .2                --
                                                    ------            ------               -----
Total capital expenditures                          $245.3            $105.6               $64.4
                                                    ======            ======               =====

      Capital expenditures of $245 million in 1994 include $146 million related to the purchase of a caster facility which had previously been leased. The majority of the remaining capital expenditures was principally for new machinery and equipment related to maintaining or improving operations at the Steel Manufacturing Segment.
      The Company anticipates capital expenditures in 1995 will approximate $190 million. These projects are expected to be funded by cash generated from operations and cash on hand at year-end 1994, plus possible funding from third-party financing.

EMPLOYMENT MATTERS

Inland Steel Company and the United Steelworkers of America entered into a new labor agreement, effective August 1, 1993, covering wages and benefits. Among other things, the agreement provides a wage increase of $.50 per hour on August 1, 1995, a $500 bonus in each of 1993 and 1994 (totaling in each case approximately $4 million) and a potential bonus of up to $1,000 per employee (approximately $8 million in total) based on Inland Steel Company's achieving $150 million of pre-tax income in 1995 (adjusted to exclude the incremental FASB Statement No. 106 costs and such bonus). In addition, all active employees received an additional week of vacation in 1994 and will receive an additional week in 1996. The agreement expires on July 31, 1999 but provides for a reopener on wages and certain benefits in 1996 with an arbitration provision to resolve unsettled issues, thereby precluding a work stoppage over the six-year contract term. The agreement also provides for election to the Company's Board of Directors of a union designee acceptable to the Board, restricts Inland Steel Company's ability to reduce the union workforce (generally limited to attrition and major facilities shutdowns), allows greater flexibility to institute work rule changes, and requires quarterly rather than annual payment of profit sharing amounts, significant improvements in pension benefits for active employees, and the securing of retiree health care obligations through certain trust and second mortgage arrangements. "First dollar" health care coverage is eliminated under the agreement through the institution of co-payments and increased deductibles for medical benefits.
      Despite increased shipments, average employment declined 4 percent during 1994 after declining 6 percent in 1993 and 8 percent during each of the prior two years, reflecting continuing efforts by the Company to implement its cost-reduction program. As announced in 1991, the Company planned to reduce employment at its corporate headquarters and at Inland Steel Company by 25 percent from year-end 1991 to year-end 1994. The 25 percent reduction was not fully achieved by the end of 1994 principally because of Inland Steel Company's continued operation of its plate mill, employing approximately 600 people. The plate mill will continue to operate as long as it remains economically viable. Despite the reduction in employment in 1994, total employment costs and average employment cost per employee increased 3 percent and 7 percent, respectively, from 1993. Direct compensation increased in 1994, in spite of reduced salary and wage costs, due solely to increases in profit sharing provisions. Employee benefits also increased as a result of higher pension expense, offset in part by reduced health care insurance costs.

EMPLOYEES

(monthly average receiving pay)                  1994               1993               1992
                                               ------             -------            -------
Steel Manufacturing                            10,166             10,857             11,847
Materials Distribution                          5,195              5,157              5,168
Headquarters and other                            118                138                166
                                               ------             ------             ------
Total                                          15,479             16,152             17,181
                                               ======             ======             ======

CONSOLIDATED EMPLOYMENT COSTS

Dollars in Millions (except averages)             1994               1993               1992
                                                 ------            --------           ---------
Direct compensation                           $    681.1          $   665.0             $   682.3
Employee benefits
      Group insurance costs                         63.5               77.1                  64.4
      Postretirement benefits
         other than pensions                        79.5               95.7                 111.0
      Pension costs (credits)                       28.2               (4.6)                 (9.2)
      Social security and unemploy-
         ment compensation taxes                    55.5               54.6                  53.9
      Workers' compensation
         expense                                    12.7               10.8                  12.0
      Thrift Plan costs                              9.2                9.7                  10.5
      Cost of supplemental unem-
         ployment benefit plans                      7.9                6.5                   8.5
      Industry welfare and
         retirement funds                            2.9                3.2                   2.5
      All other                                      9.0                6.9                   4.8
                                              ----------          ---------             ---------
Total cost of employee benefits                    268.4              259.9                 258.4
                                              ----------          ---------             ---------
Total employment costs                        $    949.5          $   924.9             $   940.7
                                              ==========          =========             =========
Average employment cost
      per employee                            $   61,342          $  57,265             $  54,750
                                              ==========          =========             =========

PENSIONS
At year-end 1994, the market value of Inland Steel Industries Pension Plan assets totaled $1,652 million, a $142 million decrease during the year. For financial reporting purposes, the funded status of the Pension Plan has appeared very volatile over the last three years due to the significant changes in the interest rate on high-grade fixed-income obligations that must be used for valuing pension liabilities. This rate moved from 8.6 percent in 1992 to
7.25 percent in 1993, a twenty year low, and back to 8.8 percent in 1994. This caused the Company to record a $122 million additional pension liability on the balance sheet in 1993, which was eliminated in 1994. In 1993, this additional minimum liability was offset by an intangible pension asset. Future reductions in interest rates could result in a similar situation requiring the Company to book an additional minimum pension liability. However, under ERISA funding guidelines, which take a longer term view in determining the interest rate to use in valuing liabilities, the Pension Plan was adequately funded in 1993 and continued to be so in 1994. Under pension reform legislation contained in the recently passed General Agreement on Tariffs and Trade ("GATT"), the Pension Plan may have a funding requirement related to 1995 which would require funding in 1996.

      The annualized return earned in the Pension Plan's diversified portfolio for the past ten years approximated 12 percent annually, however, individual year returns have been volatile. In 1994 the Plan earned less than 1 percent compared with a 16 percent return in 1993. A total of $151 million in pension benefits was paid in 1994, compared with $146 million in 1993. At year-end 1994, pension benefits were being paid to 16,235 retirees and their beneficiaries compared with 15,748 at year-end 1993.

ACCOUNTING MATTERS
FASB Statement No. 106 requires that the cost of retiree medical and life insurance benefits be accrued during the working years of each employee. Previously, retiree medical benefits were expensed as incurred after an employee's retirement. Adoption of this standard in 1992 has not and will not affect cash flow as liabilities for health care and life insurance benefits will continue to be paid as claims are submitted. The unfunded benefits liability reflected on the balance sheet as of December 31, 1994, was approximately $1.2 billion. The unfunded liability will continue to grow as long as accrual-basis costs exceed cash benefit payments. (See Note 11 to the consolidated financial statements for further details.)
      In 1992, the Company also adopted FASB Statement No. 109, "Accounting for Income Taxes," which, at the time of adoption, had no material impact on results of operations or the financial position of the Company. FASB Statement No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.
      At December 31, 1994, the Company had a net deferred tax asset of $420 million, which includes $451 million related to the temporary difference arising from the adoption of FASB Statement No. 106. While the Company believes it is more likely than not that it will generate sufficient taxable income from operations to realize all deferred tax assets, a secondary source of future taxable income could result from tax planning strategies. Possible strategies include the Company's option of changing from the LIFO method of accounting for inventories to the FIFO method (such change would have resulted in approximately $380 million of additional taxable income as of year-end 1994 which would serve to offset approximately $135 million of deferred tax assets) and selection of different tax depreciation methods. After assuming such change in accounting for inventories, the Company would need to recognize approximately $800 million of taxable income over the 15-year net operating loss carryforward period and the period in which the temporary difference related to the FASB Statement No. 106 obligation will reverse, in order to fully realize its net deferred tax asset. The Company believes that it is more likely than not that it will achieve such taxable income level. (See Note 12 to the consolidated financial statements for further details regarding this net deferred tax asset.)

ENVIRONMENTAL ISSUES
Inland Steel Company has significantly reduced discharges of air and water pollutants at its Indiana Harbor Works complex in East Chicago, Indiana in recent years and is committed to operating its facilities in an environmentally acceptable manner.
      On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the United States Environmental Protection Agency ("EPA") in 1990. The consent decree included a $3.5 million cash fine, environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The fine and estimated remediation costs were provided for in earlier years. After payment of the fine, the Company's reserve for environmental liabilities, including those in connection with the consent decree, totaled $19 million. The consent decree also defines procedures for remediation at Inland Steel Company's Indiana Harbor Works. The procedures defined establish essentially a three-step process, each step of which requires agreement of the EPA before progressing to the next step in the process, consisting of: assessment of the site, evaluation of corrective measures for remediating the site, and implementation of the remediation plan according to the agreed-upon procedures. The Company continues to assess the extent of environmental contamination. The Company anticipates that this assessment will cost approximately $1 million to $2 million per year and take another three to five years to complete. Because neither the nature and extent of the contamination nor the corrective actions can be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the costs of or the time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective action is not significant.
      Capital spending for pollution control projects totaled $18 million in 1994, up from $7 million in 1993. Another $41 million was spent in 1994 to operate and maintain such equipment, versus $42 million a year earlier. During the five years ended December 31, 1994, the Company has spent $280 million to construct, operate and maintain environmental control equipment at its various locations.
      Environmental projects previously authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that would be required under the consent decree settling the 1990 EPA lawsuit, will require capital expenditures of approximately $24 million in 1995. It is anticipated that the Company will make annual capital expenditures of $5 million to $10 million in each of the next four years thereafter for the construction, and have ongoing annual expenditures of $40 million to $50 million for the operation, of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the Resource Conservation and Recovery Act and the consent decree in the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required. Such additional environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, however, are not expected to be material to the results of operations or financial position of Inland Steel Company.

INTERNATIONAL TRADE ISSUES
Domestic steel producers face significant competition from foreign producers and have been injured by unfairly traded imports. Many foreign steel producers are owned, controlled or subsidized by their governments. In 1992, the Company and certain domestic steel producers filed unfair trade petitions against foreign producers of certain bar, rod and flat-rolled steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on essentially all of the bar and rod products and about half of the flat-rolled products, in each case based on the tonnage of the products against which claims were brought. Appeals of the adverse ITC decisions have been filed in the U.S. Court of International Trade ("CIT") or similar jurisdictional bodies, and foreign producers have appealed certain of the findings against them. The CIT sustained the ITC in the bar and rod cases and in the cold-rolled and hot-rolled flat products cases. Appeals are pending regarding corrosion-resistant flat products. It is not certain how the ITC actions and the appeals have impacted imports of steel products into the United States or the price of such steel products.
      On December 15, 1993, President Clinton notified the U.S. Congress of his intent to enter into agreements resulting from the Uruguay Round of multilateral trade negotiations under the General Agreement on Tariffs and Trade. The key provisions applicable to domestic steel producers include an agreement to eliminate steel tariffs in major industrial markets, including the United States, over a period of 10 years and agreements regarding various subsidy and dumping practices as well as dispute settlement procedures. Legislation to implement the Uruguay Round agreement was enacted into Federal law in December 1994. The agreement went into effect January 1, 1995. Company management supported passage of the legislation, believing that the market opening benefits offered by the agreement would be beneficial to the Company.


Summary by Quarter (Unaudited)      Inland Steel Industries, Inc. and Subsidiary
                                                                       Companies

Dollars in Millions (except per share data)
                                                                             Per Common Share
                                                               --------------------------------------------
                                                                                        Market Price
                       Net     Gross  Income (Loss) Net Income  Net Income      ---------------------------
                     Sales    Profit  Before Taxes      (Loss)      (Loss)       High       Low      Close
                    -------  -------- ------------  ---------    ---------     -------   --------  --------
1994
First Quarter     $1,075.7    $   85.8    $  14.6    $    9.2      $  .03     $ 37 1/8    $29 7/8      $30 1/8
Second Quarter     1,135.6       123.5       50.2        31.6         .57       36 5/8     29 3/8       34 7/8
Third Quarter      1,129.5       120.3       47.5        30.7         .54       42         34           39 3/8
Fourth Quarter     1,156.2       126.9       57.2        35.9         .66       39 1/2     29 7/8       35 1/8
                  --------    --------    -------    --------      ------     --------    -------      -------
Year              $4,497.0    $  456.5    $ 169.5    $  107.4      $ 1.81*    $ 42        $29 3/8      $35 1/8
                  ========    ========    =======    ========      ======     ========    =======      =======

1993
First Quarter     $  941.5    $   27.5     $(47.5)   $  (31.4)    $(1.12)      $24 3/4    $20          $22
Second Quarter       996.4        72.8       (3.8)       (2.5)      (.30)       29 1/8     21 1/2       28 3/4
Third Quarter        972.0        84.0        9.0        17.0        .25        30 1/4     24 3/4       28 1/8
Fourth Quarter       978.3        63.3      (31.3)**    (20.7)**    (.79)**     35         28           33 1/8
                  --------    --------    -------    --------      ------      --------   -------      -------
Year              $3,888.2    $  247.6     $(73.6)   $  (37.6)    $(1.96)      $35        $20          $33 1/8
                  =========   ========     ======    =========    ======       ========   =======      =======

      * Per share amounts for the quarters do not total to the amount reported for the year, as per share amounts are computed independently for each quarter and the year based on respective weighted average common shares outstanding.
     ** Includes facility shutdown provision of $22.3 million, $14.7 million after tax or $.41 per share.

Eleven-Year Summary of Selected Financial Data and Operating Results



                                                                             1994            1993          1992
                                                                           --------        -------       --------
                                              Dollars in Millions
RESULTS                  Net sales                                        $  4,497.0    $  3,888.2     $  3,494.3
OF OPERATIONS            Depreciation                                          138.7         131.8          129.6
                         Interest expense                                       71.4          78.0           54.9
                         Rent expense                                           54.5          73.7           75.5
                         Continuing business segments
                               Income (loss) before income taxes                169.5        (73.6)        (258.6)
                               Income taxes                                      62.1          36.0Cr.       99.2Cr.
                               Income (loss)                                    107.4        (37.6)         (159.4)
                         Net income (loss)                                      107.4        (37.6)         (815.6)
                                                   Shares in Thousands
DATA APPLICABLE          Average number of shares                              43,545       35,540          32,828
TO COMMON STOCK          Income (loss) per share
                               Continuing business segments               $      1.81   $    (1.96)   $      (5.83)
                               Net income (loss)                                 1.81        (1.96)         (25.82)
                         Dividends per share                                       --           --              --
                         Stockholders' equity per share                         11.06         7.79            6.01
                         Stockholders of record                                16,000       16,000          18,000
                         Shares traded (average daily volume)                   206.3        134.2            97.3
                                                   Dollars in Millions
CHANGES IN               Cash provided from (used for) operations         $     265.5    $   112.0     $     (21.4)
FINANCIAL POSITION       Capital expenditures                                   245.3        105.6            64.4
                         Investments in and advances to
                               joint ventures, net                              (13.7)         1.9             6.3
                         Acquisitions                                              --           --              --
                         Dividends declared on common stock                        --           --              --
                         Dividends declared on preferred stock                   27.9         32.0            32.1
                         Financing
                               Long-term debt (net of retirements)              (71.2)       (96.6)          108.9
                               Preferred stock sold                                --           --              --
                               Common stock sold                                   --        178.7            97.9
                         Net change in liquidity                               (143.4)       112.8            90.6
                                             Dollars in Millions
FINANCIAL POSITION       Working capital                                  $     516.7    $   496.4     $     441.0
AT YEAR END              Property (net)                                       1,610.3      1,507.7         1,548.8
                         Total assets                                         3,353.4      3,435.8         3,146.5
                         Long-term debt                                         705.9        777.1           873.7
                         Redeemable preferred stock                             185.0        185.0           185.0
                         Other temporary equity                                  37.9         40.8            49.9
                         Stockholders' equity                                   509.2        397.6           271.4
                         Unused credit facilities                                 225          225             225

FINANCIAL RATIOS         Net income (loss) as a percent of sales                  2.4%        (1.0)%         (23.3)%
                         Long-term debt to total capitalization                  49.1%        55.5%           63.3%
                         Long-term debt and redeemable
                               preferred to total capitalization                 62.0%        68.7%           76.7%
                         Return on stockholders' equity                          21.1%         loss            loss
                                             Dollars and Tons in Millions
PRODUCTION               Tons of raw steel produced                               5.3           5.0             4.7
AND EMPLOYMENT           Tons of steel mill shipments                             5.2           4.8             4.3
STATISTICS               Average number of employees                           15,479        16,152          17,181

                         Total employment costs                           $     949.5    $    924.9     $     940.7

Cr. = Credit

                          Inland Steel Industries, Inc. and Subsidiary Companies

        1991           1990            1989           1988          1987        1986         1985       1984
     ---------       --------         -------       --------       -------    --------     -------    --------
     $ 3,404.5       $ 3,870.4      $  4,146.7     $ 4,068.0     $ 3,453.2   $ 3,173.2    $ 2,999.4  $ 3,135.0
         118.2           119.7           131.2         134.8         123.4       124.0        119.7      124.5
          46.8            38.7            38.4          46.2          62.8        71.6         64.9       62.3
          81.8            85.5            79.9          72.3          68.9        55.2         33.7       28.2

        (381.1)          (36.7)          175.6         364.6          97.5        36.7       (147.5)     (36.5)
         106.0Cr.         16.1Cr.         55.9         115.8          14.2Cr.      1.9           .1Cr.     6.1
        (275.1)          (20.6)          119.7         248.8         111.7        34.8       (147.4)     (42.6)
        (275.1)          (20.6)          119.7         262.1         145.0        19.3       (178.4)     (41.4)

        30,943          32,195          35,581        33,623        31,854      28,479       25,266     25,054

     $   (9.88)      $   (1.41)     $     3.15     $    6.99     $    3.09    $    .95     $  (6.14) $   (2.02)
         (9.88)          (1.41)           3.15          7.39          4.14         .40        (7.37)     (1.97)
           .15            1.40            1.40           .75            --          --         .375        .50
         31.10           41.27           43.00         42.50         36.15       32.85        34.20      42.14
        18,000          19,000          23,000        24,000        26,000      29,000       33,000     38,000
          89.3            95.7           199.5         170.0         178.9        78.6         55.2       61.1

     $    25.0       $   189.1      $    240.2     $   531.8     $   169.1    $  129.1          N/A        N/A
         140.2           268.1           197.2         136.5         128.0       124.8     $  174.8   $  185.1

          24.9            49.8            15.5          73.6          10.5         9.0          7.8        2.3
            --              --            28.2          50.2            --        96.4           --         --
           4.6            45.3            50.1          25.2            --          --          9.5       12.5
          31.1            27.1             6.9          13.8          13.9         7.8          7.8        8.1

          73.1           114.0           (17.8)        (43.2)       (160.9)     (122.5)        87.8       46.6
          72.8              --           185.0            --          96.6          --           --       72.8
            --              --              --            --          83.7        85.2           --         --
         (11.2)         (179.1)          (67.9)        124.2          71.7       157.2        (70.1)      24.0

      $  322.8       $   395.9       $   703.0     $   719.8     $   625.0    $  428.0     $  268.0   $  339.5
       1,635.0         1,708.3         1,569.8       1,493.9       1,488.1     1,552.4      1,745.2    1,730.8
       2,697.8         2,934.8         3,008.5       2,925.0       2,651.4     2,526.6      2,631.5    2,607.7
         764.8           691.7           577.7         595.5         638.7       799.6        922.1      834.3
         185.0           185.0           185.0            --            --          --           --         --
          53.0            54.9           181.3            --            --          --           --         --
       1,009.4         1,234.0         1,313.8       1,559.4       1,391.5     1,067.7        958.4    1,147.2
           225             325             325           225           225         150          135        228

          (8.1)%           (.5)%           2.9%          6.4%          4.2%         .6%        (5.9)%     (1.3)%
          38.0%           31.9%           25.6%         27.6%         31.5%       42.8%        49.0%      42.1%

          47.2%           40.5%           33.8%         27.6%         31.5%       42.8%        49.0%      42.1%
          loss            loss             9.1%         16.8%         10.4%        1.8%         loss       loss

           4.7             5.3             5.6           6.1           5.5         5.7          6.1        6.5
           4.2             4.7             4.9           5.0           4.9         4.9          4.7        5.0
        18,600          20,154          20,715        20,639        20,740      22,668       24,413     26,921

      $  907.4        $  979.0         $ 964.3      $  945.8      $  878.4    $  918.6      $ 988.5   $1,006.7

Financial Responsibility


Senior management is responsible for the integrity and objectivity of the financial data reported by Inland Steel Industries, Inc. and its subsidiaries. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and in management's judgment reflect fairly the consolidated financial position, cash flows and results of operations of Inland and its subsidiary companies.
      The Company maintains systems of internal accounting controls and procedures to provide reasonable assurance of the safeguarding and accountability of Company assets, and to ensure that its financial records provide a reliable basis for the preparation of financial statements and other data.
      Internal accounting control is maintained through:
     -The on-going activities of corporate staff and line officers and a task force of accounting management which monitors the adequacy of internal accounting control systems throughout the Company
     -The selection and proper training of qualified personnel
     -The appropriate separation of duties in organizational
      arrangements
     -The establishment and communication of accounting and business policies together with detailed procedures for their implementation
     -The use of an intensive ongoing program of internal auditing
     -The use of a detailed budgeting system to assure that expenditures are properly approved and charged.

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

Price Waterhouse LLP

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
INLAND STEEL INDUSTRIES, INC.

In our opinion, the consolidated financial statements on pages 35 through 49 present fairly, in all material respects, the financial position of Inland Steel Industries, Inc. and Subsidiary Companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
      As discussed in Notes 11 and 12 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes.

Chicago, Illinois
February 20, 1995     /s/ Price Waterhouse LLP

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

PER SHARE RESULTS
Primary per share results are based on the weighted average number of common shares outstanding and take into account the dividend requirements of preferred stock, net of tax benefits related to leveraged Employee Stock Ownership Plan ("ESOP") shares, and the dilutive effect of outstanding stock options.
      Fully diluted earnings per common share reflect the further dilutive effect of the assumed conversion into common stock of the outstanding shares of convertible preferred stock, and the elimination of the related preferred stock dividends. Also reflected in the fully diluted earnings per common share is an adjustment for the additional ESOP contribution, net of tax benefits, that would be necessary to meet debt service requirements that would arise upon conversion of the leveraged Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock"), due to the current excess of the preferred dividend over the common dividend.

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

BENEFITS FOR RETIRED EMPLOYEES
Pension benefits are provided by the Company to substantially all employees under a trusteed non-contributory plan. Life insurance and certain medical benefits are provided for substantially all retired employees.
      The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. With the adoption of Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992, the cost of health care benefits for retirees, previously recognized as incurred, is being accrued during their term of employment (see Note 11). Pensions are funded in accordance with ERISA requirements in a trust established under the plan. Costs for retired employee medical benefits and life insurance are funded when claims are submitted.

CASH EQUIVALENTS
Cash equivalents reflected in the Statement of Cash Flows are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio.

INCOME TAXES
Effective January 1, 1992, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes."

Consolidated Statements of Operations and Reinvested Earnings                Inland Steel Industries, Inc. and Subsidiary Companies

                Dollars in Millions (except per share data)  Years Ended December       1994          1993          1992

Consolidated    Net sales                                                           $4,497.0      $3,888.2      $3,494.3
Statement of    --------------------------------------------------------------------------------------------------------------------
Operations      Operating costs and expenses:
                Cost of goods sold (excluding depreciation)                          3,853.1       3,457.8       3,305.8
                     Selling, general and administrative expenses                      197.6         190.0         193.9
                     Depreciation                                                      138.1         131.2         128.9
                     State, local and miscellaneous taxes                               58.8          60.3          61.6
                     Facility shutdown provision (Note 10)                                --          22.3            --
                     Gain on sale of partial interest in joint venture (Note 14)          --            --         (22.5)
                           Total                                                     4,247.6       3,861.6       3,667.7
                Operating profit (loss)                                                249.4          26.6        (173.4)
                Other expense:
                     General corporate expense, net of income items                      8.5          22.2          30.3
                     Interest and other expense on debt                                 71.4          78.0          54.9
                Income (loss) before income taxes                                      169.5         (73.6)       (258.6)
                Provision for income taxes (Note 12):
                     Current taxes                                                       9.2           2.8            .9
                     Deferred taxes                                                     52.9          38.8Cr.      100.1Cr.
                           Total                                                        62.1          36.0Cr.       99.2Cr.
                Income (loss) before cumulative effect of change in
                     accounting principle                                              107.4         (37.6)       (159.4)
                Cumulative effect of change in accounting principle (Note 11)             --            --        (656.2)
                Net income (loss)                                                      107.4         (37.6)       (815.6)
                Dividend requirements for preferred stock (net of tax benefits
                     related to leveraged ESOP shares)                                  28.4          32.0          32.1
                Net income (loss) applicable to common stock                           $79.0        $(69.6)      $(847.7)
                Per share of common stock:
                Primary:
                     Before cumulative effect of change in accounting principle        $1.81        $(1.96)       $(5.83)
                     Cumulative effect of change in accounting principle                  --            --        (19.99)
                Net income (loss)                                                      $1.81        $(1.96)      $(25.82)
                Fully Diluted:
                     Before cumulative effect of change in accounting principle        $1.70        $(1.96)       $(5.83)
                     Cumulative effect of change in accounting principle                  --            --        (19.99)
                Net income (loss)                                                      $1.70        $(1.96)      $(25.82)

                Cr.=Credit



                                                                                     1994           1993          1992
----------------------------------------------------------------------------------------------------------------------
Consolidated    Earnings reinvested in the business (accumulated deficit)
Statement            at beginning of year                                            $(371.9)     $(302.3)       $545.4
of Reinvested   Net income (loss) for the year                                         107.4        (37.6)       (815.6)
Earnings        Preferred dividends declared (Notes 4 and 6)                           (27.9)       (32.0)        (32.1)
----------------------------------------------------------------------------------------------------------------------
                Accumulated deficit at end of year                                   $(292.4)     $(371.9)      $(302.3)
----------------------------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements on pages 40-49.


Consolidated Statement of Cash Flows                                   Inland Steel Industries, Inc. and Subsidiary Companies

                                        Increase (Decrease) in Cash
              Dollars in Millions         Years Ended December 31                   1994             1993          1992
              -------------------         -----------------------                 --------        ---------      --------
OPERATING
ACTIVITIES   NET INCOME (LOSS)                                                     $107.4         $ (37.6)        $ (815.6)
             ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED
             FROM (USED FOR) OPERATING ACTIVITIES:
               Depreciation                                                         138.7           131.8            129.6
               Facility shutdown provision                                             --            18.9               --
               Deferred income taxes                                                 52.9           (36.8)          (455.7)
               Deferred employee benefit cost, including cumulative
                 effect of change in accounting principle                            52.2            38.1          1,066.7
               Stock issued for coverage of employee benefit plans                   35.0            19.1             13.4
               Gain on sale of partial interest in joint venture                       --              --            (22.5)
               Change in: Receivables                                               (76.3)          (46.4)           (27.1)
                          Inventories                                               (52.6)           (4.2)             5.6
                          Accounts payable                                           52.0            34.0             22.8
                          Accrued salaries and wages                                 12.1             1.6             (1.8)
                          Other accrued liabilities                                 (20.8)            4.9             30.0
               Other deferred items                                                 (35.1)          (11.4)            33.2
                     NET ADJUSTMENTS                                                158.1           149.6            794.2
                     NET CASH PROVIDED FROM (USED FOR) OPERATING
                        ACTIVITIES                                                  265.5           112.0            (21.4)
INVESTING
ACTIVITIES     Capital expenditures                                                (182.0)         (105.6)           (64.4)
               Investments in and advances to joint ventures, net                    13.7            (1.9)            (6.3)
               Proceeds from sales of assets                                          8.4             6.5             28.1
                     NET CASH USED FOR INVESTING ACTIVITIES                        (159.9)         (101.0)           (42.6)

FINANCING
ACTIVITIES     Sale of common stock                                                    --           178.7             97.9
               Long-term debt issued                                                 19.7            46.8            145.4
               Long-term debt retired                                              (232.5)          (78.5)           (49.4)
               Dividends paid                                                       (32.2)          (35.7)           (35.8)
               Acquisition of treasury stock                                         (4.0)           (9.5)            (3.5)
                   NET CASH PROVIDED FROM (USED FOR) FINANCING
                        ACTIVITIES                                                 (249.0)          101.8            154.6
               NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (143.4)          112.8             90.6
               Cash and cash equivalents--beginning of year                         250.5           137.7             47.1
               Cash and cash equivalents--end of year                             $ 107.1         $ 250.5         $  137.7

SUPPLEMENTAL   Cash paid (received) during the year for:
DISCLOSURES      Interest (net of amount capitalized)                             $  73.5         $  76.0         $   53.1
                 Income taxes, net                                                    8.3             1.9            (12.3)
               Non-cash investing and financing activities:
                  Long-term debt acquired in purchase of assets                      63.3              --              --



               See Notes to Consolidated Financial Statements on pages 40-49.


Consolidated Balance Sheet                                              Inland Steel Industries, Inc. and Subsidiary Companies


                     Dollars in Millions                                 At December 31             1994               1993
                     -------------------                                 --------------           --------          ---------
ASSETS        CURRENT ASSETS:
                Cash and cash equivalents                                                      $       107.1       $     250.5
                Receivables less provision for allowances, claims and
                     doubtful accounts of $24.9 and $28.2, respectively                                503.6             427.3
                Inventories (Note 1)                                                                   429.5             376.9
                Deferred income taxes (Note 12)                                                         41.3              44.2
                                                                                               -------------       -----------
                Total current assets                                                                 1,081.5           1,098.9
              INVESTMENTS AND ADVANCES (see details page 39)                                           225.1             221.0
              PROPERTY, PLANT AND EQUIPMENT, AT COST, LESS ACCUMULATED
                DEPRECIATION (see details page 39)                                                   1,610.3           1,507.7
              DEFERRED INCOME TAXES (Note 12)                                                          379.0             428.4
              INTANGIBLE PENSION ASSET (Note 11)                                                          --             122.1
              EXCESS OF COST OVER NET ASSETS ACQUIRED                                                   25.0              26.4
              DEFERRED CHARGES AND OTHER ASSETS                                                         32.5              31.3
                                                                                               -------------       -----------
                Total assets                                                                   $     3,353.4       $   3,435.8
                                                                                               =============       ===========
LIABILITIES   CURRENT LIABILITIES:
                Accounts payable                                                               $       351.2       $     300.9
                Accrued liabilities:
                   Salaries, wages and commissions                                                      87.8              75.7
                   Federal income taxes                                                                  1.3               2.7
                   Taxes, other than Federal income taxes                                               71.2              75.6
                   Interest on debt                                                                      7.9              13.0
                   Terminated facilities costs and other (Note 10)                                      25.9              35.8
                Long-term debt due within one year (Note 3)                                             19.5              98.8
                                                                                               -------------       -----------
                Total current liabilities                                                              564.8             602.5
              LONG-TERM DEBT (see details page 39 and Note 3)                                          705.9             777.1
              ALLOWANCE FOR TERMINATED FACILITIES COSTS AND OTHER (Note 10)                             34.1              36.1
              DEFERRED EMPLOYEE BENEFITS (Note 11)                                                   1,301.2           1,371.1
              DEFERRED INCOME                                                                           15.3              25.6
                                                                                               -------------       -----------
                Total liabilities                                                                    2,621.3           2,812.4
                                                                                               -------------       -----------
TEMPORARY
EQUITY        REDEEMABLE PREFERRED STOCK, Series F, $1.00 par value, 185,000 shares
                issued and outstanding, redeemable at $1,000 per share (Note 4)                        185.0             185.0
              COMMON STOCK REPURCHASE COMMITMENT (Note 4)                                               37.9              40.8
                                                                                               -------------       -----------
STOCKHOLDERS'
EQUITY        PREFERRED STOCK, $1.00 par value, 15,000,000 shares authorized for all series including Series F, aggregate liquidation value of $154.9 in 1994
                and $230.6 in 1993 (Notes 5 and 6)                                                       3.2               4.7
              COMMON STOCK, $1.00 par value; authorized--100,000,000 shares;
                issued--50,556,350 shares for 1994 and 47,854,208 shares for 1993
                (Notes 6 through 8)                                                                     50.6              47.9
              CAPITAL IN EXCESS OF PAR VALUE (Note 6)                                                1,088.0           1,106.4
              ACCUMULATED DEFICIT                                                                     (292.4)           (371.9)
              UNEARNED COMPENSATION--ESOP (Note 5)                                                    (100.5)           (112.2)
              COMMON STOCK REPURCHASE COMMITMENT (Note 4)                                              (37.9)            (40.8)
              TREASURY STOCK AT COST--Common stock of 6,006,122 shares in 1994 and
                6,767,139 shares in 1993                                                              (200.9)           (236.5)
              CUMULATIVE TRANSLATION ADJUSTMENT                                                          (.9)               --
                                                                                               -------------       -----------
                Total stockholders' equity                                                             509.2             397.6
                                                                                               -------------       -----------
                Total liabilities, temporary equity, and stockholders' equity                  $     3,353.4      $    3,435.8
                                                                                               ==============      ============

           See Notes to Consolidated Financial Statements on pages 40-49.

Schedules to Consolidated Financial Statements                          Inland Steel Industries, Inc. and Subsidiary Companies

Dollars in Millions                               At December 31                                         1994           1993
-------------------                              ---------------                                        -------        ------


INVESTMENTS           Steel processing joint ventures                                                    $  154.9      $  168.2
AND ADVANCES          Raw material joint ventures                                                            41.8          37.5
                      Common stock of Nippon Steel Corporation held for investment,
                          net of valuation allowances of $3.5 and $5.1, respectively                         11.1           9.5
                      Other investments and advances                                                         17.3           5.8
                                                                                                         --------      --------
                          Total                                                                          $  225.1      $  221.0
                                                                                                         ========      ========

PROPERTY, PLANT       Land, land improvements and mineral properties                                     $  155.1      $  156.5
AND EQUIPMENT         Buildings, machinery and equipment                                                  3,936.7       3,749.0
                      Transportation equipment                                                              134.4         135.1
                      Property under capital leases--primarily machinery and equipment                       43.0          43.1
                                                                                                         --------      --------
                          Total                                                                           4,269.2       4,083.7

                      Less--
                      Accumulated depreciation                                                            2,520.6       2,432.1
                      Accumulated depreciation--capital leases                                               37.6          35.5
                      Allowance for retirements and terminated facilities (Note 10)                         100.7         108.4
                                                                                                         --------      --------
                          Net                                                                            $1,610.3      $1,507.7
                                                                                                         ========      ========

LONG-TERM DEBT        INLAND STEEL INDUSTRIES, INC.
                          Guaranteed ESOP notes, 7.96%, 8.43% and 8.80%,
                                 due through July 2, 2004                                                $  115.2      $  123.6
                          Notes, 12 3/4% due December 15, 2002                                              150.0         150.0
                                                                                                         --------      --------
                          Total Inland Steel Industries, Inc.                                               265.2         273.6

                      INLAND STEEL COMPANY
                          First Mortgage Bonds:
                                 Series R, 7.9% due January 15, 2007                                         72.5          87.9
                                 Series T, 12% due December 1, 1998                                         125.0         125.0
                                 Pollution Control Series 1977, 5 3/4% due February 1, 2007                  26.5          26.5
                                 Pollution Control Series 1978, 6 1/2% due May 15, 2008                      52.0          52.0
                                       Pollution Control Series 1982B, 10 3/4% due December 1, 2012          17.0          17.0
                                 Pollution Control Series 1993, 6.8% due June 1, 2013                        40.0          40.0
                                                                                                         --------      --------
                          Total First Mortgage Bonds                                                        333.0         348.4
                          Obligations for Industrial Development Revenue Bonds:
                                 Pollution Control Project No. 3, 6 1/4% due April 1, 1999                   10.0          12.0
                                 Pollution Control Project No. 4, 8 1/8%                                       --          20.0
                                 Pollution Control Project No. 9, 10% due November 1, 2011                   38.0          38.0
                                 Pollution Control Project No. 11, 7 1/8% due June 1, 2007                   20.0            --
                                 Obligations under capital leases including Pollution Control
                                   Projects No. 1 and No. 2--primarily at rates ranging from
                                   5.9% to 12.6%, due through August 1, 1998                                 16.1          20.7
                          No. 2 BOF Shop Caster Project Debt, 9.4% and 11 1/4%                                 --          36.2
                                                                                                         --------      --------
                          Total Inland Steel Company                                                        417.1         475.3

                      JOSEPH T. RYERSON & SON, INC.
                          Obligation for Industrial Revenue Bond with floating rate,
                             set weekly based on 13-week Treasury bills, due November 1, 2007                 7.0           7.0
                          Other long-term debt 10 1/4% due through November 30, 1997                          1.6           1.7

                      J. M. TULL METALS COMPANY, INC.
                          Obligations for Industrial Revenue Bonds and other long-term debt with
                          variable rates and fixed rates to 9 7/8%, due through August 17, 1998               7.9           8.8
                          Senior Notes, 9.43% due through July 29, 1997                                       7.1          10.7
                                                                                                         --------      --------
                          Total long-term debt                                                           $  705.9      $  777.1
                                                                                                         ========      ========

                  See Notes to Consolidated Financial Statements on pages 40-49.

Notes to Consolidated Financial Statements

NOTE 1: INVENTORIES
Inventories were classified on December 31 as follows:

Dollars in Millions                       1994              1993
-------------------                     --------          -------
In process and finished products:
   Steel Manufacturing Operations     $    92.1         $    55.6
   Materials Distribution Operations      271.7             276.3
                                      ---------         ---------
                                          363.8             331.9
                                      ---------         ---------
Raw materials and supplies:
   Iron ore                                34.7              25.3
   Scrap and other raw materials           18.0               7.8
   Supplies                                13.0              11.9
                                      ---------         ---------
                                           65.7              45.0
                                      ---------         ---------
Total                                 $   429.5         $   376.9
                                      =========         =========

   During 1993, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current year costs. The effect of these liquidations on continuing operations was to decrease cost of goods sold by $24.1 million in 1993. The effect on cost of goods sold of LIFO liquidations in 1994 and 1992 was not material.
   Replacement costs for the LIFO inventories exceeded LIFO values by approximately $381 million and $348 million on December 31, 1994 and 1993, respectively.

NOTE 2: BORROWING ARRANGEMENTS
On December 31, 1994, the Company's subsidiaries had available unused credit facilities totaling $225 million. Each facility requires compliance with various financial covenants including minimum net worth and leverage ratios.
   A $100 million unsecured credit agreement between Joseph T. Ryerson & Son, Inc. and a group of banks provides a revolving credit facility to March 31, 1995. A new agreement extending the maturity of this credit facility for five years and increasing the amount to $200 million has been approved by the banks, subject to final documentation.
   A special-purpose subsidiary of Inland Steel Company has a $100 million revolving credit facility, which extends to November 30, 1995, with the same banks as the Ryerson agreement. Inland Steel Company has agreed to sell substantially all of its receivables to this special-purpose subsidiary and these receivables are used to secure this facility.
   J. M. Tull Metals Company, Inc. has a $25 million unsecured revolving credit agreement with other banks, which extends to December 15, 1997.
   Cash availability, as well as various covenants in subsidiary borrowing arrangements, limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to $225 million at year-end 1994. This amount is subject to change during 1995 based on the financial performance of each subsidiary.

NOTE 3: LONG-TERM DEBT
Each series of First Mortgage Bonds issued by Inland Steel Company is limited to the principal amount outstanding, with the Pollution Control Series 1977 Bonds, the Pollution Control Series 1978 Bonds, and the Series R First Mortgage Bonds subject to a sinking fund. Substantially all the property, plant and equipment owned by Inland Steel Company at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a net book value of approximately $1.0 billion on December 31, 1994.
   In 1994, the Company, through its Inland Steel Company subsidiary, redeemed all $75 million of its outstanding Series O, P and Q First Mortgage Bonds. At year-end 1993, all such remaining Bonds had been called for redemption and, accordingly, the outstanding principal amount was classified as a current liability. Inland Steel Company also acquired the equity interest in the operating lease of the No. 2 Basic Oxygen Furnace Shop continuous casters, assuming $63 million of debt. By year-end 1994, the assumed debt and approximately $40 million of other caster-related debt was repaid by the Company.
   During the second quarter of 1994, Inland Steel Company refinanced $20 million of 8.125 percent pollution control revenue bonds with bonds bearing an interest rate of 7.125 percent. In addition, in the 1993 second quarter, Inland Steel Company refinanced $40 million of pollution control revenue bonds at an interest rate of 6.8 percent. The weighted average percentage rate of the refunded bonds was 9.9 percent.
   In December 1992, Inland Steel Industries issued $150 million principal amount of unsecured 12 3/4% Notes due December 15, 2002. The Notes are obligations solely of the Company and not of any of its subsidiaries. Net proceeds of the offering were added to the general funds of the Company for general corporate purposes. The Notes, which are not entitled to the benefit of any sinking fund, are not subject to redemption prior to December 15, 1997.
   Both the First Mortgage Indenture under which the Series T Bonds were issued and the Indenture under which the Notes were issued contain covenants limiting, among other things, the creation of additional indebtedness; the declaration and payment of dividends and distributions on the Company's capital stock; as well as mergers, consolidations, retirement of certain debt, and the sales or purchases of certain assets.
   The outstanding borrowing of the Company's ESOP is recorded as a liability of the Company because the Company has committed to make payments (dividends and supplemental contributions) to the ESOP Trust sufficient to service the ESOP debt. The ESOP notes are payable in semi-annual installments through July 2004 and are guaranteed by Joseph T. Ryerson & Son, Inc., a wholly owned subsidiary of the Company. See Note 5 for additional information on the ESOP debt.
   Maturities of long-term debt and capitalized lease obligations due within five years are: $19.5 million in 1995, $21.4 million in 1996, $23.2 million in 1997, $156.1 million in 1998, and $22.3 million in 1999. See Note 15 regarding commitments and contingencies for other scheduled payments.
   Interest cost incurred by the Company totaled $72.5 million in 1994, $80.9 million in 1993, and $65.1 million in 1992. Included in these totals is capitalized interest of $1.1 million in 1994, $2.9 million in 1993, and $10.2 million in 1992.

NOTE 4: REDEEMABLE PREFERRED STOCK
In December 1989, the Company sold 185,000 shares of the Company's Series F Exchangeable Preferred Stock, $1.00 par value per share ("Series F Preferred Stock"), for $185 million to NS Finance III, Inc., an indirect wholly owned subsidiary of Nippon Steel Corporation ("NSC"). The preferred stock entitles the holder to cumulative annual dividends of 9.48 percent (based on the purchase price of the stock) payable quarterly; to certain preferences including preference in the payment of dividends and in liquidation over holders of the Company's Series E Preferred Stock and common stock; and to
30.604 votes per share, which number may be adjusted from time to time upon the occurrence of certain events. The voting power is based on the equivalent number of common shares represented by a market value of $185 million at the time the preferred stock was issued. In the event of a change in control or certain other events, the holder may require the Company to redeem the Series F Preferred Stock at a 10 percent premium. In the event of an early redemption, the Company may be required to reimburse the holder for certain costs incurred as a result of such redemption. Any accrued but unpaid dividends bear interest at the annual rate of 11.48 percent, compounded quarterly. The preferred stock is exchangeable at the option of the Company and with the consent of NSC for the Company's 10.23% Subordinated Voting Note.
   The Series F Preferred Stock or the Subordinated Voting Note is required to be redeemed in two stages, consisting of $85 million on December 18, 1996, and the remaining $100 million on December 17, 1999, plus, in each instance, accrued and unpaid dividends thereon.
   In connection with the sale of the Series F Preferred Stock, the Company agreed to repurchase $185 million of the Company's common stock, of which $147 million (amounting to 4.7 million shares) has been repurchased. As of December 31, 1994, the amount representing the remaining repurchase commitment of $38 million has been classified as temporary equity with a corresponding reduction of stockholders' equity. In December 1990, the Company suspended open-market stock purchases and agreed to maintain cash, certain securities, a surety bond or letter of credit, or some combination thereof, currently equal to $19 million to meet its obligation under the Series F Preferred Stock sale agreement.
   The terms of a letter agreement between the Company and NSC which provided for the purchase of the Series F Preferred Stock generally restrict the acquisition by NSC of additional securities of the Company and the disposition of the preferred stock. Under certain circumstances related to a potential change in control of the Company, NSC may seek to acquire voting securities of the Company on terms and conditions no less favorable to the Company's stockholders than the terms and conditions offered in connection with the potential change in control.
   The Company has agreed not to create issues of stock senior to the Series F Preferred Stock. So long as the purchaser and permitted transferees beneficially own at least $100 million of preferred stock or $100 million aggregate principal amount of the subordinated notes, the Company has agreed with NSC to nominate a mutually acceptable individual for election to the Company's Board of Directors. No such individual has been nominated.
   See Note 13 regarding other related party transactions.

NOTE 5: EMPLOYEE STOCK OWNERSHIP PLAN
The Company sponsors a savings plan through which eligible salaried employees may elect to save a portion of their salary, of which the Company matches the first five percent of each participant's salary contributed, subject to certain IRS limitations. In July 1989, the Board of Directors amended the savings plan to include a leveraged ESOP. The ESOP Trust purchased 3.1 million newly issued shares of Series E Preferred Stock from the Company with the proceeds of loans totaling $150 million. As a result, effective January 1, 1990, the matching in the savings plan is in shares of Series E Preferred Stock provided principally by the Company's ESOP, supplemented as needed by newly issued shares. The Company accounts for its ESOP in accordance with AICPA Statement of Position 76-3.
   The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on leveraged shares (shares purchased by the ESOP Trust in July 1989) received by the ESOP Trust. All dividends received by the ESOP are used to pay debt service. Dividends on Series E Preferred Stock are recorded as declared, as reductions to retained earnings, net of applicable tax benefits on unallocated shares. Dividends on allocated leveraged shares are replaced with additional ESOP shares. Dividends on unallocated leveraged shares serve to reduce interest expense recognized by the Company.
   In 1994, the ESOP Trust received $10.6 million in dividends and $8.0 million in contributions from the Company to make required principal and interest payments. For 1993, the ESOP Trust received $10.6 million in dividends and $8.1 million in contributions from the Company to make such required payments. In 1992, the Company paid $10.7 million in dividends and provided $8.0 million in contributions.
   As principal and interest payments are made, ESOP shares are made available for allocation based on the proportion of current payments to the total of current plus future payments. As shares are allocated, the Company records compensation expense equal to the original stated value of the shares of Series E Preferred Stock allocated to the participants during the period. Compensation expense related to the ESOP recognized by the Company totaled $8.8 million in 1994, $9.0 million in 1993, and $10.0 million in 1992. ESOP shares remaining unallocated are reported as unearned compensation on the Company's consolidated balance sheet.
   Interest expense is recognized as it is incurred by the ESOP Trust. Interest expense incurred by the ESOP Trust totaled $10.7 million, $11.3 million and $11.9 million in 1994, 1993 and 1992, respectively.
   The ESOP shares as of December 31 were as follows:

                                        1994        1993
                                       ------      ------
Allocated shares                      1,034,800    804,829
Unreleased shares                     2,067,753  2,309,739
                                      ---------  ---------
Total ESOP shares                     3,102,553  3,114,568
                                      =========  =========

NOTE 6: CAPITAL STOCK
On December 31, 1994, 7,642,600 shares of common stock remained reserved for issuance under the Company's various employee stock plans and upon conversion of shares of preferred stock.
   In the second quarter of 1994, as a result of the Company's call for redemption, 1.5 million shares of Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock, $1.00 par value per share, were converted into
2.7 million new-issue shares of the Company's common stock, $1 par value per share.
   In the fourth quarter of 1993, the Company sold 5.75 million shares of new-issue common stock in a public offering. The net proceeds of the offering totaled approximately $179 million.
   In the 1992 third quarter, the Company sold 4.3 million shares of new-issue common stock in a public offering. The net proceeds of the offering totaled approximately $98 million.
   The indenture relating to the Industries 12 3/4% Notes prohibits the Company from declaring or paying cash dividends on the Company common stock under certain conditions. At year-end 1994, up to $114 million of common dividends could have been paid under terms of the indenture.
   The Series A $2.40 Cumulative Convertible Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock and is redeemable, at the Company's option, at $44 per share plus any accrued and unpaid dividends. Each such share is entitled to one vote and generally votes together with holders of common stock as one class.
   Shares of Series E Preferred Stock, $1.00 par value per share, entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually, and to 1.25 votes per share. Shares of Series E Preferred Stock are convertible into the Company's common stock on a one-for-one basis. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes (see Note 5).

The following table details changes in capital accounts:

                                              Common Stock      Treasury Stock              Preferred Stock               Capital in
                                              ------------      --------------     ----------------------------------      Excess of
                                                                                   Series A     Series E     Series G      Par Value
                                                                                   --------     --------     --------      ---------
Shares in Thousands and                      Shares Dollars    Shares Dollars  Shares Dollars Shares Dollars Shares Dollars  Dollars
  Dollars in Millions
------------------------                    ------- -------   ------  -------  ------ ------- ------ ------- ------ -------  -------
Balance at January 1, 1992                   37,804  $37.8    (6,847)  $(248.7)   97     $.1   3,147   $3.1   1,500   $1.5 $  855.9
  Acquisition of treasury stock                  --     --      (150)     (3.5)   --      --      --     --      --     --       --
  Issued under employee benefit plans            --     --       144       6.1    --      --      19     --      --     --     (2.1)
  Redemption of Series E Preferred Stock         --     --        --        --    --      --     (31)    --      --     --     (1.5)
  Issuance of Common Stock                    4,300    4.3        --        --    --      --      --     --      --     --     93.4
  Other changes                                  --     --        (4)       .1    --      --      --     --      --     --      (.7)
                                             ------   ----     -----     -----   ---     ---     -----  ---  ------    ---  -------
Balance at December 31, 1992                 42,104   42.1    (6,857)   (246.0)   97      .1     3,135  3.1   1,500    1.5    945.0
  Acquisition of treasury stock                  --     --      (341)     (9.5)   --      --        --   --      --     --       --
  Issued under employee benefit plans            --     --       440      19.3    --      --        39   --      --     --     (7.5)
  Redemption of Series E Preferred Stock         --     --        --        --    --      --       (59)  --      --     --     (2.8)
  Issuance of Common Stock                    5,750    5.8        --        --    --      --        --   --      --     --    172.9
  Other changes                                  --     --        (9)      (.3)   --      --        --   --      --     --     (1.2)
                                             ------   ----     -----     -----   ---     ---     -----  ---  ------    ---  -------
Balance at December 31, 1993                 47,854   47.9    (6,767)   (236.5)   97      .1     3,115  3.1   1,500    1.5  1,106.4
  Acquisition of treasury stock                  --    --       (106)     (4.0)   --      --        --   --      --     --       --
  Issued under employee benefit plans            --    --        879      39.9    --      --        27   --      --     --    (14.0)
  Redemption of Series E Preferred Stock         --    --         --        --    --      --       (39)  --      --     --     (1.9)
  Conversion of Series G Preferred Stock      2,702   2.7         --        --    --      --        --   --  (1,500)  (1.5)    (2.2)
  Conversion of Series A Preferred Stock         --    --          2        .1    (2)     --        --   --      --     --       --
  Other changes                                  --    --        (14)      (.4)   --      --        --   --      --     --      (.3)
                                             ------ -----      -----     -----   ---     ---     -----  ---  ------    ---  -------
Balance at December 31, 1994                 50,556 $50.6     (6,006)  $(200.9)   95     $.1     3,103 $3.1      --   $ -- $1,088.0



NOTE 7: STOCK OPTION PLANS
The Inland 1992 Incentive Stock Plan, approved by stockholders on April 22, 1992, provides for the issuance, pursuant to options and other awards, of 2.2 million shares of common stock to officers and other key employees. Options remain outstanding and exercisable under the Inland 1988 and 1984 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. During 1994, options were granted to 237 executives under the 1992 Plan and a total of 255,024 shares was available for future grants under that Plan as of December 31, 1994. The following summarizes the status of options under the plans for the periods indicated:

                                                                            Option Exercise
                                                        Number of           Price or Range
                                                         Shares                Per Share
                                                       -----------         ----------------
Options (granted and unexercised)
     at December 31, 1991                               1,747,095            $15.31-$39.75
           Granted                                        655,450             22.31- 25.50
           Exercised                                         (600)            18.75
           Cancelled or expired                           (48,450)            18.75- 39.75
           Surrendered (SAR Exercise)                      (8,000)            15.31- 25.38
Options (granted and unexercised)
     at December 31, 1992
     (1,316,530 exercisable)                            2,345,495             15.31- 39.75
           Granted                                        575,200             26.13
           Exercised                                     (231,953)            21.38- 33.75
           Cancelled or expired                          (198,911)            21.38- 39.75
           Surrendered (SAR Exercise)                     (20,675)            15.31- 25.38
Options (granted and unexercised)
     at December 31, 1993
     (1,425,909 exercisable)                            2,469,156             15.31- 39.75
           Granted                                        463,800             30.88- 36.00
           Exercised                                     (598,799)            15.31- 39.75
           Cancelled or expired                           (68,000)            15.31- 39.75
           Surrendered (SAR Exercise)                     (22,150)            25.38- 33.75
Options (granted and unexercised)
     at December 31, 1994
     (1,286,980 exercisable)                            2,244,007             15.31- 39.75

   Options outstanding on December 31, 1994, under the 1984 Plan have expiration dates ranging from July 22, 1996 to September 22, 1997, with a weighted average exercise price per share of $30.08. Options outstanding under the 1988 Plan have expiration dates ranging from July 26, 1998 to June 25, 2001, with a weighted average exercise price per share of $33.66. Options outstanding under the 1992 Plan have expiration dates ranging from June 23, 2002 to June 14, 2004, with a weighted average exercise price per share of $27.65. On December 31, 1994, there were 45 holders of options granted under the 1984 Plan, 186 holders of options granted under the 1988 Plan, and 265 holders of options granted under the 1992 Plan.
   Stock appreciation rights have also been granted with respect to 139,000 shares subject to outstanding options under the plans at the rate of one stock appreciation right ("SAR") for each share subject to option. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the SAR is exercised over the related option exercise price. The holder may elect to receive payment in stock, or in a combination of stock and cash. An SAR is exercisable only upon surrender of the related option and only to the extent that the related option is exercisable. No SAR has been granted since 1990. Following is a summary of SAR activity:

                       Number          Shares        Average
                     of Rights        of Stock      Exercise
                     Exercised         Issued         Price         Cash Paid
                     ---------         -------      --------        ---------
1992                    8,000           1,070         $23.66          $ 4,000
1993                   20,675           2,794         $29.47          $84,000
1994                   22,150           3,692         $39.00          $15,000

   SAR compensation expense recorded by the Company was not material for any of the three years.
   The 1992 Plan also provides, as did the 1988 and 1984 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 1994, restricted stock awards totaling 106,100 shares were granted to 47 executives, and 14 performance awards totaling 73,500 shares were granted. Also during 1994, 11,433 shares of previously granted restricted stock awards vested, while no shares were forfeited. During 1993, restricted stock awards totaling 122,000 shares were granted to 33 executives, and no performance awards were granted. Also during 1993, 7,052 shares of previously granted restricted stock awards vested, while 4,000 shares were forfeited. During 1992, restricted stock awards totaling 3,810 shares were granted to one executive, and no performance awards were granted. The final performance period for awards granted prior to 1992 ended December 31, 1992. As the performance criteria for such performance period were not met, the remaining 95,436 shares subject to performance awards were cancelled. Also during 1992, 75,657 shares of previously granted restricted awards vested, while 1,143 shares were forfeited.

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

NOTE 9: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

DERIVATIVES
The Company has only limited involvement with derivative financial instruments, none of which are used for trading purposes. Derivatives are used to hedge exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies, and in foreign currency exchange rates related to firm commitments regarding a Canadian raw material joint venture. Gains and losses associated with these hedging transactions become part of the cost of the item being hedged. At no time during 1994 or 1993 were such hedging transactions material.

CASH AND CASH EQUIVALENTS
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

LONG-TERM INVESTMENT
In 1989, the Company and NSC, through a subsidiary, each purchased in the open market approximately $15 million of the other company's common stock. The estimated fair value of the NSC common stock at year-end 1994 and 1993, based on the quoted market price and exchange rate at each year end, was $9.2 million and $6.7 million, respectively, as compared with the carrying value of $11.1 million and $9.5 million included in the balance sheet at December 31, 1994 and 1993, respectively.

LONG-TERM DEBT
The estimated fair value of the Company's long-term debt (including current portions thereof), using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded, was $733 million at December 31, 1994 and $929 million at December 31, 1993 as compared with the carrying value of $725 million and $876 million included in the balance sheet at year-end 1994 and 1993, respectively.

REDEEMABLE PREFERRED STOCK
The Company believes that it is not practical to estimate a fair market value different from this security's carrying value of $185 million as the security was sold to a joint venture partner and has numerous features unique to this security including, but not limited to, the right to appoint a director, the ability to convert to voting debt, the right of first refusal in change in control situations, a limitation on the acquisition of additional Company stock, and the agreement by the Company to buy back $185 million of the Company's common stock (see Note 4).

NOTE 10: PROVISIONS FOR RESTRUCTURING
In 1993, the Company recorded a facility shutdown provision of $22.3 million which covered costs associated with the earlier than planned closure of Inland Steel Company's cokemaking facilities. Of the amount provided, $7.7 million related to the write-off of assets with the remainder provided for various expenditures associated with the shutdown of the facility, including personnel costs.
   Inland Steel Company has taken initiatives to reduce its production costs by shutdown of certain Indiana Harbor Works facilities and raw materials operations. Reserve balances related to provisions recorded in prior years for these shutdowns, which include long-term liabilities for mine reclamation costs and employee benefits, totaled $133.8 million, $149.7 million and $141.3 million at December 31, 1994, 1993 and 1992, respectively.



NOTE 11: RETIREMENT BENEFITS
PENSIONS
The Company has a non-contributory defined benefit pension plan which covers substantially all Company employees, retirees and their beneficiaries. Benefits provided participants of the plan are based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees, including members of the United Steelworkers union.

   The Company's funding policy is to contribute annually the amount necessary to satisfy the ERISA funding standards. No funding has been required since 1984.
   The assumptions used to determine the plan's funded status are as follows:

                                                              1994    1993
                                                             ------  -----
Discount (settlement) rate                                     8.8%   7.25%
Rate of compensation increase                                  5.0%    5.0%
Rate of return on plan assets                                  9.5%    9.5%

The funded status of the plan as of December 31, 1994 and 1993 was as follows:

                                                                  December 31
Dollars in Millions                                          1994              1993
-------------------                                         ------            ------
Fair value of plan assets
    Equities                                             $  909             $1,011
    Bonds                                                   506                354
    Real estate                                             136                136
    Cash equivalents and accrued interest                   101                293
                                                          -----             ------
                                                          1,652              1,794
Actuarial present value of benefits for
    service rendered to date:
      Accumulated Benefit Obligation based on
         compensation to date, including vested
         benefits of $1,529 and $1,808 for
         1994 and 1993, respectively                      1,641              1,960
      Additional benefits based on estimated
         future compensation levels                          98                117
    Projected Benefit Obligation                          1,739              2,077
Plan asset shortfall to Projected
    Benefit Obligation                                   $  (87)            $ (283)

   The Projected Benefit Obligation is the full measure of the Company's "going concern" liability for pensions accrued to date based on current interest rates. It includes the effect of future compensation increases for benefits based on final pay. It does not, however, take into consideration contingent benefits that are not expected to be paid but that would require funding in any plan termination.
   The pension cost reflected in the Company's balance sheet on December 31, 1994 and 1993, can be reconciled to the shortfall of plan assets as shown below:

                                                                December 31
                                                       ---------------------------
Dollars in Millions                                     1994                 1993
-------------------                                    ------               ------
Accrued pension cost                                     $ (72)              $(166)
Unrecognized transition asset                              115                 139
Unrecognized net loss                                       (1)               (237)
Unrecognized prior service cost                           (129)               (141)
Adjustment required to recognize
     minimum liability                                      --                 122
Plan asset shortfall to Projected
     Benefit Obligation                                  $ (87)              $(283)

   The additional minimum pension liability at December 31, 1993 represented the excess of the unfunded Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed.
   The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $23.1 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.
   Pension cost or credit for 1994, 1993 and 1992 is composed of the components set forth in the table below:









Dollars in Millions                               1994                 1993                   1992
-------------------                             --------             --------               --------
Service cost--present value of
     benefits earned during year                    $  34              $  27                 $ 27
Interest on service cost and
     Projected Benefit Obligation                     147                139                   134
Actual return on plan assets                           (9)              (256)                 (151)
Net amortization and deferral                        (144)                85                   (19)
Total pension cost (credit)                         $  28              $  (5)                $  (9)

BENEFITS OTHER THAN PENSIONS
Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company does not prefund any of these postretirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to Inland Steel Company United Steelworkers of America ("USWA") retirees. Funding of the Trust is made as claims are submitted for payment.
   The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. FASB Statement No. 106 requires accrual accounting for all postretirement benefits other than pensions. The Company must be fully accrued for these postretirement benefits by the date each employee attains full eligibility for such benefits. In conjunction with the adoption of FASB Statement No. 106, the Company elected to immediately recognize the accumulated postretirement benefit obligation for current and future retirees (the "transition obligation").
   In 1993, in connection with Inland Steel Company's new labor agreement with the USWA, the postretirement medical benefit plan covering union employees was amended, effective August 1, 1993, to provide for employee co-payments and increased deductibles. As a result of these plan amendments, the Company remeasured its postretirement benefit obligation under FASB Statement No. 106, as of August 1, 1993. This remeasurement incor-porated the effect of the union contract changes as well as the effects of changes in actuarial assumptions to reflect more current information regarding claim costs, census data and interest rate factors.
   The amount of net periodic postretirement benefit cost for 1994, 1993 and 1992 is composed of the following:

Dollars in Millions                            1994            1993            1992
--------------------                          ------          ------         -------
Service cost                                   $15              $15           $ 15
Interest cost                                   72               85             96
Net amortization and deferral                   (8)              (4)            --
Total net periodic postretirement
    benefit cost                               $79              $96           $111

   The following table sets forth components of the accumulated postretirement benefit obligation:

                                                         December 31
                                                   ----------------------
Dollars in Millions                                1994             1993
-------------------                                -----           ------
Accumulated postretirement benefit obligation
    attributable to:
         Retirees                                  $  469       $  552
         Fully eligible plan participants             152          212
         Other active plan participants               228          280
Accumulated postretirement benefit obligation         849        1,044
         Unrecognized net gain                        298           73
         Unrecognized prior service credit             70           76
Accrued postretirement benefit obligation          $1,217       $1,193

   Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation is amortized over the remaining service period of active plan participants.
   The assumptions used to determine the plan's accumulated postretirement benefit obligation are as follows:

                                                            December 31
                                                      ------------------------
                                                       1994              1993
                                                      ------            ------
Discount rate                                           8.8%              7.25%
Rate of compensation increase                           5.0%               5.0%
Medical cost trend rate                                6%-5%              7%-5%
Year ultimate rate reached                             1996               1996

   A one percentage point increase in the assumed health care cost trend rates for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of December 31, 1994 by $12 million and $98 million, respectively.

POSTEMPLOYMENT BENEFITS
In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." Adoption of the new Standard in 1994 did not have a material impact on the results of operations or the financial position of the Company.

NOTE 12: INCOME TAXES
The Company adopted FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1992. The cumulative effect of prior years at the date of adoption was not material to the results of operations or the financial position of the Company.
   The elements of the provisions for income taxes for each of the three years indicated below were as follows

Dollars in Millions
Years Ended December 31                   1994            1993              1992
-----------------------                   ----            ----              ----
Current income taxes:
   Federal                               $ 4.9             $  --           $   --
   State and foreign                       4.3               2.8               .9
                                           9.2               2.8               .9
Deferred income taxes                     52.9              38.8Cr.         100.1Cr.
   Total tax expense or benefit          $62.1             $36.0Cr.        $ 99.2Cr.

Cr.=Credit

   In accordance with FASB Statement No. 109, the Company adjusted its deferred tax assets and liabilities for the effect of the change in the corporate Federal income tax rate from 34 percent to 35 percent, effective January 1, 1993. A credit to income of $11 million, which includes the effect of the rate change on deferred tax asset and liability balances as of January 1, 1993 as well as the effect on 1993 tax benefits recorded by the Company prior to the enactment date of August 10, 1993, was recorded in the third quarter of 1993.
   The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                            December 31
                                                       ----------------------
Dollars in Millions                                    1994              1993
-------------------                                   ------           -------
Deferred tax assets (excluding postretirement
  benefits other than pensions):
       Net operating loss and tax credit
          carryforwards                                $309              $354
       Restructuring and termination reserves            87                95
       Other deductible temporary differences           105               104
       Less valuation allowances                         (5)               (9)
                                                        496               544
Deferred tax liabilities:
  Fixed asset basis difference                          443               430
  Other taxable temporary differences                    84                86
                                                        527               516
Net deferred asset (liability) (excluding post-
  retirement benefits other than pensions)              (31)               28
FASB Statement No. 106 impact (postretirement
  benefits other than pensions)                         451               445
Net deferred asset                                     $420              $473

   For tax purposes, the Company had available, at December 31, 1994, net operating loss ("NOL") carryforwards for regular Federal income tax purposes of approximately $793 million which will expire as follows: $68 million in year 2005, $313 million in year 2006, $280 million in year 2007, and $132 million in the year 2008. The Company also had investment tax credit and other general business credit carryforwards for tax purposes of approximately

$14 million, which expire during the years 1995 through 2006. A valuation allowance has been established for those tax credits which are not expected to be realized. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available minimum tax credit carryforwards for tax purposes of approximately $18 million, which may be used indefinitely to reduce regular Federal income taxes.
      The Company believes that it is more likely than not that the $793 million of NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.
      The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are substantially offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits which would not be so offset are expected to be realized by achieving future profitable operations based on the following:
      First, the Company launched a turnaround strategy to improve performance by implementing a cost reduction program and enhancing asset utilization. This resulted in a $215 million restructuring provision in 1991 to write off uneconomic facilities and provide for workforce reductions at the Inland Steel Company and the Company.
      Second, in 1992 Inland Steel Company completed a major plant and equipment investment program that amounted to approximately $1.3 billion since 1988. This included the joint ventures of I/N Tek and I/N Kote and major upgrades to facilities in the flat products and bar business. As expected, these facility upgrades resulted in significant start-up costs and disruptions to operations that negatively impacted financial results. By early 1994, all facilities reached their design capabilities. This major investment program also shifted the product mix to higher value-added products which historically have not experienced significant price volatility. Consequently, the Company is now positioned with modern facilities that will enhance its ability to generate taxable profits.
      Finally, the Company operates in a highly cyclical industry and consequently has had a history of generating and then fully utilizing significant amounts of NOL carryforwards (during the years 1986-1989 the Company utilized approximately $600 million of NOL carryforwards, and in 1994 utilized $134 million of NOL carryforwards.)
      Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992 (Note 11). At December 31, 1994, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $451 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.
      While not affecting the determination of deferred income taxes for financial reporting purposes, at December 31, 1994, the Company had available for AMT purposes approximately $123 million of NOL carryforwards which will expire as follows: $79 million in 2007 and $44 million in 2008.
      Total income taxes reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the Federal corporate rate as follows:

Dollars in Millions
Years Ended December 31                             1994         1993         1992
-----------------------                            ------       ------       ------

Federal income tax expense or benefit
      computed at statutory tax rate of 35%
      in 1994 and 1993, and 34% in 1992               $59.3      $25.8Cr.      $87.9Cr.
Additional taxes or credits from:
      State and local income taxes, net
           of Federal income tax effect                 7.2        3.6           1.7Cr.
      Percentage depletion                              2.8Cr.     2.2Cr.        4.1Cr.
      Adjustment of taxes of prior years                2.0Cr.      --           7.2Cr.
      Change in Federal statutory rate                   --       10.6Cr.           --
      All other, net                                     .4        1.0Cr.        1.7
                                                      -----      -----         -----
           Total income tax expense or benefit        $62.1      $36.0Cr.      $99.2Cr.

Cr.=Credit

NOTE 13: RELATED PARTY TRANSACTIONS--NIPPON STEEL CORPORATION
Following is a summary of the Company's relationships with NSC, whose indirect wholly owned subsidiary became the holder of all of the Company's outstanding Series F Preferred Stock on December 18, 1989 (see Note 4).
      I/N Tek, a general partnership formed for a joint venture between the Company and NSC, owns and operates a cold-rolling facility that commenced operations in early 1990. I/N Tek is 60 percent owned by a wholly owned subsidiary of Inland Steel Company and 40 percent owned by an indirect wholly owned subsidiary of NSC. The cost of the facility was $525 million, of which $111.6 million was contributed by the subsidiary of Inland Steel Company and $74.4 million by the subsidiary of NSC, with the balance borrowed by I/N Tek from three Japanese trading companies. Inland Steel Company has exclusive rights to the productive capacity of the facility, except in certain limited circumstances, and, under a tolling arrangement with I/N Tek, has an obligation to use the facility for the production of cold-rolled steel. Under the tolling arrangement, Inland Steel Company was charged $131.1 million, $141.2 million and $122.6 million in 1994, 1993 and 1992, respectively, for such tolling services. NSC has the right to purchase up to 400,000 tons of cold-rolled steel from Inland Steel Company in each year at market-based negotiated prices, up to half of which may be steel processed by I/N Tek. Purchases of Inland Steel Company products by a subsidiary of NSC aggregated $172.8 million, $157.8 million and $123.0 million during 1994, 1993 and 1992, respectively. At year-end 1994 and 1993, a subsidiary of NSC owed the Company $10.6 million and $8.2 million, respectively, related to these purchases.
      The Company and NSC also own and operate another joint venture which consists of a 400,000 ton electrogalvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50 percent by a wholly owned subsidiary of Inland Steel Company and 50 percent by an indirect wholly owned subsidiary of NSC. The facility commenced operations in the fourth quarter of 1991 and became fully operational in the third quarter of 1992, with the total cost of the project being $554 million. Permanent financing for the project, as well as for capitalized interest and a portion of the working capital, was provided by third-party long-term financing, by capital contributions of the two partners of $60 million each and by subordinated partner loans of $30 million each. Inland Steel Company and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $485 million outstanding under its long-term financing agreement at December 31, 1994. Additional working capital requirements were met by partner loans and by third-party credit arrangements. I/N Kote is required to buy all of its cold-rolled steel from Inland Steel Company, which is required to furnish such cold-rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10 percent after operating and financing costs; this price may be subject to an adjustment if Inland Steel Company's return on sales differs from I/N Kote's return on sales. Purchases of Inland Steel Company cold-rolled steel by I/N Kote aggregated $275.6 million in 1994, $191.7 million in 1993 and $99.3 million in 1992. At year-end 1994 and 1993, I/N Kote owed the Company $26.0 million and $35.5 million, respectively, related to these purchases. Prices of cold-rolled steel sold by Inland Steel Company to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. During 1993, Inland Steel Company sold cold-rolled steel to I/N Kote at prices that approximated its costs of production and in 1994 the prices exceeded production costs but were still less than the market prices for cold-rolled steel products. I/N Kote also provides tolling services to Inland Steel Company for which it was charged $36.0 million in 1994 and $29.1 million in 1993. Inland Steel Company sells all I/N Kote products that are distributed in North America.
      The Company and NSC have entered into various agreements pursuant to which NSC has provided technical services and licenses of proprietary steel technology with respect to specific Company research and engineering projects. Pursuant to such agreements, Inland Steel Company incurred costs of $1.6 million, $3.7 million and $4.1 million for technical services and related administrative costs for services provided during 1994, 1993 and 1992, respectively.

NOTE 14: INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
The Company's investments in unconsolidated joint ventures accounted for by the equity method consist primarily of its 60 percent interest in I/N Tek, 50 percent interest in I/N Kote, 50 percent interest in PCI Associates, 50 percent interest in Ryerson de Mexico, 40 percent interest in the Empire Iron Mining Partnership, 12 1/2 percent interest in Walbridge Electrogalvanizing Company, and 13 3/4 percent interest in Wabush Mines. I/N Tek and I/N Kote are joint ventures with NSC (see Note 13). The Company does not exercise control over I/N Tek, as all significant management decisions of the joint venture require agreement by both of the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. PCI Associates is a joint venture which operates a pulverized coal injection facility at the Indiana Harbor Works. Ryerson de Mexico is a materials management services joint venture operated in Mexico providing service center access to materials in that market. Empire and Wabush are iron ore mining and pelletizing ventures owned in various percentages primarily by U.S. and Canadian steel companies. On June 30, 1992, the Company, through subsidiaries, sold one-half of its interest in Walbridge, resulting in a $22.5 million pre-tax gain. Walbridge is a venture that coats cold-rolled steel in which Inland has the right to 25 percent of the productive capacity. Following is a summary of combined financial information of the Company's unconsolidated joint ventures:

Dollars in Millions                             1994            1993                 1992
-------------------                           --------        --------             --------
Results of Operations for the
      years ended December 31:
           Gross revenue                      $1,121.0          $  956.7            $  740.8
           Costs and expenses                  1,092.9             945.1               748.3
           Net income (loss)                  $   28.1          $   11.6            $   (7.5)
Financial Position at December 31:
      Current assets                          $  316.2          $  279.7            $  203.2
      Total assets                             1,931.8           1,925.9             1,949.9
      Current liabilities                        282.1             241.6               174.0
      Total liabilities                        1,537.6           1,545.5             1,511.7
      Net assets                                 394.2             380.4               438.2

NOTE 15: COMMITMENTS AND CONTINGENCIES
Inland Steel Company guarantees payment of principal and interest on its 40 percent share of the long-term debt of Empire Iron Mining Partnership requiring principal payments of approximately $7.6 million annually through 1996. At year-end 1994, Inland Steel Company also guaranteed $32.5 million of long-term debt attributable to a subsidiary's interest in PCI Associates.
      As part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, Inland Steel Company agreed, subject to certain exceptions, to purchase, at prices which approximate market, the full amount of its annual limestone needs or one million gross tons, whichever is greater, through 1996, and the annual limestone needs of the Indiana Harbor Works from 1997 through 2002.
      The Company and its subsidiaries have various operating leases for which future minimum lease payments are estimated to total $199.7 million through 2019, including approximately $39.9 million in 1995, $32.4 million in 1996, $27.5 million in 1997, $23.6 million in 1998, and $19.4 million in 1999.

      It is anticipated that the Company will make annual expenditures of $24 million in 1995 and $5 million to $10 million annually in each of the four years thereafter for the construction, and have ongoing annual expenditures of $40 million to $50 million for the operation, of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. The Company is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, the Company does not expect environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, to materially affect the Company's results of operations or financial position. Corrective actions relating to the EPA consent decree may require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. At December 31, 1994, the Company's reserves for environmental liabilities totaled $19 million related to the sediment remediation under the 1993 EPA consent decree.
      The total amount of firm commitments of the Company and its subsidiaries to contractors and suppliers, primarily in connection with additions to property, plant and equipment, approximated $42 million at year-end 1994.

NOTE 16: BUSINESS SEGMENTS AND CONCENTRATION OF CREDIT RISK
The Company operates in two business segments, Steel Manufacturing and Materials Distribution.
      Steel Manufacturing operations include the manufacture of steel mill products and the mining and processing of iron ore. Steel Manufacturing produces and sells a wide range of steels, of which approximately 99 percent consists of carbon and high-strength low-alloy steel grades. Approximately 78 percent of this segment's sales were to customers in five mid-American states, and 95 percent were to customers in 20 mid-American states. Over half the sales are to the steel service center and transportation (including automotive) markets.
      The Materials Distribution business segment processes and distributes a broad line of steel products, non-ferrous metals and industrial plastics to a wide range of industrial users on a nationwide basis. This segment includes Joseph T. Ryerson & Son, Inc. and J. M. Tull Metals Company, Inc.
      Substantially all sales between segments are recorded at current market prices. Operating profit consists of total sales less operating expenses. Operating expenses of segments do not include any allocation of general corporate income and expense, other non-operating income or expense, interest income or expense, or income taxes.
      Identifiable assets are those that are associated with each business segment. Corporate assets are principally investments in cash equivalents, the intangible pension asset in 1993, and the assets of discontinued segments.
      Substantially all of the Company's operations are located in the United States, and foreign sales are not material. During 1994, the Company formed a subsidiary to expand the Company's foreign presence. At year-end 1994, investments in foreign operations were not material.
















































INFORMATION ABOUT BUSINESS SEGMENTS

Dollars in Millions
Years Ended December 31                             1994                 1993                 1992
-----------------------                          -----------          -----------          ----------
NET SALES
Steel Manufacturing Operations:
Sales to unaffiliated customers                   $ 2,304.5            $  2,001.3          $ 1,787.3
Intersegment sales                                    183.4                 173.6              122.1
                                                    2,487.9               2,174.9            1,909.4
Materials Distribution Operations:
Sales to unaffiliated customers                     2,186.6               1,882.5            1,707.0
Intersegment sales                                     10.9                  10.8                9.6
                                                    2,197.5               1,893.3            1,716.6
Eliminations and adjustments                         (188.4)               (180.0)            (131.7)
      Total net sales                             $ 4,497.0            $  3,888.2          $ 3,494.3

OPERATING PROFIT (LOSS)
Steel Manufacturing Operations                    $   149.3            $    (28.2)         $  (200.6)
Materials Distribution Operations                      98.1                  56.4               27.1
Eliminations and adjustments                            2.0                  (1.6)                .1
      Total operating profit (loss)               $   249.4            $     26.6          $  (173.4)

IDENTIFIABLE ASSETS
Steel Manufacturing Operations                    $ 2,352.8            $  2,201.2          $ 2,212.3
Materials Distribution Operations                     819.0                 788.3              742.9
                                                    3,171.8               2,989.5            2,955.2
General corporate and other                           181.6                 446.3              191.3
      Total assets on December 31                 $ 3,353.4            $  3,435.8          $ 3,146.5

DEPRECIATION
Steel Manufacturing Operations                    $   117.4            $    111.1          $   110.2
Materials Distribution Operations                      19.8                  19.2               18.7
                                                      137.2                 130.3              128.9
General corporate and other                             1.5                   1.5                 .7
      Total depreciation                          $   138.7            $    131.8          $   129.6

CAPITAL EXPENDITURES
Steel Manufacturing Operations                    $   223.6            $     86.1          $    55.1
Materials Distribution Operations                      20.4                  19.3                9.3
                                                      244.0                 105.4               64.4
General corporate and other                             1.3                    .2                 --
      Total capital expenditures                  $   245.3            $    105.6          $    64.4