Form 10-K, Exhibit 13
period 1995-12-31
INLAND STEEL INDUSTRIES INC /DE/
filed 1996-03-29
CIK 790528

                                                                      EXHIBIT 13

FINANCIAL REVIEW

RESULTS OF OPERATIONS


Dollars and Shares in Millions
(except per share data)          1995           1994           1993
--------------------------------------------------------------------
Net sales                     $4,781.5       $4,497.0       $3,888.2
Operating profit              $  328.5       $  249.4       $   26.6
Net income (loss)             $  146.8       $  107.4       $  (37.6)
Net income (loss)
  per common share            $   2.69       $   1.81       $  (1.96)
Average shares outstanding        47.4           43.5           35.5


     In 1995, the Company achieved its second best year for operating profit performance, second only to the Company's 1988 record year. Net income increased to $146.8 million in 1995 compared with $107.4 million in 1994 and a net loss of $37.6 million in 1993. Operating profit increased $79 million in 1995 compared with 1994 following improvements of $200 million or more in each of the two prior years.

     Record net sales of $4.8 billion were 6 percent higher than 1994 due primarily to higher average selling price. Each of the Company's business segments was responsible for approximately half of the consolidated net sales.

     Demand for Company products and services remained strong through the first half of 1995. However, the second half was negatively impacted by lower sales to automotive contract customers and increased spot market sales resulting in a less profitable mix of products sold and lower prices. In 1994, net sales increased 16 percent from 1993 due to a 9 percent increase in volume and a 7 percent increase in average selling price resulting from an improved mix of products sold.

STEEL MANUFACTURING SEGMENT

Dollars and Tons in Millions
                                 1995           1994           1993
--------------------------------------------------------------------
Net sales                     $2,513.3       $2,487.9       $2,174.9
Operating profit (loss)       $  181.7       $  149.3       $  (28.2)
Net tons shipped                   5.1            5.2            4.8


     Inland Steel Company reported $182 million of operating profit in 1995, its best performance since its 1988 record year, compared with an operating profit of $149 million in 1994 and an operating loss of $28 million in 1993. Net sales increased 1 percent in 1995 as compared with 1994 due to a 2 percent increase in average selling price which was offset in part by a 1 percent decrease in the volume of steel mill products shipped. After a strong first half, average realizing prices deteriorated due to softness in flat rolled contract business, particularly automotive, and a subsequent shift of business to a weakening spot market. Demand for bar products, however, continued strong.

     Net sales increased 14 percent in 1994 from 1993, 7 percent due to an increase in the volume of steel mill products shipped and 7 percent due to an improved average selling price and mix. The recovering economy in 1994 provided strong demand for products containing steel and this demand was the principal factor leading to both increased volume and price. The 1993 financial results were negatively affected by approximately $30 million due to the unfavorable impact on steel operations of the scheduled outage of the largest blast furnace at the Indiana Harbor Works for a mini-reline. In addition, there was a $22.3 million charge taken for the early closure of the Company's remaining cokemaking facilities due to their inability to meet environmental regulations and deteriorating operating performance. Partially offsetting these unfavorable items was a $24 million LIFO profit recognition due to inventory reductions.

     During the 1995 third quarter, Inland Steel Company offered a voluntary retirement package to approximately 1,000 salaried employees. Approximately 300 salaried employees accepted the package, resulting in a charge of $35 million being recorded in the quarter for provisions related to pensions, health care, and severance costs.

     At the end of the third quarter, due to economic reasons, Inland Steel Company announced the closure of its plate operation to take place at the end of 1995. Provisions for pensions and other employee benefits related to the shutdown of this operation had been previously accrued. With the closure of the plate operation at year-end 1995, the Company has completed the workforce reduction program announced in 1991, reducing employment by 25 percent. A final computation of the employee benefit costs required for the 1991 program resulted in unused reserves due to differences between the actual makeup of the population leaving the Company under this program and the projections used in 1991. As a result, Inland Steel Company reversed $65 million of unused reserves from the balance sheet and recorded a corresponding credit to income.

     Also in the 1995 third quarter, Inland Steel Company increased reserves by $7 million for additional benefit costs at a closed iron ore mining facility and by $2 million for a further writedown of non-operating assets of the former construction business. Reserves relating to environmental matters were increased by $7 million.

     Inland Steel Company operated at 90 percent of its raw steelmaking capability in 1995, compared with 89 percent in 1994 and 83 percent in 1993.

     Inland Steel Company, under the I/N Kote partnership agreement, supplies all of the steel for the joint venture and, with certain limited exceptions, is required to set the price of that steel to assure that I/N Kote's expenditures do not exceed its revenues. In 1995 and 1994, Inland Steel Company's sales prices exceeded its costs of production but were less than the market prices for cold rolled steel products. As I/N Kote expenditures include principal payments and a provision for return on equity to the partners, Inland Steel Company's ability to realize higher prices on its sales to I/N Kote depends on the facility continuing near-capacity operations and obtaining appropriate pricing for its products.

MATERIALS DISTRIBUTION SEGMENT



Dollars and Tons in Millions      1995        1994        1993
----------------------------------------------------------------
Net sales                       $2,450.1    $2,197.5    $1,893.3
Operating profit                $  148.7    $   98.1    $   56.4
Net tons shipped                    2.35        2.33        2.08


     Inland Materials Distribution Group ("IMDG"), consisting of Joseph T. Ryerson & Son, Inc., including its Ryerson Coil Processing Company division, and
J. M. Tull Metals Company, Inc., reported record net sales, shipments and operating profit in 1995, its fourth consecutive year of improved sales and operating results. Through year-end 1995, IMDG's operating profit has increased over the comparable year-earlier quarter for 18 consecutive quarters. Net sales increased 11 percent to $2.5 billion in 1995 following double digit rates of increase in each of the previous two years. The improved sales were due to a 10 percent increase in average selling price per ton sold as volume increased only minimally.

     In 1995, as in 1994, results in the Midwest and Southeast were the strongest. All four regions of the general line business, which supply a wide range of metals and industrial plastics, as well as the coil processing business, continued to improve operating profits. Operating costs, excluding the costs of materials sold, continued to be tightly controlled and in 1995 reached their lowest level in recent history as a percent of sales.

     In 1994, net sales increased 16 percent to $2.2 billion due to a 12 percent increase in volume and a 4 percent increase in average selling price per ton sold reflecting, in part, a better mix of products sold. Lower operating costs as a percent of sales in addition to the higher sales resulted in IMDG recording an operating profit of $98.1 million in 1994.

INTERNATIONAL ACTIVITIES

In an on-going effort to better support customers with foreign operations and expand other off-shore opportunities, the Company, through its Inland International subsidiary, continued to pursue joint-venture opportunities world-wide. Previously formed joint ventures with international partners, as well as other joint ventures being considered, offer prospects for increased international sales for both Company segments.

     International sales by the Steel Manufacturing Segment and Materials Distribution Segment totaled $84 million in 1995 and $43 million in 1994. The 1995 amount includes sales to I.M.F. Steel International Ltd., a joint venture in which the Company holds a 50 percent interest and which was formed to sell the Company's products and services around the world.

     Ryerson de Mexico, the joint venture materials distribution company formed in 1994 by the Company and Altos Hornos de Mexico SA de CV ("AHMSA"), Mexico's largest steel company, continues to expand and attract the interest of new customers with its extensive variety of materials and services. The Company made investments in this joint venture of $9 million in 1995 and $10 million in 1994.

     Efforts to obtain approval to form a joint venture with Baoshan Iron and Steel Corporation continue with the People's Republic of China. The Company is also pursuing joint-venture opportunities in India.

     In 1995 and 1994, international activities were not material to the financial results of the Company.

LIQUIDITY AND FINANCING

The Company finished 1995 with cash and cash equivalents of $267 million compared with $107 million at year-end 1994. There was no short-term bank borrowing at either year-end.

     In the first quarter of 1995 the Company declared a 5 cent per share quarterly dividend on its common stock. This represented the first such declaration since the payment of dividends was suspended in the 1991 second quarter.

     During the third quarter of 1995, Inland Steel Company refinanced $17 million of 10.75 percent pollution control revenue bonds with bonds bearing an interest rate of 6.85 percent. Also during the third quarter, the Company exchanged its Series F Exchangeable Preferred Stock, held entirely by a wholly-owned subsidiary of Nippon Steel Corporation, for a 10.23% Subordinated Voting Note. The exchange, which will have a favorable impact on earnings per share, increases tax-deductible interest expense recognized by the Company while reducing preferred dividends. The Company remains obligated under the repurchase agreement which was part of the sale of the Series F Preferred Stock to repurchase $185 million of its common stock. By year-end 1995, $150 million had been spent to purchase 4.8 million shares. The Company suspended open-market stock purchases under this agreement at year-end 1990.

     Cash availability, as well as various covenants in subsidiary borrowing arrangements, limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to approximately $350 million at year-end 1995. This amount is subject to change based on the financial performance of each subsidiary.

     The Company's subsidiary borrowing arrangements, as well as both the Inland Steel Company Series T First Mortgage Indenture and the indenture under which the Company's 12.75% Notes were issued, contain covenants limiting financial flexibility and the Company's ability to issue additional debt. Certain covenants in the indenture relating to the 12.75% Notes also limit the amount of cash dividends the Company may declare or pay. At year-end 1995, up to $275 million of common dividends could have been paid under terms of the indenture. The 12.75% Notes are not subject to redemption prior to December 15, 1997.

     During the year, the Company's subsidiaries increased total committed credit facilities to $350 million. The $100 million Ryerson unsecured revolving credit facility was increased to $200 million and the term was extended to March 31, 2000. Inland Steel Company's special-purpose subsidiary increased its $100 million revolving credit facility to $125 million and extended the term of the agreement to November 30, 2000. The special-purpose subsidiary credit facility is secured by receivables sold to this subsidiary by Inland Steel Company. The $25 million Tull unsecured credit facility extends to December 15, 1997. The interest rates on borrowing under such credit agreements are, at the Company's option, based on Eurodollar, Certificate of Deposit, or the greater of federal funds or prime rates. At year-end, the highest interest rate option for borrowings under any of these credit agreements was the applicable prime rate.

     The Company believes that its present cash position, augmented by its subsidiaries' credit facilities and the cash flow anticipated from operations, will provide sufficient liquidity to meet its scheduled debt retirements, pay preferred dividends, fund its capital program and meet any operating cash requirements that may arise for at least the next two years. The Company ended 1995 with long-term debt of $785 million, including $100 million of long-term debt related to the Subordinated Voting Note, compared with $706 million at year-end 1994. Long-term debt due within one year increased markedly at December 31, 1995 compared with year-end 1994 due to the $85 million principal payment due December 1996 on the Subordinated Voting Note. The average interest rate on long-term debt is approximately 10 percent.

     The ratio of long-term debt (and redeemable preferred stock in 1994 and 1993) to total capitalization was 50 percent at December 31, 1995 compared with 62 percent and 69 percent at year-end 1994 and 1993, respectively.

     In addition, Inland Steel Company guarantees its 50 percent share of I/N Kote borrowings, a pulverized coal injection joint venture loan, and a portion of the debt of the Empire Iron Mining partnership amounting to $226 million, $27 million, and $7 million, respectively, at year-end 1995. As none of these guarantees have been invoked since their inception, the Company does not believe these guarantees will be called upon.

     The Company's debt ratings at year-end 1995 were unchanged from 1994 and were:


Ratings at Year End                                       1995
--------------------------------------------------------------
Inland Steel Industries Notes
   Moody's                                                 Ba3
   Standard & Poor's                                        B+
--------------------------------------------------------------
Inland Steel Company First Mortgage Bonds
   Moody's                                                 Ba3
   Standard & Poor's                                       BB-




CAPITAL EXPENDITURES

Dollars in Millions                   1995        1994         1993
-------------------------------------------------------------------
Capital expenditures
   Steel Manufacturing              $113.9      $223.6       $ 86.1
   Materials Distribution             19.3        20.4         19.3
   General corporate and other         1.4         1.3           .2
-------------------------------------------------------------------
Total capital expenditures          $134.6      $245.3       $105.6



     Capital expenditures were $135 million in 1995. The majority of the capital expenditures was for new machinery and equipment related to maintaining or improving operations at the Steel Manufacturing Segment. Included in the $245 million of capital expenditures reported in 1994 was $146 million for the purchase of a caster facility which had previously been leased. The Company anticipates capital expenditures in 1996 will approximate $200 million.

Employment Matters

Inland Steel Company and the United Steelworkers of America entered into a six-year labor agreement, effective August 1, 1993. The agreement expires on July 31, 1999 but provides for a reopener in 1996 on wages and certain benefits with an arbitration provision to resolve unsettled issues, thereby precluding a work stoppage during the six-year contract term. The agreement also provides for election to the Company's Board of Directors of a union designee acceptable to the Board (such union designee was elected in 1994), restricts Inland Steel Company's ability to reduce the union workforce (generally limited to attrition and major facilities shutdowns), allows greater flexibility to institute work rule changes, and requires quarterly payment of profit sharing amounts, significant improvements in pension benefits for active employees, and the securing of retiree health care obligations through certain trust and second mortgage arrangements. "First dollar" health care coverage was eliminated under the agreement through the institution of co-payments and increased deductibles for medical benefits.

     Average employment remained virtually unchanged during 1995 after declining 4 percent in 1994 and 6 percent in 1993. Total employment cost decreased 1 percent as lower costs for pensions and other postretirement benefits were almost entirely offset by higher direct compensation expense, including profit sharing provisions.

EMPLOYEES


(monthly average receiving pay)      1995        1994       1993
----------------------------------------------------------------
Steel Manufacturing                10,165      10,166     10,857
Materials Distribution              5,125       5,195      5,157
Headquarters and other                120         118        138
----------------------------------------------------------------
Total                              15,410      15,479     16,152


CONSOLIDATED EMPLOYMENT COSTS*


Dollars in Millions (except averages)     1995          1994         1993
-------------------------------------------------------------------------
Direct compensation                    $ 712.9       $ 681.1      $ 665.0
-------------------------------------------------------------------------
Employee benefits
  Group insurance costs                   60.9          63.5         77.1
  Postretirement benefits
     other than pensions                  64.5          79.5         95.7
  Pension costs (credits)                  7.5          28.2         (4.6)
  Social security and unemploy-
     ment compensation taxes              56.2          55.5         54.6
  Workers' compensation
     expense                              11.3          12.7         10.8
  Thrift Plan costs                        9.1           9.2          9.7
  Cost of supplemental unem-
     ployment benefit plans                7.2           7.9          6.5
  Industry welfare and
     retirement funds                      3.6           2.9          3.2
  All other                                8.2           9.0          6.9
-------------------------------------------------------------------------
Total cost of employee benefits        $ 228.5       $ 268.4      $ 259.9
-------------------------------------------------------------------------
Total employment costs                 $ 941.4       $ 949.5      $ 924.9
-------------------------------------------------------------------------
Average employment cost
  per employee                         $61,092       $61,342      $57,265


* This table does not include the effect of workforce reduction plans.


PENSIONS

In 1995, the Company elected to change the measurement date for pension plan assets and liabilities from December 31 to September 30 in order to provide for more timely information and to achieve administrative efficiencies in the collection of data. The change in the measurement date had no effect on 1995 pension expense and had an immaterial impact on the 1995 funded status. At September 30, 1995 the market value of the Inland Steel Industries Pension Plan assets totaled $1.92 billion. For financial reporting purposes, the funded status of the Pension Plan has appeared very volatile over the past few years due to the significant changes in the interest rate on high-grade fixed-income obligations that must be used for valuing pension liabilities. This rate moved from 7.25 percent in 1993, a twenty year low, to 8.8 percent in 1994 and back to 7.75 percent in 1995. The Company was required to record a $103 million additional pension liability, offset by an intangible pension asset, on the 1995 balance sheet. However, under ERISA funding guidelines, which take a longer term view in determining the interest rate to use in valuing liabilities, the Pension Plan was adequately funded.

     In May 1995, the Company contributed 3.9 million shares of its common stock with an aggregate value of $100 million to the Company's Pension Trust. The contribution, the Company's first contribution to the Trust since 1984, strengthened the plan's funded status.

     The Pension Plan's diversified portfolio of investments earned over 20 percent during 1995 compared to less than 1 percent in 1994. While individual year returns are volatile, the annualized return earned by the plan for the past ten years exceeds 11 percent. A total of $151 million in pension benefits was paid in both 1995 and 1994. At year-end 1995, pension benefits were being paid to 16,263 retirees and their beneficiaries compared with 16,235 at year-end 1994.

ACCOUNTING MATTERS

At December 31, 1995, the Company had a net deferred tax asset of $340 million, which includes $440 million related to the temporary difference arising from the adoption of Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." While the Company believes it is more likely than not that it will generate sufficient taxable income from operations to realize all deferred tax assets, a secondary source of future taxable income could result from tax planning strategies. Possible strategies include the Company's option of changing from the LIFO method of accounting for inventories to the FIFO method (such change would have resulted in approximately $410 million of additional taxable income as of year-end 1995 which would serve to offset approximately $140 million of deferred tax assets) and selection of different tax depreciation methods. After assuming such change in accounting for inventories, the Company would need to recognize approximately $560 million of taxable income over the 15-year net operating loss carryforward period and the period in which the temporary difference related to the FASB Statement No. 106 obligation will reverse, in order to fully realize its net deferred tax asset. The Company believes that it is more likely than not that it will achieve such taxable income level. (See Note 12 to the consolidated financial statements for further details regarding this net deferred tax asset.)

     In 1995, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets. Adoption of this Statement did not have a material effect on the financial position or results of operations of the Company.

ENVIRONMENTAL ISSUES

Inland Steel Company has significantly reduced discharges of air and water pollutants at its Indiana Harbor Works complex in East Chicago, Indiana in recent years and is committed to operating its facilities in an environmentally acceptable manner.

     On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the United States Environmental Protection Agency ("EPA") in 1990. The consent decree included a $3.5 million cash fine, environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The fine and estimated remediation costs were provided for in earlier years. The consent decree also defines procedures for remediation at Inland Steel Company's Indiana Harbor Works. The procedures defined establish essentially a three-step process, each step of which requires agreement of the EPA before progressing to the next step in the process, consisting of: assessment of the site, evaluation of corrective measures for remediating the site, and implementation of the remediation plan according to the agreed-upon procedures. The Company continues to assess the extent of environmental contamination and anticipates that this assessment will cost approximately $1 million to $2 million per year and take another two to four years to complete. The Company's reserve for environmental liabilities including those in connection with the consent decree totaled $26 million at year-end 1995. Because neither the nature and extent of the contamination nor the corrective actions can be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the costs of or the time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective action is not significant.

     Capital spending for pollution control projects totaled $19 million in 1995, up from $18 million in 1994. Another $39 million was spent in 1995 to operate and maintain such equipment, versus $41 million a year earlier. During the five years ended December 31, 1995, the Company has spent $274 million to construct, operate and maintain environmental control equipment at its various locations.

     Environmental projects previously authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that would be required under the consent decree settling the 1990 EPA lawsuit, will require capital expenditures of approximately $23 million in 1996. It is anticipated that the Company will make annual capital expenditures of $10 million to $15 million in each of the next four years thereafter for the construction, and have ongoing annual expenditures of $40 million to $50 million for the operation, of air and water pollution control facilities to comply with current federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the Resource Conservation and Recovery Act and the consent decree in the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required. Such additional environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, however, are not expected to be material to the results of operations or financial position of Inland Steel Company.

COMPETITION

The steel market is highly competitive with major integrated producers, including Inland Steel Company, facing competition from a variety of sources. Many steel products compete with alternative materials such as plastics, aluminum, ceramics, glass and concrete. Domestic steel producers have also been adversely impacted by imports from foreign steel producers. Preliminary data indicate that imports of steel mill products accounted for approximately 21 percent of the domestic market in 1995, below both the 1984 peak of 26.4 percent, and 24.7 percent in 1994. Many foreign producers are still owned, controlled, or subsidized by their governments allowing them to ship steel products into the domestic market despite decreased profit margins or losses on such sales.

     Minimills provide significant competition in various product lines. Minimills are relatively efficient, low-cost producers that manufacture steel principally from scrap in electric furnaces and, at this time, generally have lower capital, overhead, employment and environmental costs than the integrated steel producers, including Inland Steel Company. Minimills have been adding capacity and expanding their product lines in recent years to produce larger structural products and certain flat rolled products. Thin-slab casting technologies have allowed minimills to enter certain sheet markets traditionally supplied by integrated producers. Several minimills using this advanced technology are in operation in the United States and a significant increase in modern minimill capacity is anticipated within the next two years.



SUMMARY BY QUARTER  (Unaudited)                                Inland Steel Industries, Inc. and Subsidiary Companies

Dollars in Millions (except per share data)
                                                                                      Per Common Share
                                                                       ----------------------------------------------
                                                                                               Market Price
                                                                                    ---------------------------------
                       Net          Gross         Income
                      Sales        Profit   Before Taxes  Net Income   Net Income    High          Low         Close
---------------------------------------------------------------------------------------------------------------------
1995
First Quarter      $ 1,257.7      $ 144.9      $ 71.9       $ 44.0        $ .84    $36 3/4       $23 1/2      $27 1/2
Second Quarter       1,273.5        166.5        94.3         57.9         1.08     30 1/2        25           30 1/2
Third Quarter        1,128.6        120.7        32.9         20.0          .33     35 1/2        22 5/8       22 3/4
Fourth Quarter       1,121.7        111.5        38.0         24.9          .47     27 1/2        21 1/4       25 1/8
---------------------------------------------------------------------------------------------------------------------
YEAR               $ 4,781.5      $ 543.6      $237.1       $146.8       $ 2.69*   $36 3/4       $21 1/4      $25 1/8
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
1994
First Quarter      $ 1,075.7      $  85.8      $ 14.6       $  9.2       $  .03    $37 1/8       $29 7/8      $30 1/8
Second Quarter       1,135.6        123.5        50.2         31.6          .57     36 5/8        29 3/8       34 7/8
Third Quarter        1,129.5        120.3        47.5         30.7          .54     42            34           39 3/8
Fourth Quarter       1,156.2        126.9        57.2         35.9          .66     39 1/2        29 7/8       35 1/8
---------------------------------------------------------------------------------------------------------------------
YEAR               $ 4,497.0      $ 456.5      $169.5       $107.4       $ 1.81*   $42           $29 3/8      $35 1/8
=====================================================================================================================


  * Per share amounts for the quarters do not total to the amount reported for the year, as per share amounts are computed independently for each quarter and the year based on respective weighted average common shares outstanding.

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA AND OPERATING RESULTS


                                                                    1995          1994          1993
------------------------------------------------------------------------------------------------------
                                         Dollars in Millions
RESULTS              Net sales                                   $4,781.5      $4,497.0      $3,888.2
OF OPERATIONS        Depreciation                                   143.1         138.7         131.8
                     Interest expense                                71.9          71.4          78.0
                     Rent expense                                    51.2          54.5          73.7
                     Continuing business segments
                        Income (loss) before income taxes           237.1         169.5         (73.6)
                        Income taxes                                 90.3          62.1          36.0Cr.
                        Income (loss)                               146.8         107.4         (37.6)
                     Net income (loss)                              146.8         107.4         (37.6)
------------------------------------------------------------------------------------------------------
                                         Shares in Thousands
DATA APPLICABLE      Average number of shares                      47,419        43,545        35,540
TO COMMON STOCK      Income (loss) per share
                        Continuing business segments              $  2.69       $  1.81       $ (1.96)
                        Net income (loss)                            2.69          1.81         (1.96)
                     Dividends per share                              .20            --            --
                     Stockholders' equity per share                 14.72         11.06          7.79
                     Stockholders of record                        15,000        16,000        16,000
                     Shares traded (average daily volume)           228.2         206.3         134.2
------------------------------------------------------------------------------------------------------
                                         Dollars in Millions
CHANGES IN           Cash provided from (used for) operations     $ 330.2       $ 265.5       $ 112.0
FINANCIAL POSITION   Capital expenditures                           134.6         245.3         105.6
                     Investments in and advances to
                        joint ventures, net                         (16.4)        (13.7)          1.9
                     Acquisitions                                      --            --            --
                     Dividends declared on common stock               9.6            --            --
                     Dividends declared on preferred stock           17.6          27.9          32.0
                     Financing
                        Long-term debt (net of retirements)          78.6         (71.2)        (96.6)
                        Preferred stock                                --            --            --
                        Common stock                                100.0            --         178.7
                     Net change in liquidity                        160.3        (143.4)        112.8
------------------------------------------------------------------------------------------------------
                                         Dollars in Millions
FINANCIAL POSITION   Working capital                             $  618.1      $  516.7      $  496.4
AT YEAR END          Property (net)                               1,600.4       1,610.3       1,507.7
                     Total assets                                 3,558.3       3,353.4       3,435.8
                     Long-term debt                                 784.5         705.9         777.1
                     Redeemable preferred stock                        --         185.0         185.0
                     Other temporary equity                          34.5          37.9          40.8
                     Stockholders' equity                           748.6         509.2         397.6
                     Unused credit facilities                         350           225           225
------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS     Net income (loss) as a percent of sales          3.1%          2.4%         (1.0)%
                     Long-term debt to total capitalization          50.0%         49.1%         55.5%
                     Long-term debt and redeemable
                        preferred to total capitalization            50.0%         62.0%         68.7%
                     Return on stockholders' equity                  19.6%         21.1%         loss
------------------------------------------------------------------------------------------------------
                                Dollars and Tons in Millions
PRODUCTION           Tons of raw steel produced                       5.4           5.3           5.0
AND EMPLOYMENT       Tons of steel mill shipments                     5.1           5.2           4.8
STATISTICS           Average number of employees                   15,410        15,479        16,152
                     Total employment costs                       $ 941.4       $ 949.5       $ 924.9
                     ---------------------------------------------------------------------------------
                     Cr. = Credit

                          INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES


  1992          1991          1990       1989          1988        1987        1986          1985
---------------------------------------------------------------------------------------------------
$3,494.3      $3,404.5      $3,870.4   $4,146.7      $4,068.0    $3,453.2    $3,173.2      $2,999.4
   129.6         118.2         119.7      131.2         134.8       123.4       124.0         119.7
    54.9          46.8          38.7       38.4          46.2        62.8        71.6          64.9
    75.5          81.8          85.5       79.9          72.3        68.9        55.2          33.7

  (258.6)       (381.1)        (36.7)     175.6         364.6        97.5        36.7        (147.5)
    99.2Cr.      106.0Cr.       16.1Cr.    55.9         115.8        14.2Cr.      1.9            .1Cr.
  (159.4)       (275.1)        (20.6)     119.7         248.8       111.7        34.8        (147.4)
  (815.6)       (275.1)        (20.6)     119.7         262.1       145.0        19.3        (178.4)
---------------------------------------------------------------------------------------------------
  32,828        30,943        32,195     35,581        33,623      31,854      28,479        25,266

 $ (5.83)      $ (9.88)      $ (1.41)    $ 3.15        $ 6.99      $ 3.09       $ .95       $ (6.14)
  (25.82)        (9.88)        (1.41)      3.15          7.39        4.14         .40         (7.37)
      --           .15          1.40       1.40           .75          --          --          .375
    6.01         31.10         41.27      43.00         42.50       36.15       32.85         34.20
  18,000        18,000        19,000     23,000        24,000      26,000      29,000        33,000
    97.3          89.3          95.7      199.5         170.0       178.9        78.6          55.2
---------------------------------------------------------------------------------------------------
 $ (21.4)       $ 25.0       $ 189.1    $ 240.2       $ 531.8     $ 169.1     $ 129.1           N/A
    64.4         140.2         268.1      197.2         136.5       128.0       124.8       $ 174.8
     6.3          24.9          49.8       15.5          73.6        10.5         9.0           7.8
      --            --            --       28.2          50.2          --        96.4            --
      --           4.6          45.3       50.1          25.2          --          --           9.5
    32.1          31.1          27.1        6.9          13.8        13.9         7.8           7.8

   108.9          73.1         114.0      (17.8)        (43.2)     (160.9)     (122.5)         87.8
      --          72.8            --      185.0            --        96.6          --            --
    97.9            --            --         --            --        83.7        85.2            --
    90.6         (11.2)      (179.1)      (67.9)        124.2        71.7       157.2         (70.1)
---------------------------------------------------------------------------------------------------
 $ 441.0       $ 322.8      $ 395.9     $ 703.0       $ 719.8     $ 625.0     $ 428.0       $ 268.0
 1,548.8       1,635.0      1,708.3     1,569.8       1,493.9     1,488.1     1,552.4       1,745.2
 3,146.5       2,697.8      2,934.8     3,008.5       2,925.0     2,651.4     2,526.6       2,631.5
   873.7         764.8        691.7       577.7         595.5       638.7       799.6         922.1
   185.0         185.0        185.0       185.0            --          --          --            --
    49.9          53.0         54.9       181.3            --          --          --            --
   271.4       1,009.4      1,234.0     1,313.8       1,559.4     1,391.5     1,067.7         958.4
     225           225          325         325           225         225         150           135
---------------------------------------------------------------------------------------------------
   (23.3)%        (8.1)%        (.5)%       2.9%          6.4%        4.2%         .6%         (5.9)%
    63.3%         38.0%        31.9%      25.6%          27.6%       31.5%       42.8%         49.0%

    76.7%         47.2%        40.5%      33.8%          27.6%       31.5%       42.8%         49.0%
    loss          loss         loss        9.1%          16.8%       10.4%        1.8%         loss
---------------------------------------------------------------------------------------------------
     4.7           4.7          5.3        5.6            6.1         5.5         5.7           6.1
     4.3           4.2          4.7        4.9            5.0         4.9         4.9           4.7
  17,181        18,600       20,154     20,715         20,639      20,740      22,668        24,413
 $ 940.7       $ 907.4      $ 979.0    $ 964.3        $ 945.8     $ 878.4     $ 918.6       $ 988.5
---------------------------------------------------------------------------------------------------


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

Internal accounting control is maintained through:
   - The on-going activities of corporate staff, line officers and accounting management to monitor the adequacy of internal accounting control systems throughout the Company
   - The selection and proper training of qualified personnel
   - The appropriate separation of duties in organizational arrangements
   - The establishment and communication of accounting and business policies together with detailed procedures for their implementation
   - The use of an intensive ongoing program of internal auditing
   - The use of a detailed budgeting system to assure that expenditures are properly approved and charged.

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

[PRICE WATERHOUSE LLP LOGO]

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
INLAND STEEL INDUSTRIES, INC.

In our opinion, the consolidated financial statements on pages 33 through 47 present fairly, in all material respects, the financial position of Inland Steel Industries, Inc. and Subsidiary Companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Chicago, Illinois
February 19, 1996
                                                   PRICE WATERHOUSE LLP

STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

The following briefly describes the Company's principal accounting and financial policies.

ACCOUNTING FOR EQUITY INVESTMENTS
The Company's investments in less than majority-owned companies, joint ventures and partnerships, and the Company's majority interest in the I/N Tek partnership, are accounted for under the equity method.

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

BENEFITS FOR RETIRED EMPLOYEES
Pension benefits are provided by the Company to substantially all employees under a trusteed non-contributory plan. Life insurance and certain medical benefits are provided for substantially all retired employees.
     The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. The cost of these benefits for retirees is being accrued during their term of employment. Pensions are funded in accordance with ERISA requirements in a trust established under the plan. Costs for retired employee medical benefits are funded when claims are submitted.

CASH EQUIVALENTS
Cash equivalents reflected in the Statement of Cash Flows are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
In 1995, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of this Statement did not have a material effect on results of operations or the financial position of the Company.

CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

                          INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

---------------------------------------------------------------------------------------------------------------------------
                  Dollars in Millions (except per share data)  Years Ended December 31       1995       1994     1993
---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED      NET SALES                                                                $4,781.5    $4,497.0    $3,888.2
STATEMENT OF      ---------------------------------------------------------------------------------------------------------
OPERATIONS        OPERATING COSTS AND EXPENSES:
                    Cost of goods sold (excluding depreciation)                             4,043.2     3,853.1     3,457.8
                    Selling, general and administrative expenses                              204.1       197.6       190.0
                    Depreciation                                                              142.6       138.1       131.2
                    State, local and miscellaneous taxes                                       63.1        58.8        60.3
                    Facility shutdown provision (Note 10)                                        --          --        22.3
                  ---------------------------------------------------------------------------------------------------------
                        Total                                                               4,453.0     4,247.6     3,861.6
                  ---------------------------------------------------------------------------------------------------------
                  OPERATING PROFIT                                                            328.5       249.4       26.6
                  ---------------------------------------------------------------------------------------------------------
                  OTHER EXPENSE:
                    General corporate expense, net of income items                             19.5         8.5       22.2
                    Interest and other expense on debt                                         71.9        71.4       78.0
                  ---------------------------------------------------------------------------------------------------------
                  INCOME (LOSS) BEFORE INCOME TAXES                                           237.1       169.5      (73.6)
                  ---------------------------------------------------------------------------------------------------------
                  PROVISION FOR INCOME TAXES (Note 12):
                    Current taxes                                                              11.1          9.2       2.8
                    Deferred taxes                                                             79.2         52.9      38.8Cr.
                  ---------------------------------------------------------------------------------------------------------
                        Total                                                                  90.3         62.1      36.0Cr.
                  ---------------------------------------------------------------------------------------------------------
                  NET INCOME (LOSS)                                                           146.8        107.4     (37.6)
                    Dividend requirements for preferred stock (net of tax benefits
                      related to leveraged ESOP shares)                                        19.0         28.4      32.0
                  ---------------------------------------------------------------------------------------------------------
                   Net income (loss) applicable to common stock                             $ 127.8       $ 79.0   $ (69.6)
                  =========================================================================================================
                  PER SHARE OF COMMON STOCK:
                  Primary                                                                   $   2.69       $ 1.81   $ (1.96)
                  =========================================================================================================
                  Fully Diluted                                                             $   2.55       $ 1.70   $ (1.96)
                  =========================================================================================================

                  Cr.=Credit

---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED      Accumulated deficit at beginning of year                                  $ (292.4)     $(371.9)  $(302.3)
STATEMENT         Net income (loss) for the year                                               146.8        107.4     (37.6)
OF REINVESTED     Dividends declared:
EARNINGS              Common ($.20 per share in 1995)                                           (9.6)          --        --
                      Preferred (Notes 4 and 6)                                                (17.6)       (27.9)    (32.0)
                  ---------------------------------------------------------------------------------------------------------
                  Accumulated deficit at end of year                                        $ (172.8)    $ (292.4) $ (371.9)
                  =========================================================================================================

                  See Notes to Consolidated Financial Statements on pages 38-47.

CONSOLIDATED STATEMENT OF CASH FLOWS
                          INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES


                                                   Increase (Decrease) in Cash
                      Dollars in Millions            Years Ended December 31                  1995           1994        1993
                      -------------------          ---------------------------                ----           ----        ----
OPERATING ACTIVITIES  NET INCOME (LOSS)                                                     $  146.8       $  107.4   $  (37.6)
                      ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED
                      FROM OPERATING ACTIVITIES:
                         Depreciation                                                          143.1          138.7      131.8
                         Deferred income taxes                                                  79.2           52.9      (36.8)
                         Deferred employee benefit cost                                        (23.5)          52.2       38.1
                         Stock issued for coverage of employee benefit plans                    23.9           35.0       19.1
                         Facility shutdown provision                                              --             --       18.9
                         Change in: Receivables                                                 15.1          (76.3)     (46.4)
                                    Inventories                                                (31.5)         (52.6)      (4.2)
                                    Accounts payable                                           (34.8)          52.0       34.0
                                    Accrued salaries and wages                                   (.4)          12.1        1.6
                                    Other accrued liabilities                                   29.6          (20.8)       4.9
                         Other deferred items                                                  (17.3)         (35.1)     (11.4)
                                                                                            --------       --------   --------
                            NET ADJUSTMENTS                                                    183.4          158.1      149.6
                                                                                            --------       --------   --------
                            NET CASH PROVIDED FROM OPERATING ACTIVITIES                        330.2          265.5      112.0
                                                                                            --------       --------   --------
INVESTING ACTIVITIES  Capital expenditures                                                    (134.6)        (182.0)    (105.6)
                      Investments in and advances to joint ventures, net                        16.4           13.7       (1.9)
                      Proceeds from sales of assets                                              3.6            8.4        6.5
                                                                                            --------       --------   --------
                            NET CASH USED FOR INVESTING ACTIVITIES                            (114.6)        (159.9)    (101.0)
                                                                                            --------       --------   --------
FINANCING ACTIVITIES  Sale of common stock                                                        --             --      178.7
                      Long-term debt issued                                                     16.8           19.7       46.8
                      Long-term debt retired                                                   (36.5)        (232.5)     (78.5)
                      Dividends paid                                                           (31.6)         (32.2)     (35.7)
                      Acquisition of treasury stock                                             (4.0)          (4.0)      (9.5)
                                                                                            --------       --------   --------
                            NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES             (55.3)        (249.0)     101.8
                                                                                            --------       --------   --------
                      NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     160.3         (143.4)     112.8
                      Cash and cash equivalents--beginning of year                             107.1          250.5      137.7
                                                                                            --------       --------   --------
                      Cash and cash equivalents--end of year                                $  267.4       $  107.1   $  250.5
                                                                                            ========       ========   ========

SUPPLEMENTAL          Cash paid during the year for:
 DISCLOSURES              Interest (net of amount capitalized)                               $  65.4        $  73.5   $   76.0
                          Income taxes, net                                                      9.4            8.3        1.9
                      Non-cash activities:

                          Reduction of deferred employee benefits resulting from
                           contribution of common stock to the Company's Pension Trust         100.0              --        --
                          Series F Preferred Stock exchanged for Subordinated
                           Voting Note                                                         185.0              --        --
                          Long-term debt acquired in purchase of assets                           --            63.3        --



        See Notes to Consolidated Financial Statements on pages 38-47.

CONSOLIDATED BALANCE SHEET
                          INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES


----------------------------------------------------------------------------------------------------------------------
                       Dollars in Millions                                      At December 31        1995      1994
----------------------------------------------------------------------------------------------------------------------
ASSETS            CURRENT ASSETS:
                     Cash and cash equivalents                                                     $  267.4   $  107.1

                     Receivables less provision for allowances, claims and
                       doubtful accounts of $29.9 and $24.9, respectively                             488.5      503.6


                     Inventories (Note 1)                                                             461.0      429.5
                     Deferred income taxes (Note 12)                                                   45.4       41.3
                     -------------------------------------------------------------------------------------------------
                       Total current assets                                                         1,262.3    1,081.5
                     INVESTMENTS AND ADVANCES (SEE DETAILS PAGE 37)                                   241.0      225.1
                     PROPERTY, PLANT AND EQUIPMENT, AT COST, LESS ACCUMULATED
                        DEPRECIATION (SEE DETAILS PAGE 37)                                          1,600.4    1,610.3
                     DEFERRED INCOME TAXES (NOTE 12)                                                  295.0      379.0
                     INTANGIBLE PENSION ASSET (NOTE 11)                                               102.6         --
                     EXCESS OF COST OVER NET ASSETS ACQUIRED                                           23.6       25.0
                     DEFERRED CHARGES AND OTHER ASSETS                                                 33.4       32.5
                     -------------------------------------------------------------------------------------------------
                        Total assets                                                               $3,558.3   $3,353.4
                     =================================================================================================
----------------------------------------------------------------------------------------------------------------------
LIABILITIES          CURRENT LIABILITIES:
                       Accounts payable                                                            $  314.4   $  351.2
                       Accrued liabilities:
                          Salaries, wages and commissions                                              87.4       87.8
                          Taxes                                                                        85.1       72.5
                          Interest on debt                                                             10.8        7.9
                          Terminated facilities costs and other (Note 10)                              40.0       25.9
                       Long-term debt due within one year (Note 3)                                    106.5       19.5
                     -------------------------------------------------------------------------------------------------
                       Total current liabilities                                                      644.2      564.8
                     LONG-TERM DEBT (SEE DETAILS PAGE 37 AND NOTE 3)                                  784.5      705.9
                     ALLOWANCE FOR TERMINATED FACILITIES COSTS AND OTHER
                        (NOTE 10)                                                                      54.2       34.1
                     DEFERRED EMPLOYEE BENEFITS (NOTE 11)                                           1,280.3    1,301.2
                     DEFERRED INCOME                                                                   12.0       15.3
                     -------------------------------------------------------------------------------------------------
                        Total liabilities                                                           2,775.2    2,621.3
----------------------------------------------------------------------------------------------------------------------
TEMPORARY EQUITY     REDEEMABLE PREFERRED STOCK, Series F, $1.00 par value, 185,000 shares
                       issued and outstanding in 1994 (Note 4)                                           --      185.0
                     COMMON STOCK REPURCHASE COMMITMENT (Note 4)                                       34.5       37.9
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY PREFERRED STOCK, $1.00 par value, 15,000,000 shares authorized for all series, aggregate liquidation value of $155.7 in 1995
                       and $154.9 in 1994 (Notes 5 and 6)                                               3.2        3.2
                     COMMON STOCK, $1.00 par value; authorized--100,000,000 shares;
                       issued--50,556,350 shares (Notes 6 through 8)                                   50.6       50.6
                     CAPITAL IN EXCESS OF PAR VALUE (Note 6)                                        1,045.7    1,088.0
                     ACCUMULATED DEFICIT                                                             (172.8)    (292.4)
                     UNEARNED COMPENSATION--ESOP (Note 5)                                             (89.9)    (100.5)
                     COMMON STOCK REPURCHASE COMMITMENT (Note 4)                                      (34.5)     (37.9)
                     TREASURY STOCK AT COST--Common stock of 1,814,516 shares in 1995 and
                        6,006,122 shares in 1994                                                      (51.1)    (200.9)
                     CUMULATIVE TRANSLATION ADJUSTMENT                                                 (2.6)       (.9)
                     -------------------------------------------------------------------------------------------------
                       Total stockholders' equity                                                     748.6      509.2
                     -------------------------------------------------------------------------------------------------
                       Total liabilities, temporary equity, and stockholders' equity             $ 3,558.3    $3,353.4
                     =================================================================================================
                     See Notes to Consolidated Financial Statements on pages 38-47.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
                         INLAND STEEL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES



                   Dollars in Millions                                              At December 31      1995            1994
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS        Steel processing joint ventures                                                    $  152.2       $  154.9
AND ADVANCES       Raw material joint ventures                                                            48.4           41.8
                   Common stock of Nippon Steel Corporation held for investment,
                     net of valuation allowances of $4.0 and $3.5, respectively                           10.6           11.1
                   Other investments and advances                                                         29.8           17.3
                   ---------------------------------------------------------------------------------------------------------------
                     Total                                                                            $  241.0       $  225.1
                   ===============================================================================================================
----------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT    Land, land improvements and mineral properties                                     $  155.7       $  155.1
AND EQUIPMENT      Buildings, machinery and equipment                                                  4,033.5        3,936.7
                   Transportation equipment                                                              137.8          134.4
                   Property under capital leases--primarily machinery and equipment                       37.0           43.0
                   ---------------------------------------------------------------------------------------------------------------
                     Total                                                                             4,364.0        4,269.2
                   Less--
                   Accumulated depreciation                                                            2,629.3        2,520.6
                   Accumulated depreciation--capital leases                                               33.6           37.6
                   Allowance for retirements and terminated facilities (Note 10)                         100.7          100.7
                   ---------------------------------------------------------------------------------------------------------------
                     Net                                                                              $1,600.4       $1,610.3
                   ===============================================================================================================
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT     INLAND STEEL INDUSTRIES, INC.
                     Guaranteed ESOP notes, 7.96%, 8.43% and 8.80%,
                        due through July 2, 2004                                                      $  106.2       $  115.2
                     Notes, 12 3/4% due December 15, 2002                                                150.0          150.0
                     Subordinated Voting Note, 10.23% due December 17, 1999                              100.0             --
                   ---------------------------------------------------------------------------------------------------------------
                     Total Inland Steel Industries, Inc.                                                 356.2          265.2

                   INLAND STEEL COMPANY
                     First Mortgage Bonds:
                        Series R, 7.9% due January 15, 2007                                               72.5           72.5
                        Series T, 12% due December 1, 1998                                               125.0          125.0
                        Pollution Control Series 1977, 5 3/4% due February 1, 2007                        26.5           26.5
                        Pollution Control Series 1978, 6 1/2% due May 15, 2008                            52.0           52.0
                        Pollution Control Series 1982B, 10 3/4%                                             --           17.0
                        Pollution Control Series 1993, 6.8% due June 1, 2013                              40.0           40.0
                        Pollution Control Series 1995, 6.85% due December 1, 2012                         17.0             --
                   ---------------------------------------------------------------------------------------------------------------
                     Total First Mortgage Bonds                                                          333.0          333.0
                     Obligations for Industrial Development Revenue Bonds:
                        Pollution Control Project No. 3, 6 1/4% due April 1, 1999                          8.0           10.0
                        Pollution Control Project No. 9, 10% due November 1, 2011                         38.0           38.0
                        Pollution Control Project No.11, 7 1/8% due June 1, 2007                          20.0           20.0
                     Obligations under capital leases including Pollution Control
                        Projects No. 1 and No. 2--primarily at rates ranging from
                        5.9% to 12.6%, due through August 1, 1998                                         10.4           16.1
                   ---------------------------------------------------------------------------------------------------------------
                     Total Inland Steel Company                                                          409.4          417.1

                   JOSEPH T. RYERSON & SON, INC.
                     Obligation for Industrial Revenue Bond with floating rate,
                        set weekly based on 13-week Treasury bills, due November 1, 2007                   7.0            7.0
                     Other long-term debt, 10 1/4% due through November 30, 1997                           1.4            1.6

                   J. M. TULL METALS COMPANY, INC.
                     Obligations for Industrial Revenue Bonds and other long-term debt with
                        variable rates and fixed rates to 9 7/8%, due through August 17, 1998              6.9            7.9
                     Senior Notes, 9.43% due through July 29, 1997                                         3.6            7.1
                   ---------------------------------------------------------------------------------------------------------------
                     Total long-term debt                                                             $  784.5       $  705.9
                   ===============================================================================================================



     See Notes to Consolidated Financial Statements on pages 38-47.

NOTES TO CONSOLIDATED FINANCIAL

NOTE 1:INVENTORIES
Inventories were classified on December 31 as follows:


-------------------------------------------------------------------
Dollars in Millions                               1995         1994
-------------------------------------------------------------------
In process and finished products:
     Steel Manufacturing Operations             $124.5       $ 92.1
     Materials Distribution Operations           261.5        271.7
-------------------------------------------------------------------
                                                 386.0        363.8
-------------------------------------------------------------------
Raw materials and supplies:
     Iron ore                                     39.7         34.7
     Scrap and other raw materials                18.4         18.0
     Supplies                                     16.9         13.0
-------------------------------------------------------------------
                                                  75.0         65.7
-------------------------------------------------------------------
Total                                           $461.0       $429.5
===================================================================


     During 1993, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current year costs. The effect of these liquidations on continuing operations was to decrease cost of goods sold by $24.1 million in 1993. The effect on cost of goods sold of LIFO liquidations in 1995 and 1994 was not material.
     Replacement costs for the LIFO inventories exceeded LIFO values by approximately $406 million and $381 million on December 31, 1995 and 1994, respectively.

NOTE 2:BORROWING ARRANGEMENTS
On December 31, 1995, the Company's subsidiaries had available unused credit facilities totaling $350 million. Each facility requires compliance with various financial covenants including minimum net worth and leverage ratios.
     A $200 million unsecured credit agreement between Joseph T. Ryerson & Son, Inc. and a group of banks provides a revolving credit facility to March 31, 2000.
     A special-purpose subsidiary of Inland Steel Company has a $125 million revolving credit facility, which extends to November 30, 2000. Inland Steel Company has agreed to sell substantially all of its receivables to this special-purpose subsidiary and these receivables are used to secure this facility.
     J. M. Tull Metals Company, Inc. has a $25 million unsecured revolving credit agreement, which extends to December 15, 1997.
     Cash availability, as well as various covenants in subsidiary borrowing arrangements, limited the cash that subsidiaries could transfer to the Company in the form of dividends and advances to $350 million at year-end 1995. This amount is subject to change based on the financial performance of each subsidiary.

NOTE 3:LONG-TERM DEBT
Each series of First Mortgage Bonds issued by Inland Steel Company is limited to the principal amount outstanding, with the Pollution Control Series 1977 Bonds, the Pollution Control Series 1978 Bonds, and the Series R First Mortgage Bonds subject to a sinking fund. A substantial portion of the property, plant and equipment owned by Inland Steel Company at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a net book value of approximately $1.0 billion on December 31, 1995.
     In 1994, the Company, through its Inland Steel Company subsidiary, redeemed all $75 million of its outstanding Series O, P and Q First Mortgage Bonds. Inland Steel Company also acquired the equity interest in the operating lease of the No. 2 Basic Oxygen Furnace Shop continuous casters, assuming $63 million of debt. By year-end 1994, the assumed debt and approximately $40 million of other caster-related debt was repaid by the Company.
     During the third quarter of 1995, Inland Steel Company refinanced $17 million of 10.75 percent pollution control revenue bonds with bonds bearing an interest rate of 6.85 percent. In addition, in the 1994 second quarter, Inland Steel Company refinanced $20 million of pollution control revenue bonds at an interest rate of 7.125 percent.
     During the third quarter of 1995, the Company exchanged its Series F Exchangeable Preferred Stock for a $185 million Subordinated Voting Note bearing an interest rate of 10.23%. The Subordinated Voting Note is required to be redeemed in two stages, consisting of $85 million on December 18, 1996, and the remaining $100 million on December 17, 1999, plus, in each instance, accrued and unpaid interest thereon. See Note 4 for additional information on the Subordinated Voting Note.
     Both the First Mortgage Indenture under which the Series T Bonds were issued and the indenture under which the Industries 12 3/4% Notes were issued contain covenants limiting, among other things, the creation of additional indebtedness; the declaration and payment of dividends and distributions on the Company's capital stock; as well as mergers, consolidations, retirement of certain debt, and the sales or purchases of certain assets.
     The outstanding borrowing of the Company's ESOP is recorded as a liability of the Company because the Company has committed to make payments (dividends and supplemental contributions) to the ESOP Trust sufficient to service the ESOP debt. The ESOP notes are payable in semi-annual installments through July 2004 and are guaranteed by Joseph T. Ryerson & Son, Inc., a wholly owned subsidiary of the Company. See Note 5 for additional information on the ESOP debt.
     Maturities of long-term debt and capitalized lease obligations due within five years are: $106.5 million in 1996, $23.2 million in 1997, $156.1 million in 1998, $122.3 million in 1999, and $20.3 million in 2000. See Note 15 regarding commitments and contingencies for other scheduled payments.
     Interest cost incurred by the Company totaled $73.7 million in 1995, $72.5 million in 1994, and $80.9 million in 1993. Included in these totals is capitalized interest of $1.8 million in 1995, $1.1 million in 1994, and $2.9 million in 1993.

NOTE 4:SUBORDINATED VOTING NOTE
In December 1989, the Company sold 185,000 shares of the Company's Series F Exchangeable Preferred Stock, $1.00 par value per share ("Series F Preferred Stock"), for $185 million to NS Finance III, Inc., an indirect wholly owned subsidiary of Nippon Steel Corporation ("NSC"). The preferred stock was exchanged in the third quarter of 1995 for the Company's 10.23% Subordinated Voting Note. The preferred stock entitled the holder to 30.604 votes per share and the Subordinated Voting Note entitles the holder to 30.604 votes per $1,000 of principal amount outstanding, which number may be adjusted from time to time upon the occurrence of certain events. The voting power was based on the equivalent number of common shares represented by a market value of $185 million at the time the preferred stock was issued. In the event of a change in control or certain other events, the holder may require the Company to redeem the Subordinated Voting Note at a 10 percent premium. In the event of an early redemption, the Company may be required to reimburse the holder for certain costs incurred as a result of such redemption.
     In connection with the sale of the Series F Preferred Stock, the Company agreed to repurchase $185 million of the Company's common stock, of which $150 million (amounting to 4.8 million shares) has been repurchased. As of December 31, 1995, the amount representing the remaining repurchase commitment of $35 million has been classified as temporary equity with a corresponding reduction of stockholders' equity. In December 1990, the Company suspended open-market stock purchases and agreed to maintain cash, certain securities, a surety bond or letter of credit, or some combination thereof, currently equal to $16 million to meet its obligation under the Series F Preferred Stock sale agreement.
     The terms of a letter agreement between the Company and NSC which provided for the purchase of the Series F Preferred Stock generally restrict the acquisition by NSC of additional securities of the Company and the disposition of the Subordinated Voting Note. Under certain circumstances related to a potential change in control of the Company, NSC may seek to acquire voting securities of the Company on terms and conditions no less favorable to the Company's stockholders than the terms and conditions offered in connection with the potential change in control.
     So long as the purchaser and permitted transferees beneficially own at least $100 million aggregate principal amount of the Subordinated Voting Note, the Company has agreed with NSC to nominate a mutually acceptable individual for election to the Company's Board of Directors. No such individual has been nominated.
     See Note 13 regarding other related party transactions.


NOTE 5:EMPLOYEE STOCK OWNERSHIP PLAN
The Company sponsors a savings plan through which eligible salaried employees may elect to save a portion of their salary, of which the Company matches the first five percent of each participant's salary contributed, subject to certain IRS limitations. In July 1989, the Board of Directors amended the savings plan to include a leveraged ESOP. The ESOP Trust purchased 3.1 million newly issued shares of Series E Preferred Stock from the Company with the proceeds of loans totaling $150 million. As a result, effective January 1, 1990, the matching in the savings plan is in shares of Series E Preferred Stock provided principally by the Company's ESOP, supplemented as needed by newly issued shares. The Company accounts for its ESOP in accordance with AICPA Statement of Position 76-3.
     The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on leveraged shares (shares purchased by the ESOP Trust in July 1989) received by the ESOP Trust. All dividends received by the ESOP are used to pay debt service. Dividends on Series E Preferred Stock are recorded as declared as reductions to retained earnings, net of applicable tax benefits on unallocated shares. Dividends on allocated leveraged shares are replaced with additional ESOP shares. Dividends on unallocated leveraged shares serve to reduce interest expense recognized by the Company.
     In 1995, the ESOP Trust received $10.6 million in dividends and $8.1 million in contributions from the Company to make required principal and interest payments. For 1994, the ESOP Trust received $10.6 million in dividends and $8.0 million in contributions from the Company to make such required payments. In 1993, the Company paid $10.6 million in dividends and provided $8.1 million in contributions.
     As principal and interest payments are made, ESOP shares are made available for allocation based on the proportion of current payments to the total of current plus future payments. As shares are allocated, the Company records compensation expense equal to the original stated value of the shares of Series E Preferred Stock allocated to the participants during the period. Compensation expense related to the ESOP recognized by the Company totaled $8.9 million in 1995, $8.8 million in 1994, and $9.0 million in 1993. ESOP shares remaining unallocated are reported as unearned compensation on the Company's consolidated balance sheet.
     Interest expense is recognized as it is incurred by the ESOP Trust. Interest expense incurred by the ESOP Trust totaled $10.0 million, $10.7 million, and $11.3 million in 1995, 1994 and 1993, respectively.
     The ESOP shares as of December 31 were as follows:


---------------------------------------
                        1995       1994
---------------------------------------
Allocated shares   1,268,126  1,034,800
Unreleased shares  1,850,475  2,067,753
---------------------------------------
Total ESOP shares  3,118,601  3,102,553
---------------------------------------

NOTE 6:CAPITAL STOCK
On December 31, 1995, 9,125,200 shares of common stock remained reserved for issuance under the Company's various employee stock plans and upon conversion of shares of preferred stock.

The following table details changes in capital accounts:



                                                           Common Stock    Treasury Stock
                                                           ------------    --------------


Shares in Thousands and Dollars in Millions                Shares  Dollars  Shares  Dollars
-------------------------------------------------------------------------------------------------
Balance at January 1, 1993                                 42,104  $42.1    (6,857) $(246.0)
   Acquisition of treasury stock                               --     --      (341)    (9.5)
   Issued under employee benefit plans                         --     --       440     19.3
   Redemption of Series E Preferred Stock                      --     --        --       --
   Issuance of Common Stock                                 5,750    5.8        --       --
   Other changes                                               --     --        (9)     (.3)
-------------------------------------------------------------------------------------------------
Balance at December 31, 1993                               47,854   47.9    (6,767)  (236.5)
     Acquisition of treasury stock                             --     --      (106)    (4.0)
     Issued under employee benefit plans                       --     --       879     39.9
     Redemption of Series E Preferred Stock                    --     --        --       --
     Conversion of Series G Preferred Stock                 2,702    2.7        --       --
     Conversion of Series A Preferred Stock                    --     --         2       .1
     Other changes                                             --     --       (14)     (.4)
-------------------------------------------------------------------------------------------------
Balance at December 31, 1994                               50,556   50.6    (6,006)  (200.9)
     Acquisition of treasury stock                             --     --      (138)    (4.0)
     Issued under employee benefit plans                       --     --       415     15.6
     Redemption of Series E Preferred Stock                    --     --        --       --
     Conversion of Series A Preferred Stock                    --     --         1       --
     Issuance of Common Stock to Pension Trust                 --     --     3,946    139.0
     Other changes                                             --     --       (33)     (.8)
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                               50,556  $50.6    (1,815) $ (51.1)
-------------------------------------------------------------------------------------------------



                                                                                   Preferred Stock                       Capital in
                                                                ------------------------------------------------------   Excess of
                                                                   Series A            Series E         Series G         Par Value
                                                                   --------            --------         --------         ---------
Shares in Thousands and Dollars in Millions                      Shares  Dollars    Shares  Dollars   Shares  Dollars     Dollars
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993                                         97     $ .1       3,135   $3.1     1,500   $ 1.5     $  945.0
   Acquisition of treasury stock                                   --       --          --     --        --      --           --
   Issued under employee benefit plans                             --       --          39     --        --      --         (7.5)
   Redemption of Series E Preferred Stock                          --       --         (59)    --        --      --         (2.8)
   Issuance of Common Stock                                        --       --          --     --        --      --        172.9
   Other changes                                                   --       --          --     --        --      --         (1.2)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                       97       .1       3,115    3.1     1,500     1.5      1,106.4
     Acquisition of treasury stock                                 --       --          --     --        --      --           --
     Issued under employee benefit plans                           --       --          27     --        --      --        (14.0)
     Redemption of Series E Preferred Stock                        --       --         (39)    --        --      --         (1.9)
     Conversion of Series G Preferred Stock                        --       --          --     --    (1,500)   (1.5)        (2.2)
     Conversion of Series A Preferred Stock                        (2)      --          --     --        --      --           --
     Other changes                                                 --       --          --     --        --      --          (.3)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                       95       .1       3,103    3.1        --      --      1,088.0
     Acquisition of treasury stock                                 --       --          --     --        --      --           --
     Issued under employee benefit plans                           --       --          44     --        --      --         (3.1)
     Redemption of Series E Preferred Stock                        --       --         (28)    --        --      --         (1.3)
     Conversion of Series A Preferred Stock                        (1)      --          --     --        --      --           --
     Issuance of Common Stock to Pension Trust                     --       --          --     --        --      --        (39.0)
     Other changes                                                 --       --          --     --        --      --          1.1
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                       94      $.1       3,119   $3.1        --   $  --     $1,045.7
-----------------------------------------------------------------------------------------------------------------------------------

     In the second quarter of 1995, the Company contributed 3.9 million shares of its common stock with an aggregate value of $100 million to the Company's Pension Trust.
     In the second quarter of 1994, as a result of the Company's call for redemption, 1.5 million shares of Series G $4.625 Cumulative Convertible Exchangeable Preferred Stock, $1.00 par value per share, were converted into
2.7 million new-issue shares of the Company's common stock, $1.00 par value per share.
     In the fourth quarter of 1993, the Company sold 5.75 million shares of new-issue common stock in a public offering. The net proceeds of the offering totaled approximately $179 million.
     The indenture relating to the Industries 12 3/4% Notes prohibits the Company from declaring or paying cash dividends on Company common stock under certain conditions. At year-end 1995, up to $275 million of common dividends could have been paid under terms of the indenture.
     The Series A $2.40 Cumulative Convertible Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock and is redeemable, at the Company's option, at $44 per share plus any accrued and unpaid dividends. Each such share is entitled to one vote and generally votes together with holders of common stock as one class.
     Shares of Series E Preferred Stock, $1.00 par value per share, entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually, and to 1.25 votes per share. Shares of Series E Preferred Stock are convertible into the Company's common stock on a one-for-one basis. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes (see Note 5).

NOTE 7:STOCK OPTION PLANS
The Inland 1995 Incentive Stock Plan, approved by stockholders on May 24, 1995, provides for the issuance, pursuant to options and other awards, of 2.0 million shares of common stock to officers and other key employees. Options remain outstanding and exercisable under the Inland 1992, 1988 and 1984 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. During 1995, options were granted to 257 executives under the 1995 Plan and a total of 1,861,369 shares was available for future grants under that Plan as of December 31, 1995. The following summarizes the status of options under the plans for the periods indicated:


                                                     Option Exercise
                                          Number of   Price or Range
                                             Shares        Per Share
--------------------------------------------------------------------
Options (granted and unexercised)
  at December 31, 1992                    2,345,495   $15.31-$39.75
      Granted                               575,200    26.13
      Exercised                            (231,953)   21.38- 33.75
      Cancelled or expired                 (198,911)   21.38- 39.75
      Surrendered (SAR Exercise)            (20,675)   15.31- 25.38
-------------------------------------------------------------------
Options (granted and unexercised)
  at December 31, 1993
  (1,425,909 exercisable)                 2,469,156    15.31- 39.75
      Granted                               463,800    30.88- 36.00
      Exercised                            (598,799)   15.31- 39.75
      Cancelled or expired                  (68,000)   15.31- 39.75
      Surrendered (SAR Exercise)            (22,150)   25.38- 33.75
-------------------------------------------------------------------
Options (granted and unexercised)
  at December 31, 1994
  (1,286,980 exercisable)                 2,244,007    15.31- 39.75
      Granted                               469,600    23.19- 28.50
      Exercised                            (138,117)   15.31- 31.06
      Cancelled or expired                 (200,900)   21.38- 39.75
-------------------------------------------------------------------
Options (granted and unexercised)
  at December 31, 1995
  (1,615,826 exercisable)                 2,374,590   $15.31-$39.75


     Options outstanding on December 31, 1995, under the 1984 Plan have expiration dates ranging from July 22, 1996 to September 22, 1997, with a weighted average exercise price per share of $30.79. Options outstanding under the 1988 Plan have expiration dates ranging from July 26, 1998 to June 25, 2001, with a weighted average exercise price per share of $33.99. Options outstanding under the 1992 Plan have expiration dates ranging from June 23, 2002 to June 14, 2004, with a weighted average exercise price per share of $27.75. Options outstanding under the 1995 Plan have expiration dates ranging from May 23, 2005 to September 26, 2005, with a weighted average exercise price per share of $28.36. On December 31, 1995, there were 42 holders of options granted under the 1984 Plan, 164 holders of options granted under the 1988 Plan, 254 holders of options granted under the 1992 Plan, and 256 holders of options granted under the 1995 Plan.
     Stock appreciation rights have also been granted with respect to 67,500 shares subject to outstanding options under the plans at the rate of one stock appreciation right ("SAR") for each share subject to option. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the SAR is exercised over the related option exercise price. The holder may elect to receive payment in stock, or in a combination of stock and cash. An SAR is exercisable only upon surrender of the related option and only to the extent that the related option is exercisable. No SAR has been granted since 1990. SAR compensation expense recorded by the Company was not material for any of the three years.
     The 1995 Plan also provides, as did the 1992, 1988 and 1984 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 1995, restricted stock awards totaling 28,524 shares were granted to 17 executives and one performance award totaling 2,000 shares was granted. Also during 1995, 16,105 shares of previously granted restricted stock awards vested while 18,405 shares of restricted stock were forfeited, and 16,841 shares (including dividend-equivalent shares) were issued to recipients of performance awards previously granted while 19,532 shares (including dividend-equivalent shares) subject to performance awards were forfeited. During 1994, restricted stock awards totaling 106,100 shares were granted to 47 executives, and 14 performance awards totaling 73,500 shares were granted. Also during 1994, 11,433 shares of previously granted restricted stock awards vested, while no shares were forfeited. During 1993, restricted stock awards totaling 122,000 shares were granted to 33 executives, and no performance awards were granted. Also during 1993, 7,052 shares of previously granted restricted stock awards vested, while 4,000 shares were forfeited.

NOTE 8:STOCKHOLDER RIGHTS PLAN
Pursuant to a stockholder rights plan, on November 25, 1987, the Board of Directors declared a dividend distribution, payable to stockholders of record on December 18, 1987, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The rights plan was amended by the Board on May 24, 1989. The Rights will expire 10 years after issuance, and will become exercisable only if a person or group becomes the beneficial owner of 20 percent or more of the common stock (a "20 percent holder"), commences a tender or exchange offer which would result in the offeror beneficially owning 20 percent or more of the common stock, or is determined by the Board to beneficially own at least 10 percent of the common stock and either intends to cause the Company to take certain actions not in the best long-term interests of the Company and its stockholders or is reasonably likely, through such beneficial ownership, to cause a material adverse impact on the business or prospects of the Company and its stockholders (an "Adverse Person"). Each Right will entitle stockholders to buy one newly issued unit of one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $90, subject to certain antidilution adjustments. The Company will generally be entitled to redeem the Rights at $.05 per Right at any time prior to 15 days after a public announcement of the existence of a 20 percent holder.
     If a person or group accumulates 20 percent or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent Continuing Directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), or a merger takes place with a 20 percent holder where the Company is the surviving corporation and its common stock is unchanged, or a 20 percent holder engages in certain self-dealing transactions, or the Board determines that a person or group is an Adverse Person, each Right (other than Rights held by such 20 percent holder and certain related parties which become void) will represent the right to purchase, at the exercise price, common stock (or, in certain circumstances, a combination of securities and/or assets) having a value of twice the exercise price. In addition, if, following the public announcement of the existence of a 20 percent holder, the Company is acquired in a merger or other business combination transaction, except a merger or other business combination transaction that takes place after the consummation of an offer for all outstanding shares of common stock that the independent Continuing Directors have determined to be fair, or a sale of 50 percent or more of the Company's assets or earning power is made to a third party, each Right (unless previously voided) will represent the right to purchase, at the exercise price, common stock of the acquiring entity having a value of twice the exercise price at the time.

NOTE 9:DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

DERIVATIVES
The Company has only limited involvement with derivative financial instruments, none of which are used for trading purposes. Derivatives are used to hedge exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies, and in foreign currency exchange rates related to firm commitments regarding a Canadian raw material joint venture. Gains and losses associated with these hedging transactions become part of the cost of the item being hedged. At no time during 1995, 1994 or 1993 were such hedging transactions material.

CASH AND CASH EQUIVALENTS
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

LONG-TERM INVESTMENT
In 1989, the Company and NSC, through a subsidiary, each purchased in the open market approximately $15 million of the other company's common stock. The estimated fair value of the NSC common stock at year-end 1995 and 1994, based on the quoted market price and exchange rate at each year end, was $8.4 million and $9.2 million, respectively, as compared with the carrying value of $10.6 million and $11.1 million included in the balance sheet at December 31, 1995 and 1994, respectively.

LONG-TERM DEBT
The estimated fair value of the Company's long-term debt and the current portions thereof (excluding the Subordinated Voting Note), using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded, was $753 million at December 31, 1995 and $733 million at December 31, 1994 as compared with the carrying value of $706 million and $725 million included in the balance sheet at year-end 1995 and 1994, respectively.

SUBORDINATED VOTING NOTE
The Company believes that it is not practical to estimate a fair market value different from this security's carrying value of $185 million as the security was sold to a joint venture partner and has numerous features unique to this security including, but not limited to, the right to appoint a director, the right of first refusal in change in control situations, a limitation on the acquisition of additional Company stock, and the agreement by the Company to buy back $185 million of the Company's common stock.

NOTE 10:PROVISIONS FOR RESTRUCTURING
In the 1995 third quarter, the Company recorded a charge of $35 million for provisions related to pensions, health care, and severance costs resulting from the acceptance by approximately 300 salaried Inland Steel Company employees of a voluntary retirement package offered during the quarter. In addition, Inland Steel Company announced the closure of its plate operation. Provisions for pensions and other employee benefits related to the shutdown of this operation had been previously accrued.
     With the closure of the plate operation, the Company completed the workforce reduction program announced in 1991. A final computation of the employee benefit costs required for the 1991 program resulted in unused reserves due to differences between the actual makeup of the population leaving the Company under this program and the projections used in 1991. The Company, therefore, reversed $65 million of unused reserves from the balance sheet and recorded a corresponding credit to income.
     During the 1995 third quarter, the Company also increased reserves for previously discontinued or reduced operations related to the Company's restructuring efforts by $18 million, approximately half of which related to benefit costs, primarily at a closed iron ore mining facility, and half related to impairment of assets beyond amounts previously recognized. In addition, the Company increased its environmental reserves by $7 million.
     In 1993, the Company recorded a facility shutdown provision of $22.3 million which covered costs associated with the earlier than planned closure of Inland Steel Company's cokemaking facilities. Of the amount provided, $7.7 million related to the write-off of assets with the remainder provided for various expenditures associated with the shutdown of the facility, including personnel costs.
     Inland Steel Company has taken initiatives to reduce its production costs by the shutdown of certain Indiana Harbor Works facilities and raw materials operations. Reserve balances related to provisions recorded for these shutdowns, which include long-term liabilities for mine reclamation costs and employee benefits, totaled $135.9 million, $133.8 million and $149.7 million at December 31, 1995, 1994 and 1993, respectively.

NOTE 11:RETIREMENT BENEFITS
In 1995, the Company elected to change the measurement date for pensions and benefits other than pensions from December 31 to September 30 in order to provide for more timely information and to achieve administrative efficiencies in the collection of data. The change in the measurement date had no effect on 1995 expense and had an immaterial impact on the 1995 funded status of the pension plan.

PENSIONS
The Company has a non-contributory defined benefit pension plan which covers substantially all Company employees, retirees and their beneficiaries. Benefits provided participants of the plan are based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees, including members of the United Steelworkers union.
     While funding was not required under ERISA funding standards, the Company elected to fund its Pension Trust in the 1995 second quarter, its first funding since 1984, with 3.9 million shares of Company common stock with an aggregate value of $100 million.
     The assumptions used to determine the plan's funded status are as follows:



---------------------------------------------------------------------------
                                                     1995             1994
---------------------------------------------------------------------------
Discount (settlement) rate                         7.75%              8.8%
Rate of compensation increase                       4.0%              5.0%
Rate of return on plan assets                       9.5%              9.5%
---------------------------------------------------------------------------


The funded status of the plan as of September 30, 1995 and December 31, 1994 was as follows:


----------------------------------------------------------------------------
                                                 September 30    December 31
                                                 ---------------------------
Dollars in Millions                                      1995           1994
----------------------------------------------------------------------------
Fair value of plan assets
    Equities                                           $1,151       $    909
    Bonds                                                  17            506
    Real estate                                           122            136
    Cash equivalents and accrued interest                 629            101
----------------------------------------------------------------------------
                                                        1,919          1,652
----------------------------------------------------------------------------
Actuarial present value of benefits for
    service rendered to date:
       Accumulated Benefit Obligation based on
          compensation to date, including vested
          benefits of $1,822 and $1,529 for
          1995 and 1994, respectively                   1,956          1,641
       Additional benefits based on estimated
          future compensation levels                       90             98
----------------------------------------------------------------------------
    Projected Benefit Obligation                        2,046          1,739
----------------------------------------------------------------------------
Plan asset shortfall to Projected
    Benefit Obligation                                  $(127)      $    (87)
----------------------------------------------------------------------------


     The Projected Benefit Obligation is the full measure of the Company's "going concern" liability for pensions accrued to date based on current interest rates. It includes the effect of future compensation increases for benefits based on final pay. It does not, however, take into consideration contingent benefits that are not expected to be paid but that would require funding in any plan termination.
     The accrued pension cost reflected in the Company's balance sheet can be reconciled to the shortfall of plan assets as shown below:


----------------------------------------------------------------------------
                                                 September 30    December 31
                                                 ---------------------------
Dollars in Millions                                      1995           1994
----------------------------------------------------------------------------
Plan asset shortfall to Projected
   Benefit Obligation                                 $  (127)       $   (87)
Unrecognized transition asset                             (98)          (115)
Unrecognized net loss                                     172              1
Unrecognized prior service cost                           120            129
Adjustment required to recognize
   additional minimum liability                          (103)             -
----------------------------------------------------------------------------
Accrued pension cost                                      (36)        $  (72)
Expense, October through December 1995                     (2)    ----------
---------------------------------------------------------------
Accrued pension cost at December 31, 1995             $   (38)
---------------------------------------------------------------


     The additional minimum pension liability in 1995 represented the excess of the unfunded Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed.

     The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $23.1 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.
     Pension cost or credit for 1995, 1994 and 1993 is composed of the components set forth in the table below:


----------------------------------------------------------------------------
Dollars in Millions                                 1995       1994     1993
----------------------------------------------------------------------------
Service cost-present value of
   benefits earned during year                     $    28   $  34     $  27
Interest on service cost and
   Projected Benefit Obligation                        153     147       139
Actual return on plan assets                          (290)     (9)     (256)
Net amortization and deferral                          117    (144)       85
----------------------------------------------------------------------------
Total pension cost (credit)                        $     8   $  28     $  (5)
----------------------------------------------------------------------------


BENEFITS OTHER THAN PENSIONS
Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company does not prefund any of these postretirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to Inland Steel Company United Steelworkers of America ("USWA") retirees. Funding of the Trust is made as claims are submitted for payment.
     The amount of net periodic postretirement benefit cost for 1995, 1994 and 1993 is composed of the following:


----------------------------------------------------------------------
Dollars in Millions                                  1995  1994  1993
----------------------------------------------------------------------
Service cost                                         $ 12  $ 15  $ 15
Interest cost                                          74    72    85
Net amortization and deferral                         (21)   (8)   (4)
----------------------------------------------------------------------
Total net periodic postretirement
   benefit cost                                      $ 65  $ 79  $ 96
----------------------------------------------------------------------


     The following table sets forth components of the accumulated postretirement benefit obligation:


----------------------------------------------------------------------------------
                                                         September 30  December 31
Dollars in Millions                                         1995          1994
----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
   attributable to:
       Retirees                                            $  532        $  469
       Fully eligible plan participants                       172           152
       Other active plan participants                         259           228
----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                 963           849
       Unrecognized net gain                                  198           298
       Unrecognized prior service credit                       66            70
----------------------------------------------------------------------------------
Accrued postretirement benefit obligation                   1,227        $1,217
                                                                         ---------
Expense, net of benefits provided, October
   through December 1995                                        2
-----------------------------------------------------------------
Accrued postretirement benefit obligation
   at December 31, 1995                                    $1,229
-----------------------------------------------------------------


     Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation is amortized over the remaining service period of active plan participants.
     The assumptions used to determine the plan's accumulated postretirement benefit obligation are as follows:


-------------------------------------------------------------------------
                                           September 30       December 31
                                               1995              1994
-------------------------------------------------------------------------
Discount rate                                  7.75%              8.8%
Rate of compensation increase                   4.0%              5.0%
Medical cost trend rate                         4.5%             6%-5%
Year ultimate rate reached                      1996              1996
-------------------------------------------------------------------------


     A one percentage point increase in the assumed health care cost trend rates for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of September 30, 1995 by $20 million and $112 million, respectively.
Note 12:Income Taxes
The elements of the provisions for income taxes for each of the three years indicated below were as follows:


----------------------------------------------------------------
Dollars in Millions
Years Ended December 31                  1995    1994   1993
----------------------------------------------------------------
Current income taxes:
    Federal                              $ 4.8   $ 4.9  $ --
    State and foreign                      6.3     4.3   2.8
----------------------------------------------------------------
                                          11.1     9.2   2.8
Deferred income taxes                     79.2    52.9  38.8Cr.
----------------------------------------------------------------
    Total tax expense or benefit         $90.3   $62.1  $36.0Cr.
----------------------------------------------------------------

Cr.=Credit

     In accordance with FASB Statement No. 109, "Accounting for Income Taxes," the Company adjusted its deferred tax assets and liabilities for the effect of the change in the corporate federal income tax rate from 34 percent to 35 percent, effective January 1, 1993. A credit to income of $11 million, which includes the effect of the rate change on deferred tax asset and liability balances as of January 1, 1993 as well as the effect on 1993 tax benefits recorded by the Company prior to the enactment date of August 10, 1993, was recorded in the third quarter of 1993.
     The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:


----------------------------------------------------------------------
                                                        December 31
Dollars in Millions                                  1995         1994
----------------------------------------------------------------------
Deferred tax assets (excluding postretirement
   benefits other than pensions):
      Net operating loss and tax credit
        carryforwards                                $310         $309
      Restructuring and termination reserves           92           87
      Other deductible temporary differences           92          118
      Less valuation allowances                        (2)          (5)
----------------------------------------------------------------------
                                                      492          509
----------------------------------------------------------------------

Deferred tax liabilities:
   Fixed asset basis difference                       478          443
   Other taxable temporary differences                114           84
----------------------------------------------------------------------
                                                      592          527
----------------------------------------------------------------------
Net deferred liability (excluding post-
   retirement benefits other than pensions)          (100)         (18)
FASB Statement No. 106 impact (postretirement
   benefits other than pensions)                      440          438
----------------------------------------------------------------------
Net deferred asset                                   $340         $420
----------------------------------------------------------------------


     For tax purposes, the Company had available, at December 31, 1995, net operating loss ("NOL") carryforwards for regular federal income tax purposes of approximately $800 million which will expire as follows: $67 million in the year 2005, $313 million in the year 2006, $280 million in the year 2007, $132 million in the year

2008, and $8 million in the year 2009. The Company also had investment tax credit and other general business credit carryforwards for tax purposes of approximately $11 million, which expire during the years 1996 through 2006. A valuation allowance has been established for those tax credits which are not expected to be realized. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $19 million, which may be used indefinitely to reduce regular federal income taxes.
     The Company believes that it is more likely than not that all of the NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.
     The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are substantially offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits which would not be so offset are expected to be realized by continuing to achieve future profitable operations.
     Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992. At December 31, 1995, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $440 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.
     The Company operates in a highly cyclical industry and consequently has had a history of generating and then fully utilizing significant amounts of NOL carryforwards. During the years 1986 through 1989, the Company utilized approximately $600 million of NOL carryforwards and in 1995 utilized $135 million of NOL carryforwards.
     While not affecting the determination of deferred income taxes for financial reporting purposes, at December 31, 1995, the Company had available for AMT purposes approximately $53 million of NOL carryforwards which will expire as follows: $9 million in 2007 and $44 million in 2008.
     Total income taxes reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the federal corporate rate as follows:


-----------------------------------------------------------------------------
Dollars in Millions
Years Ended December 31                             1995      1994      1993
-----------------------------------------------------------------------------

Federal income tax expense or benefit
   computed at statutory tax rate of 35%           $83.0     $59.3     $25.8Cr.
Additional taxes or credits from:
   State and local income taxes, net
     of federal income tax effect                    9.4       7.2       3.6
   Percentage depletion                              2.9Cr.    2.8Cr.    2.2Cr.
   Adjustment of taxes of prior years                 --       2.0Cr.     --
   Change in federal statutory rate                   --        --      10.6Cr.
   All other, net                                     .8        .4       1.0Cr.
-----------------------------------------------------------------------------
      Total income tax expense or benefit          $90.3     $62.1     $36.0Cr.
-----------------------------------------------------------------------------


Cr.=Credit

NOTE 13:RELATED PARTY TRANSACTIONS - NIPPON STEEL CORPORATION
Following is a summary of the Company's relationships ith NSC, whose indirect wholly owned subsidiary is the holder of the Company's Subordinated Voting Note (see Note 4).
     I/N Tek, a general partnership formed for a joint venture between the Company and NSC, owns and operates a cold-rolling facility. I/N Tek is 60 percent owned by a wholly owned subsidiary of Inland Steel Company and 40 percent owned by an indirect wholly owned subsidiary of NSC. Inland Steel Company has exclusive rights to the productive capacity of the facility, except in certain limited circumstances, and, under a tolling arrangement with I/N
Tek, has an obligation to use the facility for the production of cold rolled steel. Under the tolling arrangement, Inland Steel Company was charged $147.5 million, $131.1 million and $141.2 million in 1995, 1994 and 1993, respectively, for such tolling services. NSC has the right to purchase up to 400,000 tons of cold rolled steel from Inland Steel Company in each year at market-based negotiated prices, up to half of which may be steel processed by I/N Tek. Purchases of Inland Steel Company products by a subsidiary of NSC aggregated $132.8 million, $172.8 million and $157.8 million during 1995, 1994 and 1993, respectively. At year-end 1995 and 1994, a subsidiary of NSC owed the Company $6.1 million and $10.6 million, respectively, related to these purchases.
     The Company and NSC also own and operate another joint venture which consists of a 400,000 ton electrogalvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50 percent by a wholly owned subsidiary of Inland Steel Company and 50 percent by an indirect wholly owned subsidiary of NSC. Inland Steel Company and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $452 million out-standing under its long-term financing agreement at December 31, 1995. I/N Kote is required to buy all of its cold rolled steel from Inland Steel Company, which is required to furnish such cold rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10 percent after operating and financing costs; this price is subject to an adjustment if Inland Steel Company's return on sales differs from I/N Kote's return on sales. Purchases of Inland Steel Company cold rolled steel by I/N Kote aggregated $303.7 million in 1995, $275.6 million in 1994 and $191.7 million in 1993. At year-end 1995 and 1994, I/N Kote owed the Company $4.8 million and $26.0 million, respectively, related to these purchases. Prices of cold rolled steel sold by Inland Steel Company to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. In 1995 and 1994, Inland Steel Company sold cold rolled steel to I/N Kote at prices that exceeded production costs but were less than the market prices for cold rolled steel products. I/N Kote also provides tolling services to Inland Steel Company for which it was charged $32.6 million in 1995, $36.0 million in 1994 and $29.1 million in 1993. Inland Steel Company sells all I/N Kote products that are distributed in North America.
     The Company and NSC have entered into various agreements pursuant to which NSC has provided technical services and licenses of proprietary steel technology with respect to specific Company research and engineering projects. Pursuant to such agreements, Inland Steel Company incurred costs of $1.9 million, $1.6 million and $3.7 million for technical services and related administrative costs for services provided during 1995, 1994 and 1993, respectively.
NOTE 14:INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
The Company's investments in unconsolidated joint ventures accounted for by the equity method consist primarily of its 60 percent interest in I/N Tek, 50 percent interest in I/N Kote, 50 percent interest in PCI Associates, 50 percent interest in Ryerson de Mexico, 50 percent interest in I.M.F. Steel
International Ltd., 40 percent interest in the Empire Iron Mining Partnership, 15 percent interest (13 3/4 percent interest in 1994 and 1993) in Wabush Mines and 12 1/2 percent interest in Walbridge Electrogalvanizing Company. I/N Tek and I/N Kote are joint ventures with NSC (see Note 13). The Company does not exercise control over I/N Tek, as all significant management decisions of the joint venture require agreement by both of the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. PCI Associates is a joint venture which operates a pulverized coal injection facility at the Indiana Harbor Works. Ryerson de Mexico is a materials distribution joint venture operated in Mexico. The I.M.F. joint venture was formed to market Company products and services abroad. Empire and Wabush are iron ore mining and pelletizing ventures owned in various percentages primarily by U.S. and Canadian steel companies. Walbridge is a venture that coats cold rolled steel in which Inland has the has the right to 25 percent of the productive capacity. Following is a summary of combined financial information of the Company's unconsolidated joint ventures:


Dollars in Millions                                1995           1994            1993
Results of Operations for the
  years ended December 31:
    Gross revenue                               $1,282.2        $1,121.0          $956.7
    Costs and expenses                           1,203.2         1,092.9           945.1
                                                ----------------------------------------

         Net income                             $   79.0        $   28.1          $ 11.6
                                                ========================================
Financial Position at December 31:
  Current assets                                $  313.6        $  316.2          $279.7
  Total assets                                   1,897.3         1,931.8         1,925.9
  Current liabilities                              282.2           282.1           241.6
    Total liabilities                            1,487.8         1,537.6         1,545.5
    Net assets                                     409.5           394.2           380.4

NOTE 15:COMMITMENTS AND CONTINGENCIES
Inland Steel Company guarantees payment of principal and interest on its 40 percent share of the long-term debt of Empire Iron Mining Partnership requiring a principal payment of $7.0 million in 1996. At year-end 1995, Inland Steel Company also guaranteed $27.4 million of long-term debt attributable to a subsidiary's interest in PCI Associates.
     As part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, Inland Steel Company agreed, subject to certain exceptions, to purchase, at prices which approximate market, the full amount of its annual limestone needs or one million gross tons, whichever is greater, through 1996, and the annual limestone needs of the Indiana Harbor Works from 1997 through 2002.
     The Company and its subsidiaries have various operating leases for which future minimum lease payments are estimated to total $181.7 million through 2020, including approximately $36.3 million in 1996, $31.5 million in 1997, $26.4 million in 1998, $22.3 million in 1999, and $19.7 million in 2000.
     It is anticipated that the Company will make capital expenditures of $23 million in 1996 and $10 million to $15 million annually in each of the four years thereafter for the construction, and have ongoing annual expenditures of $40 million to $50 million for the operation, of air and water pollution control facilities to comply with current federal, state and local laws and regulations. The Company is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, the Company does not expect environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, to materially affect the Company's results of operations or financial position. Corrective actions relating to the EPA consent decree may require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. At December 31, 1995, the Company's reserves for environmental liabilities totaled $26 million, $19 million of which related to the sediment remediation under the 1993 EPA consent decree.
     The total amount of firm commitments of the Company and its subsidiaries to contractors and suppliers, primarily in connection with additions to property, plant and equipment, approximated $61 million at year-end 1995.

NOTE 16:BUSINESS SEGMENTS AND CONCENTRATION OF CREDIT RISK
The Company operates in two business segments, Steel Manufacturing and Materials Distribution.
     Steel Manufacturing operations include the manufacture of steel mill products and the mining and processing of iron ore. Steel Manufacturing produces and sells a wide range of steels, of which approximately 99 percent consists of carbon and high-strength low-alloy steel grades. Approximately 77 percent of this segment's sales were to customers in five mid-American states, and 93 percent were to customers in 20 mid-American states. Over half the sales are to the steel service center and transportation (including automotive) markets.
     The Materials Distribution business segment processes and distributes a broad line of steel products, non-ferrous metals and industrial plastics to a wide range of industrial users on a nation-wide basis. This segment includes Joseph T. Ryerson & Son, Inc. and J. M. Tull Metals Company, Inc.
     Substantially all sales between segments are recorded at current market prices. Operating profit consists of total sales less operating expenses. Operating expenses of segments do not include any allocation of general corporate income and expense, other non-operating income or expense, interest income or expense, or income taxes.
     Identifiable assets are those that are associated with each business segment. Corporate assets are principally investments in cash equivalents, the intangible pension asset in 1995 and 1993, and the assets of discontinued segments.
     Substantially all of the Company's operations are located in the United States, and foreign sales are not material. During 1994, the Company formed a subsidiary to expand the Company's foreign presence. At year-end 1995, investments in foreign operations were not material.

INFORMATION ABOUT BUSINESS SEGMENTS
---------------------------------------------------------------------------------------------------------------
Dollars in Millions
Years Ended December 31                                          1995              1994              1993
---------------------------------------------------------------------------------------------------------------
NET SALES
Steel Manufacturing Operations:
Sales to unaffiliated customers                                $2,337.4              $2,304.5         $2,001.3
Intersegment sales                                                175.9                 183.4            173.6
---------------------------------------------------------------------------------------------------------------
                                                                2,513.3               2,487.9          2,174.9
---------------------------------------------------------------------------------------------------------------
Materials Distribution Operations:
Sales to unaffiliated customers                                 2,437.8               2,186.6          1,882.5
Intersegment sales                                                 12.3                  10.9             10.8
---------------------------------------------------------------------------------------------------------------
                                                                2,450.1               2,197.5          1,893.3
---------------------------------------------------------------------------------------------------------------
Eliminations and adjustments                                     (181.9)               (188.4)          (180.0)
---------------------------------------------------------------------------------------------------------------
    Total net sales                                            $4,781.5              $4,497.0         $3,888.2
---------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Steel Manufacturing Operations                                 $  181.7              $  149.3         $ (28.2)
Materials Distribution Operations                                 148.7                  98.1            56.4
Eliminations and adjustments                                       (1.9)                  2.0            (1.6)
---------------------------------------------------------------------------------------------------------------
    Total operating profit                                     $  328.5              $  249.4         $  26.6
---------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Steel Manufacturing Operations                                 $2,291.5              $2,352.8         $2,201.2
Materials Distribution Operations                                 821.2                 819.0            788.3
---------------------------------------------------------------------------------------------------------------
                                                                3,112.7               3,171.8          2,989.5
General corporate and other                                       445.6                 181.6            446.3
---------------------------------------------------------------------------------------------------------------
     Total assets on December 31                               $3,558.3              $3,353.4         $3,435.8
---------------------------------------------------------------------------------------------------------------
DEPRECIATION
Steel Manufacturing Operations                                 $  121.2              $  117.4         $  111.1
Materials Distribution Operations                                  20.4                  19.8             19.2
---------------------------------------------------------------------------------------------------------------
                                                                  141.6                 137.2            130.3
General corporate and other                                         1.5                   1.5              1.5
---------------------------------------------------------------------------------------------------------------
     Total depreciation                                        $  143.1              $  138.7         $  131.8
---------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Steel Manufacturing Operations                                 $  113.9              $  223.6          $  86.1
Materials Distribution Operations                                  19.3                  20.4             19.3
---------------------------------------------------------------------------------------------------------------
                                                                  133.2                 244.0            105.4
General corporate and other                                         1.4                   1.3               .2
---------------------------------------------------------------------------------------------------------------
     Total capital expenditures                                $  134.6              $  245.3          $ 105.6
---------------------------------------------------------------------------------------------------------------