Form 10-K, Exhibit 13
period 1996-12-31
INLAND STEEL INDUSTRIES INC /DE/
filed 1997-03-31
CIK 790528

                                                                      Exhibit 13

                               FINANCIAL REVIEW


RESULTS OF OPERATIONS
--------------------------------------------------------------------
Dollars and Shares in Millions
(except per share data)               1996         1995         1994
--------------------------------------------------------------------
Net sales                         $4,584.1     $4,781.5     $4,497.0
Operating profit                  $  165.7     $  328.5     $  249.4
Net income                        $   45.7     $  146.8     $  107.4
Net income per common share       $    .75     $   2.69     $   1.81
Average shares outstanding            48.8         47.4         43.5
--------------------------------------------------------------------

     In 1996, the Company reported net income of $45.7 million compared with $146.8 million in 1995 and $107.4 million in 1994. This was the third consecutive yearly net income following losses in the prior four years. The consolidated net income for the year 1996 of $45.7 million, or $.75 per share, includes a net loss of $20.9 million, or $.43 per share, related to unusual items, which consisted of a gain from the issuance of subsidiary stock, a loss on the early extinguishment of debt, and a salaried workforce reduction provision. Operating profit declined at both business segments primarily as a result of lower average selling prices in 1996 compared with 1995.

     Net sales decreased 4 percent to $4.6 billion in 1996 primarily due to lower average selling price. Somewhat mitigating the erosion in average selling price was an increase in volume at the Materials Distribution Segment. Each of the Company's business segments was responsible for approximately half of the consolidated net sales. Net sales in 1995 increased 6 percent from 1994, primarily due to a higher average selling price.

     The Company undertook an aggressive recapitalization program in 1996 which included an initial public offering for approximately 13 percent of the interest in Ryerson Tull, Inc. ("RT"), formerly Inland Materials Distribution Group, Inc. ("IMDG"). The issuance of RT Class A common stock to unaffiliated third parties resulted in the creation of a minority interest in the materials distribution part of the business and the recognition of a $31.4 million pretax gain by the Company. Prior to the equity offering, the Company's interests in Inland Industries de Mexico and its 50 percent owned Ryerson de Mexico joint venture were transferred to RT.

     Also included in the recapitalization program was a $250 million public issuance of debt at RT and the subsequent tender for the Company's 12-3/4% Notes and Inland Steel Company's Series T 12% First Mortgage Bonds. As a result of the early redemption of a majority of the Industries Notes and Series T Bonds, as well as the early redemption of Pollution Control Project No. 9 Bonds associated with its refinancing, the Company recognized an extraordinary after-tax loss of $23.3 million, $36.9 million before tax. As a result of these changes, the average interest rate on long-term debt outstanding at year-end 1996 has been reduced to 8.4 percent as compared with 9.7 percent at December 31, 1995.

     On the international front, the Company formed a joint venture to build and operate steel service centers in China with Baoshan Iron and Steel Corporation of the Peoples' Republic of China and has signed a letter of intent to form a similar joint venture in India with The Tata Iron and Steel Co. Ltd. International activities were not material to the financial results of the Company in any of the years presented.

STEEL MANUFACTURING SEGMENT

Dollars and Tons in Millions          1996         1995         1994
Net sales                         $2,397.3     $2,513.3     $2,487.9
Operating profit                  $   48.0     $  181.7     $  149.3
Net tons shipped                       5.1          5.1          5.2

     Inland Steel Company reported $48 million of operating profit in 1996 compared with an operating profit of $182 million in 1995 and $149 million in 1994. Net sales decreased 5 percent in 1996 as compared with 1995 due primarily to a 5 percent decrease in average selling price. This decline in average selling price was the primary factor in the fall-off of operating profit in 1996. The volume of steel mill products shipped was unchanged from 1995 to 1996. Also contributing to the operating profit decline was a $26.3 million workforce reduction provision in 1996 that will ultimately reduce salaried employment by approximately 450.

     Inland Steel Company continued to effect improvements in operations during 1996. Inland Steel Company had its safest year in history both in terms of the lowest number of injuries and lost time due to injury. At the same time, improvements were also produced in the shipment of prime products, product mix, raw steel tons produced, capability utilization, raw steel to prime product yield and productivity. The combined effect of these and other improvements resulted in both a lower level of purchased steel and a slight reduction in operating cost per ton.

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

     In 1995, Inland Steel Company offered a voluntary retirement package which was accepted by approximately 300 salaried employees resulting in a charge of $35 million. Also in 1995, Inland Steel Company increased reserves by $7 million for additional benefit costs at a closed iron ore mining facility and by $2 million for a further writedown of non-operating assets of the former construction business. Reserves relating to environmental matters were increased by $7 million.

     With the completion of a workforce reduction program announced in 1991, a final computation of the employee benefit costs required for the 1991 program resulted in unused reserves due to differences between the actual makeup of the population leaving the Company under this program and the projections used in 1991. As a result, Inland Steel Company reversed $65 million of unused reserves from the balance sheet and recorded a corresponding credit to income in 1995.

     Inland Steel Company operated at 92 percent of its raw steelmaking capability in 1996, compared with 90 percent in 1995 and 89 percent in 1994.

     Inland Steel Company, under the I/N Kote partnership agreement, supplies all of the steel for the joint venture and, with certain limited exceptions, is required to set the price of that steel to assure that I/N Kote's expenditures do not exceed its revenues. Since 1993, Inland Steel Company's sales prices exceeded its costs of production but were less than the market prices for cold rolled steel products. Because I/N Kote expenditures include principal payments and a provision for return on equity to the partners, Inland Steel Company's ability to realize higher prices on its sales to I/N Kote depends on the facility continuing near-capacity operations and obtaining appropriate pricing for its products.

     In the 1996 fourth quarter, Inland Steel Company reached an agreement with Sun Coal and Coke Company and a unit of NIPSCO Industries for a heat recovery coke battery and an associated energy recovery and flue-gas desulphurization facility, to be located on land leased from Inland Steel Company at its Indiana Harbor Works. Sun will design, build, finance and operate the cokemaking portion of the project. A unit of NIPSCO Industries will design, build, finance and operate the portion of the project which will clean the coke plant's flue gas and convert the heat into steam and electricity. Sun, the NIPSCO unit and other third parties will invest approximately $350 million in the project. Inland Steel Company has committed to purchase, for approximately 15 years, 1.2 million tons of coke annually from the facility on a take-or-pay basis, as well as energy produced by the facility through a tolling arrangement. The facility is designed to be the primary coke source for the largest blast furnace at the Indiana Harbor Works. It is anticipated that the per ton cost of coke supplied by the facility will be less than that paid by the Company in 1996. Inland Steel Company will also advance approximately $30 million during construction of the project which will be credited against the energy tolling arrangement.

Materials Distribution Segment

----------------------------------------------------------------------------
Dollars and Tons in Millions               1996          1995           1994
----------------------------------------------------------------------------
Net sales                              $2,394.0      $2,450.1       $2,197.5
Operating profit                       $  120.0      $  148.7       $   98.1
Net tons shipped                           2.51          2.35           2.33
----------------------------------------------------------------------------

RT, consisting of Joseph T. Ryerson & Son, Inc., including its Ryerson Coil Processing Company division, J. M. Tull Metals Company, Inc., and Inland Industries de Mexico, reported net sales of $2.4 billion, a 2 percent decrease from 1995. A 9 percent decline in average selling price was, in large part, offset by a 7 percent increase in volume. While operating costs, excluding the costs of materials sold, increased in total in 1996 from 1995, such costs on a per ton basis declined to $174 from $182. The impact of lower selling prices was the major factor in the $28.7 million decrease in operating profit from 1995 to 1996.

   In 1995, net sales increased 11 percent to $2.5 billion following double digit rates of increase in each of the previous two years. The improved sales were due to a 10 percent increase in average selling price per ton sold as volume increased only minimally. The increase in average selling price was the principal factor contributing to the $50.6 million operating profit improvement in 1995 compared with 1994.

   In each of the last three years, results in the Midwest and Southeast were the strongest. All four regions of the general line business, which supply a wide range of metals and industrial plastics, as well as the coil processing business, continued to operate profitably.

   On February 13, 1997, RT completed the purchase of all of the outstanding stock of Thypin Steel Co., Inc., a distributor and processor of carbon and stainless steel products for $120 million in cash and the assumption of $23 million in existing Thypin debt.

Liquidity and Financing

The Company finished 1996 with cash and cash equivalents of $238 million compared with $267 million at year-end 1995. There was no short-term bank borrowing at either year end.

   In the 1996 second quarter, as part of the Company's recapitalization program, RT exchanged existing shares of IMDG common stock, all of which were owned by the Company, for 34.0 million shares of new-issue RT Class B common stock. RT then sold 5.2 million shares of new-issue RT Class A common stock in a public offering, the net proceeds of which approximated $77.1 million. The Company recognized a pre-tax gain on the sale of the RT stock of approximately $31.4 million or $.40 per share. In July, RT also issued $250 million principal amount of Notes consisting of $150 million of 8 1/2% Notes due July 15, 2001 and $100 million of 9 1/8% Notes due July 15, 2006.

   In the second quarter of 1996, the Company tendered for the repurchase of all of its outstanding 12 3/4% Notes. Of the $150 million principal amount outstanding, $144.2 million was tendered. The Company recognized an extraordinary after-tax loss of $14.5 million or $.30 per share, $23.3 million before income taxes, as a result of this transaction.

   During the 1996 third quarter, Inland Steel Company made a tender offer for the repurchase of the entire $125 million principal amount of its Series T First Mortgage Bonds outstanding, of which $98.7 million was tendered. Inland Steel Company also refinanced

$38 million of 10 percent pollution control bonds with bonds bearing a rate of
7.25 percent. As a result of these redemptions, Inland Steel Company recognized an extraordinary after-tax loss of approximately $8.8 million or $.18 per share, $13.6 million before income taxes, in the third quarter of 1996.

     During the 1996 fourth quarter, Inland Steel Company issued $5.1 million of exempt facility revenue bonds bearing an interest rate of 6.7 percent and maturing in 2012.

     During the year, the Company's subsidiaries increased total committed credit facilities to $375 million. Ryerson Tull established a new four-year $250 million unsecured credit facility prior to the end of the second quarter. A previous $200 million Ryerson facility and a previous $25 million Tull facility were concurrently terminated. Inland Steel Company's special-purpose subsidiary revolving credit facility of $125 million extends to November 30, 2000. The credit facility is secured by receivables sold to the special-purpose subsidiary by Inland Steel Company. The interest rates on borrowing under such credit agreements are, at each company's option, based on Eurodollar, Certificate of Deposit, or the greater of federal funds plus 1/2 percent or prime rates. At year-end, the highest interest rate option for borrowings under any of these credit agreements was the applicable prime rate.

     Covenants in the RT credit facility limited the amount of cash that RT could transfer to the Company in the form of dividends and advances to approximately $45 million at year-end 1996. This amount is subject to change based on the financial performance of RT. Additionally, there are certain other limitations on advances. As part of the recapitalization, the Company and RT entered into an agreement to maintain the existence of the Company and RT as separate corporate entities. Included in this agreement is a requirement that any transactions between the entities, including loans or advances from RT to the Company, must be on an arms-length basis.

     In connection with the tender offers for the Company's 12-3/4% Notes and Inland Steel Company's Series T First Mortgage Bonds, the Company solicited and received consents from a majority of the holders to amendments to the indentures which effectively eliminated all material restrictions resulting from the previous covenants, thus increasing financial flexibility.

     The ratio of long-term debt (and redeemable preferred stock in 1994) to total capitalization was 47 percent at December 31, 1996, compared with 50 percent and 62 percent at year-end 1995 and 1994, respectively.

     In addition, Inland Steel Company guarantees a pulverized coal injection joint venture loan and its 50 percent share of I/N Kote borrowings amounting to $22 million and $208 million, respectively, at year-end 1996. As neither of these guarantees has been invoked since inception, the Company does not believe these guarantees will be called upon.

     The Company believes that its present cash position, augmented by its subsidiaries' credit facilities and the cash flow anticipated from operations, will provide sufficient liquidity to meet its scheduled debt retirements, pay preferred dividends, fund its capital program and meet any operating cash requirements that may arise for at least the next two years. Long-term debt due within one year decreased markedly at December 31, 1996 compared with year-end 1995 due to the $85 million principal payment made in December 1996 on the Subordinated Voting Note. The Company ended 1996 with long-term debt of $773 million compared with $785 million at year-end 1995.

     The Company's debt ratings at year-end 1996 and 1995 were:

--------------------------------------------------------------------------------
Ratings at Year End                               1996                     1995
--------------------------------------------------------------------------------
Inland Steel Industries Notes
  Moody's                                         Ba3                      Ba3
  Standard & Poor's                               B+                       B+
--------------------------------------------------------------------------------
Inland Steel Company First Mortgage Bonds
  Moody's                                         Ba3                      Ba3
  Standard & Poor's                               BB-                      BB-
--------------------------------------------------------------------------------
Ryerson Tull Notes
  Moody's                                         Ba1                      --
  Standard & Poor's                               BB                       --
--------------------------------------------------------------------------------


CAPITAL EXPENDITURES

-------------------------------------------------------------
Dollars in Millions                 1996    1995     1994
Capital expenditures
  Steel Manufacturing              $155.8    $113.9    $223.6
  Materials Distribution             24.1      19.3      20.4
  General corporate and other         1.0       1.4       1.3
-------------------------------------------------------------
Total capital expenditures         $180.9    $134.6    $245.3
=============================================================

Capital expenditures were $181 million in 1996. The majority of the capital expenditures was for new machinery and equipment related to maintaining or improving operations at the Steel Manufacturing Segment. Included in the $245 million of capital expenditures reported in 1994 was $146 million for the purchase of a caster facility which had previously been leased. The Company anticipates capital expenditures in 1997 will approximate $150 million.

EMPLOYMENT MATTERS

Inland Steel Company and the United Steelworkers of America entered into a six-year labor agreement, effective August 1, 1993. The 1993 agreement restricts Inland Steel Company's ability to reduce the union workforce (generally limited to attrition and major facilities shutdowns), allows greater flexibility to institute work rule changes, and required significant improvements in pension benefits for active employees. The agreement also provided for a reopener in 1996 which resulted in changes in wages and certain benefits. The reopener resulted in a $.50 per hour wage increase effective in August 1996 with $.25 per hour increases in both August 1997 and 1998; a $1,000 bonus per employee in each of 1996, 1997 and 1998 (totaling in each case approximately $7 million); one additional holiday per year, and an increase in pension benefits.

     Average employment declined 5 percent during 1996 after remaining virtually unchanged during 1995. Total employment cost decreased 3 percent as lower direct compensation expense, including profit sharing provisions, was in part offset by higher employee benefit costs.

     The table below summarizes categories of costs incurred by the Company over the last three years. Not included in the table is the effects of workforce reduction plans. In 1996, $26 million was excluded for the provision to reduce salaried employment by approximately 450 people. In 1995, the table excludes both the reversal of $65 million of unused provision booked in 1991 and the $35 million provision related to a voluntary retirement package which affected approximately 300 salaried employees.



---------------------------------------------------------------------
EMPLOYEES
---------------------------------------------------------------------
(monthly average receiving pay)            1996     1995     1994
---------------------------------------------------------------------
Steel Manufacturing                        9,657   10,165   10,166
Materials Distribution                     4,904    5,125    5,195
Headquarters and other                       134      120      118
---------------------------------------------------------------------
Total                                     14,695   15,410   15,479
=====================================================================

---------------------------------------------------------------------
Consolidated Employment Costs
---------------------------------------------------------------------
Dollars in Millions (except averages)       1996     1995     1994
---------------------------------------------------------------------
Direct compensation                      $ 678.7  $ 712.9  $ 681.1
---------------------------------------------------------------------
Employee benefits
  Group insurance costs                     65.3     60.9     63.5
  Postretirement benefits
    other than pensions                     72.6     64.5     79.5
  Pension costs                              5.9      7.5     28.2
  Social security and
    unemployment
      compensation taxes                    54.9     56.2     55.5
  Workers' compensation
    expense                                  9.3     11.3     12.7
  Thrift Plan costs                          9.1      9.1      9.2
  Cost of supplemental unem-
    ployment benefit plans                   6.6      7.2      7.9
  Industry welfare and
    retirement funds                         3.6      3.6      2.9
  All other                                 11.3      8.2      9.0
---------------------------------------------------------------------
Total cost of employee benefits          $ 238.6  $ 228.5  $ 268.4
---------------------------------------------------------------------
Total employment costs                   $ 917.3  $ 941.4  $ 949.5
---------------------------------------------------------------------
Average employment cost
  per employee                           $62,424  $61,092  $61,342
---------------------------------------------------------------------

PENSIONS
Effective April 30, 1996, that portion of the Company's pension plan covering RT's current and former employees was separated and became the Ryerson Tull Pension Plan. Due to this separation, the Company remeasured each subsidiary's benefit obligation using plan data and actuarial assumptions as of the date of separation. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to such plan.

     The Company's pension plans currently meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. The plans will continue to be funded in the future to at least meet these minimum funding standards. Although the Company is not expected to have any required pension plan contributions during 1997, the Company may elect to make voluntary contributions to improve the plans' funded status.

ACCOUNTING MATTERS

At December 31, 1996, the Company had a net deferred tax asset of $318 million, which includes $442 million related to the temporary difference arising from the adoption of Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." While the Company believes it is more likely than not that it will generate sufficient taxable income from operations to realize all deferred tax assets, a secondary source of future taxable income could result from tax planning strategies. Possible strategies include the Company's option of changing from the LIFO method of accounting for inventories to the FIFO method (such change would have resulted in $406 million of additional taxable income as of year-end 1996 which would serve to offset approximately $140 million of deferred tax assets) and selection of different tax depreciation methods. After assuming such change in accounting for inventories, the Company would need to recognize approximately $500 million of taxable income over the 15-year net operating loss carryforward period and the period in which the temporary difference related to the FASB Statement No. 106 obligation will reverse, in order to fully realize its net deferred tax asset. The Company believes that it is more likely than not that it will achieve such taxable income level. (See Note 13 to the consolidated financial statements for further details regarding this net deferred tax asset.)

     In 1996, the Company adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation." As allowed by the statement, the Company elected to continue to account for stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 and to provide disclosure of the pro forma effects of applying the new fair value method in the notes to financial statements. (See Note 8 to the consolidated financial statements for further details.) Accordingly, the adoption of this statement had no impact on the results of operations or financial position of the Company.

ENVIRONMENTAL ISSUES

Inland Steel Company has significantly reduced discharges of air and water pollutants at its Indiana Harbor Works complex in East Chicago, Indiana in recent years and is committed to operating its facilities in an environmentally acceptable manner. On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the United States Environmental Protection Agency ("EPA") in 1990. The consent decree included a $3.5 million cash fine, environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The fine and estimated remediation costs were provided for in earlier years. The consent decree also defines procedures for remediation at Inland Steel Company's Indiana Harbor Works. The procedures defined establish essentially a three-step process, each step of which requires agreement of the EPA before progressing to the next step in the process, consisting of: assessment of the site, evaluation of corrective measures for remediating the site, and implementation of the remediation plan according to the agreed-upon procedures. The Company continues to assess the extent of environmental contamination and anticipates that this assessment will cost approximately $2 million to $4 million per year for the next several years. The Company's reserve for environmental liabilities including those in connection with the consent decree totaled $24 million at year-end 1996. Because neither the nature and extent of the contamination nor the corrective actions that may be required can be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the eventual costs or time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective action is not significant.

     Capital spending for pollution control projects totaled $19 million in 1996, the same amount as was spent in 1995. Another $45 million was spent in 1996 to operate and maintain such equipment, versus $39 million a year earlier. During the five years ended December 31, 1996, the Company has spent $284 million to construct, operate and maintain environmental control equipment at its various locations.

     Environmental projects previously authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that would be required under the consent decree settling the 1990 EPA lawsuit, will require capital expenditures of approximately $7 million in 1997. It is anticipated that the Company will make annual capital expenditures of $5 million to $10 million in each of the next four years thereafter for the construction, and have ongoing annual expenditures of $35 million to $45 million for the operation, of air and water pollution control facilities to comply with current federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the Resource Conservation and Recovery Act and the consent decree in the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required. Such additional environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, however, are not expected to be material to the results of operations or financial position of Inland Steel Company.

Competition

The steel market is highly competitive with major integrated producers, including Inland Steel Company, facing competition from a variety of sources. Many steel products compete with alternative materials such as plastics, aluminum, ceramics, glass and concrete. Domestic steel producers have also been adversely impacted by imports from foreign steel producers. Preliminary data indicate that imports of steel mill products accounted for approximately 23.3 percent of the domestic market in 1996, up from 21.4 percent in 1995 but below the 1984 peak of 26.4 percent. Many foreign producers are still owned, controlled, or subsidized by their governments allowing them to ship steel products into the domestic market despite decreased profit margins or losses on such sales.

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

                        Summary by Quarter (Unaudited)
            Inland Steel Industries, Inc. and Subsidiary Companies

---------------------------------------------------------------------------------------------------------------------
Dollars in Millions (except per share data)
---------------------------------------------------------------------------------------------------------------------
                                                                                     Per Common Share
                                                                    -------------------------------------------------
                        Net      Gross       Income                                      Market Price
                                                                                  -----------------------------------
                      Sales     Profit Before Taxes    Net Income   Net Income          High         Low        Close
---------------------------------------------------------------------------------------------------------------------
1996

First Quarter      $1,180.9     $103.7       $ 28.0        $ 17.2        $ .31       $29         $23 7/8      $24 3/4

Second Quarter      1,163.0       98.0         54.0          19.2          .35        27          19 1/8       19 5/8

Third Quarter       1,118.0      105.5         30.7           8.5          .13        19 7/8      16 3/4       17 7/8

Fourth Quarter      1,122.2       76.1          3.1*           .8*        (.03)*      20 1/4      16           20
---------------------------------------------------------------------------------------------------------------------
Year               $4,584.1     $383.3       $115.8        $ 45.7        $ .75**     $29         $16          $20
=====================================================================================================================


---------------------------------------------------------------------------------------------------------------------
1995

First Quarter      $1,257.7     $144.9       $ 71.9        $ 44.0        $ .84       $36 3/4     $23 1/2      $27 1/2

Second Quarter      1,273.5      166.5         94.3          57.9         1.08        30 1/2      25           30 1/2

Third Quarter       1,128.6      120.7         32.9          20.0          .33        35 1/2      22 5/8       22 3/4

Fourth Quarter      1,121.7      111.5         38.0          24.9          .47        27 1/2      21 1/4       25 1/8
---------------------------------------------------------------------------------------------------------------------
Year               $4,781.5     $543.6       $237.1        $146.8        $2.69**     $36 3/4     $21 1/4      $25 1/8
=====================================================================================================================

 * Includes $26.3 million workforce reduction provision, $17.1 million after tax or $.35 per common share.

** Per share amounts for the quarters do not total to the amount reported for the year, as per share amounts are computed independently for each quarter and the year based on respective weighted average common shares outstanding.

     Eleven-Year Summary of Selected Financial Data and Operating Results
            Inland Steel Industries, Inc. and Subsidiary Companies

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    1996       1995       1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                      Dollars in Millions
Results                  Net sales                                                              $4,584.1   $4,781.5   $4,497.0
of Operations            Depreciation                                                              147.0      143.1      138.7
                         Interest expense                                                           77.1       71.9       71.4
                         Rent expense                                                               50.6       51.2       54.5
                         Continuing business segments
                           Income (loss) before income taxes                                       115.8      237.1      169.5
                           Income taxes                                                             43.8       90.3       62.1
                           Income (loss)                                                            69.0      146.8      107.4
                         Net income (loss)                                                          45.7      146.8      107.4
-------------------------------------------------------------------------------------------------------------------------------
                                                                      Shares in Thousands
Data Applicable          Average number of shares                                                 48,828     47,419     43,545
to Common Stock          Income (loss) per share
                           Continuing business segments                                         $   1.23   $   2.69   $   1.81
                           Net income (loss)                                                         .75       2.69       1.81
                         Dividends per share                                                         .20        .20          -
                         Stockholders' equity per share                                            15.27      14.72      11.06
                         Stockholders of record                                                   14,000     15,000     16,000
                         Shares traded (average daily volume)                                      189.1      228.2      206.3
-------------------------------------------------------------------------------------------------------------------------------
                                                                      Dollars in Millions
Changes in               Cash provided from (used for) operations                               $  181.3   $  330.2   $  265.5
Financial Position       Capital expenditures                                                      180.9      134.6      245.3
                         Investments in and advances to
                           joint ventures, net                                                     (18.2)     (16.4)     (13.7)
                         Acquisitions                                                                  -          -          -
                         Dividends declared on common stock                                          9.8        9.6          -
                         Dividends declared on preferred stock                                       9.1       17.6       27.9
                         Financing
                           Long-term debt (net of retirements)                                     (11.3)      78.6      (71.2)
                           Preferred stock                                                             -          -          -
                           Common stock                                                                -      100.0          -
                         Net change in liquidity                                                   (29.4)     160.3     (143.4)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      Dollars in Millions
Financial Position       Working capital                                                        $  691.0   $  618.1   $  516.7
at Year End              Property (net)                                                          1,637.0    1,600.4    1,610.3
                         Total assets                                                            3,541.6    3,558.3    3,353.4
                         Long-term debt                                                            773.2      784.5      705.9
                         Redeemable preferred stock                                                    -          -      185.0
                         Minority interest                                                          49.0          -          -
                         Temporary equity                                                           32.1       34.5       37.9
                         Stockholders' equity                                                      789.0      748.6      509.2
                         Unused credit facilities                                                    375        350        225
-------------------------------------------------------------------------------------------------------------------------------
Financial Ratios         Net income (loss) as a percent of sales                                     1.0%       3.1%       2.4%
                         Long-term debt to total capitalization                                     47.1%      50.0%      49.1%
                         Long-term debt and redeemable
                           preferred to total capitalization                                        47.1%      50.0%      62.0%
                         Return on stockholders' equity                                              5.8%      19.6%      21.1%
-------------------------------------------------------------------------------------------------------------------------------
                                                             Dollars and Tons in Millions
Production               Tons of raw steel produced                                                  5.5        5.4        5.3
and Employment           Tons of steel mill shipments                                                5.1        5.1        5.2
Statistics               Average number of employees                                              14,695     15,410     15,479
                         Total employment costs                                                 $  917.3   $  941.4   $  949.5
-------------------------------------------------------------------------------------------------------------------------------
                         Cr. = Credit



------------------------------------------------------------------------------------------
     1993          1992       1991       1990       1989       1988       1987       1986
------------------------------------------------------------------------------------------
    $3,888.2   $3,494.3   $3,404.5   $3,870.4   $4,146.7   $4,068.0   $3,453.2   $3,173.2
       131.8      129.6      118.2      119.7      131.2      134.8      123.4      124.0
        78.0       54.9       46.8       38.7       38.4       46.2       62.8       71.6
        73.7       75.5       81.8       85.5       79.9       72.3       68.9       55.2

       (73.6)    (258.6)    (381.1)     (36.7)     175.6      364.6       97.5       36.7
        36.0Cr.    99.2Cr.   106.0Cr.    16.1Cr.    55.9      115.8       14.2Cr.     1.9
       (37.6)    (159.4)    (275.1)     (20.6)     119.7      248.8      111.7       34.8
       (37.6)    (815.6)    (275.1)     (20.6)     119.7      262.1      145.0       19.3
------------------------------------------------------------------------------------------
      35,540     32,828     30,943     32,195     35,581     33,623     31,854     28,479

    $  (1.96)  $  (5.83)  $  (9.88)  $  (1.41)  $   3.15   $   6.99   $   3.09   $    .95
       (1.96)    (25.82)     (9.88)     (1.41)      3.15       7.39       4.14        .40
           -          -        .15       1.40       1.40        .75          -          -
        7.79       6.01      31.10      41.27      43.00      42.50      36.15      32.85
      16,000     18,000     18,000     19,000     23,000     24,000     26,000     29,000
       134.2       97.3       89.3       95.7      199.5      170.0      178.9       78.6
------------------------------------------------------------------------------------------
    $  112.0   $  (21.4)  $   25.0   $  189.1   $  240.2   $  531.8   $  169.1   $  129.1
       105.6       64.4      140.2      268.1      197.2      136.5      128.0      124.8

         1.9        6.3       24.9       49.8       15.5       73.6       10.5        9.0
           -          -          -          -       28.2       50.2          -       96.4
           -          -        4.6       45.3       50.1       25.2          -          -
        32.0       32.1       31.1       27.1        6.9       13.8       13.9        7.8

       (96.6)     108.9       73.1      114.0      (17.8)     (43.2)    (160.9)    (122.5)
           -          -       72.8          -      185.0          -       96.6          -
       178.7       97.9          -          -          -          -       83.7       85.2
       112.8       90.6      (11.2)    (179.1)     (67.9)     124.2       71.7      157.2
------------------------------------------------------------------------------------------
    $  496.4   $  441.0   $  322.8   $  395.9   $  703.0   $  719.8   $  625.0   $  428.0
     1,507.7    1,548.8    1,635.0    1,708.3    1,569.8    1,493.9    1,488.1    1,552.4
     3,435.8    3,146.5    2,697.8    2,934.8    3,008.5    2,925.0    2,651.4    2,526.6
       777.1      873.7      764.8      691.7      577.7      595.5      638.7      799.6
       185.0      185.0      185.0      185.0      185.0          -          -          -
           -          -          -          -          -          -          -          -
        40.8       49.9       53.0       54.9      181.3          -          -          -
       397.6      271.4    1,009.4    1,234.0    1,313.8    1,559.4    1,391.5    1,067.7
         225        225        225        325        325        225        225        150
------------------------------------------------------------------------------------------
        (1.0)%    (23.3)%     (8.1)%      (.5)%      2.9%       6.4%       4.2%        .6%
        55.5%      63.3%      38.0%      31.9%      25.6%      27.6%      31.5%      42.8%

        68.7%      76.7%      47.2%      40.5%      33.8%      27.6%      31.5%      42.8%
        loss       loss       loss       loss        9.1%      16.8%      10.4%       1.8%
------------------------------------------------------------------------------------------
         5.0        4.7        4.7        5.3        5.6        6.1        5.5        5.7
         4.8        4.3        4.2        4.7        4.9        5.0        4.9        4.9
      16,152     17,181     18,600     20,154     20,715     20,639     20,740     22,668
    $  924.9   $  940.7   $  907.4   $  979.0   $  964.3   $  945.8   $  878.4   $  918.6
------------------------------------------------------------------------------------------

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

Internal accounting control is maintained through:
   . The on-going activities of corporate staff, line officers and accounting management to monitor the adequacy of internal accounting control systems throughout the Company
   . The selection and proper training of qualified personnel
   . The appropriate separation of duties in organizational arrangements
   . The establishment and communication of accounting and business policies together with detailed procedures for their implementation
   . The use of an intensive ongoing program of internal auditing
   . The use of a detailed budgeting system to assure that expenditures are properly approved and charged.

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

--------------------------------------------------------------------------------

                       Report of Independent Accountants

[LOGO OF PRICE WATERHOUSE LLP]

To the Board of Directors and Stockholders of Inland Steel Industries, Inc.

In our opinion, the consolidated financial statements on pages 31 through 47 present fairly, in all material respects, the financial position of Inland Steel Industries, Inc. and Subsidiary Companies at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        [SIG CUT Price Waterhouse LLP]

Chicago, Illinois
February 19, 1997

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

Benefits for Retired Employees Pension benefits are provided by the Company to substantially all employees under trusteed non-contributory plans. Life insurance and certain medical benefits are provided for substantially all retired employees.
   The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. The cost of these benefits for retirees is being accrued during their term of employment. Pensions are funded in accordance with ERISA requirements in trusts established under the plan. Costs for retired employee medical benefits are funded when claims are submitted.

Cash Equivalents Cash equivalents reflected in the Statement of Cash Flows are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio.

Stock-Based Compensation Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded annually based on the quoted market price of the Company's stock at the end of the period.

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

         Consolidated Statements of Operations and Reinvested Earnings
             Inland Steel Industries, Inc. and Subsidiary Companies

----------------------------------------------------------------------------------------------------------------------------------
                              Dollars in Millions (except
                              per share data)                              Years Ended December 31    1996       1995       1994
----------------------------------------------------------------------------------------------------------------------------------
Consolidated                  Net sales                                                             $4,584.1   $4,781.5   $4,497.0
Statement of                  ----------------------------------------------------------------------------------------------------
Operations                    Operating costs and expenses:
                                Cost of goods sold (excluding depreciation)                          3,979.1    4,043.2    3,853.1
                                Selling, general and administrative expenses                           208.3      204.1      197.6
                                Depreciation                                                           146.5      142.6      138.1
                                State, local and miscellaneous taxes                                    58.2       63.1       58.8
                                Workforce reduction provision (Note 11)                                 26.3          -          -
                              ----------------------------------------------------------------------------------------------------
                                  Total                                                              4,418.4    4,453.0    4,247.6
                              ----------------------------------------------------------------------------------------------------
                              Operating profit                                                         165.7      328.5      249.4
                              ----------------------------------------------------------------------------------------------------
                              Other expense:
                                General corporate expense, net of income items                           4.2       19.5        8.5
                                Interest and other expense on debt                                      77.1       71.9       71.4
                                Gain from issuance of subsidiary stock (Note 1)                        (31.4)         -          -
                              ----------------------------------------------------------------------------------------------------
                              Income before income taxes, minority interest and extraordinary loss     115.8      237.1      169.5
                              ----------------------------------------------------------------------------------------------------
                              Provision for income taxes (Note 13):
                                Current taxes                                                            2.7       11.1        9.2
                                Deferred taxes                                                          41.1       79.2       52.9
                              ----------------------------------------------------------------------------------------------------
                                  Total                                                                 43.8       90.3       62.1
                              ----------------------------------------------------------------------------------------------------
                              Income before minority interest and extraordinary loss                    72.0      146.8      107.4
                              Minority interest in Ryerson Tull, Inc. (Note 1)                           3.0          -          -
                              ----------------------------------------------------------------------------------------------------
                              Income before extraordinary loss                                          69.0      146.8      107.4
                              Extraordinary loss on early retirement of debt (Note 4)                  (23.3)         -          -
                              ----------------------------------------------------------------------------------------------------
                              Net income                                                                45.7      146.8      107.4
                              Dividend requirements for preferred stock (net of tax benefits
                               related to leveraged ESOP shares)                                         9.1       19.0       28.4
                              ----------------------------------------------------------------------------------------------------
                              Net income applicable to common stock                                 $   36.6   $  127.8   $   79.0
                              ====================================================================================================
                              Per share of common stock
                                Primary:
                                  Before extraordinary loss                                         $   1.23   $   2.69   $   1.81
                                  Extraordinary loss on early retirement of debt                        (.48)         -          -
                              ----------------------------------------------------------------------------------------------------
                                  Net income                                                        $    .75   $   2.69   $   1.81
                              ====================================================================================================
                                Fully Diluted:
                                  Before extraordinary loss                                         $   1.17   $   2.55   $   1.70
                                  Extraordinary loss on early retirement of debt                        (.45)         -          -
                              ----------------------------------------------------------------------------------------------------
                                  Net income                                                        $    .72   $   2.55   $   1.70
                              ====================================================================================================


----------------------------------------------------------------------------------------------------------------------------------

Consolidated                  Accumulated deficit at beginning of year                              $ (172.8)  $ (292.4)  $ (371.9)
Statement                     Net income for the year                                                   45.7      146.8      107.4
of Reinvested                 Dividends declared:
Earnings                        Common ($.20 per share in 1996 and 1995)                                (9.8)      (9.6)         -
                                Preferred (Notes 5 and 7)                                               (9.1)     (17.6)     (27.9)
                              ----------------------------------------------------------------------------------------------------
                                Accumulated deficit at end of year                                  $ (146.0)  $ (172.8)  $ (292.4)
==================================================================================================================================

        See Notes to Consolidated Financial Statements on pages 36-47.

                      Consolidated Statement of Cash Flows
             Inland Steel Industries, Inc. and Subsidiary Companies

                                                                          Increase (Decrease) in Cash
Dollars in Millions                                                           Years Ended December 31  1996      1995      1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities                     Net income                                                    $  45.7   $ 146.8   $ 107.4
                                         ------------------------------------------------------------------------------------------
                                         Adjustments to reconcile net income to net cash provided
                                         from operating activities:
                                            Depreciation                                                 147.0     143.1     138.7
                                            Deferred income taxes                                         27.5      79.2      52.9
                                            Deferred employee benefit cost                                24.2     (23.5)     52.2
                                            Stock issued for coverage of employee benefit plans           22.6      23.9      35.0
                                            Gain from issuance of subsidiary stock                       (31.4)        -         -
                                            Workforce reduction provision                                 26.3         -         -
                                            Change in: Receivables                                        23.8      15.1     (76.3)
                                                       Inventories                                       (33.6)    (31.5)    (52.6)
                                                       Accounts payable                                    7.0     (34.8)     52.0
                                                       Accrued salaries and wages                        (11.4)      (.4)     12.1
                                                       Other accrued liabilities                         (18.9)     29.6     (20.8)
                                            Other items                                                  (47.5)    (17.3)    (35.1)
                                         ------------------------------------------------------------------------------------------
                                               Net adjustments                                           135.6     183.4     158.1
                                         ------------------------------------------------------------------------------------------
                                               Net cash provided from operating activities               181.3     330.2     265.5
-----------------------------------------------------------------------------------------------------------------------------------
Investing Activities                     Capital expenditures                                           (180.9)   (134.6)   (182.0)
                                         Investments in and advances to joint ventures, net               18.2      16.4      13.7
                                         Proceeds from sales of assets                                     5.9       3.6       8.4
                                         ------------------------------------------------------------------------------------------
                                               Net cash used for investing activities                   (156.8)   (114.6)   (159.9)
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities                     Issuance of subsidiary stock                                     77.1         -         -
                                         Long-term debt issued                                           284.9      16.8      19.7
                                         Long-term debt retired                                         (391.2)    (36.5)   (232.5)
                                         Dividends paid                                                  (21.0)    (31.6)    (32.2)
                                         Acquisition of treasury stock                                    (3.7)     (4.0)     (4.0)
                                         ------------------------------------------------------------------------------------------
                                               Net cash used for financing activities                    (53.9)    (55.3)   (249.0)
                                         ------------------------------------------------------------------------------------------
                                         Net increase (decrease) in cash and cash equivalents            (29.4)    160.3    (143.4)
                                         Cash and cash equivalents--beginning of year                    267.4     107.1     250.5
                                         ------------------------------------------------------------------------------------------
                                         Cash and cash equivalents--end of year                        $ 238.0   $ 267.4   $ 107.1
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
Supplemental                             Cash paid during the year for:
Disclosures                                 Interest (net of amount capitalized)                       $  67.0   $  65.4   $  73.5
                                            Income taxes, net                                              8.6       9.4       8.3
                                         Non-cash activities:
                                            Reduction of deferred employee benefits resulting from
                                               contribution of common stock to the Company's Pension         -     100.0         -
                                            Trust Series F Preferred Stock exchanged for Subordinated
                                               Voting Note                                                   -     185.0         -
                                            Long-term debt acquired in purchase of assets                    -         -      63.3
-----------------------------------------------------------------------------------------------------------------------------------

                                         See Notes to Consolidated Financial Statements on pages 36-47.

                           Consolidated Balance Sheet
             Inland Steel Industries, Inc. and Subsidiary Companies

Dollars in Millions                               At December 31         1996            1995
---------------------------------------------------------------------------------------------
Assets             Current assets:
                     Cash and cash equivalents                       $  238.0        $  267.4
                     Receivables less provision for
                       allowances, claims and doubtful
                       accounts of $22.5 and $29.9,
                       respectively                                     464.7           488.5
                     Inventories (Note 2)                               494.6           461.0
                     Deferred income taxes (Note 13)                     30.5            45.4
                   --------------------------------------------------------------------------
                     Total current assets                             1,227.8         1,262.3
                   Investments and advances
                     (see details page 35)                              252.1           241.0
                   Property, plant and equipment,
                     at cost, less accumulated depreciation
                     (see details page 35)                            1,637.0         1,600.4
                   Deferred income taxes (Note 13)                      287.5           295.0
                   Intangible pension asset (Note 12)                    76.3           102.6
                   Excess of cost over net assets acquired               22.3            23.6
                   Deferred charges and other assets                     38.6            33.4
                   --------------------------------------------------------------------------
                     Total assets                                    $3,541.6        $3,558.3
                   ==========================================================================
---------------------------------------------------------------------------------------------
Liabilities        Current liabilities:
                     Accounts payable                                $  321.4        $  314.4
                     Accrued liabilities:
                       Salaries, wages and commissions                   76.0            87.4
                       Taxes                                             78.3            85.1
                       Interest on debt                                  17.9            10.8
                       Terminated facilities costs and
                         other (Note 11)                                 23.6            40.0
                     Long-term debt due within one year (Note 4)         19.6           106.5
                   --------------------------------------------------------------------------
                     Total current liabilities                          536.8           644.2
                   Long-term debt (see details page 35
                     and Note 4)                                        773.2           784.5
                   Allowance for terminated facilities costs
                     and other (Note 11)                                 48.8            54.2
                   Deferred employee benefits (Note 12)               1,301.6         1,280.3
                   Deferred income                                       11.1            12.0
                   --------------------------------------------------------------------------
                     Total liabilities                                2,671.5         2,775.2
---------------------------------------------------------------------------------------------
                   Minority interest in Ryerson Tull, Inc.               49.0               -
                   Common store repurchase commitment (Note 5)           32.1            34.5
---------------------------------------------------------------------------------------------
Stockholders'      Preferred stock, $1.00 par value,
Equity               15,000,000 shares authorized for all
                     series, aggregate liquidation value of
                     $153.9 in 1996 and $155.7 in 1995
                     (Notes 6 and 7)                                      3.2             3.2
                   Common stock, $1.00 par value;
                     authorized--100,000,000 shares;
                     issued--50,556,350 shares
                     (Notes 7 through 9)                                 50.6            50.6
                   Capital in excess of par value (Note 7)            1,040.2         1,045.7
                   Accumulated deficit                                 (146.0)         (172.8)
                   Unearned compensation--ESOP (Note 6)                 (79.4)          (89.9)
                   Common stock repurchase commitment (Note 5)          (32.1)          (34.5)
                   Treasury stock at cost--Common stock of
                     1,647,954 shares in 1996 and 1,814,516
                     shares in 1995                                     (44.2)          (51.1)
                   Cumulative translation adjustment                     (3.3)           (2.6)
                   --------------------------------------------------------------------------
                     Total stockholders' equity                         789.0           748.6
                   --------------------------------------------------------------------------
                     Total liabilities, minority interest,
                       temporary equity, and stockholders'
                           equity                                    $3,541.6        $3,558.3
=============================================================================================

                   See Notes to Consolidated Financial Statements on pages 36-47.

                 Schedules to Consolidated Financial Statements
             Inland Steel Industries, Inc. and Subsidiary Companies

-------------------------------------------------------------------------------------------------------------------
                       Dollars in Millions                                At December 31          1996         1995
-------------------------------------------------------------------------------------------------------------------
Investments            Steel processing joint ventures                                        $  153.3     $  152.2
and Advances           Raw material joint ventures                                                52.2         48.4
                       Common stock of Nippon Steel Corporation held for investment,
                         net of valuation allowances of $4.8 and $4.0, respectively                9.8         10.6
                       Other investments and advances                                             36.8         29.8
                       --------------------------------------------------------------------------------------------
                         Total                                                                $  252.1     $  241.0
                       ============================================================================================
-------------------------------------------------------------------------------------------------------------------
Property, Plant        Land, land improvements and mineral properties                         $  156.2     $  155.7
and Equipment          Buildings, machinery and equipment                                      4,197.9      4,033.5
                       Transportation equipment                                                  145.0        137.8
                       Property under capital leases--primarily machinery and equipment           37.0         37.0
                       --------------------------------------------------------------------------------------------
                         Total                                                                 4,536.1      4,364.0
                       Less--
                       Accumulated depreciation                                                2,763.0      2,629.3
                       Accumulated depreciation--capital leases                                   35.4         33.6
                       Allowance for retirements and terminated facilities (Note 11)             100.7        100.7
                       --------------------------------------------------------------------------------------------
                         Net                                                                  $1,637.0     $1,600.4
                       ============================================================================================
-------------------------------------------------------------------------------------------------------------------
Long-Term Debt         Inland Steel Industries, Inc.
                         Guaranteed ESOP notes, 8.43% and 8.80%,
                           due through July 2, 2004                                           $   96.5     $  106.2
                         Notes, 12 3/4% due December 15, 2002                                      5.6        150.0
                         Subordinated Voting Note, 10.23% due December 17, 1999                  100.0        100.0
                       --------------------------------------------------------------------------------------------
                         Total Inland Steel Industries, Inc.                                     202.1        356.2

                       Inland Steel Company
                         First Mortgage Bonds:
                           Series R, 7.9% due January 15, 2007                                    72.0         72.5
                           Series T, 12% due December 1, 1998                                     26.3        125.0
                           Pollution Control Series 1977, 5 3/4% due February 1, 2007             26.5         26.5
                           Pollution Control Series 1978, 6 1/2% due May 15, 2008                 52.0         52.0
                           Pollution Control Series 1993, 6.8% due June 1, 2013                   40.0         40.0
                           Pollution Control Series 1995, 6.85% due December 1, 2012              17.0         17.0
                       --------------------------------------------------------------------------------------------
                         Total First Mortgage Bonds                                              233.8        333.0
                         Obligations for Industrial Development Revenue Bonds:
                           Pollution Control Project No. 3, 6 1/4% due April 1, 1999               6.0          8.0
                           Pollution Control Project No. 9, 10% due November 1, 2011                --         38.0
                           Pollution Control Project No. 11, 7 1/8% due June 1, 2007              20.0         20.0
                           Pollution Control Project No. 13, 7 1/4% due November 1, 2011          38.0           --
                           Pollution Control Project No. 14, 6.7% due November 1, 2012             5.1           --
                         Obligations under capital leases including Pollution Control
                           Projects No. 1 and No. 2--primarily at rates ranging from
                           5.9% to 12.6%, due through August 1, 1998                               5.0         10.4
                       --------------------------------------------------------------------------------------------
                         Total Inland Steel Company                                              307.9        409.4

                       Ryerson Tull, Inc.
                         Notes, 8 1/2% due July 15, 2001                                         150.0           --
                         Notes, 9 1/8% due July 15, 2006                                         100.0           --

                       Joseph T. Ryerson & Son, Inc.
                         Obligation for Industrial Revenue Bond with floating rate,
                           set weekly based on 13-week Treasury bills, due November 1, 2007        7.0          7.0
                         Other long-term debt, 10 1/4% due through November 30, 1997                --          1.4

                       J. M. Tull Metals Company, Inc.
                         Obligations for Industrial Revenue Bonds and other long-term debt with variable rates and fixed rates to 9 7/8%, due
                           through August 17, 1998                                                 6.2          6.9
                         Senior Notes, 9.43% due through July 29, 1997                              --          3.6
                       --------------------------------------------------------------------------------------------
                         Total long-term debt                                                 $  773.2     $  784.5
===================================================================================================================
                       See Notes to Consolidated Financial Statements on pages 36-47.

                   Notes to Consolidated Financial Statements


Note 1: Recapitalization

In the 1996 second quarter, the Company undertook a recapitalization that involved the Company and both its Inland Steel Company and Ryerson Tull, Inc. ("RT") subsidiaries. As part of the restructuring, RT, formerly Inland Materials Distribution Group, Inc. ("IMDG"), exchanged existing shares of IMDG common stock, all of which were owned by the Company, for 34.0 million shares of new-issue RT Class B common stock, $1.00 par value per share. RT also sold 5.2 million shares of new-issue Class A common stock, $1.00 par value per share, in a public offering, the net proceeds of which approximated $77.1 million. The Company recognized a $31.4 million gain on the sale of the RT Class A common stock. At year-end 1996, the Company's ownership of RT approximated 87 percent.

   Prior to the issuance of the Class A common stock, RT declared and paid dividends of $445.9 million to the Company, of which $152.1 million was in cash and $293.8 million was in the form of a note payable. The Company used $63.2 million of the cash dividends to repay intercompany borrowing from RT and its subsidiaries. In July, RT sold $250 million of Notes, the net proceeds of which, along with a portion of RT's cash on hand, was used to pay the $293.8 million note balance due the Company.

Note 2: Inventories
Inventories were classified on December 31 as follows:


-------------------------------------------------------------------------------
Dollars in Millions                                          1996          1995
-------------------------------------------------------------------------------
In process and finished products:
  Steel Manufacturing Operations                           $106.5        $124.5
  Materials Distribution Operations                         311.9         261.5
-------------------------------------------------------------------------------
                                                            418.4         386.0
-------------------------------------------------------------------------------
Raw materials and supplies:
  Iron ore                                                   42.4          39.7
  Scrap and other raw materials                              16.7          18.4
  Supplies                                                   17.1          16.9
-------------------------------------------------------------------------------
                                                             76.2          75.0
-------------------------------------------------------------------------------
Total                                                      $494.6        $461.0
===============================================================================

   Replacement costs for the LIFO inventories exceeded LIFO values by approximately $406 million on both December 31, 1996 and 1995. The effect on cost of goods sold of LIFO liquidations in each of the three years ended December 31, 1996 was not material.

Note 3: Borrowing Arrangements

On December 31, 1996, the Company's subsidiaries had available unused credit facilities totaling $375 million. Each facility requires compliance with various financial covenants including minimum net worth and leverage ratios.

   In the 1996 second quarter, RT established a new four-year $250 million credit facility which extends to June 28, 2000. A previous $200 million Ryerson facility and a previous $25 million Tull facility were concurrently terminated.

   A special-purpose subsidiary of Inland Steel Company has a $125 million revolving credit facility, which extends to November 30, 2000. Inland Steel Company has agreed to sell substantially all of its receivables to this special-purpose subsidiary and these receivables are used to secure this facility.

   With the recapitalization that occurred in 1996, the ability of RT and its subsidiaries to transfer cash to the Company has been more tightly restricted. Covenants in the RT credit facility limited the amount of cash that RT could transfer to the Company in the form of dividends and advances to approximately $45 million at year-end 1996. This amount is subject to change based on the financial performance of RT. Additionally, there are certain other limitations on advances. As part of the recapitalization, the Company and RT entered into an agreement to maintain the existence of the Company and RT as separate corporate entities. Included in this agreement is a requirement that any transactions between the entities, including loans or advances from RT to the Company, must be on an arms-length basis.

Note 4: Long-Term Debt

Each series of First Mortgage Bonds issued by Inland Steel Company is limited to the principal amount outstanding, with the Pollution Control Series 1977 Bonds, the Pollution Control Series 1978 Bonds, and the Series R First Mortgage Bonds subject to a sinking fund. A substantial portion of the property, plant and equipment owned by Inland Steel Company at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a net book value of approximately $1.0 billion on December 31, 1996.

   As part of the restructuring undertaken by the Company in 1996, RT issued $150 million of 8-1/2 percent debt due July 15, 2001, and $100 million of 9-1/8 percent debt due July 15, 2006.

   During 1996, the Company and Inland Steel Company respectively tendered for the repurchase of all outstanding 12-3/4% Notes and Series T 12% First Mortgage Bonds. Of the $150 million principal amount of Notes outstanding and the $125 million principal amount of Series T Bonds outstanding, $144.2 million and $98.7 million, respectively, were tendered. Inland Steel Company also called $38 million of 10 percent Pollution Control Project No. 9 bonds for early redemption, which were refinanced at an interest rate of 7.25 percent. As a result of the tenders and early redemption, the Company recognized an extraordinary after-tax loss of $23.3 million, $36.9 million before income taxes.

   Both the First Mortgage Indenture under which the Series T Bonds were issued and the indenture under which the Industries

12 3/4% Notes were issued contained covenants limiting, among other things, the creation of additional indebtedness; the declaration and payment of dividends and distributions on the Company's capital stock; as well as mergers, consolidations, retirement of certain debt, and the sales or purchases of certain assets. In connection with the tender offers related to the above issuances, the Company received consents from a majority of the holders to amend the indentures to eliminate all material restrictions resulting from the previous covenants, thus increasing financial flexibility.

   During the third quarter of 1995, the Company exchanged its Series F Exchangeable Preferred Stock for a $185 million 10.23% Subordinated Voting Note. The Subordinated Voting Note is being liquidated in two stages, $85 million of which was repaid on December 18, 1996, with the remaining $100 million required to be redeemed on December 17, 1999, plus, in each instance, accrued and unpaid interest thereon. See Note 5 for additional information on the Subordinated Voting Note.

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

   The outstanding borrowing of the Company's ESOP is recorded as a liability of the Company because the Company has committed to make payments (dividends and supplemental contributions) to the ESOP Trust sufficient to service the ESOP debt. The ESOP notes are payable in semi-annual installments through July 2004 and are guaranteed by Joseph T. Ryerson & Son, Inc., a majority owned subsidiary of the Company. See Note 6 for additional information on the ESOP debt.

   Maturities of long-term debt and capitalized lease obligations due within five years are: $19.6 million in 1997, $57.4 million in 1998, $122.3 million in 1999, $20.3 million in 2000, and $171.4 million in 2001. See Note 16 regarding commitments and contingencies for other scheduled payments.

   Interest cost incurred by the Company totaled $79.6 million in 1996, $73.7 million in 1995, and $72.5 million in 1994. Included in these totals is capitalized interest of $2.5 million in 1996, $1.8 million in 1995, and $1.1 million in 1994.

Note 5: Subordinated Voting Note

In December 1989, the Company sold 185,000 shares of the Company's Series F Exchangeable Preferred Stock, $1.00 par value per share ("Series F Preferred Stock"), for $185 million to NS Finance III, Inc., an indirect wholly owned subsidiary of Nippon Steel Corporation ("NSC"). The preferred stock was exchanged in the third quarter of 1995 for the Company's 10.23% Subordinated Voting Note (see Note 4). The preferred stock entitled the holder to 30.604 votes per share and the Subordinated Voting Note entitles the holder to 30.604 votes per $1,000 of principal amount outstanding, which number may be adjusted from time to time upon the occurrence of certain events. The voting power was based on the equivalent number of common shares represented by a market value of $185 million at the time the preferred stock was issued. In the event of a change in control or certain other events, the holder may require the Company to redeem the Subordinated Voting Note at a 10 percent premium. In the event of an early redemption, the Company may be required to reimburse the holder for certain costs incurred as a result of such redemption.

   In connection with the sale of the Series F Preferred Stock, the Company agreed to repurchase $185 million of the Company's common stock, of which $153 million (amounting to 4.9 million shares) has been repurchased. As of December 31, 1996, the amount representing the remaining repurchase commitment of $32 million has been classified as temporary equity with a corresponding reduction of stockholders' equity. In December 1990, the Company suspended open-market stock purchases and agreed to maintain cash, certain securities, a surety bond or letter of credit, or some combination thereof, currently equal to $13 million to meet its obligation under the Series F Preferred Stock sale agreement.

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

NOTE 6: EMPLOYEE STOCK OWNERSHIP PLAN
-------------------------------------

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

     In 1996, the ESOP Trust received $10.6 million in dividends and $8.1 million in contributions from the Company to make required principal and interest payments. For 1995, the ESOP Trust received $10.6 million in dividends and $8.1 million in contributions from the Company to make such required payments. In 1994, the Company paid $10.6 million in dividends and provided $8.0 million in contributions.

     As principal and interest payments are made, ESOP shares are made available for allocation based on the proportion of current payments to the total of current plus future payments. As shares are allocated, the Company records compensation expense equal to the original stated value of the shares of Series E Preferred Stock allocated to the participants during the period. Compensation expense related to the ESOP recognized by the Company totaled $9.1 million in 1996, $8.9 million in 1995, and $8.8 million in 1994. ESOP shares remaining unallocated are reported as unearned compensation on the Company's consolidated balance sheet.

     Interest expense is recognized as it is incurred by the ESOP Trust. Interest expense incurred by the ESOP Trust totaled $9.3 million, $10.0 million, and $10.7 million in 1996, 1995 and 1994, respectively.


The ESOP shares as of December 31 were as follows:

                           1996         1995         1994
Allocated shares         1,447,642    1,268,126    1,034,800
Unreleased shares        1,633,148    1,850,475    2,067,753
Total ESOP shares        3,080,790    3,118,601    3,102,553

NOTE 7: CAPITAL STOCK
---------------------
On December 31, 1996, 8,494,768 shares of common stock remained reserved for issuance under the Company's various employee stock plans and upon conversion of shares of preferred stock.

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

     The indenture relating to the Industries 12 3/4% Notes which prohibited the Company from declaring or paying cash dividends on Company common stock under certain conditions, was amended in the 1996 second quarter to eliminate such restrictions. See Note 4 for additional information.

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

     Shares of Series E Preferred Stock, $1.00 par value per share, entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually, and to 1.25 votes per share. Shares of Series E Preferred Stock are convertible into the Company's common stock on a one-for-one basis. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes (see Note 6).

The following table details changes in capital accounts:

                               Common Stock      Treasury  Stock                    Preferred Stock                      Capital in
                              ------------------------------------------------------------------------------------------  Excess of
                                                                      Series A          Series E           Series G       Par Value
Shares in Thousands and                                             ----------------------------------------------------------------
 Dollars in Millions          Shares   Dollars  Shares    Dollars   Shares   Dollars  Shares    Dollars    Shares   Dollars  Dollars
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994    47,854    $47.9   (6,767)   $(236.5)      97       $.1   3,115       $3.1    1,500   $1.5  $1,106.4
Acquisition of treasury
 stock                             -        -     (106)      (4.0)       -         -       -          -        -      -         -
Issued under employee
 benefit plans                     -        -      879       39.9        -         -      27          -        -      -     (14.0)
Redemption of Series E
 Preferred Stock                   -        -        -          -        -         -     (39)         -        -      -      (1.9)
Conversion of Series G
 Preferred Stock               2,702      2.7        -          -        -         -       -          -   (1,500)  (1.5)     (2.2)
Redemption of Series A
 Preferred Stock                   -        -        2         .1       (2)        -       -          -        -      -         -
Other changes                      -        -      (14)       (.4)       -         -       -          -        -      -       (.3)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1994                         50,556     50.6   (6,006)    (200.9)      95        .1   3,103        3.1        -      -   1,088.0
Acquisition of treasury
 stock                             -        -     (138)      (4.0)       -         -       -          -        -      -         -
Issued under employee
 benefit plans                     -        -      415       15.6        -         -      44          -        -      -      (3.1)
Redemption of Series E
 Preferred Stock                   -        -        -          -        -         -     (28)         -        -      -      (1.3)
Conversion of Series A
 Preferred Stock                   -        -        1          -       (1)        -       -          -        -      -         -
Issuance of Common Stock to
 Pension Trust                     -        -    3,946      139.0        -         -       -          -        -      -     (39.0)
Other changes                      -        -      (33)       (.8)       -         -       -          -        -      -       1.1
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1995                         50,556     50.6   (1,815)     (51.1)     94         .1   3,119        3.1        -      -   1,045.7
Acquisition of treasury
 stock                             -        -     (164)      (3.7)      -          -       -          -        -      -         -
Issued under employee
 benefit plans                     -        -      401       12.5       -          -      67         .1        -      -      (1.6)
Redemption of Series E
 Preferred Stock                   -        -        -          -       -          -    (105)       (.1)       -      -      (5.0)
Other changes                      -        -      (70)      (1.9)      -          -       -          -        -      -       1.1
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1996                         50,556    $50.6   (1,648)   $ (44.2)     94        $.1   3,081       $3.1        -   $  -  $1,040.2
====================================================================================================================================


NOTE 8: STOCK OPTION PLANS
--------------------------
The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------
Dollars in Millions                   1996        1995
-------------------------------------------------------
Net income--as reported               $45.7      $146.8
Net income--pro forma                 $42.4      $145.9
Earnings per share--as reported       $ .75      $ 2.69
Earnings per share--pro forma         $ .68      $ 2.67
-------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: dividend yield of 1.08%; expected volatility of 31.82%; risk-free interest rate of 6.15%; and expected term of 5 years.
     In July 1996, after the initial public offering of RT common stock, the compensation committee of RT elected to allow the substitution of RT common stock options for Company common stock options. As the exercise price of substituted options exceeded the then current market price of RT stock and all other terms of the options remained unchanged, there was no material increase in value to the employees resulting from the substitution and no material increase in cost to RT. 1,041,949 RT stock options were substituted for 855,494 Company stock options. Options substituted retain their originally granted vesting schedules.
     Options granted under each of the plans vest in not less than one year. Options granted in 1995 vest over a two year period, one-half after one year and one-half after two years. Options granted in 1996 vest over a three year period with one-third becoming fully vested at the end of each year.

COMPANY PLAN
The Inland 1995 Incentive Stock Plan, approved by stockholders on May 24, 1995, provides for the issuance, pursuant to options and other awards, of 2.0 million shares of common stock to officers and other key employees. Options remain outstanding and exercisable under the Inland 1992, 1988 and 1984 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than

100 percent of the fair market value per share on the date of grant. During 1996, options were granted to 249 executives under the 1995 Plan and a total of 1,405,663 shares was available for future grants under that Plan as of December 31, 1996. The following summarizes the status of options under the plans for the periods indicated:

                                                           Weighted
                                        Option Exercise     Average
                            Number of    Price or Range    Exercise
                               Shares         Per Share       Price
-------------------------------------------------------------------
Options (granted and
 unexercised) at
 December 31, 1993          2,469,156     $15.31-$39.75      $28.97
  Granted                     463,800      30.88- 36.00       31.10
  Exercised                  (598,799)     15.31- 39.75       25.70
  Forfeited                   (12,600)     25.50- 39.75       32.95
  Expired                     (55,400)     15.31- 39.75       37.67
  Surrendered
   (SAR Exercise)             (22,150)     25.38- 33.75       31.61
-------------------------------------------------------------------
Options (granted and
 unexercised) at
 December 31, 1994
 (1,286,980 exercisable)    2,244,007      15.31- 39.75       30.03
  Granted                     469,600      23.19- 28.50       28.36
  Exercised                  (138,117)     15.31- 31.06       23.87
  Forfeited                  (104,600)     22.31- 39.75       31.17
  Expired                     (96,300)     21.38- 39.75       36.78
-------------------------------------------------------------------
Options (granted and
 unexercised) at
 December 31, 1995
 (1,615,826 exercisable)    2,374,590      15.31- 39.75       29.73
  Granted                   1,416,900      22.69- 24.69       24.57
  Exercised                    (1,800)     15.31- 26.13       20.12
  Forfeited                  (136,200)     21.38- 33.75       26.09
  Expired                     (94,050)     21.38- 39.75       33.34
  Substituted by RT          (855,494)     21.38- 39.75       27.76
-------------------------------------------------------------------
Options (granted and
 unexercised) at
 December 31, 1996
 (1,610,246 exercisable)    2,703,946      21.38- 39.75       27.72
-------------------------------------------------------------------

   Stock appreciation rights ("SARs") may also be granted with respect to shares subject to outstanding options. No SAR has been granted since 1990. SAR compensation expense recorded by the Company was not material for any of the three years.

   The 1995 Plan also provides, as did the 1992, 1988 and 1984 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 1996, restricted stock awards totaling 16,100 shares were granted to 11 executives and no performance awards were granted. Also during 1996, 82,200 shares of previously granted restricted stock awards vested while 28,300 shares of restricted stock were forfeited, 31,424 shares of restricted stock were substituted by RT restricted stock, and 4,941 shares (including dividend-equivalent shares) were issued to recipients of performance awards previously granted, while 28,079 shares (including dividend-equivalent shares) subject to performance awards were forfeited. During 1995, restricted stock awards totaling 28,524 shares were granted to 17 executives and one performance award totaling 2,000 shares was granted. Also during 1995, 16,105 shares of previously granted restricted stock awards vested while 18,405 shares of restricted stock were forfeited, and 16,841 shares (including dividend-equivalent shares) were issued to recipients of performance awards previously granted, while 19,532 shares (including dividend-equivalent shares) subject to performance awards were forfeited. During 1994, restricted stock awards totaling 106,100 shares were granted to 47 executives, and 14 performance awards totaling 73,500 shares were granted. Also during 1994, 11,433 shares of previously granted restricted stock awards vested, while no shares were forfeited.

   The Company also sponsors an employee stock purchase plan where employees have the opportunity to sign up twice a year to purchase stock at the end of each six month period at a price that is 90 percent of the fair market value price on the last day of the period. In each of 1996 and 1995, employees received stock with a total value that was approximately $120,000 greater than the price paid for the stock issued.

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:

                                   Options Outstanding                       Options Exercisable
                    -------------------------------------------------    ---------------------------
                                          Weighted-         Weighted-                      Weighted-
Range of            Number of     Average Remaining           Average    Number of           Average
Exercise Prices        Shares      Contractual Life    Exercise Price       Shares    Exercise Price
----------------------------------------------------------------------------------------------------
$31.06 to $33.69       19,410               1 year             $31.47       19,410            $31.47
 37.75 to  39.75      261,250               2 years             38.80      261,250             38.80
 21.38 to  33.75      245,477               4 years             28.49      245,477             28.49
 25.50                242,035               5 years             25.50      242,035             25.50
 26.13                329,374               6 years             26.13      329,374             26.13
 30.88                281,800               7 years             30.88      281,800             30.88
 28.50                316,600               8 years             28.50      185,900             28.50
 22.69 to  24.69    1,008,000               9 years             24.51       45,000             24.49
----------------------------------------------------------------------------------------------------

RT Plan

The Ryerson Tull 1996 Incentive Stock Plan provides for the issuance, pursuant to options and other awards, of 2.3 million shares of common stock to officers and other key employees. Under this plan, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. A total of 1,209,692 shares was available for future grants under that Plan as of December 31, 1996. The following summarizes the status of RT options under the plan for 1996:

-----------------------------------------------------------------------------
                                                                     Weighted
                                                  Option Exercise     Average
                                   Number of       Price or Range    Exercise
                                      Shares            Per Share       Price
-----------------------------------------------------------------------------
Substituted for
  Company options                  1,041,949       $17.55--$32.63      $22.79
Forfeited                             (8,768)       20.26-- 25.34       21.50
-----------------------------------------------------------------------------
Options (granted and
  unexercised)
  at December 31, 1996
  (511,359 exercisable)            1,033,181        17.55-- 32.63       22.80
-----------------------------------------------------------------------------

     The Plan provides that SARs may be granted with the same terms as the Company Plan. No SARs have been granted.

     The Plan provides for the granting of restricted stock and performance awards to officers and other key employees. During 1996, 31,424 shares of previously granted Company restricted stock were converted to 38,273 shares of RT stock.

     During 1996, restricted stock awards totaling 18,854 were granted to 10 executives and no performance awards were granted.

     RT employees participate in the Company employee stock purchase plan where employees have the opportunity to sign up twice a year to purchase stock at the end of each six month period at a price that is 90 percent of the fair market value price on the last day of the period. In each of 1996 and 1995, RT employees received Company stock with a total value that was approximately $30,000 greater than the price paid for the stock issued.


The following table summarizes information about RT fixed-price stock options outstanding at December 31, 1996:

---------------------------------------------------------------------------------------------------------------------------------
                                                   Options Outstanding                                   Options Exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted-            Weighted-                                  Weighted-
Range of                           Number of    Average Remaining              Average             Number of              Average
Exercise Prices                       Shares     Contractual Life       Exercise Price                Shares       Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$25.50                                 5,112              1 year               $ 25.50                 5,112               $25.50
 30.99 to 32.63                       67,404              2 years                32.07                67,404                32.07
 17.55 to 27.70                       67,184              4 years                25.20                67,184                25.20
 20.93                                58,462              5 years                20.93                58,462                20.93
 21.44                                90,334              6 years                21.44                90,334                21.44
 25.34 to 29.55                      150,167              7 years                26.03               150,167                26.03
 23.39                               145,411              8 years                23.39                72,696                23.39
 20.26                               449,107              9 years                20.26                     0                  N/A
---------------------------------------------------------------------------------------------------------------------------------

Note 9: Stockholder Rights Plan
-------------------------------

Pursuant to a stockholder rights plan, on November 25, 1987, the Board of Directors declared a dividend distribution, payable to stockholders of record on December 18, 1987, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The rights plan was amended by the Board on May 24, 1989. The Rights will expire December 18, 1997, and will become exercisable only if a person or group becomes the beneficial owner of 20 percent or more of the common stock (a "20 percent holder"), commences a tender or exchange offer which would result in the offeror beneficially owning 20 percent or more of the common stock, or is determined by the Board to beneficially own at least 10 percent of the common stock and either intends to cause the Company to take certain actions not in the best long-term interests of the Company and its stockholders or is reasonably likely, through such beneficial ownership, to cause a material adverse impact on the business or prospects of the Company and its stockholders (an "Adverse Person"). Each Right will entitle stockholders to buy one newly issued unit of one one-hundredth of a share of Series D Junior Participating

Preferred Stock at an exercise price of $90, subject to certain antidilution adjustments. The Company will generally be entitled to redeem the Rights at $.05 per Right at any time prior to 15 days after a public announcement of the existence of a 20 percent holder.

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

Note 10: Derivatives and Fair Value of Financial Instruments
------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Derivatives

The Company has only limited involvement with derivative financial instruments, none of which are used for trading purposes. Derivatives are used to hedge exposure to fluctuations in costs caused by the price volatility of certain metal commodities and natural gas supplies, and in foreign currency exchange rates related to firm commitments regarding a Canadian raw material joint venture. Gains and losses associated with these hedging transactions become part of the cost of the item being hedged. At no time during 1996, 1995 or 1994 were such hedging transactions material.

Cash and cash equivalents

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Long-term investment

In 1989, the Company and NSC, through a subsidiary, each purchased in the open market approximately $15 million of the other company's common stock. The estimated fair value of the NSC common stock at year-end 1996 and 1995, based on the quoted market price and exchange rate at each year end, was $7.2 million and $8.4 million, respectively, as compared with the carrying value of $9.8 million and $10.6 million included in the balance sheet at December 31, 1996 and 1995, respectively.

Long-term debt

The estimated fair value of the Company's long-term debt and the current portions thereof (excluding the Subordinated Voting Note), using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded, was $720 million at December 31, 1996 and $753 million at December 31, 1995 as compared with the carrying value of $693 million and $706 million included in the balance sheet at year-end 1996 and 1995, respectively.

Subordinated voting note

The Company believes that it is not practical to estimate a fair market value different from this security's carrying value of $100 million as the security was sold to a joint venture partner and has numerous features unique to this security including, but not limited to, the right to appoint a director, the right of first refusal in change in control situations, a limitation on the acquisition of additional Company stock, and the agreement by the Company to buy back $185 million of the Company's common stock.

Note 11: Provisions for Restructuring
-------------------------------------

At year-end 1996, the Company recorded a charge of $26 million for provisions related to pensions, health care, and severance costs resulting from a salaried workforce reduction plan to affect approximately 450 people, a majority of whom were displaced in the first quarter of 1997.

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

     With the closure of the plate operation, the Company completed the workforce reduction program announced in 1991. A final computation of the employee benefit costs required for the 1991 program resulted in unused reserves due to differences between the actual makeup of the population leaving the Company under this program and the projections used in 1991. The Company, therefore, reversed $65 million of unused reserves from the balance sheet and recorded a corresponding credit to income in the third quarter of 1995.

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

     Inland Steel Company has taken initiatives to reduce its production costs by the shutdown of certain Indiana Harbor Works facilities and raw materials operations. Reserve balances related to provisions recorded for these shutdowns, which include long-term liabilities for mine reclamation costs and employee benefits, totaled $131.6 million, $135.9 million and $133.8 million at December 31, 1996, 1995 and 1994, respectively.

Note 12: Retirement Benefits
----------------------------

Pensions

The Company's non-contributory defined benefit pension plans cover substantially all Company employees, retirees and their beneficiaries. Benefits provided participants of the plans are based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees, including members of the United Steelworkers of America.

     While funding was not required under ERISA funding standards, the Company elected to fund its Pension Trust in the 1995 second quarter, its first funding since 1984, with 3.9 million shares of Company common stock with an aggregate value of $100 million.

     Effective April 30, 1996, that portion of the Company's pension plan covering RT's current and former employees was separated and became the Ryerson Tull Pension Plan. Due to this separation, the Company remeasured each subsidiary's benefit obligation using plan data and actuarial assumptions as of the date of separation. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to such plan.

     The assumptions used to determine the plans' funded status at September 30 were as follows:

-----------------------------------------------------------------------------
                                                         1996            1995
-----------------------------------------------------------------------------
Discount (settlement) rate                               8.0%           7.75%
Rate of compensation increase                            4.0%            4.0%
Rate of return on plan assets                            9.5%            9.5%
-----------------------------------------------------------------------------

The funded status of the Industries Pension Plan (excluding Ryerson Tull) and the Ryerson Tull Pension Plan, as of September 30, 1996 and the Industries consolidated Plan as of September 30, 1995 were as follows:

-----------------------------------------------------------------------------
                                                  September 30
-----------------------------------------------------------------------------
Dollars in Millions                            1996                  1995
-----------------------------------------------------------------------------
                                      Industries   Ryerson Tull  Consolidated
-----------------------------------------------------------------------------
Fair value of plan assets
  Equities                                $1,081           $157        $1,151
  Bonds                                      501             73            17
  Real estate                                112             16           122
  Cash equivalents and
    accrued interest                          35              5           629
-----------------------------------------------------------------------------
                                           1,729            251         1,919
-----------------------------------------------------------------------------
Actuarial present value of
  benefits for service rendered
  to date:
    Accumulated Benefit
      Obligation based on
      compensation to date,
      including vested benefits
      of $1,620 for Industries
      and $211 for Ryerson
      Tull in 1996, and $1,822
      for 1995                             1,746            225         1,956
    Additional benefits based
      on estimated future
      compensation levels                    105             27            90
-----------------------------------------------------------------------------
  Projected Benefit Obligation             1,851            252         2,046
-----------------------------------------------------------------------------
Plan asset shortfall to Projected
  Benefit Obligation                      $ (122)          $ (1)       $ (127)
=============================================================================

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

   The accrued pension cost reflected in the balance sheet can be reconciled to the shortfall of plan assets as shown below:

--------------------------------------------------------------------------------
                                                   September 30
--------------------------------------------------------------------------------
Dollars in Millions                        1996                       1995
--------------------------------------------------------------------------------
                                   Industries      Ryerson Tull     Consolidated
--------------------------------------------------------------------------------
Plan asset shortfall to Projected
  Benefit Obligation                    $(122)              $(1)          $(127)
Unrecognized transition asset             (67)               (8)            (98)
Unrecognized net loss                     131                 3             172
Unrecognized prior service cost           117                 8             120
Adjustment required to recognize
  additional minimum liability            (76)               --            (103)
--------------------------------------------------------------------------------
Prepaid (accrued) pension  cost           (17)                2             (36)
Expense, October through
  December                                 --                (1)             (2)
Workforce reduction  provision            (19)               --              --
--------------------------------------------------------------------------------
Prepaid (accrued) pension  cost
  at December 31                        $ (36)              $ 1           $ (38)
================================================================================

   The additional minimum pension liability in 1996 and 1995 represented the excess of the unfunded Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed.

   The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $23.1 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.

   Pension cost for 1996, 1995 and 1994 is composed of the components set forth in the table below:

------------------------------------------------------------
Dollars in Millions                    1996    1995    1994
------------------------------------------------------------
Service cost--present value of
  benefits earned during year         $  29   $  28   $  34
Interest on service cost and
  Projected Benefit Obligation          155     153     147
Actual return on plan assets           (213)   (290)     (9)
Net amortization and deferral            35     117    (144)
------------------------------------------------------------
Total pension cost                    $   6   $   8   $  28
============================================================

BENEFITS OTHER THAN PENSIONS

Substantially all of the Company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The Company does not prefund any of these postretirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to Inland Steel Company United Steelworkers of America retirees. Funding of the Trust is made as claims are submitted for payment.

   The amount of net periodic postretirement benefit cost for 1996, 1995 and 1994 is composed of the following:

------------------------------------------------------------
Dollars in  Millions                   1996    1995    1994
------------------------------------------------------------
Service cost                          $  13    $ 12   $ 15
Interest cost                            74      74     72
Net amortization and deferral           (14)    (21)    (8)
------------------------------------------------------------
Total net periodic
 postretirement benefit cost          $  73    $ 65   $ 79
============================================================


   The following table sets forth components of the accumulated postretirement benefit obligation:
--------------------------------------------------------------------------------
                                                         September 30
                                              ----------------------------------
Dollars in Millions                                      1996     1995
--------------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation attributable to:
  Retirees                                             $  542   $  532
  Fully eligible plan participants                         88      172
  Other active plan participants                          273      259
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation                 903      963
  Unrecognized net gain                                   277      198
  Unrecognized prior service credit                        60       66
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation               1,240    1,227
Expense, net of benefits provided, October
 through December                                           8        2
Workforce reduction provision                               4       --
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation
 at December 31                                        $1,252   $1,229
================================================================================

   Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation is amortized over the remaining service period of active plan participants.

   The assumptions used to determine the plan's accumulated postretirement benefit obligation are as follows:

-----------------------------------------------------------
                                             September 30
                                            ---------------
                                            1996       1995
-----------------------------------------------------------
Discount rate                               8.0%      7.75%
Rate of compensation increase               4.0%       4.0%
Medical cost trend rate                     4.5%       4.5%
Year ultimate rate reached                  1996       1996
-----------------------------------------------------------

   A one percentage point increase in the assumed health care cost trend rates for each future year increases annual net periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of September 30, 1996 by $20 million and $116 million, respectively.

Note 13: Income Taxes
---------------------

The elements of the provisions for income taxes for each of the three years indicated below were as follows:


Dollars in Millions
Years Ended December 31            1996         1995     1994
-------------------------------------------------------------
Current income taxes:
 Federal                          $ 2.3 Cr.    $ 4.8    $ 4.9
 State and foreign                  5.0          6.3      4.3
-------------------------------------------------------------
                                    2.7         11.1      9.2
Deferred income taxes              41.1         79.2     52.9
-------------------------------------------------------------
 Total tax expense or benefit     $43.8        $90.3    $62.1
=============================================================
Cr.=Credit


The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                    December 31
                                                 ------------------
Dollars in Millions                               1996          1995
--------------------------------------------------------------------
Deferred tax assets (excluding postretirement
 benefits other than pensions):
  Net operating loss and tax credit
    carryforwards                                $ 314         $ 310
  Restructuring and termination reserves            28            28
  Other deductible temporary differences           105            92
  Less valuation allowances                         (3)           (2)
--------------------------------------------------------------------
                                                   444           428
--------------------------------------------------------------------
Deferred tax liabilities:
 Fixed asset basis difference                      482           478
 Other taxable temporary differences                86            50
--------------------------------------------------------------------
                                                   568           528
--------------------------------------------------------------------
Net deferred liability (excluding post-
 retirement benefits other than pensions)         (124)         (100)
FASB Statement No. 106 impact (post-
 retirement benefits other than pensions)          442           440
--------------------------------------------------------------------
Net deferred asset                               $ 318         $ 340
====================================================================

   For tax purposes, the Company had available, at December 31, 1996, net operating loss ("NOL") carryforwards for regular federal income tax purposes of approximately $812 million which will expire as follows: $66 million in the year 2005, $313 million in the year 2006, $286 million in the year 2007, $132 million in the year 2008, $9 million in the year 2009, and $6 million in the year 2011. The Company also had investment tax credit and other general business credit carryforwards for tax purposes of approximately $9 million, which expire during the years 1997 through 2006. A valuation allowance has been established for those tax credits which are not expected to be realized. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $21 million, which may be used indefinite ly to reduce regular federal income taxes.

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

   Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992. At December 31, 1996, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $442 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

   The Company operates in a highly cyclical industry and consequently has had a history of generating and then fully utilizing significant amounts of NOL carryforwards. During the years 1986 through 1989, the Company utilized approximately $600 million of NOL carryforwards and in 1995 utilized $137 million of NOL carryforwards.

   Total income taxes reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the federal corporate rate as follows:


Dollars in Millions
Years Ended December 31                 1996         1995         1994
--------------------------------------------------------------------------
Federal income tax expense
 computed at statutory
  tax rate of 35%                      $40.5        $83.0        $59.3
Additional taxes or credits from:
 State and local income taxes,
  net of federal income
   tax effect                            5.4          9.4          7.2
 Percentage depletion                    2.8 Cr.      2.9 Cr.      2.8 Cr.
 Adjustment of taxes of
  prior years                             --           --          2.0 Cr.
 All other, net                           .7           .8           .4
--------------------------------------------------------------------------
  Total income tax expense             $43.8        $90.3        $62.1
==========================================================================
Cr.=Credit


Note 14: I/N Tek and I/N Kote Joint Ventures
---------------------------------------------
I/N Tek, a general partnership formed for a joint venture between the Company and NSC, owns and operates a cold-rolling facility. I/N Tek is 60 percent owned by a wholly owned subsidiary of Inland Steel Company and 40 percent owned by an indirect wholly owned subsidiary of NSC. Inland Steel Company has exclusive rights to the productive capacity of the facility, except in certain limited circumstances, and, under a tolling arrangement with I/N Tek, has an obligation to use the facility for the production of cold rolled steel. Under the tolling arrangement, Inland Steel Company was charged $144.8 million, $147.5 million and $131.1 million in 1996, 1995 and 1994, respectively, for such tolling services.

   The Company and NSC also own and operate another joint venture which consists of a 400,000 ton electrogalvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50 percent by a wholly owned subsidiary of Inland Steel Company and 50 percent by an indirect wholly owned subsidiary of NSC. Inland Steel Company and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $416 million outstanding under its long-term financing agreement at December 31, 1996. I/N Kote is required to buy all of its cold rolled steel from Inland Steel Company, which is required to furnish such cold rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10 percent after operating and financing costs; this price is subject to an adjustment if Inland Steel Company's return on sales differs from I/N Kote's return on sales. Purchases of Inland Steel Company cold rolled steel by I/N Kote aggregated $314.9 million in 1996, $303.7 million in 1995 and $275.6 million in 1994. At year-end 1996 and 1995, I/N Kote owed the Company $18.4 million and $4.8 million, respectively, related to these purchases. Prices of cold rolled steel sold by Inland Steel Company to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. In 1996 and 1995, Inland Steel Company sold cold rolled steel to I/N Kote at prices that exceeded production costs but were less than the market prices for cold rolled steel products. I/N Kote also provides tolling services to Inland Steel Company for which it was charged $24.5 million in 1996, $32.6 million in 1995 and $36.0 million in 1994. Inland Steel Company sells all I/N Kote products that are distributed in North America.

Note 15: Investments in Unconsolidated Joint Ventures
------------------------------------------------------
The Company's investments in unconsolidated joint ventures accounted for by the equity method consist primarily of its 60 percent interest in I/N Tek, 50 percent interest in I/N Kote, 50 percent interest in PCI Associates, 50 percent interest in Ryerson de Mexico, 50 percent interest in I.M.F. Steel International Ltd., 40 percent interest in the Empire Iron Mining Partnership, 15 percent interest (13-3/4 percent interest in 1994) in Wabush Mines and 12-1/2 percent interest in Walbridge Electrogalvanizing Company. I/N Tek and I/N Kote are joint ventures with NSC (see Note 14). The Company does not exercise control over I/N Tek, as all significant management decisions of the joint venture require agreement by both of the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. PCI Associates is a joint venture which operates a pulverized coal injection facility at the Indiana Harbor Works. Ryerson de Mexico is a materials distribution joint venture operated in Mexico. The I.M.F. joint venture was formed to market Company products and services abroad. Empire and Wabush are iron ore mining and pelletizing ventures owned in various percentages primarily by U.S. and Canadian steel companies. Walbridge is a venture that coats cold rolled steel in which Inland has the right to 25 percent of the productive capacity. Following is a summary of combined financial information of the Company's unconsolidated joint ventures:

--------------------------------------------------------------------------------
Dollars in Millions                         1996      1995      1994
--------------------------------------------------------------------------------
Results of Operations for the
 years ended December 31:
  Gross revenue                           $1,355.5  $1,282.2  $1,121.0
  Costs and expenses                       1,277.2   1,203.2   1,092.9
--------------------------------------------------------------------------------
  Net income                              $   78.3  $   79.0  $   28.1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financial Position at
 December 31:
  Current assets                          $  306.3  $  313.6  $  316.2
  Total assets                             1,857.2   1,897.3   1,931.8
  Current liabilities                        249.3     282.2     282.1
  Total liabilities                        1,421.7   1,487.8   1,537.6
  Net assets                                 435.5     409.5     394.2
================================================================================

Note 16: Commitments and Contingencies
--------------------------------------
At year-end 1996, Inland Steel Company guaranteed $22.3 million of long-term debt attributable to a subsidiary's interest in PCI Associates.

   As part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, Inland Steel Company agreed, subject to certain exceptions, to purchase, at prices which approximate market, the full amount of its annual limestone needs or one million gross tons, whichever is greater, through 1996, and the annual limestone needs of the Indiana Harbor Works from 1997 through 2002.
   The Company and its subsidiaries have various operating leases for which future minimum lease payments are estimated to total $171.2 million through 2021, including approximately $38.3 million in 1997, $31.9 million in 1998, $27.1 million in 1999, $21.6 million in 2000, and $18.4 million in 2001.

     It is anticipated that the Company will make capital expenditures of $5 million to $10 million annually in each of the next five years for the construction, and have ongoing annual expenditures of $35 million to $45 million for the operation, of air and water pollution control facilities to comply with current federal, state and local laws and regulations. The Company is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, the Company does not expect environmental expenditures, excluding amounts that may be required in connection with the consent decree in the 1990 EPA lawsuit, to materially affect the Company's results of operations or financial position. Corrective actions relating to the EPA consent decree may require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. At December 31, 1996, the Company's reserves for environmental liabilities totaled $24 million, $19 million of which related to the sediment remediation under the 1993 EPA consent decree.

     The total amount of firm commitments of the Company and its subsidiaries to contractors and suppliers, primarily in connection with additions to property, plant and equipment, approximated $53 million at year-end 1996.

Note 17: Business Segments and Concentration of Credit Risk
-----------------------------------------------------------

The Company operates in two business segments, Steel Manufacturing and Materials Distribution.

     Steel Manufacturing operations include the manufacture of steel mill products and the mining and processing of iron ore. Steel Manufacturing produces and sells a wide range of steels, of which approximately 99 percent consists of carbon and high-strength low-alloy steel grades. Approximately 76 percent of this segment's sales were to customers in five mid-American states, and 94 percent were to customers in 20 mid-American states. Over half the sales are to the steel service center and transportation (including automotive) markets.

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

     Identifiable assets are those that are associated with each business segment. Corporate assets are principally investments in cash equivalents, except those at RT, the intangible pension asset in 1996 and 1995, and the assets of discontinued segments.

     Substantially all of the Company's operations are located in the United States, and foreign sales are not material. At year-end 1996, investments in foreign operations were not material.

Information About Business Segments


Dollars in Millions
Years Ended December 31                     1996           1995           1994
------------------------------------------------------------------------------
Net Sales
Steel Manufacturing
  Operations:
Sales to unaffiliated customers         $2,195.2       $2,337.4       $2,304.5
Intersegment sales                         202.1          175.9          183.4
------------------------------------------------------------------------------
                                         2,397.3        2,513.3        2,487.9
------------------------------------------------------------------------------
Materials Distribution
  Operations:
Sales to unaffiliated customers          2,382.7        2,437.8        2,186.6
Intersegment sales                          11.3           12.3           10.9
------------------------------------------------------------------------------
                                         2,394.0        2,450.1        2,197.5
------------------------------------------------------------------------------
Eliminations and adjustments              (207.2)        (181.9)        (188.4)
------------------------------------------------------------------------------
  Total net sales                       $4,584.1       $4,781.5       $4,497.0
------------------------------------------------------------------------------
Operating Profit
Steel Manufacturing
  Operations                            $   48.0       $  181.7       $  149.3
Materials Distribution
  Operations                               120.0          148.7           98.1
Eliminations and adjustments                (2.3)          (1.9)           2.0
------------------------------------------------------------------------------
  Total operating profit                $  165.7       $  328.5       $  249.4
------------------------------------------------------------------------------
Identifiable Assets
Steel Manufacturing
  Operations                            $2,280.4       $2,291.5       $2,352.8
Materials Distribution
  Operations                               929.1          821.2          819.0
------------------------------------------------------------------------------
                                         3,209.5        3,112.7        3,171.8
General corporate and other                332.1          445.6          181.6
------------------------------------------------------------------------------
  Total assets on December 31           $3,541.6       $3,558.3       $3,353.4
------------------------------------------------------------------------------
Depreciation
Steel Manufacturing
  Operations                            $  124.6       $  121.2       $  117.4
Materials Distribution
  Operations                                20.8           20.4           19.8
------------------------------------------------------------------------------
                                           145.4          141.6          137.2
General corporate and other                  1.6            1.5            1.5
------------------------------------------------------------------------------
  Total depreciation                    $  147.0       $  143.1       $  138.7
------------------------------------------------------------------------------
Capital Expenditures
Steel Manufacturing
  Operations                            $  155.8       $  113.9       $  223.6
Materials Distribution
  Operations                                24.1           19.3           20.4
------------------------------------------------------------------------------
                                           179.9          133.2          244.0
General corporate and other                  1.0            1.4            1.3
------------------------------------------------------------------------------
  Total capital expenditures            $  180.9       $  134.6       $  245.3
------------------------------------------------------------------------------