Form 10-K405, Exhibit 13
period 1998-12-31
RYERSON TULL INC /DE/
filed 1999-03-30
CIK 790528

                                                                      EXHIBIT 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA AND OPERATING RESULTS --CONTINUING OPERATIONS

Dollars in millions, except per share and per ton data      1998           1997            1996       1995       1994
------------------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS

Net sales                                                 $2,782.7       $2,804.0        $2,407.9   $2,464.0   $2,211.1
Gross profit                                                 625.8          626.0           564.2      580.5      523.0
Operating profit                                              96.0(1)       133.1(2)        110.7      134.7       93.7
Income before income taxes                                    83.0(1)       119.5(2)        128.5      125.8       80.4
Income from continuing operations                             47.7(1)        64.5(2)         78.1       77.7       53.5
Earnings per share-- basic                                    1.03(1)        1.13(2)         1.42       1.24       0.58
Earnings per share-- diluted                                  0.99(1)        1.08(2)         1.34       1.18       0.54

FINANCIAL POSITION AT YEAR-END

Inventory-- current value(3)                              $  571.6       $1,013.1        $  900.6   $  867.0   $  810.5
Working capital                                              572.0          660.2           691.0      618.1      516.7
Property, plant and equipment                                293.6        1,641.8         1,637.0    1,600.4    1,610.3
Total assets                                               1,343.9        3,646.5         3,541.6    3,558.3    3,353.4
Long-term debt                                               257.0          704.9           773.2      784.5      705.9
Stockholders' equity                                         563.6          900.1           789.0      748.6      509.2

Financial Ratios

Inventory turnover-- current value(3)                          3.8            4.0             4.2        4.6        4.2
Operating asset turnover                                       2.5            2.8             2.8        2.8        2.7
Operating profit on operating assets (OP/OA)                   8.6%          13.1%           13.0%      15.4%      11.3%
Return on ending stockholders' equity                          8.5            7.2             9.9       10.4       10.5

VOLUME AND PER TON DATA

Tons shipped (000)                                           3,108          3,020           2,514      2,347      2,327
Average selling price per ton                             $    895       $    928        $    958   $  1,050   $    950
Gross profit per ton                                           201            207             224        247        225
Expenses per ton(4)                                            172            169             180        190        185
Operating profit per ton(5)                                     29             38              44         57         40

PROFIT MARGINS

Gross profit as a percent of sales                            22.5%          22.3%           23.4%      23.6%      23.7%
Expenses as a percent of sales(4)                             19.0           17.6            18.8       18.1       19.5
Operating profit as a percent of sales(5)                      3.5            4.7             4.6        5.5        4.2

OTHER DATA

Average number of employees                                  5,266          5,442           5,038      5,245      5,313
Tons shipped per average employee                              590            555             499        447        438
Capital expenditures                                      $   40.1       $   41.3        $   25.1   $   20.7   $   21.7
Cash flow provided by (used for)
         operating activities                                (50.1)          59.2            55.1      130.2      108.6
Dividends per common share                                    0.20           0.20            0.20       0.20         --
Redeemable preferred stock                                      --             --              --         --      185.0

Data in the "Financial Position at Year-end" section for the years 1997 through 1994 include amounts related to discontinued operations.

(1) Includes a $5.9 million pretax gain on the sale of assets. Before this gain, operating profit was $90.1 million, income before taxes was $77.1 million, income from continuing operations was $44.0 million, and basic and diluted earnings per share were $0.94 and $0.90, respectively.

(2) Includes an $8.9 million pretax pension curtailment gain and an $8.9 million pretax gain on the sale of assets. Before these gains, operating profit was $115.3 million, income before taxes was $101.7 million, income from continuing operations was $55.0 million, and basic and diluted earnings per share were $0.94 and $0.90, respectively.

(3) Current value of inventory consists of book value of inventory plus LIFO reserve.

(4) Expenses are defined as operating expenses plus depreciation and amortization.

(5)  Operating profit is defined as gross profit minus expenses.

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION


Figures in millions, except per share data             1998         1997        1996
--------------------------------------------------------------    ---------------------
RESULTS OF OPERATIONS

Net sales from continuing operations                 $2,782.7     $2,804.0    $2,407.9
Operating profit from continuing operations              96.0        133.1       110.7
Income from continuing operations                        47.7         64.5        78.1
Income (loss) from discontinued operations               13.8         54.8       (17.9)
Gain on sale of discontinued operations                 510.8           --          --
Extraordinary loss on early retirement of debt          (21.4)          --       (14.5)
Net income                                              550.9        119.3        45.7
Income per common share
         from continuing operations -- diluted       $   0.99     $   1.08    $   1.34
Net income per common share -- diluted                  13.04         2.13        0.72
Average shares outstanding -- diluted                    41.7         51.9        51.8


The Company's operations changed substantially in 1998 as a result of the disposition of the Company's steel manufacturing segment. After that transaction, the Company's primary business became metals distribution and processing, conducted through its majority-owned subsidiary, Ryerson Tull, Inc. ("RT"). On February 25, 1999, RT became a wholly owned subsidiary of the Company by converting each share of RT Class A common stock into 0.61 share of Company common stock, and then the Company and RT merged. Upon consummation of the merger, the Company changed its name from Inland Steel Industries, Inc. to Ryerson Tull, Inc. All references to RT in this financial review refer to the pre-merger majority-owned subsidiary of the Company.

     On July 16, 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company ("ISC"), the Company's wholly owned subsidiary that constituted the steel manufacturing and related operations segment of the Company's consolidated operations, pursuant to an agreement and plan of merger dated May 27, 1998, as amended as of July 16, 1998, among the Company, ISC, Ispat and Inland Merger Sub, Inc. (an Ispat subsidiary). Pursuant to the merger, the Company received $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. The Company recorded a $510.8 million after-tax gain from this transaction. The results of operations of ISC as well as the gain from the disposition have been excluded from the results of continuing operations and reported separately on the statement of operations.

     The Company reported income from continuing operations of $47.7 million, or $0.99 per diluted share, in 1998, $64.5 million, or $1.08 per diluted share, in 1997, and $78.1 million, or $1.34 per diluted share, in 1996. The 1998 income from continuing operations included $3.7 million, or $0.09 per diluted share, related to the gain from the sale of Inland Engineered Materials Corporation, a subsidiary of the Company. The 1997 income from continuing operations included $9.5 million, or $0.18 per diluted share, related to gains from asset sales and a pension curtailment gain at RT, while the 1996 result included income of $19.5 million, or $0.38 per diluted share, from the issuance of RT common stock.

     Net sales from continuing operations were $2.8 billion in 1998 and 1997. In 1997, net sales increased 16 percent from 1996 sales of $2.4 billion, primarily due to acquisitions completed during 1997 by RT.

     The Company undertook a recapitalization program in 1996 which included an initial public offering of approximately 13 percent of its interest in RT. The issuance of RT Class A common stock to unaffiliated third parties resulted in the creation of a minority interest and the recognition of a $31.4 million pretax gain by the Company. Also included in the 1996 recapitalization program were a $250 million public issuance of debt at RT ("RT Notes") and the tender for the Company's 12 3/4% Notes and ISC's Series T 12% First Mortgage Bonds.
As a result of the early redemption of a majority of the Industries Notes and ISC Series T Bonds, as well as the early redemption of ISC's Pollution Control Project No. 9 Bonds associated with their refinancing, the Company recognized an extraordinary after-tax loss of $23.3 million in 1996, of which $14.5 million related to continuing operations.

               COMPARISON OF 1998 WITH 1997 -- CONTINUING OPERATIONS
  ------------------------------------------------------------------------------
  Net Sales    Net sales of $2.78 billion in 1998 declined 0.8 percent from
               $2.80 billion in 1997. The primary reason for the decrease in the Company's net sales was lower average selling prices. The effect of a 2.9 percent increase in tons shipped -- to 3.11 million tons from 3.02 million tons -- was more than offset by a 3.6 percent decrease in the average selling price per ton to $895 from $928.
               Demand also softened during the year due to weakness in the manufacturing sector of the U.S. economy. Market share for RT was
               10.1 percent in 1998 compared with 10.2 percent in 1997, based on data from the Steel Service Center Institute.

  ------------------------------------------------------------------------------
  Gross        Gross profit -- the difference between net sales and the cost of
  Profit       materials sold -- decreased slightly in 1998 to $625.8 million from $626.0 million in 1997. While gross profit as a percent of sales was relatively stable from year to year, the lower metal prices negatively impacted gross profits in 1998. On a per ton basis, gross profit declined to $201 in 1998 versus $207 in 1997.

  ------------------------------------------------------------------------------
  Expenses Expenses -- which consist of operating expenses and depreciation and amortization -- increased 4.9 percent in 1998 to $535.7 million from $510.7 million in 1997. The increase is primarily due to a 2.9 percent increase in shipments and an increase in depreciation and amortization expense. Expenses on a per ton basis increased to $172 in 1998 from $169 per ton in 1997. Average number of employees decreased 3.2 percent from 1997 to 1998, and tons shipped per employee, a key measure of productivity, increased from 555 tons to 590 tons.

  ------------------------------------------------------------------------------
  Operating    Operating profit of $96.0 million in 1998 decreased $37.1
  Profit       million, or 27.9 percent, from $133.1 million in 1997. Operating profit in 1998 benefitted from a $5.9 million gain on the sale of Inland Engineered Materials. In 1997, operating profit benefitted from $17.8 million in unusual gains. Excluding gains in both periods, operating income of $90.1 million in 1998 decreased 21.9 percent from $115.3 million in 1997, due to lower gross profit and higher expenses.

 ------------------------------------------------------------------------------
  Interest     Interest and other expense on debt decreased to $33.6 million for
  and Other    1998 from $40.3 million in the prior year. The decrease is
  Expense      primarily attributable to the early retirement of the Company's
  on Debt      10.23% subordinated voting note and ESOP notes during 1998.

  ------------------------------------------------------------------------------
  Provision    Income taxes decreased to $30.6 million in 1998 from $46.6
  for Income   million in 1997 due to the decrease in taxable income. The
  Taxes        effective tax rate in 1998 was 36.9 percent compared with 39.0 percent in the prior year.

COMPARISON OF 1997 WITH 1998 - CONTINUING OPERATIONS
--------------------------------------------------------------------------------
Net sales increased 16.5 percent in 1997 to $2.80 billion from $2.41 billion in 1996. Approximately three-fourths of the sales gain was attributable to the acquisitions of Thypin Steel, Cardinal Metals and Omni Metals in 1997. Shipments of 3.02 million tons in 1997 rose 20.1 percent from 2.51 million tons in 1996. Average selling price per ton declined 3.1 percent to $928 in 1997 from $958 in 1996 due to a continued excess supply of metals relative to metals demand. Market share increased to 10.2 percent in 1997 from 9.1 percent in 1996.

--------------------------------------------------------------------------------
Gross profit of $626.0 million in 1997 increased 11 percent from $564.2 million in 1996. Gross profit as a percent of sales declined to 22.3 percent during 1997 from 23.4 percent in 1996, as average selling price per ton decreased 3.1 percent and material cost per ton decreased 1.6 percent.

--------------------------------------------------------------------------------
Expenses increased 12.6 percent in 1997 to $510.7 million from $453.5 million in 1996, due in part to a higher level of shipments. However, expenses increased less than tons shipped and, as a result, expenses per ton declined to $169 in 1997 from $180 in 1996. The improvement in expenses per ton was due to continuing strong focus on cost control. Tons shipped per employee increased
11.2 percent in 1997 to 555 tons from 499 tons in the prior year.


--------------------------------------------------------------------------------
For 1997, operating profit of $133.1 million increased $22.4 million, or 20.2 percent, from the prior year. Operating profit in 1997 benefited from an $8.9 million gain on the sale of real estate in Boston, Massachusetts, and Jersey City, New Jersey, and an $8.9 million pension curtailment gain. The pension curtailment gain resulted from freezing benefits for certain salaried employees under a defined benefit plan and implementing a defined contribution plan effective January 1, 1998. Excluding these gains, operating profit of $115.3 million in 1997 was 4.2 percent higher than $110.7 million in 1996. The increase in operating profit was due to strong volume gains and reduced expenses per ton, partly offset by weaker gross margins.

--------------------------------------------------------------------------------
Interest and other expense on debt decreased to $40.3 million in 1997 from $46.4 million in 1996. The decrease is due to the Company's 1996 recapitalization program.

--------------------------------------------------------------------------------
Income taxes decreased 1.7 percent to $46.6 million in 1997 from $47.4 million in 1996 due to a decrease in taxable income.

LIQUIDITY AND FINANCING
The Company finished 1998 with cash and cash equivalents of $52.5 million, compared with $97.0 million at year-end 1997. There was no short-term bank borrowing at either year-end. For 1998, net cash used for operating activities amounted to $50.1 million, compared to cash provided by operating activities of $59.2 million for 1997. As discussed previously, on July 16, 1998, Ispat acquired ISC for $1.1 billion in cash. Proceeds from the sale of ISC and available cash were used to repurchase $794.5 million of Company common stock through a Dutch auction self-tender offer, to repurchase $35.1 million of the Company's common stock in the open market, to retire the Company's Subordinated Voting Note for $116.7 million (including principal, interest, and premium), and to redeem the Company's Series E ESOP preferred stock and repay the ESOP notes for a total cost of $187 million. The Company recorded an extraordinary after-tax loss of $21.4 million from the early retirement of debt.

     During the fourth quarter of 1998, the Company sold its Inland Engineered Materials Corporation subsidiary for $28.8 million, which resulted in a pretax gain of $5.9 million. This operating unit no longer fit the Company's strategic focus once ISC was sold.

     RT ended the year with a committed bank revolving credit facility of $250 million that extends until September 5, 2002. There were no borrowings under this facility in 1998. Covenants in the revolving credit facility limited the amount of cash that RT could transfer to the Company in the form of dividends and advances to approximately $94 million at year-end 1998. This amount is subject to change based on the financial performance of RT. Additionally, a covenant in the revolving credit facility restricts the amount of additional debt, including additional borrowings under the credit lines, that RT can incur to $139 million as of December 31, 1998. In the fourth quarter of 1998, the committed banks waived certain provisions of the credit agreement to facilitate the merger of RT with the Company.

     The indenture under which the $250 million of RT Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates and mergers, consolidations and certain sale of assets. In addition, the RT Notes restrict the payment of dividends, although to a lesser extent than the bank revolving credit facility described above.

     During 1998, the Company utilized substantially all of its net operating loss carryforwards for regular federal income tax purposes to minimize the tax liability resulting from the gain on the sale of ISC. The Company also utilized a portion of its Alternative Minimum Tax credit carryforwards and ended the year with $41 million of these credits remaining. These credits can be carried forward indefinitely.

     The Company believes that its present cash position and the cash flow anticipated from operations, augmented by the revolving credit facility, will provide sufficient liquidity to fund the acquisition of Washington Specialty Metals Corporation, the Company's acquisition and capital programs, and meet any operating cash requirements that may arise for at least the next two years.

DEBT RATINGS AT YEAR-END           1998           1997
-------------------------------------------------------
Ryerson Tull Notes
Moody's                            Baa3           Ba1
Standard & Poor's                  BBB            BB

     The ratio of the Company's long-term debt to total capitalization was 29 percent at December 31, 1998.

CAPITAL EXPENDITURES AND ACQUISITIONS
Capital expenditures during 1998 totaled $40.1 million, compared to $41.3 million in 1997. Capital expenditures were primarily for buildings, machinery and equipment.

     The Company anticipates capital expenditures, excluding acquisitions, to be in the range of $40 million to $50 million in 1999, which will continue to expand the Company's processing capacity.

     On February 1, 1999, RT purchased all of the outstanding stock of Washington Specialty Metals Corporation, an eight-location metals service center specializing in value-added stainless steel, for approximately $70 million in cash.

PENSIONS
Effective April 30, 1996, that portion of the Inland Pension Plan covering RT's current and former employees was separated and became the Ryerson Tull Pension Plan, a defined benefit pension plan. Due to this separation, RT's benefit obligation was re-measured using plan data and actuarial assumptions as of April 30, 1996. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to this new Plan. As a result, RT recognized a $25.4 million decrease in its prepaid pension cost, a $16.5 million reduction in reinvested earnings and an $8.9 million deferred tax asset increase in 1996.

     Effective January 1, 1998, RT froze the benefits accrued under the Ryerson Tull Pension Plan for certain salaried employees and instituted a defined contribution plan. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. The change in pension plan for salaried employees resulted in a one-time pretax curtailment gain of $8.9 million that was recognized in 1997.

     Effective July 16, 1998 (the "Transfer Date"), the Inland Pension Plan (the "ISC Pension Plan"), in which the employees of both ISC and the Company participated, was transferred to ISC. The Company's remaining employees that formerly had participated in the ISC Pension Plan became participants in the RT Pension Plan. These employees were credited with the number of years of service credited to them under the Inland Pension Plan at the Transfer Date. As of the Transfer Date, benefits for those salaried employees whose benefits were transferred to the RT Pension Plan were frozen in the same manner as described above.

     The Pension Plan currently meets the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company's current policy is to continue to fund the plan in the future to at least meet these minimum funding standards. Although RT was not required to make any pension plan contributions during 1998, the Company elected to make a voluntary cash contribution of $6.0 million to enhance the RT Pension Plan's funded status.

     In 1998, the Company recorded an additional minimum pension liability of $56.8 million, representing the excess of the unfunded accumulated benefit obligation over previously accrued pension costs. As prescribed by Financial Accounting Standard No. 87, an intangible asset, to the extent of unrecognized prior service cost, of $4.5 million was recorded as a partial offset. The remaining difference of $52.3 million, net of income tax and minority interest, was recorded as a $26.9 million direct charge to equity.

ISC SALE CONTINGENCIES
Pursuant to the ISC/Ispat Merger Agreement, the Company agreed to indemnify Ispat for losses, if they should arise, exceeding certain minimum amounts in connection with breaches of representations and warranties contained in the ISC/Ispat Merger Agreement and for expenditures and losses, if they should arise, relating to certain environmental liabilities exceeding, in most instances, minimum amounts. The maximum liability for which the Company can be responsible with respect to such obligations is $90 million in the aggregate. There are also certain other covenant commitments made by the Company contained in the ISC/Ispat Merger Agreement which are not subject to a maximum amount.

In general, Ispat must make indemnification claims with respect to breaches of representations and warranties prior to March 31, 2000. However, claims relating to breaches of representations and warranties related to tax matters and certain organizational matters must be made within 90 days after the expiration of the applicable statute of limitations, and claims with respect to breaches of representations and warranties related to environmental matters must be made prior to July 16, 2003. The Company has purchased environmental insurance with coverage up to $90 million payable directly to Ispat and ISC. The insurance is expected to cover substantially the same environmental matters for which the Company has agreed to indemnify Ispat.

As part of the ISC/Ispat transaction, the ISC Pension Plan, in which employees of both ISC and the Company participated, was transferred to ISC. The ISC Pension Plan has unfunded benefit liabilities on a termination basis, as determined by the Pension Benefit Guaranty Corporation ("PBGC"), an agency of the U.S. government. As a condition to completing the ISC/Ispat transaction, Ispat, ISC, RT and the Company entered into an agreement with the PBGC to provide certain financial commitments to reduce the underfunding of the ISC Pension Plan and to secure ISC Pension Plan unfunded benefit liabilities on a termination basis. These requirements include a RT guaranty of $50 million, for five years, of the obligations of Ispat and ISC to the PBGC in the event of a distress or involuntary termination of the ISC Pension Plan. The guaranty is included in the $90 million limit on the Company's indemnification obligations.

YEAR 2000
THE COMPANY'S STATE OF READINESS
The Company began planning to address Year 2000 issues in 1996. As part of this process, the Company established a Year 2000 panel with representatives from all business units. This panel has monitored the progress of the Company's Year 2000 compliance and met regularly throughout 1998. In 1999, Year 2000 activities will be related to contingency planning. Therefore, the Company executive staff and the business unit presidents will now serve as the monitoring and advisory board for Year 2000 matters. This will ensure that the top management of the Company is actively involved in the issue and is directing the final stages of preparation.

During 1998, Company personnel and outside consultants identified and corrected problems that may have interfered with Year 2000 readiness. The primary focus was on the Company's internal computer systems.

An assessment of the majority of the Company's hardware, software and procedures was completed in 1997. This assessment identified 40 major systems areas. These were further broken down into upgrade units. Each of the units with the exception of two systems identified below was corrected to be Year 2000 compliant, tested and installed. All unit testing was completed by the end of 1998. The Company is conducting integrated testing during the first quarter of 1999.

The Company has also performed an assessment of microprocessors embedded in its equipment, distribution facilities and corporate offices. Based on vendor representations and internal testing, the Company believes that it has no Year 2000 compliance issues in this area.

The Company addressed all Year 2000 issues which are critical to its operations, with two exceptions - payroll and accounts receivable. Both operations are handled through software packages and the Company expects to have complete Year 2000 software releases installed and tested by the end of the first quarter of 1999.

The Company has identified a number of suppliers whose Year 2000 compliance may be critical to the Company. These suppliers include metal suppliers, outside processing facilities and contract carriers. The Company intends to survey these suppliers as to their Year 2000 compliance. The Company will use the results of these surveys to aid in contingency planning.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES
The Company has estimated that expenses incurred through the end of 1998 totaled approximately $5.5 million. Currently, it is expected that the Company will spend an additional $1.0 million to bring its systems into Year 2000 compliance. This estimate is based on information currently available and may need to be increased as more information becomes available and as compliance implementation and contingency planning proceed.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES
Although the Company believes it is unlikely, it is possible the Company could experience an adverse impact that could be material to the results of operations or the financial position of the Company as a result of potential failure by major customers or suppliers, or a delay or oversight in the Company's effort, to address Year 2000 issues.

In addition, if the suppliers of necessary telecommunications, energy and transportation needs fail to provide their services, such failure could also have an adverse impact on the results of operations or financial position of the Company.

THE COMPANY'S CONTINGENCY PLANS
The Company expects to establish contingency plans, in the event all systems and critical suppliers have not been made Year 2000 compliant, during 1999.

FINANCIAL RESPONSIBILITY
--------------------------------------------------------------------------------

     Senior management is responsible for the integrity and objectivity of the financial data reported by Ryerson Tull, Inc. and its subsidiary companies. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and in management's judgment reflect fairly the consolidated financial position, cash flows and results of operations of Ryerson Tull and its subsidiary companies.

          The Company maintains systems of internal accounting controls and procedures to provide reasonable assurance of the safeguarding and accountability of Company assets, and to ensure that its financial records provide a reliable basis for the preparation of financial statements and other data.

     Internal accounting control is maintained through:

          . The ongoing activities of corporate staff, line officers and accounting management to monitor the adequacy of internal accounting control systems throughout the Company
          . The selection and proper training of qualified personnel
          . The appropriate separation of duties in organizational arrangements . The establishment and communication of accounting and business policies together with detailed procedures for their implementation . The use of an intensive ongoing program of internal auditing
          . The use of a detailed budgeting system to ensure that expenditures are properly approved and charged

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


REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
     PRICEWATERHOUSECOOPERS LLP

     To the Board of Directors and Stockholders of Ryerson Tull, Inc.

     In our opinion, the consolidated financial statements on pages 21 through 35 present fairly, in all material respects, the financial position of Ryerson Tull, Inc. (formerly Inland Steel Industries, Inc.) and subsidiary companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Chicago, Illinois
     February 17, 1999,
     except as to Note 1,
     which is as of February 25, 1999               PricewaterhouseCoopers LLP

CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

                                                                                      YEAR ENDED DECEMBER 31
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATE                                    1998          1997        1996
--------------------------------------------------------------------------------------------------------------
Net sales                                                                $   2,782.7  $   2,804.0  $   2,407.9
        Cost of materials sold                                               2,156.9      2,178.0      1,843.7
Gross profit                                                                   625.8        626.0        564.2
        Operating expenses                                                     502.5        483.0        430.3
        Depreciation and amortization                                           33.2         27.7         23.2
        Pension curtailment gain                                                  --         (8.9)          --
        Gain on sale of assets                                                  (5.9)        (8.9)          --
                                                                         -------------------------------------
Operating profit                                                                96.0        133.1        110.7
Other expenses:
        Other revenue and expense, including interest income                    20.6         26.7         32.8
        Interest and other expense on debt                                     (33.6)       (40.3)       (46.4)
        Gain from issuance of subsidiary stock (Note 1)                           --           --         31.4
                                                                         -------------------------------------
Income before income taxes, minority interest, discontinued
        operations and extraordinary loss                                       83.0        119.5        128.5
Provision for income taxes (Note 12)                                            30.6         46.6         47.4
                                                                         -------------------------------------
Income before minority interest, discontinued operations and
        extraordinary loss                                                      52.4         72.9         81.1
Minority interest in RT (Note 1)                                                 4.7          8.4          3.0
                                                                         -------------------------------------
Income from continuing operations                                               47.7         64.5         78.1
Discontinued operations -- Inland Steel Company
        Income (loss) from operations (net of taxes of $7.9, $33.7,
        and $8.3 cr. respectively)                                              13.8         54.8        (17.9)
        Gain on sale (net of taxes of $76.9)                                   510.8           --           --
                                                                         -------------------------------------
Income before extraordinary loss                                               572.3        119.3         60.2
Extraordinary loss on early retirement of debt (net of tax of $7.1 cr
        and $8.8 cr., respectively)                                            (21.4)         --         (14.5)
Net income                                                                     550.9        119.3         45.7
Dividend requirements for preferred stock (net of tax benefits
        related to leveraged ESOP shares)                                        6.9          9.1          9.1
                                                                         -------------------------------------
Net income applicable to common stock                                    $     544.0  $     110.2  $      36.6
                                                                         =====================================
Per share of common stock
        Basic:
                Income from continuing operations                        $      1.03  $     1.13   $     1.42
                Inland Steel Company -- discontinued operations                 0.35        1.12        (0.37)
                                     -- gain on sale                           12.95          --          --
                Extraordinary loss on early retirement of debt                 (0.54)         --        (0.30)
                                                                         -------------------------------------
                Basic earnings per share                                 $     13.79  $     2.25   $     0.75
                                                                         =====================================
        Diluted:
                Income from continuing operations                        $      0.99  $     1.08   $     1.34
                Inland Steel Company -- discontinued operations                 0.33        1.05        (0.34)
                                     -- gain on sale                           12.23          --           --
                Extraordinary loss on early retirement of debt                 (0.51)         --        (0.28)
                                                                         -------------------------------------
                Diluted earnings per share                               $     13.04  $     2.13   $     0.72
                                                                         =====================================

Accumulated deficit at beginning of year                                 $     (45.6) $   (146.0)  $   (172.8)
Net income for the year                                                        550.9       119.3         45.7
Dividends declared
        Common ($0.02 per share)                                                (7.2)       (9.8)        (9.8)
        Preferred (Note 7)                                                      (6.9)       (9.1)        (9.1)
                                                                         -------------------------------------
Retained earnings (accumulated deficit) at end of year                   $     491.2  $    (45.6)  $   (146.0)
                                                                         =====================================

See Notes to Consolidated Financial Statements on pages 26-35.


                                          Ryerson Tull, Inc. Subsidary Companies

CONSOLIDATED STATEMENT OF CASH FLOWS


Dollars in millions                                                                             Year ended December 31
Increase (decrease) in cash                                                      1998                1997      1996
-------------------------------------------------------------------------------------------     -----------------------
OPERATING ACTIVITIES
Net income                                                                   $    550.9           $   119.3   $  45.7
                                                                             ------------------------------------------
Adjustments to reconcile net income to net cash provided by
         (used for) operating activities:
         Loss (income) from discontinued operations                               (13.8)              (54.8)     17.9
         Depreciation and amortization                                             33.2                27.7      23.2
         Deferred income taxes                                                      2.8                 3.9       8.2
         Deferred employee benefit cost                                             0.4               (11.3)      6.1
         Stock issued for coverage of employee benefit plans                       39.4                21.8      22.6
         Gain from sale of ISC, net of taxes                                     (510.8)               --        --
         Gain from sale of assets                                                  (5.9)               (8.9)     --
         Gain from issuance of subsidiary stock                                    --                  --       (31.4)
         Change in:
                  Receivables                                                      21.7               (12.0)      8.1
                  Inventories                                                     (77.5)              (33.8)    (50.2)
                  Accounts payable                                                (13.7)               10.2       8.4
                  Accrued salaries and wages                                       (2.8)                2.6       0.3
                  Other accrued liabilities                                       (75.6)               (9.0)      3.8
         Other items                                                                1.6                 3.5      (7.6)
                                                                             ------------------------------------------
         Net adjustments                                                         (601.0)              (60.1)      9.4
                                                                             ------------------------------------------
                  Net cash provided by (used for) operating activities            (50.1)               59.2      55.1
                                                                             ------------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                                              (40.1)              (41.3)    (25.1)
Acquisitions      (Note 13)                                                        (7.7)             (139.9)     --
Investments in and advances to joint ventures, net                                 (4.2)               (8.1)     (5.2)
Proceeds from sales of assets                                                     919.8                18.2       2.0
                                                                             ------------------------------------------
                  Net cash provided by (used for) investing activities            867.8              (171.1)    (28.3)
                                                                             ------------------------------------------

FINANCING ACTIVITIES
Issuance of subsidiary stock                                                       --                  --        77.1
Long-term debt issued                                                              --                  --       242.7
Long-term debt retired                                                           (202.8)              (17.3)   (246.7)
Reduction of debt assumed in acquisitions                                          --                 (25.3)     --
Redemption of Series E Preferred Stock                                            (81.7)               --        --
Dividends paid                                                                    (17.5)              (20.8)    (21.0)
Acquisition of treasury stock                                                    (839.6)               (6.7)     (3.7)
                                                                             ------------------------------------------
                  Net cash provided by (used for) financing activities         (1,141.6)              (70.1)     48.4
                                                                             ------------------------------------------

Cash provided by (used for) discontinued operations                               279.4                41.0    (104.6)
                                                                             ------------------------------------------
Net decrease in cash and cash equivalents                                         (44.5)             (141.0)    (29.4)
Cash and cash equivalents--beginning of year                                       97.0               238.0     267.4
                                                                             ------------------------------------------
Cash and cash equivalents--end of year                                       $     52.5           $    97.0   $ 238.0
                                                                             ==========================================
SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
         Interest                                                            $     32.8           $    39.3   $  36.6
         Income taxes, net                                                         63.4                27.5       8.6
                                                                             ------------------------------------------

See Notes to Consolidated Financial Statements on pages 26-35.

CONSOLIDATED BALANCE SHEET

                                                                                                             At December 31
Dollars in millions                                                                               1998                 1997
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                             $       52.5        $       97.0
     Receivables less provision for allowances, claims and
       doubtful accounts of $6.9 and $23.5, respectively                                          284.5               523.3
     Inventories (Note 2)                                                                         500.4               624.1
     Deferred income taxes (Note 12)                                                                5.6                30.7
                                                                                          -----------------------------------
     Total current assets                                                                         843.0             1,275.1
Investments and advances                                                                           34.9               271.6
Property, plant and equipment, at cost, less accumulated
     depreciation (see details page 24)                                                           293.6             1,641.8
Deferred income taxes (Note 12)                                                                    76.9               231.4
Prepaid pension cost                                                                                 --                77.4
Intangible pension asset (Note 11)                                                                  4.5                  --
Excess of cost over net assets acquired                                                            78.2                82.3
Deferred charges and other assets                                                                  12.8                66.9
                                                                                          -----------------------------------
     Total assets                                                                          $    1,343.9        $    3,646.5
                                                                                          ===================================

LIABILITIES
Current liabilities:
     Accounts payable                                                                      $      152.5        $      354.9
     Accrued liabilities:
       Salaries, wages and commissions                                                             22.9                79.1
       Taxes                                                                                       53.7                84.0
       Interest on debt                                                                            10.2                17.1
       Other accrued liabilities                                                                   31.7                17.1
     Long-term debt due within one year (Note 4)                                                     --                62.7
                                                                                          -----------------------------------
     Total current liabilities                                                                    271.0               614.9
Long-term debt (see details page 24 and Note 4)                                                   257.0               704.9
Deferred employee benefits (Note 11)                                                              193.6            1 ,275.6
Other liabilities                                                                                    --                65.4
                                                                                          -----------------------------------
     Total liabilities                                                                            721.6             2,660.8
                                                                                          -----------------------------------

Minority interest in RT                                                                            58.7                57.5
Common stock repurchase commitment (Note 5)                                                          --                28.1

STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value, 15,000,000 shares authorized for all series, aggregate
     liquidation value of $3.4 in 1998 and $150.6 in 1997 (Notes 6 and 7)                           0.1                 3.1
Common stock, $1.00 par value; authorized -- 100,000,000 shares; issued --
     50,556,350 shares (Notes 7 through 9)                                                         50.6                50.6
Capital in excess of par value (Note 7)                                                           897.2             1,032.5
Retained earnings (accumulated deficit)                                                           491.2               (45.6)
Unearned compensation                                                                                --               (68.6)
Common stock repurchase commitment (Note 5)                                                          --               (28.1)
Treasury stock at cost -- Common stock of 28,799,249 shares in 1998 and
     1,557,635 shares in 1997                                                                    (845.3)              (40.5)
Accumulated other comprehensive income (Note 7)                                                   (30.2)               (3.3)
                                                                                          -----------------------------------
     Total stockholders' equity                                                                   563.6               900.1
                                                                                          -----------------------------------
     Total liabilities, minority interest, temporary equity, and stockholders' equity      $    1,343.9        $    3,646.5
                                                                                          ===================================

See Notes to Consolidated Financial Statements on pages 26-35.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                                                                        Year ended December 31
Dollars in millions                                                                 1998              1997                1996
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $       550.9       $     119.3       $        45.7
                                                                       --------------------------------------------------------
Other comprehensive income:
     Foreign currency translation adjustments                                         --                --                (0.7)
     Minimum pension liability adjustment, net of tax of $18.3                     (26.9)               --                  --
                                                                       --------------------------------------------------------
Comprehensive income                                                       $       524.0       $     119.3       $        45.0
                                                                       --------------------------------------------------------


SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                At December 31
Dollars in millions                                                                                     1998              1997
-------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land, land improvements and mineral properties                                                   $      28.8       $     156.5
Buildings, machinery and equipment                                                                     549.3           4,311.3
Transportation equipment                                                                                 5.4             144.9
Property under capital leases -- primarily machinery and equipment                                       0.3              37.0
                                                                                               --------------------------------
         Total                                                                                         583.8           4,649.7
Less:
Accumulated depreciation                                                                               289.9           2,871.5
Accumulated depreciation -- capital leases                                                               0.3              35.7
Accumulated for retirements and terminated facilities                                                     --             100.7
                                                                                               --------------------------------
         Net property, plant and equipment                                                       $     293.6       $   1,641.8
                                                                                               ================================
LONG-TERM DEBT
Inland Steel Industries, Inc.
         Guaranteed ESOP notes, 8.43% and 8.80%, due through July 2, 2004                        $        --       $      85.9
         Subordinated Voting Note, 10.23%, due December 17, 1999                                          --             100.0
                                                                                               --------------------------------
         Total Inland Steel Industries, Inc.                                                              --             185.9
                                                                                               --------------------------------

Inland Steel Company                                                                                      --             262.0
                                                                                               --------------------------------

Ryerson Tull, Inc.
         Notes, 8.50%, due July 15, 2001                                                               150.0             150.0
         Notes, 9.125%, due July 15, 2006                                                              100.0             100.0

Joseph T. Ryerson & Son, Inc.
         Obligation for Industrial Revenue Bond with floating rate, set weekly based
                  on 13-week Treasury bills, due November 1, 2007                                        7.0               7.0
                                                                                               --------------------------------
Total long-term debt                                                                             $     257.0       $     704.9
                                                                                               --------------------------------

See Notes to Consolidated Financial Statements on pages 26-35.

SUMMARY BY QUARTER (UNAUDITED)

Dollars in millions, except per                                                  1997                                           1998
share data                                    1Q          2Q          3Q           4Q           1Q         2Q          3Q         4Q
------------------------------------------------------------------------------------------------------------------------------------
Net sales                               $  664.2    $  733.6    $  719.5    $   686.7    $   740.8  $   724.9    $  688.5   $  628.5
Gross profit                               151.7       161.4       154.5        158.4        167.3      166.7       152.4      139.4
Income from continuing operations
        before taxes                        31.9        35.6        22.4         29.6         30.4       29.1        18.6        4.9
Net income                                  31.2        40.1        30.3         17.7         21.8       28.4       489.7       11.0
                                      ----------------------------------------------------------------------------------------------
Earnings per share:
        Basic                           $   0.59    $   0.77    $   0.57    $    0.31    $    0.40   $   0.53    $  12.72   $   0.47
        Diluted                             0.56        0.73        0.54         0.30         0.38       0.51       12.02       0.46
                                      ----------------------------------------------------------------------------------------------
Common stock prices:
        High                            $     21    $ 27 1/2    $ 27 3/8    $ 22 1/16    $  29 1/2   $ 30 1/2    $ 29 3/4   $     22
        Low                               18 1/8      18 1/8          20       15 7/8      17 1/16         26      17 7/8     14 1/8
        Close                             19 1/2      26 1/8      21 7/8       17 1/8       27 5/8    28 3/16      21 3/4     16 7/8
                                      ----------------------------------------------------------------------------------------------
Common stock dividend per share         $   0.05    $   0.05    $   0.05    $    0.05    $    0.05   $   0.05    $   0.05   $   0.05
                                      ----------------------------------------------------------------------------------------------

STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

ACCOUNTING FOR EQUITY INVESTMENTS
The Company's investments in less than majority-owned companies and joint ventures are accounted for under the equity method.

PER SHARE RESULTS
Basic per share results are based on the weighted average number of common shares outstanding and take into account the dividend requirements of preferred stock, net of tax benefits related to leveraged Employee Stock Ownership Plan ("ESOP") shares. Diluted per share results reflect the dilutive effect of outstanding stock options, the further dilutive effect of the assumed conversion into common stock of the outstanding shares of convertible preferred stock, and the elimination of the related preferred stock dividends. Also reflected in diluted earnings per common share is an adjustment for the additional ESOP contribution, net of tax benefits, that would be necessary to meet debt service requirements that would arise upon conversion of the leveraged Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock"), due to the excess of the preferred dividend over the common dividend. (See Note 6 for additional information regarding the ESOP.)

INVENTORY VALUATION
Inventories are valued at cost, which is not in excess of market. Cost is determined by the last-in, first-out ("LIFO") method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. Expenditures for normal repairs and maintenance are charged against income in the period incurred.

EXCESS OF COST OVER NET ASSETS ACQUIRED
The excess of cost over the fair value of net assets of businesses acquired is being amortized over 25-year periods.

CASH EQUIVALENTS
Cash equivalents reflected in the financial statements are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio.

STOCK-BASED COMPENSATION
Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded annually based on the quoted market price of the Company's stock at the end of the period.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

RECLASSIFICATION
Certain items previously reported in specific financial statement captions on the Consolidated Statement of Operations have been reclassified to conform with the 1998 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: REORGANIZATION AND RECAPITALIZATION
On February 25, 1999, RT became a wholly owned subsidiary of the Company by converting each share of RT Class A common stock into 0.61 share of Company common stock, and then the Company and RT merged. Upon consummation of the merger, the Company changed its name from Inland Steel Industries, Inc. to Ryerson Tull, Inc. All references to RT in these financial statements refer to the pre-merger, majority-owned subsidiary of the Company.

     The merger will be accounted for as a purchase for financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of RT as they relate to the minority interest will be recorded at their fair values at the effective time of the merger, with the difference between such fair value and the value of the consideration paid in the merger, if any, allocated to goodwill.

     On July 16, 1998, Ispat International N.V. ("Ispat") acquired Inland
Steel Company ("ISC"), the Company's wholly owned subsidiary that constituted the steel manufacturing and related operations segment of the Company's consolidated operations, pursuant to an agreement and plan of merger dated May 27, 1998, as amended July 16, 1998 (the "Merger Agreement"), among the Company, ISC, Ispat and Inland Merger Sub, Inc. (an Ispat subsidiary). Pursuant to the merger, the Company received $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. The results of operations of ISC have been segregated from the results of continuing operations and reported as a separate item on the statement of operations. The 1997 balance sheet includes the assets and liabilities of ISC. The Company's primary business is currently metals distribution and processing.

     ISC's revenues, including intercompany sales, were $1,310.0 million through July 16, 1998, the date of the ISC/Ispat Transaction, $2,467.5 million in 1997 and $2,397.3 million in 1996. Summarized balance sheet information for ISC for 1997 which is included in the consolidated information for that year was as follows: current assets, $450.4 million; total assets, $2,333.1 million; current liabilities, $657.8 million and total liabilities, $2,093.4 million.

     Subsequent to the completion of the ISC/Ispat Transaction, the Company undertook a Dutch auction self-tender program that resulted in its repurchase of approximately 26.5 million shares at $30 per share. An additional 1.8 million common shares were repurchased in the open market for approximately $35 million following the completion of the self-tender program.

     During the third quarter of 1998, the Company elected to prepay its Subordinated Voting Note (Note 5) held by an affiliate of Nippon Steel Corporation ("NSC"). The Company recognized an after-tax loss on the prepayment of the debt of $11.2 million.

     During the fourth quarter of 1998, the Company redeemed all remaining outstanding shares of its Series E Preferred Stock (Note 6). The ESOP Trust repaid all existing notes, upon which the Company recognized an after-tax loss of $10.2 million.

     In the 1996 second quarter, the Company undertook a recapitalization that involved the Company and both its ISC and RT subsidiaries. As part of the restructuring, RT, formerly known as Inland Materials Distribution Group, Inc. ("IMDG"), exchanged existing shares of IMDG common stock, all of which were owned by the Company, for 34.0 million shares of new-issue RT Class B common stock, $1.00 par value per share. RT also sold 5.2 million shares of new-issue Class A common stock, $1.00 par value per share, in a public offering, the net proceeds of which approximated $77.1 million. The Company recognized a pretax gain of $31.4 million, $19.5 million after tax, on the sale of the RT Class A common stock. The Company's ownership of RT approximated 87 percent in all three years.


NOTE 2: INVENTORIES

Inventories were classified on December 31 as follows:

Dollars in millions                             1998         1997
------------------------------------------------------------------
In process and finished products:
     Materials Distribution Operations      $  500.0     $  422.9
     Steel Manufacturing Operations               --        120.9
                                          ------------------------
                                               500.0        543.8
                                          ------------------------
Raw materials and supplies:
     Iron ore                                     --         39.7
     Scrap and other raw materials                --         23.7
     Supplies                                    0.4         16.9
                                          ------------------------
                                                 0.4         80.3
                                          ------------------------
Total                                       $  500.4     $  624.1
                                          ========================

     Replacement costs for the LIFO inventories exceeded LIFO values by approximately $71 million and $389 million on December 31 of 1998 and 1997, respectively.

NOTE 3: BORROWING ARRANGEMENTS

On December 31, 1998, RT had available an unused credit facility totaling $250 million. The facility, which extends to September 2002, requires compliance with various financial covenants including minimum net worth and leverage ratios.

     With the recapitalization that occurred in 1996, the ability of RT and its subsidiaries to transfer cash to the Company became more tightly restricted. Covenants in the RT credit facility limited the amount of cash that RT could transfer to the Company in the form of dividends and advances to approximately $94 million at year-end 1998. Additionally, a covenant in the revolving credit facility restricted the amount of additional debt, including additional borrowings under the credit lines, that RT could incur, to $139 million as of December 31, 1998. In the fourth quarter of 1998, the committed banks waived certain provisions of the credit agreement to facilitate the merger of RT with the Company.

NOTE 4: LONG-TERM DEBT

In July 1996, RT sold $150 million of its 8.5 percent Notes due July 15, 2001, and $100 million of 9.125 percent Notes due July 15, 2006, in a public offering. The indenture under which the Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates, and mergers, consolidations and certain sales of assets.

          Under the provisions of certain loan agreements, RT's subsidiaries are required to maintain specified amounts of working capital and net worth and to meet leverage tests, as outlined in the agreements, and RT is restricted as to loans or dividends that it may pay to the Company. At December 31, 1998, approximately $94 million was available for RT to make loans or pay dividends to the Company under these loan agreements.

          Maturities of long-term debt due within five years are $150 million in 2001. See Note 13 regarding commitments and contingencies for other scheduled payments.

          The outstanding borrowing of the Company's ESOP was recorded as a liability of the Company because the Company had committed to make payment (dividends and supplemental contributions) to the ESOP Trust sufficient to service the ESOP Notes. The ESOP Notes were guaranteed by Joseph T. Ryerson & Son, Inc., a subsidiary of the Company. The above guarantee terminated with the repayment of the ESOP Notes (Note 1).

NOTE 5: SUBORDINATED VOTING NOTE

In December 1989, the Company sold 185,000 shares of the Company's Series F Exchangeable Preferred Stock, $1.00 par value per share ("Series F Preferred Stock"), for $185 million to NS Finance III Inc., an indirect, wholly owned subsidiary of Nippon Steel Corporation ("NSC"). The preferred stock was exchanged in the third quarter of 1995 for the Company's 10.23% Subordinated Voting Note. The preferred stock entitled the holder to 30.604 votes per share and the Subordinated Voting Note entitled the holder to 30.604 votes per $1,000 of principal amount outstanding.

          In connection with the sale of the Series F Preferred Stock, the Company agreed to repurchase $185 million of the Company's common stock, of which $157 million (amounting to 5.1 million shares) had been repurchased as of December 31, 1997. The amount representing the remaining repurchase commitment of $28 million as of year-end 1997 was classified as temporary equity with a corresponding reduction of stockholders' equity.

          In 1996, the Company repaid $85 million of the note on the scheduled repayment date. During the third quarter of 1998, the Company prepaid the remaining $100 million of principal, which prepayment resulted in an after-tax extraordinary loss associated with the early retirement of this debt (Note 1). With the third quarter 1998 repayment, the repurchase commitment of the Company was eliminated.

NOTE 6: EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsored a 401(k) plan through which eligible salaried employees could defer a portion of their salary. Through December 31, 1998, the Company matched the first five percent of each eligible participant's salary contributed, subject to certain IRS limitations. In July 1989, the Board of Directors amended this plan to include a leveraged ESOP. The ESOP Trust purchased 3.1 million newly issued shares of Series E Preferred Stock from the Company with the proceeds of loans totaling $150 million. As a result, effective January 1, 1990, the Company's matching contribution in the 401(k) plan was in shares of Series E Preferred Stock provided principally by the Company's ESOP, supplemented as needed by newly issued shares. The Company accounted for its ESOP in accordance with American Institute of Certified Public Accountants Statement of Position 76-3.

          The Company made semiannual contributions to the ESOP equal to the ESOP Trust's debt service less dividends on leveraged shares (shares purchased by the ESOP Trust in July 1989) received by the ESOP Trust. All dividends received by the ESOP Trust were used to pay debt service. Dividends on Series E Preferred Stock were recorded as declared as reductions to retained earnings, net of applicable tax benefits on unallocated shares. Dividends on allocated leveraged shares were replaced with additional ESOP shares. Dividends on unallocated leveraged shares served to reduce interest expense recognized by the Company.

          Effective January 1, 1998, salaried employees at RT no longer participated in the above-described plan. On that date, RT established a new savings plan to which RT employees' account balances, including ESOP shares, were transferred. The employer matching contribution in the savings plan is made in cash, and such participants no longer receive ESOP shares, except for dividend replacement shares which continued to be allocated to their accounts consistent with plan provisions. Compensation expense recognized at RT was not materially impacted as a result of the change in savings plans.

          Upon completion of the ISC/Ispat Transaction, ISC salaried employees no longer participated in the ESOP. The Company redeemed 1.1 million shares of Series E Preferred Stock held in the 401(k) plan accounts of ISC employees prior to the transfer of account balances to a savings plan sponsored by Ispat.

          With ISC and RT employees no longer participating, there were very few participants remaining in this plan. During the fourth quarter of 1998, the Company requested that the plan trustee repay all existing Notes of the ESOP Trust. The Company redeemed all outstanding Series E Preferred Stock. The Trust used the proceeds of unallocated shares and additional contributions from the Company to repay the Notes. The Company was required to recognize an extraordinary loss during the fourth quarter as a result of the early retirement of this debt (Note 1). At December 31, 1998, the Company's 401(k) plan merged with RT's savings plan.

     In 1998, the ESOP Trust received $5.2 million in dividends and $8.2 million in contributions, and in both 1997 and 1996 received $10.6 million in dividends and $8.1 million in contributions from the Company to make required schedule principal and interest payments.

     As principal and interest payments were made, ESOP shares were made available for allocation based on the proportion of current payments to the total of current plus future payments. As shares were allocated, the Company recorded compensation expense equal to the original stated value of the shares of Series E preferred stock allocated to the participants during the period. Compensation expense related to the ESOP recognized by the Company totaled $3.3 million in 1998, $8.4 million in 1997, and $9.1 million in 1996.

     Interest expense was recognized as it was incurred by the ESOP Trust. Interest expense incurred by the ESOP Trust totaled $6.6 million, $8.6 million, and $9.3 million in 1998, 1997 and 1996, respectively.

NOTE: 7 CAPITAL STOCK AND ACCUMULATED OTHER COMPREHENSIVE INCOME

On December 31, 1998, 2,664,760 shares of common stock remained reserved for issuance under the Company's various employee stock plans and upon conversion of shares of preferred stock.

     The Series A $2.40 Cumulative Convertible Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock and is redeemable, at the Company's option, at $44 per share plus any accrued and unpaid dividends. Each such share is entitled to one vote and generally votes together with holders of common stocks as one class.

     Shares of Series E Preferred Stock, $1.00 par value per share, entitled the holder to cumulative annual dividends of $3.523 per share, payable semiannually, and to 1.25 votes per share. Shares of Series E Preferred Stock were convertible into the Company's common stock on a one-for-one basis. During the fourth quarter of 1998, all outstanding shares of Series E Preferred Stock were redeemed.

     The following table details changes in capital accounts:


                                                                                             Preferred Stock      Preferred Stock
                                                  Common Stock        Treasury Stock                Series A             Series E
----------------------------------------------------------------------------------------------------------------------------------
                                               Shares      Dollars   Shares    Dollars       Shares   Dollars     Shares   Dollars
Shares in thousands and dollars in millions
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                        50,556   $ 50.6     (1,815)  $   (51.1)     94      $  0.1       3,199    $ 3.1
     Acquisition of treasury stock                    --       --       (164)       (3.7)     --          --          --       --
     Issued under employee benefit plan               --       --        401        12.5      --          --          67      0.1
     Redemption of Series E Preferred Stock           --       --         --          --      --          --        (105)    (0.1)
     Foreign currency translation                     --       --         --          --      --          --          --       --
     Other changes                                    --       --        (70)       (1.9)     --          --          --       --
                                               -----------------------------------------------------------------------------------
Balance at December 31, 1996                      50,556     50.6     (1,648)      (44.2)     94         0.1       3,081      3.1
     Acquisition of treasury stock                    --       --       (299)       (6.7)     --          --          --       --
     Issued under employee benefit plans              --       --        415        11.0      --          --          58       --
     Redemption of Series E Preferred Stock           --       --         --          --      --          --        (124)    (0.1)
     Other changes                                    --       --        (26)       (0.6)     --          --          --       --
                                               -----------------------------------------------------------------------------------
Balance at December 31, 1997                      50,556     50.6     (1,558)      (40.5)     94         0.1       3,015      3.0
     Tender offer buy-back                            --       --    (26,485)     (797.7)     --          --          --       --
     Acquisition of treasury stock                    --       --     (2,089)      (41.9)     --          --          --       --
     Issued under employee benefit plans              --       --      1,395        36.7      --          --          10       --
     Redemption of Series E Preferred                 --       --         --          --      --          --      (3,025)    (3.0)
     Conversion of Series A Preferred Stock           --       --         12         0.3     (12)         --          --       --
     Minimum pension liability
         (net of tax of $18.3)                        --       --         --          --      --          --          --       --
     Other changes                                    --       --        (74)       (2.2)     (4)         --          --       --
                                               -----------------------------------------------------------------------------------
Balance at December 31, 1998                      50,556  $  50.6    (28,799) $   (845.3)     78       $ 0.1          --    $  --
                                               ===================================================================================

                                               Capital in Excess             Accumulated Other
                                                    of Par Value          Comprehensive Income
                                               --------------------------------------------------
                                                         Dollars            Foreign    Minimum
                                                                           Currency    Pension
                                                                        Translation   Liability
                                               --------------------------------------------------
Balance at January 1, 1996                             $ 1,045.7            $  (2.6)  $     --
     Acquisition of treasury stock                            --                 --         --
     Issued under employee benefit plan                     (1.6)                --         --
     Redemption of Series E Preferred Stock                 (5.0)                --         --
     Foreign currency translation                             --               (0.7)        --
     Other changes                                           1.1                 --         --
                                               --------------------------------------------------
Balance at December 31, 1996                             1,040.2               (3.3)        --
     Acquisition of treasury stock                            --                 --         --
     Issued under employee benefit plans                      --                 --         --
     Redemption of Series E Preferred Stock                 (6.0)                --         --
     Other changes                                          (1.7)                --         --
                                               --------------------------------------------------
Balance at December 31, 1997                             1,032.5               (3.3)        --
     Tender offer buy-back                                    --                 --         --
     Acquisition of treasury stock                            --                 --         --
     Issued under employee benefit plans                    (2.5)                --         --
     Redemption of Series E Preferred                     (144.0)                --         --
     Conversion of Series A Preferred Stock                 (0.4)                --         --
     Minimum pension liability
         (net of tax of $18.3)                                --                 --      (26.9)
     Other changes                                          11.6                 --         --
                                               --------------------------------------------------
Balance at December 31, 1998                           $   897.2            $  (3.3)  $  (26.9)
                                               ==================================================

NOTE 8: STOCK OPTION PLANS
The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996, consistent with the provisions of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Dollars in millions
except per share data                       1998           1997         1996
-----------------------------------------------------------------------------
Net income--as reported                $   550.9     $    119.3     $   45.7
Net income--pro forma                      547.0          116.0         42.4
Earnings per share--as reported        $   13.79     $     2.25     $   0.75
Earnings per share--pro forma              13.69           2.18         0.68

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998: dividend yield of 1.00%; expected volatility of 34.17%; risk-free interest rate of 5.34% and expected term of five years. At RT for 1998, the following weighted-average assumptions were used: dividend yield of 0%; expected volatility of 31.93%; risk-free interest rate of 5.70% and expected term of seven years.

     In July 1996, after the initial public offering of RT common stock, the Compensation Committee of the Board of Directors of RT authorized the substitution of RT common stock options for Company common stock options. As the exercise price of substituted options exceeded the then current market price of RT stock and all other terms of the options remained unchanged, there was no material increase in value to the employees resulting from the substitution and no material increase in cost to RT. 1,041,949 of RT stock options were substituted for 855,494 Company stock options. Options substituted retain their originally granted vesting schedules. During 1998 and 1997, RT granted options to employees. 87 percent of the compensation cost for these options, had they been determined on the fair value at the grant date consistent with the provisions of FASB Statement No. 123, is included in the above pro forma numbers.

     Options granted under each of the plans become exercisable in not less than one year. Currently, except for options granted to two executives in the third quarter of 1998, which become exercisable over two years, options become exercisable over a three-year period with one-third becoming fully exercisable at the end of each year. All Company options granted prior to the ISC/Ispat Transaction (Note 1) that were at that time not exercisable became vested at the effective time of the transaction.

COMPANY PLAN
The Inland 1995 Incentive Stock Plan, approved by stockholders on May 24, 1995, provides for the issuance, pursuant to options and other awards, of 2.0 million shares of common stock to officers and other key employees. Options remain outstanding and exercisable under the Inland 1992 and 1988 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. During 1998, options were granted to five executives under the 1995 Plan and a total of 997,839 shares were available for future grants under the Plan as of December 31, 1998. The following summarizes the status of options under the plans for the periods indicated:
                                                                        Weighted
                                                     Option Exercise     Average
                                       Number of      Price or Range    Exercise
                                          Shares           Per Share       Price
                                     -----------     ---------------    --------
Options (granted and unexercised
  at December 31, 1995
  (1,615,826 exercisable)              2,374,590      $  15.31-39.75    $  29.73
       Granted                         1,416,900         22.69-24.69       24.57
       Exercised                          (1,800)        15.31-26.13       20.12
       Forfeited                        (136,200)        21.38-33.75       26.09
       Expired                           (94,050)        21.38-39.75       33.34
       Substituted by RT                (855,494)        21.38-39.75       27.76
                                     -------------------------------------------
Options (granted and unexercised)
  at December 31, 1996
  (1,610,246 exercisable)              2,703,946         21.38-39.75       27.72
       Granted                            34,300         24.38             24.38
       Exercised                         (17,400)        21.38-26.13       21.78
       Forfeited                         (97,500)        22.69-39.75       27.46
       Expired                           (38,110)        25.50-39.75       32.65
                                     -------------------------------------------
Options (granted and unexercised)
  at December 31, 1997
  (1,978,823 exercisable)              2,585,236         21.38-39.75       27.72
       Granted                           205,000         18.16-19.22       18.83
       Exercised                      (1,214,950)        19.22-28.50       24.26
       Forfeited                          (9,700)        24.69-33.75       26.49
       Expired                          (210,104)        25.50-39.75       35.53
                                     -------------------------------------------
Options (granted and unexercised)
  at December 31, 1998
  (1,280,482 exercisable)              1,355,482         18.16-39.75       28.14
                                     -------------------------------------------


     The weighted-average fair value of options granted during 1998 was $6.75.

The following table summarizes information about fixed-price stock options outstanding at December 31, 1998:

                                                                       OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                           ---------------------------------------------------------------------------------------------------------
                                    NUMBER        WEIGHTED-AVERAGE        WEIGHTED-AVERAGE            NUMBER       WEIGHTED-AVERAGE
                                 OF SHARES               REMAINING          EXERCISE PRICE         OF SHARES         EXERCISE PRICE
RANGE OF EXERCISE PRICES                          CONTRACTUAL LIFE
------------------------------------------------------------------------------------------------------------------------------------
$39.75                             97,800                  1 year                  $39.75             97,800                 $39.75
 21.38 to 33.75                   101,867                 2 years                   33.67            101,867                  33.67
 25.50                             94,213                 3 years                   25.50             94,213                  25.50
 26.13                            179,919                 4 years                   26.13            179,919                  26.13
 30.88                            274,900                 5 years                   30.88            274,900                  30.88
 28.50                            261,851                 6 years                   28.50            261,851                  28.50
 22.69 to 24.69                   227,704                 7 years                   24.30            227,704                  24.30
 24.38                             12,228                 8 years                   24.38             12,228                  24.38
 19.22                             30,000                 9 years                   19.22             30,000                  19.22
 18.16                             75,000                10 years                   18.16                 --                    N/A

         Stock appreciation rights ("SARs") may also be granted with respect to shares subject to outstanding options. No SAR has been granted since 1990. SAR compensation expense recorded by the Company was not material for any of the three years.

         The 1995 Plan also provides, as did the 1992 and 1988 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During the first half of 1998, 10 restricted stock awards totaling 30,000 shares were granted. At the effective time of the ISC/Ispat Transaction, 55,000 shares of restricted stock awards, which represented all unvested restricted stock awards and included the 1998 awards, vested. In addition, 276,760 performance shares vested while 9,020 performance shares were forfeited. During 1997, 139 performance awards were granted covering 571,560 shares of stock and the equivalent of an additional 294,440 shares of stock payable in either stock or cash. None of these performance awards were paid in 1997, and 285,780 shares were forfeited when performance goals were not achieved. Also during 1997, no restricted stock awards were granted; however, 59,500 shares of previously granted restricted stock awards vested while 5,600 shares of restricted stock were forfeited, and 6,618 shares were issued to recipients of performance awards previously granted while no shares were forfeited. During 1996, restricted stock awards totaling 16,100 shares were granted to 11 executives, and no performance awards were granted. Also during 1996, 82,200 shares of previously granted restricted stock awards vested while 28,300 shares of restricted stock awards were forfeited, 31,424 shares of restricted stock were substituted by RT restricted stock, and 4,941 shares (including dividend-equivalent shares) were issued to recipients of performance awards previously granted while 28,079 shares (including dividend-equivalent shares) subject to performance awards were forfeited.

         Until July 31, 1998, the Company also sponsored an employee stock purchase plan under which employees could utilize payroll deductions to purchase stock at the end of six-month periods at a price equal to 90 percent of the fair market value price on the last day of the period. In 1998, 1997 and 1996, employees received stock with a total value that was approximately $60,000, $100,000 and $120,000, respectively, greater than the price paid for the stock issued. During the third quarter of 1998, the Company elected to terminate the employee stock purchase plan.

RT PLAN

The RT 1996 Incentive Stock Plan provides for the issuance, pursuant to options and other awards, of 2.3 million shares of RT common stock to officers and other key employees. Under this plan, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. A total of 487,748 shares were available for future grants under that Plan as of December 31, 1998. The following summarizes the status of RT options under the plan for the periods indicated:

                                                                                     Weighted
                                                          Option Exercise             Average
                                       Number of           Price or Range            Exercise
                                          Shares                Per Share               Price
                                       ---------          ---------------            --------
Substituted for Company options        1,041,949          $   17.55-32.63            $  22.79
Forfeited                                 (8,768)             20.26-25.34               21.50
Options (granted and unexercised)
   at December 31, 1996
   (511,359 exercisable)               1,033,181              17.55-32.63               22.80
       Granted                           324,500              14.06-15.75               14.10
       Expired                            (4,625)             25.50                     25.50
       Forfeited                         (20,971)             14.06-32.63               23.15
                                                             --------------------------------
Options (granted and unexercised)
   at December 31, 1997
   (713,514 exercisable)               1,332,085              14.06-32.63               20.67
       Granted                           421,500              13.38-19.56               13.79
       Exercised                         (31,469)             14.06-20.93               17.86
       Expired                           (20,881)             30.99                     30.99
       Forfeited                         (48,015)             13.38-32.63               20.98
                                      -------------------------------------------------------
Options (granted and unexercised)
   at December 31, 1998
   (920,176 exercisable)               1,653,220              13.38-32.63               18.83
                                      -------------------------------------------------------

The weighted-average fair value of options granted during 1998 was $6.48.

The following table summarizes information about RT fixed-price stock options outstanding at December 31, 1998:

                                                                       OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                           ---------------------------------------------------------------------------------------------------------
                                    NUMBER        WEIGHTED-AVERAGE        WEIGHTED-AVERAGE            NUMBER       WEIGHTED-AVERAGE
                                 OF SHARES               REMAINING          EXERCISE PRICE         OF SHARES         EXERCISE PRICE
RANGE OF EXERCISE PRICES                          CONTRACTUAL LIFE
------------------------------------------------------------------------------------------------------------------------------------
$32.63                              42,139                  1 year                $  32.63            42,139                 $32.63
 17.55 to 27.70                     59,796                 2 years                   25.53            59,796                  25.53
 20.93                              45,306                 3 years                   20.93            45,306                  20.93
 21.44                              82,418                 4 years                   21.44            82,418                  21.44
 25.34 to 29.55                    140,060                 5 years                   26.08           140,060                  26.08
 23.39                             135,304                 6 years                   23.39           135,304                  23.39
 20.26                             426,087                 7 years                   20.26           295,808                  20.26
 14.06                             296,610                 8 years                   14.06           116,045                  14.06
 13.38 to 19.56                    425,500                 9 years                   13.83             3,300                  15.30

         The Plan provides that SARs may be granted with substantially the same terms as the Company Plan. In 1998, SARs were granted with respect to 90,000 shares payable in cash, except under limited circumstances, at the rate of one SAR for each share subject to option.

         The Plan provides for the granting of restricted stock and performance awards to officers and other key employees. During 1998, restricted stock awards totaling 31,750 shares were granted to 46 key employees. Performance awards totaling 91,800 shares were granted while shares totaling 81,911 were forfeited when performance thresholds were not met. Also during 1998, 13,267 shares of previously granted restricted stock awards vested while 2,500 shares of restricted stock were forfeited. During 1997, restricted stock awards totaling 5,500 shares were granted to three executives and 94 performance awards totaling 90,900 shares were granted. Performance shares totaling 63,885 were forfeited when performance thresholds were not met. Also during 1997, 23,050 shares of previously granted restricted stock awards vested while 1,218 shares of restricted stock were forfeited. During 1996, 31,424 shares of previously granted ISI restricted stock were substituted by 38,273 shares of RT stock. Also during 1996, restricted stock awards totaling 18,354 were granted to 10 executives and no performance awards were granted.

         Upon completion of the merger of the Company and RT, each RT option and restricted stock share was substituted by 0.61 share of Company options and restricted stock. In addition, the exercise price of each option was adjusted by dividing the pre-merger exercise price per share of each RT option by 0.61.

         RT employees participated in the Company employee stock purchase plan in which employees had the opportunity to purchase stock at the end of each six-month period at a price equal to 90 percent of the fair market value price on the last day of the period. In 1998, 1997 and 1996, RT employees received Company stock with a total value that was approximately $15,000, $20,000 and $30,000, respectively, greater than the price paid for the stock issued.

NOTE 9: STOCKHOLDER RIGHTS PLAN

Pursuant to a stockholder rights plan, on November 25, 1997, the Company's Board of Directors declared a dividend distribution, payable to stockholders of record on December 17, 1997, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The Rights will expire December 17, 2007, and will become exercisable only if a person or group becomes the beneficial owner of 20 percent or more of the common stock (a "20 percent holder"), commences a tender or exchange offer which would result in the offeror beneficially owning 20 percent or more of the common stock, or is determined by the Board to beneficially own at least 10 percent of the common stock and either intends to cause the Company to take certain actions not in the best long-term interests of the Company and its stockholders or is reasonably likely, through such beneficial ownership, to cause a material adverse impact on the business or prospects of the Company and its stockholders (an "Adverse Person"). Each Right will entitle stockholders to buy one newly issued unit of one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $80, subject to certain antidilution adjustments. The Company (with the concurrence of the independent continuing directors) will generally be entitled to redeem the Rights at $0.01 per Right at any time prior to 15 days after a public announcement of the existence of a 20 percent holder.

         If a person or group accumulates 20 percent or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent continuing directors determine to be fair to and otherwise in the best interests of the Company and its stockholders) or the Board determines that a person or group is an Adverse Person, each Right (other than Rights held by such 20 percent holder and certain related parties which become void) will represent the right to purchase, at the exercise price, common stock (or, in certain circumstances, a combination of securities and/or assets) having a current market value equal to twice the exercise price. In addition, if, following the public announcement of the existence of a 20 percent holder, the Company is acquired in a merger or other business combination transaction, except a merger or other business combination transaction that takes place after the consummation of an offer for all outstanding shares of common stock that the independent continuing directors have determined to be fair, or a sale of 50 percent or more of the Company's assets or earning power is made to a third party, each Right (unless previously voided) will represent the right to purchase, at the exercise price, common stock of the acquiring entity having a value of twice the exercise price at the time.

         The Board of Directors has the option at any time after a person or group becomes a 20 percent holder or an Adverse Person, to exchange all or part of the Rights (other than Rights held by such 20 percent holder or Adverse Person) for shares of the Company's common stock provided that the Company may not make such an exchange after any person becomes the beneficial owner of 50 percent or more of the Company's outstanding common stock.

NOTE 10: DERIVATIVES AND FAIR VALUE OF
FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

DERIVATIVES

The Company has only limited involvement with derivative financial instruments and does not use them for speculative or trading purposes.

CASH AND CASH EQUIVALENTS

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

LONG-TERM DEBT

The estimated fair value of the Company's long-term debt and the current portions thereof (excluding the Subordinated Voting Note) using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $282 million at December 31, 1998, and $712 million at December 31, 1997, as compared with the carrying value of $257 million and $668 million at year-end 1998 and 1997, respectively.

NOTE 11: RETIREMENT BENEFITS

Prior to January 1, 1998, the Company's non-contributory defined benefit pension plans covered substantially all Company employees, retirees and their beneficiaries. Benefits provided participants of the plans were based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees, including members of the United Steelworkers of America.

         Effective April 30, 1996, that portion of the Company's Plan covering RT's current and former employees was separated and became the Ryerson Tull Pension Plan, a new and separate plan sponsored by RT, which covers certain employees, retirees and their beneficiaries of RT and its subsidiaries. The Ryerson Tull Pension Plan is a noncontributory defined benefit plan that provides benefits based on pay and years of service for salaried employees, and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

         Effective January 1, 1998, RT froze the benefits accrued under its defined benefit pension plan for certain salaried employees and instituted a defined contribution plan. For 1998, expense recognized for such plan was $4.6 million. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. The change in the pension plan for salaried employees resulted in a one-time pretax curtailment gain of $8.9 million in 1997.

         As part of the ISC/Ispat transaction, the Inland Steel Industries Pension Plan (the "ISC Pension Plan"), in which employees of both ISC and the Company participated, was transferred to ISC. The Company's remaining employees that formerly had participated in the ISC Pension Plan became participants in RT's pension plan.

         The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the RT plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The assumptions used to determine the information below related to pension benefits and other postretirement benefits, primarily retired health care, was as follows:
                                                             1998     1997
--------------------------------------------------------------------------------
Discount rate for calculating obligations                    6.75%    7.50%
Discount rate for calculating net periodic benefit cost      7.50     8.00
Expected rate of return on plan assets                       9.50     9.50
Rate of compensation increase                                4.00     4.00

     The data in the following tables pertain to continuing operations only.

                                                                                      YEAR ENDED SEPTEMBER 30
                                                   ------------------------           ------------------------
                                                        PENSION BENEFITS                       OTHER BENEFITS
DOLLARS IN MILLIONS                                1998               1997            1998               1997
--------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
   Benefit obligation at beginning
      of year                                      $ 283              $ 252           $ 104             $ 106
   Service cost                                        4                  6               2                 3
   Interest cost                                      21                 20               8                 8
   Plan amendments                                    --                 --              --               (12)
   Actuarial (gain)/loss                              38                 44              (5)                4
   Business combination                               10                 --               1                --
   Curtailment                                        --                (20)             --                --
   Benefits paid                                     (20)               (19)             (5)               (5)
--------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                  $ 336              $ 283           $ 105             $ 104
--------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation
   at end of year                                  $ 324              $ 274             N/A               N/A
==============================================================================================================
Change in Plan Assets
   Plan assets at fair value at
      beginning of year                            $ 293              $ 251              --                --
   Actual return on plan assets                       (2)                54              --                --
   Employer contribution                               6                  7              --                --
   Business combination                                9                 --              --                --
   Benefits paid                                     (20)               (19)             --                --
--------------------------------------------------------------------------------------------------------------
Plan assets at fair value at end
   of year                                         $ 286              $ 293              --                --
==============================================================================================================
Reconciliation of Prepaid (Accrued)
and Total Amount Recognized
   Funded status                                   $ (50)             $  10           $(105)            $(104)
   Unrecognized net (gain)/loss                       64                  1             (18)              (14)
   Unrecognized prior service cost                     5                  5             (24)              (28)
                                                   -----------------------------------------------------------
   Prepaid (accrued) benefit cost at
      September 30                                    19                 16            (147)             (146)
   Change in account,
      October-December                                --                 (1)              1                (1)
--------------------------------------------------------------------------------------------------------------
   Net amount recognized at
      December 31                                  $  19              $  15           $(146)            $(147)
==============================================================================================================
Amounts Recognized in Statement
of Financial Position Consist of:
   Prepaid (accrued) benefit cost                  $  --              $  15           $(146)            $(147)
   Accrued benefit liability                         (38)                --              --                --
   Intangible asset                                    5                 --              --                --
   Accumulated other comprehensive
      income                                          52                 --              --                --
--------------------------------------------------------------------------------------------------------------
   Net amount recognized                           $  19              $  15           $(146)            $(147)
==============================================================================================================

     For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits was 4.5 percent, the level at which it is expected to remain.

                                   Pension Benefits    Other Benefits
                                   ----------------    --------------
Dollars in millions                  1998    1997        1998   1997
---------------------------------------------------------------------
Components of Net Periodic
Benefit Cost
  Service cost                       $  4    $  6        $  2   $  3
  Interest cost                        21      20           8      8
  Expected return on assets           (24)    (22)         --     --
  Amortization return on assets         1       1          (3)    (1)
  Recognized actuarial (gain)/loss     --      --          --     (2)
  Amortization of transition asset     --      (3)         --     --
                                     -------------------------------
  Net periodic benefit cost          $  2    $  2        $  7   $  8
                                     ===============================

     The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

Dollars in thousands                         1% increase         1% decrease
--------------------------------------------------------------------------------
Effect on service cost plus interest cost    $       251         $      (211)
Effect on postretirement benefit obligation        3,265              (2,738)

NOTE 12: INCOME TAXES

The elements of the provisions for income taxes related to continuing operations for each of the three years indicated below were as follows:

                                                 Year ended December 31
                                          ------
Dollars in millions                        1998      1997    1996
-----------------------------------------------------------------
Current income taxes:
         Federal                          $ 8.6     $36.8   $25.5
         State and foreign                  5.7       5.9     4.8
                                          -----------------------
                                           14.3      42.7    30.3
Deferred income taxes                      16.3       3.9    17.1
                                          -----------------------
         Total tax expense                $30.6     $46.6   $47.4
                                          =======================

     The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                         Year ended December 31
                                                         ----------
Dollars in millions                                         1998         1997
-------------------------------------------------------------------------------
Deferred tax assets (excluding post-
  retirement benefits other than pensions):
     Net operating loss and tax credit
        carryforwards                                      $  46        $ 315
     Restructuring and termination reserves                   --           28
     Other deductible temporary differences                   36           52
     Less valuation allowances                                --           (3)
                                                      -------------------------
                                                              82          392
                                                      -------------------------
Deferred tax liabilities:
         Fixed asset basis difference                         43          499

         Other taxable temporary differences                  11           82
                                                      -------------------------
                                                              54          581
                                                      -------------------------
Net deferred asset (liability) (excluding post-
  retirement benefits other than pensions)                    28         (189)
FASB Statement No. 106 impact (post-
  retirement benefits other than pensions)                    55          451
                                                      -------------------------
Net deferred tax asset                                     $  83        $ 262
                                                      =========================

         For tax purposes, the Company had available, at December 31, 1998, net operating loss ("NOL") carryforwards for regular federal income tax purposes of approximately $11 million, which will expire as follows: $6 million in the year 2011 and $5 million in the year 2012. The $11 million in regular NOL carryforwards was acquired with RT's purchase of Thypin Steel Co., Inc. in 1997. The Company also had investment tax credit and other general business credit carryforwards for tax purposes of approximately $1 million, which will expire during the years 2004 through 2006. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $41 million, which may be used indefinitely to reduce regular federal income taxes. The Company believes that it is more likely than not that all of its deferred tax assets will be realized.

         Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992. At December 31, 1998, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $55 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

         Income taxes on continuing operations differ from the amounts computed by applying the federal tax rate as follows:

                                                         Year ended December 31
                                               --------
Dollars in millions                               1998        1997        1996
-------------------------------------------------------------------------------
Federal income tax expense computed
  at statutory tax rate of 35%                   $29.0       $41.8       $45.0
Additional taxes or credits from:
  State and local income taxes,
  net of federal income tax effect                 4.0         4.1         4.1
All other, net                                    (2.4)        0.7        (1.7)
                                               --------------------------------
  Total income tax provision                     $30.6       $46.6       $47.4
                                               ================================

NOTE 13: ACQUISITIONS

During 1997, the Company acquired Thypin Steel Co., Inc., Omni Metals, Inc. and the assets of Cardinal Metals, Inc. for an aggregate of $139.9 million in cash plus assumption of debt. The acquisitions have been accounted for by the purchase method of accounting and the purchase price has been allocated to assets acquired and liabilities assumed. Results of operations since acquisition for each company are included in the consolidated results. The pro forma effect for 1997 and 1996 had these acquisitions occurred at the beginning of each such year is not material.

         During the first quarter of 1998, the Company acquired Brockway Pressed Metals, Inc., a powder metallurgy company for $7.7 million. During the fourth quarter of 1998, Brockway was sold as part of the sale of Inland Engineered Materials Corporation.

NOTE 14: EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

Dollars and shares in millions,                     ---------
except per share data                                  1998     1997     1996
--------------------------------------------------------------------------------
Income from continuing operations before
  discontinued operations and
  extraordinary items                                $ 47.7   $ 64.5   $ 78.1
                                                     ------------------------
Less preferred stock dividends                          6.9      9.1      9.1
Income from continuing operations
  available to common stockholders                     40.8     55.4     69.0
Discontinued operations                                13.8     54.8    (17.9)
Gain on sale of discontinued operations               510.8       --       --
Extraordinary loss on early
  retirement of debt                                  (21.4)      --    (14.5)
                                                     ------------------------
Net income available to
  common stockholders                                $544.0   $110.2   $ 36.6
                                                     ========================
Average shares of common
  stock outstanding                                    39.4     48.9     48.8
                                                     ========================
Basic earnings per share
  From continuing operations                         $ 1.03   $ 1.13   $ 1.42
  Discontinued operations                              0.35     1.12    (0.37)
  Gain on sale of discontinued operations             12.95       --       --
  Extraordinary loss on early retirement
  of debt                                             (0.54)      --    (0.30)
                                                    --------------------------
Basic earnings per share                             $13.79   $ 2.25   $ 0.75
                                                    ==========================

DILUTED EARNINGS PER SHARE

Dollars and shares in millions,                     ----------
except per share data                                  1998     1997     1996
--------------------------------------------------------------------------------
Income from continuing operations
  available to common stockholders                   $ 40.8   $ 55.4   $ 69.0
Effective of dilutive securities
  Series E leveraged preferred stock                    6.3      8.7      8.5
  Additional ESOP funding required on
  conversion of Series E leveraged
  preferred stock, net of tax                          (5.9)    (8.1)    (7.9)
                                                     ------------------------
Income available to common stockholders
  and assumed conversions before
  discontinued operations and
  extraordinary items                                  41.2     56.0     69.6
Discontinued operations                                13.8     54.8    (17.9)
Gain on sale of discontinued operations               510.8       --       --
Extraordinary loss on early retirement of debt        (21.4)      --    (14.5)
                                                     ------------------------
Net income available to common
  stockholders and assumed conversions               $544.4   $110.8   $ 37.2
                                                     ========================
Average shares of common stock
  outstanding                                          39.4     48.9     48.8
Assumed conversion of Series E leveraged
  preferred stock                                       2.2      3.0      3.0
Dilutive effect of stock options                        0.1       --       --
                                                     ------------------------
Shares outstanding for diluted earnings per
  share calculation                                    41.7     51.9     51.8
                                                     ========================
Diluted earnings per share
  From continuing operations                         $ 0.99   $ 1.08   $ 1.34
  Discontinued operations                              0.33     1.05    (0.34)
  Gain on sale of discontinued operations             12.23       --       --
  Extraordinary loss on early retirement of debt      (0.51)      --    (0.28)
                                                     ------------------------
Diluted earnings per share                           $13.04   $ 2.13   $ 0.72
                                                     ========================

NOTE 15: COMMITMENTS AND CONTINGENCIES

Pursuant to the ISC/Ispat Merger Agreement, the Company agreed to indemnify Ispat for losses, if they should arise, exceeding certain minimum amounts in connection with breaches of representations and warranties contained in the ISC/Ispat Merger Agreement and for expenditures and losses, if they should arise, relating to certain environmental liabilities exceeding, in most instances, minimum amounts. The maximum liability for which the Company can be responsible with respect to such obligations is $90 million in the aggregate. There are also certain other covenant commitments made by the Company contained in the ISC/Ispat Merger Agreement which are not subject to a maximum amount. In general, Ispat must make indemnification claims with respect to breaches of representations and warranties prior to March 31, 2000; however, claims relating to breaches of representations and warranties related to tax matters and certain organizational matters must be made within 90 days after the expiration of the applicable statute of limitations, and claims with respect to breaches of representations and warranties related to environmental matters must be made prior to July 16, 2003. Ispat has advised the Company of certain environmental expenses, which Ispat has incurred, but they are below the minimum indemnification thresholds of the ISC/Ispat Merger Agreement and the Company has not made any indemnification payments to Ispat. The Company has purchased environmental insurance with coverage up to $90 million payable directly to Ispat and ISC. The insurance is expected to cover substantially the same environmental matters for which the Company has agreed to indemnify Ispat.

     As part of the ISC/Ispat transaction, the ISC Pension Plan, in which employees of both ISC and the Company participated, was transferred to ISC. The Company's remaining employees that formerly had participated in the ISC Pension Plan became participants in Ryerson Tull's pension plan. The ISC Pension Plan has unfunded benefit liabilities on a termination basis, as determined by the Pension Benefit Guaranty Corporation ("PBGC"), an agency of the U.S. government. As a condition to completing the ISC/Ispat transaction, Ispat, ISC, RT and the Company entered into an agreement with the PBGC to provide certain financial commitments to reduce the underfunding of the ISC Pension Plan and to secure ISC Pension Plan unfunded benefit liabilities on a termination basis. These requirements include a RT guaranty of $50 million, for five years, of the obligations of Ispat and ISC to the PBGC in the event of a distress or involuntary termination of the ISC Pension Plan. The guaranty is included in the $90 million limit on the Company's indemnification obligations.

     The Company has noncancelable operating leases for which future minimum rental commitments are estimated to total $79.3 million, including approximately $15.9 million in 1999, $13.3 million in 2000, $9.7 million in 2001, $5.4 million in 2002, $4.3 million in 2003 and $30.7 million thereafter.

     Rental expense under operating leases totaled $20.7 million in 1998, $19.3 million in 1997 and $15.7 million in 1996.

     There are various claims and pending actions against the Company. The amount of liability, if any, for these claims and actions at December 31, 1998 is not determinable but, in the opinion of management, such liability, if any, will not have a materially adverse effect on the Company's financial position or results of operations.

                                      35