Form 10-K405, Exhibit 13
period 1999-12-31
RYERSON TULL INC /DE/
filed 2000-03-24
CIK 790528

                                                                      Exhibit 13
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
AND OPERATING RESULTS -- CONTINUING OPERATIONS

DOLLARS IN MILLIONS,
EXCEPT PER SHARE AND PER TON DATA
                                                            1999         1998         1997        1996       1995
SUMMARY OF EARNINGS
Net sales                                                $2,763.5     $2,782.7     $2,804.0     $2,407.9   $2,464.0
Gross profit                                                631.9        625.8        626.0        564.2      580.5
Operating profit                                             97.1(1)      96.0(2)     133.1(3)     110.7      134.7
Income before income taxes                                   73.9(1)      83.0(2)     119.5(3)     128.5      125.8
Income from continuing operations                            38.4(1)      47.7(2)      64.5(3)      78.1       77.7
Earnings per share - basic                                   1.56(1)      1.03(2)      1.13(3)      1.42       1.24
Earnings per share - diluted                                 1.56(1)      0.99(2)      1.08(3)      1.34       1.18

FINANCIAL POSITION AT YEAR-END
Inventory - current value(4)                             $  606.1     $  571.6     $1,013.1     $  900.6   $  867.0
Working capital                                             610.5        572.0        660.2        691.0      618.1
Property, plant and equipment                               273.2        293.6      1,641.8      1,637.0    1,600.4
Total assets                                              1,387.2      1,391.0      3,646.5      3,541.6    3,558.3
Long-term debt                                              258.8        257.0        704.9        773.2      784.5
Stockholders' equity                                        697.8        563.6        900.1        789.0      748.6

FINANCIAL RATIOS
Inventory turnover - current value(4)                         3.7          3.8          4.0          4.2        4.6
Operating asset turnover                                      2.5          2.5          2.8          2.8        2.8
Operating profit on operating assets (OP/OA)                  8.7%         8.6%        13.1%        13.0%      15.4%
Return on ending stockholders' equity                         5.5          8.5          7.2          9.9       10.4

VOLUME AND PER TON DATA
Tons shipped (000)                                          3,333        3,108        3,020        2,514      2,347
Average selling price per ton                            $    829     $    895     $    928     $    958   $  1,050
Gross profit per ton                                          190          201          207          224        247
Expenses per ton(5)                                           161          172          169          180        190
Operating profit per ton(6)                                    29           29           38           44         57

PROFIT MARGINS
Gross profit as a percent of sales                           22.9%        22.5%        22.3%        23.4%      23.6%
Expenses as a percent of sales(5)                            19.4         19.3         18.2         18.8       18.1
Operating profit as a percent of sales(6)                     3.5          3.2          4.1          4.6        5.5

OTHER DATA
Average number of employees                                 5,128        5,266        5,442        5,038      5,245
Tons shipped per average employee                             650          590          555          499        447
Capital expenditures                                     $   31.6     $   40.1     $   41.3     $   25.1   $   20.7
Cash flow provided by (used for) operating activities        33.2        (29.0)        57.4         55.1      130.2
Dividends per common share                                   0.20         0.20         0.20         0.20       0.20

Data in the "Financial Position at Year-End" section for the years 1997 through 1995 include amounts related to discontinued operations.
(1) Includes a $1.8 million pretax gain on the sale of assets. Before this gain, operating profit was $95.3 million, income before income taxes was $72.1 million, income from continuing operations was $37.4 million, and basic and diluted earnings per share were $1.52.
(2) Includes a $5.9 million pretax gain on the sale of assets. Before this gain, operating profit was $90.1 million, income before taxes was $77.1 million, income from continuing operations was $44.0 million, and basic and diluted earnings per share were $.94 and $.90, respectively.
(3) Includes an $8.9 million pretax pension curtailment gain and an $8.9 million pretax gain on the sale of assets. Before these gains, operating profit was $115.3 million, income before taxes was $101.7 million, income from continuing operations was $55.3 million, and basic and diluted earnings per share were $.94 and $.90, respectively.
(4) Current value of inventory consists of book value of inventory plus LIFO reserve.
(5) Expenses are defined as operating expenses plus depreciation and amortization.
(6) Operating profit is defined as gross profit minus expenses.

Ryerson Tull, Inc. and Subsidiary Companies

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION


Figures in millions, except per share data               1999      1998       1997
RESULTS OF OPERATIONS
Net sales from continuing operations                   $2,763.5  $2,782.7   $2,804.0
Operating profit from continuing operations                97.1      96.0      133.1
Income from continuing operations                          38.4      47.7       64.5
Income (loss) from discontinued operations                   --      13.8       54.8
Gain on sale of discontinued operations                    17.3     510.8         --
Extraordinary loss on early retirement of debt               --     (21.4)        --
Net income                                                 55.7     550.9      119.3
Income per common share
     from continuing operations - diluted              $   1.56  $   0.99   $   1.08
Net income per common share - diluted                      2.26     13.04       2.13
Average shares outstanding - diluted                       24.6      41.7       51.9

The Company's primary business is metals distribution and processing. The Company's operations changed substantially in 1998 as a result of the disposition of the Company's steel manufacturing segment. In October 1998, the boards of directors for both the Company and its majority-owned subsidiary, Ryerson Tull, Inc. ("RT") agreed to merge the companies through the process of exchanging 0.61 share of the Company's common stock for each share of the RT Class A common stock not held by either Company. On February 25, 1999, the merger of the two companies took place, pursuant to the approval of RT shareholders at a special meeting. All references to RT in this financial review refer to the pre-merger, majority-owned subsidiary of the Company.

  The Company reported net income from continuing operations of $38.4 million, or $1.56 per share, in 1999; $47.7 million, or $0.99 per share, in 1998; and $64.5 million, or $1.08 per share, in 1997. The 1999 income from continuing operations included $1.0 million after tax, or $0.04 per share, related to the gain from the sale of real estate. The 1998 income from continuing operations included $3.7 million after tax, or $0.09 per share, related to the gain from the sale of Inland Engineered Materials Corporation, a subsidiary of the Company. The 1997 income from continuing operations included $9.5 million after tax, or $0.18 per share, related to gains from asset sales and a pension curtailment gain at RT.

  On July 16, 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company ("ISC"), the Company's wholly owned subsidiary that constituted the steel manufacturing and related operations segment of the Company's consolidated operations, pursuant to an agreement and plan of merger dated May 27, 1998, as amended as of July 16, 1998, among the Company, ISC, Ispat and Inland Merger Sub, Inc. (an Ispat subsidiary). Pursuant to the merger, the Company received $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. The Company recorded a $510.8 million after-tax gain from this transaction. Accordingly, the results of operations of ISC, as well as the gain from the disposition, have been excluded from the results of continuing operations and reported separately on the statement of operations. In the second quarter of 1999, the Company recorded a favorable $17.3 million adjustment to taxes related to the gain on the sale of ISC.

                                     Ryerson Tull, Inc. and Subsidiary Companies

MANAGEMENT'S DISCUSSION OF OPERATIONS
AND FINANCIAL CONDITION (CONT.)


             COMPARISON OF 1999 WITH 1998 -- CONTINUING OPERATIONS

NET SALES           Net sales of $2.76 billion in 1999 declined 0.7 percent,
                    compared with $2.78 billion in 1998. A 7.2 percent increase in tons shipped -- to 3.33 million tons from 3.11 million tons -- was offset by a 7.4 percent decrease in the average selling price per ton to $829 from $895. The increase in shipments was primarily the result of internal growth initiatives and secondarily the acquisition of Washington
                    Specialty Metals in February 1999. During 1999, the Company grew its share of the market to 11.1 percent, compared with
                    10.1 percent in 1998, based on data from the Steel Service
                    Center Institute.

GROSS PROFIT        Gross profit -- the difference between net sales and the
                    cost of materials sold -- increased 1.0 percent to $631.9 million in 1999 from $625.8 million in 1998. While gross profit as a percentage of sales increased to 22.9 percent in 1999 from 22.5 percent in 1998 -- due to the Company's gross margin management initiatives -- gross profit per ton declined to $190 from $201, due to lower metal prices in 1999.

EXPENSES Expenses -- which consist of operating expenses, depreciation and amortization -- increased 0.2 percent in 1999 to $536.6 million from $535.7 million in 1998. Expenses on a per ton basis declined 6.4 percent to $161 in 1999 from $172 in 1998. The average number of employees decreased 3 percent from 1998 to 1999, and tons shipped per employee, a key measure of productivity, increased from 590 tons to 650 tons.

OPERATING PROFIT    Operating profit was $97.1 million in 1999 and $96.0 million in 1998. Operating profit benefited from a $1.8 million gain on the sale of real estate in 1999 and a $5.9 million gain on the sale of Inland Engineered Materials Corporation in 1998. Excluding gains in both periods, operating profit increased 5.8 percent to $95.3 million in 1999 from $90.1 million in 1998.

OTHER EXPENSES      Other revenues and expense, including interest income,
                    declined to $1.0 million in 1999 from $20.6 million in 1998 as the average cash and cash equivalents balance declined following the 1998 common stock repurchase program. Interest and other expense on debt decreased to $24.2 million in 1999 from $33.6 million in the prior year. The decrease was primarily due to the early retirement of the Company's
                    10.23% subordinated voting note and ESOP notes in the second half of 1998.


PROVISION FOR       Income taxes increased to $34.8 million in 1999 from $30.6
INCOME TAXES        million in 1998. The effective tax rate was 47.1 percent in
                    1999, compared with 36.9 percent in 1998, due to an increase in non-tax-deductible losses and expenses in relationship to pretax income.

EARNINGS PER SHARE  Diluted earnings per share from continuing operations were
                    $1.56 in 1999 compared with $0.99 in 1998. Diluted earnings per share in 1998, including the net gain on the sale of Inland Steel Company, were $13.04. For 1999, the average number of shares of common stock outstanding declined to
                    24.6 million from 41.7 million shares in 1998 due to the 1998 tender offer, redemption of Series E ESOP convertible preferred stock, and open market repurchases.


12

Ryerson Tull, Inc. and Subsidiary Companies

COMPARISON OF 1998 WITH 1997 -- CONTINUING OPERATIONS

Net sales of $2.78 billion in 1998 declined 0.8 percent from $2.80 billion in 1997. The primary reason for the decrease in the Company's net sales was lower average selling prices. The effect of a 2.9 percent increase in tons shipped -- to 3.11 million tons from 3.02 million tons -- was more than offset by a 3.6 percent decrease in the average selling price per ton to $895 from $928. Demand also softened during the year due to weakness in the manufacturing sector of the U.S. economy. Market share for RT was 10.1 percent in 1998, compared with 10.2 percent in 1997, based on data from the Steel Service Center Institute.

Gross profit decreased slightly in 1998 to $625.8 million from $626.0 million in 1997. While gross profit as a percent of sales was relatively stable from year to year, the lower metal prices negatively impacted gross profits in 1998. On a per ton basis, gross profit declined to $201 in 1998, compared with $207 in 1997.

Expenses increased 4.9 percent in 1998 to $535.7 million from $510.7 million in 1997. The increase was primarily due to a 2.9 percent increase in shipments and an increase in depreciation and amortization expense. Expenses on a per ton basis increased to $172 in 1998 from $169 per ton in 1997. Average number of employees decreased 3.2 percent from 1997 to 1998, and tons shipped per employee increased from 555 tons to 590 tons.

Operating profit of $96.0 million in 1998 decreased $37.1 million, or 27.9 percent, from $133.1 million in 1997. Operating profit in 1998 benefited from a $5.9 million gain on the sale of Inland Engineered Materials. In 1997, operating profit benefited from $17.8 million in unusual gains. Excluding gains in both periods, operating income of $90.1 million in 1998 decreased 21.9 percent from $115.3 million in 1997, due to lower gross profit and higher expenses.

Other revenues and expenses, including interest income, declined to $20.6 million in 1998 from $26.7 million in 1997, due to a reduction in loan receivables. Interest and other expense on debt decreased to $33.6 million for 1998 from $40.3 million in the prior year. The decrease was primarily due to the early retirement of the Company's 10.23% subordinated voting note and ESOP notes during 1998.

Income taxes decreased to $30.6 million in 1998 from $46.6 million in 1997 due to the decrease in taxable income. The effective tax rate in 1998 was 36.9 percent, compared with 39.0 percent in the prior year.

Diluted earnings per share from continuing operations were $0.99 in 1998 compared with $1.08 in 1997. Including the discontinued operations of Inland Steel Company and the net gain on its sale, diluted earnings per share were $13.04 in 1998, compared with $2.13 in 1997. The average number of shares of common stock outstanding declined to 41.7 million in 1998 from 51.9 million in 1997 due to the 1998 tender offer, redemption of Series E ESOP Convertible Preferred Stock, and open market repurchases.

                                     Ryerson Tull, Inc. and Subsidiary Companies

MANAGEMENT'S DISCUSSION OF OPERATIONS
AND FINANCIAL CONDITION (CONT.)


LIQUIDITY AND FINANCING

The Company finished 1999 with cash and cash equivalents of $39.5 million, compared with $99.6 million at year-end 1998. There was no short-term bank borrowing at year-end 1999. For 1999, net cash provided from operating activities was $33.2 million. For 1998, net cash used for operating activities amounted to $29.0 million, compared with cash provided from operating activities of $57.4 million for 1997.

  The Company has a committed bank revolving credit facility of $250 million that extends until September 5, 2002. During 1999, maximum borrowings under this line were $40 million. There were no borrowings under this facility in 1998. The revolving credit agreement contains covenants that, among other things, limit the amount of dividends and restrict the amount of additional debt. The maximum amount of dividends that could have been paid as of December 31, 1999, was $114 million. Additionally, the revolving credit agreement contains financial covenants, including a minimum level of stockholders' equity, a leverage ratio, and a fixed charge coverage ratio.

  The indenture under which RT issued $250 million of debt in 1996 ("RT Notes") contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates and mergers, consolidations, and certain sale of assets. In addition, the RT Notes restrict the payment of dividends, although to a lesser extent than the bank credit facility described above. Effective with the merger of RT and the Company on February 26, 1999, the Company assumed the Notes.

  As discussed previously, on July 16, 1998, Ispat acquired Inland Steel Company for $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. Proceeds from the sale of ISC and available cash were used to repurchase $794.5 million of Company common stock through a Dutch auction self tender offer, to repurchase $35.1 million of the Company's common stock in the open market, to retire the Subordinated Voting Note to NS Finance III, Inc. for $116.7 million (including principal, interest and premium), and to redeem the Series E ESOP Convertible Preferred Stock and repay the ESOP notes for a total cost of $187 million. The Company recorded an extraordinary after-tax loss of $21.4 million from the early retirement of debt during 1998.

  During the fourth quarter of 1998, the Company sold its Inland Engineered Materials Corporation subsidiary for $28.8 million, which resulted in a pre-tax gain of $5.9 million. This operating unit no longer fit the Company's strategic focus once ISC had been sold.

  During 1998, the Company utilized all of its net operating loss carryforwards for regular federal income tax purposes to minimize the tax liability resulting from the gain on the sale of ISC. The Company also utilized a portion of its Alternative Minimum Tax ("AMT") credit carryforwards and ended the year 1998 with $41.0 million of these credits remaining. As of December 31, 1999, the Company's AMT credit carryforward was $28.2 million. These credits can be carried forward indefinitely.

  The Company believes that its present cash position and the cash flow anticipated from operations, augmented by the revolving credit facility, will provide sufficient liquidity to fund its capital program and meet any operating cash requirements that may arise for at least the next two years.

DEBT RATINGS AT YEAR END    1999  1998
Ryerson Tull Notes
Moody's                     Baa3  Baa3
Standard & Poor's            BBB   BBB

The ratio of the Company's long-term debt to total capitalization was 27 percent at December 31, 1999, compared with 29 percent at year-end 1998.

CAPITAL EXPENDITURES AND ACQUISITIONS

Capital expenditures during 1999 totaled $31.6 million, compared to $40.1 million in 1998. Capital expenditures were primarily for buildings, machinery and equipment.

  On February 1, 1999, the Company purchased all of the outstanding stock of Washington Specialty Metals Corporation, an eight-location metals service center specializing in value-added stainless steel, for approximately $66 million in cash.

  The Company anticipates capital expenditures, excluding acquisitions, to be in the range of $40 million to $50 million in 2000, which will continue to expand the Company's processing capacity.

PENSIONS

Effective January 1, 1998, RT froze the benefits accrued under the Ryerson Tull Pension Plan, a defined benefit pension plan, for certain salaried employees, and instituted a defined contribution plan. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997, will be entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting the specified age and service requirements. The change in pension plan for salaried employees resulted in a one-time pretax curtailment gain of $8.9 million that was recognized in 1997.

  Effective July 16, 1998 (the "Transfer Date"), the Inland Pension Plan (the "ISC Pension Plan"), in which the employees of both ISC and the Company participated, was transferred to ISC. The Company's remaining employees who formerly had participated in the ISC Pension Plan became participants in the RT Pension Plan. These employees were credited with the number of years of service credited to them under the ISC Pension Plan at the Transfer Date. As of the Transfer Date, benefits for those salaried employees whose benefits were transferred to the RT Pension Plan were frozen in the same manner as described above.

  The Company's pension plan currently meets the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. The Company's current policy is to continue to fund the plan in the future to at least meet these minimum funding standards. Although the Company was not required to make any pension plan contributions during 1999, the Company elected to make a voluntary cash contribution of $11.0 million to enhance the pension plan's funded status.

  In 1998, the Company recorded an additional minimum pension liability of $56.8 million representing the excess of the unfunded accumulated benefit obligation over previously accrued pension costs. As proscribed by FAS 87, an intangible asset, to the extent of unrecognized prior service cost, of $4.5 million was recorded as a partial offset with the remaining difference of $52.3 million recorded as a direct charge net of tax to equity.

Ryerson Tull, Inc. and Subsidiary Companies

  At year-end 1999, the additional minimum pension liability was eliminated due to higher discount rates and returns on plan assets. As a result, the intangible asset was eliminated as well.

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

  As part of the ISC/Ispat transaction, the ISC Pension Plan, in which employees of both ISC and the Company participated, was transferred to ISC. The ISC Pension Plan has unfunded benefit liabilities on a termination basis, as determined by the Pension Benefit Guaranty Corporation ("PBGC"), an agency of the U.S. government. As a condition to completing the ISC/Ispat transaction, Ispat, ISC, RT and the Company entered into an agreement with the PBGC to provide certain financial commitments to reduce the underfunding of the ISC Pension Plan and to secure ISC Pension Plan unfunded benefit liabilities on a termination basis. These requirements include a five-year Company guaranty of $50 million of the obligations of Ispat and ISC to the PBGC in the event of a distress or involuntary termination of the ISC Pension Plan. The guaranty is included in the $90 million limit on the Company's indemnification obligations.

  In the second quarter of 1999, Ispat publicly disclosed that it had been informed by the United States Attorney for the Middle District of Louisiana that it is named as a defendant in a civil proceeding filed under seal in Baton Rouge, Louisiana. The suit was filed by an individual on behalf of the United States Government and asserts violations of the False Claims Act, 31 U.S.C. Sec. 3729, et seq. Ispat also disclosed that it is the target of a federal criminal grand jury investigation in connection with the alleged violations and that the U.S. Attorney and Ispat have agreed that no criminal charges will be filed against Ispat prior to March 5, 2000, while Ispat reviews the matter. Ispat further disclosed that it had been informed by the U.S. Attorney's office of a damage claim in the civil litigation, which, if successfully proved, would be material to its financial position and results of operations. Ispat has stated that it has not had an opportunity to review the factual basis of the claim or the method by which the damages have been calculated, and that it has not yet determined the extent to which other potential corporate defendants are involved.

  By letter dated May 11, 1999, Ispat notified the Company that it views the civil lawsuit and the criminal grand jury investigation (together the "Proceedings") as implicating Ispat's contractual rights against the Company including, without limitation, Ispat's indemnification rights under the Merger Agreement. The letter stated that Ispat was notifying the Company of the Proceedings in order to preserve Ispat's rights under the Merger Agreement. The Company's maximum liability for claims relating to breaches of representations and warranties under the Merger Agreement is $90 million in the aggregate. At present, the Company does not know what claims will be made against Ispat as a result of the Proceedings or to what extent any specific claims for indemnification will be made against the Company by Ispat. The Company is therefore unable at the present time to determine Ispat's right to indemnification under the Merger Agreement or whether an adverse outcome in the Proceedings would have a material adverse effect on the Company's financial condition or results of operations.

YEAR 2000

The Company and its subsidiaries and divisions operated as usual before, during and after the calendar rollover to the year 2000.

  The Company had extensive employee participation in the testing of its systems and system environment on December 31, 1999, January 1, 2000 and January 2, 2000. During this period the Company experienced a few minor problems related to the date conversion which had no impact on the Company's operations.

  The Company has had no incidents in which it has been unable to perform normal business. To the Company's knowledge, there have been no reported incidents in its supply chain or from critical utility providers. The Company is doing business without consequence from the calendar rollover to the year 2000.

  The Company continues to monitor its systems carefully as various functions are performed for the first time in the new year. These functions were covered in enterprise testing and the Company has no reason to believe they will cause any issues.

  Projected costs for the Year 2000 conversion were $7 million to $8 million, covering the time period of 1996 through 2000. The current cost estimate is approximately $6.6 million.

  Additionally, there was considerable time from existing personnel outside of the systems departments expended on this project. These efforts did not add directly to the Company's costs but delayed and deflected work from other business objectives.

  Of the time and resources expended on this issue, the Company estimates that 60 percent was involved in project planning, systems inventory tasks, systems assessments, remediation, and reinstallation; 20 percent was involved in testing and contingency planning; and 20 percent was expended on communications with customers and suppliers (either to respond to their inquiries or to perform inquiries of our own).

  At this time the Company has no evidence to indicate there are material risks to its continued operation or financial performance as a result of specific Year 2000 computer-related issues. The contingency planning performed will have many valuable uses as means to mitigate future potential interruptions in the Company's supply chain or of critical utility dependencies.

                                     Ryerson Tull, Inc. and Subsidiary Companies

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

  .  The appropriate separation of duties in organizational arrangements

  . The establishment and communication of accounting and business policies together with detailed procedures for their implementation

  .  The use of an intensive ongoing program of internal auditing

  . The use of a detailed budgeting system to ensure that expenditures are properly approved and charged

     The Audit Committee annually recommends to the Board of Directors the appointment of a firm of independent auditors to audit the annual financial statements for the Board's approval. The current report of the independent auditors appears below. The principal role of the Audit Committee of the Board of Directors (consisting entirely of non-management Directors) is to review the conclusions reached by management in its evaluation of internal accounting controls, approve the scope of audit programs and evaluate audit results of both independent accountants and internal auditors. Both groups have unrestricted access to the Audit Committee, without the presence of management.

REPORT OF INDEPENDENT AUDITORS

                       [LOGO OF PRICEWATERHOUSECOOPERS]

To the Board of Directors and Stockholders of Ryerson Tull, Inc.

In our opinion, the consolidated financial statements on pages 18 through 31 present fairly, in all material respects, the financial position of Ryerson Tull, Inc. (formerly Inland Steel Industries, Inc.) and subsidiary companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Chicago, Illinois
February 14, 2000


16
Ryerson Tull, Inc. and Subsidiary Companies

FINANCIALS

     18   CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

       19  CONSOLIDATED STATEMENT OF CASH FLOWS

         20   CONSOLIDATED BALANCE SHEET

             21 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

               22 SUMMARY BY QUARTER AND STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

                  23  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     Ryerson Tull, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS
YEARS ENDED DECEMBER 31

-------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS,
EXCEPT PER SHARE DATA                                               1999       1998       1997
-------------------------------------------------------------------------------------------------
Net sales                                                         $2,763.5   $2,782.7   $2,804.0
    Cost of materials sold                                         2,131.6    2,156.9    2,178.0
Gross profit                                                         631.9      625.8      626.0
    Operating expense                                                504.5      502.5      483.0
    Depreciation and amortization                                     32.1       33.2       27.7
    Pension curtailment gain                                            --         --       (8.9)
    Gain on sale of assets                                            (1.8)      (5.9)      (8.9)
                                                                  -------------------------------
Operating profit                                                      97.1       96.0      133.1
Other expense
    Other revenue and expense, including interest income               1.0       20.6       26.7
    Interest and other expense on debt                               (24.2)     (33.6)     (40.3)
                                                                  -------------------------------
Income before income taxes, minority interest, discontinued
    operations and extraordinary loss                                 73.9       83.0      119.5
Provision for income taxes (Note 11)                                  34.8       30.6       46.6
                                                                  -------------------------------
Income before minority interest, discontinued operations
    and extraordinary loss                                            39.1       52.4       72.9
Minority interest in RT                                                0.7        4.7        8.4
                                                                  -------------------------------
Income from continuing operations                                     38.4       47.7       64.5
Discontinued operations - Inland Steel Company
    Income from operations (net of tax of $7.9 and $33.7,
        respectively)                                                   --       13.8       54.8
    Gain on sale (net of tax of $76.9 in 1998)                        17.3      510.8         --
                                                                  -------------------------------
Income before extraordinary loss                                      55.7      572.3      119.3
Extraordinary loss on early retirement of debt
   (net of tax of $7.1 cr.)                                             --      (21.4)        --
                                                                  -------------------------------
Net income                                                            55.7      550.9      119.3
Dividend requirements for preferred stock (net of
   tax benefits related to leveraged ESOP shares)                      0.2        6.9        9.1
                                                                  -------------------------------
Net income applicable to common stock                             $   55.5   $  544.0   $  110.2
                                                                  ===============================
Per share of common stock
    Basic
      Income from continuing operations                           $   1.56   $   1.03   $   1.13
      Inland Steel Company - discontinued operations                    --       0.35       1.12
                           - gain on sale                             0.71      12.95         --
      Extraordinary loss on early retirement of debt                    --      (0.54)        --
                                                                  -------------------------------
      Basic earnings per share                                    $   2.27   $  13.79   $   2.25
                                                                  ===============================
    Diluted
      Income from continuing operations                           $   1.56   $   0.99   $   1.08
      Inland Steel Company - discontinued operations                    --       0.33       1.05
                           - gain on sale                             0.70      12.23         --
      Extraordinary loss on early retirement of debt                    --      (0.51)        --
                                                                  -------------------------------
      Diluted earnings per share                                  $   2.26   $  13.04   $   2.13
                                                                  ===============================

Retained earnings (accumulated deficit) at beginning of year      $  491.2   $  (45.6)  $ (146.0)
Net income for the year                                               55.7      550.9      119.3
Dividends declared
    Common ($0.20 per share)                                          (4.9)      (7.2)      (9.8)
    Preferred (Note 6)                                                (0.2)      (6.9)      (9.1)
                                                                  -------------------------------
Retained earnings (accumulated deficit) at end of year            $  541.8   $  491.2   $  (45.6)
                                                                  ===============================

See Notes to Consolidated Financial Statements on pages 22-31.

Ryerson Tull, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH
YEARS ENDED DECEMBER 31


-------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                   1999         1998          1997
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $ 55.7      $   550.9      $ 119.3
Adjustments to reconcile net income to net cash provided by
  (used for) operating activities
     Income from discontinued operations                                 --          (13.8)       (54.8)
     Depreciation and amortization                                     32.1           33.2         27.7
     Deferred income taxes                                             27.6            2.8          3.9
     Deferred employee benefit cost                                    (5.9)           0.4        (11.3)
     Stock issued for coverage of employee benefit plans                 --           39.4         21.8
     Gain from sale of ISC, net of tax                                (17.3)        (510.8)          --
     Gain from sale of assets                                          (1.8)          (5.9)        (8.9)
     Change in
        Receivables                                                    (7.7)          21.7        (12.0)
        Inventories                                                    (8.2)         (77.5)       (33.8)
        Accounts payable                                              (13.7)           7.4          8.4
        Other accrued liabilities                                     (28.5)         (78.4)        (6.4)
     Other items                                                        0.9            1.6          3.5
                                                                     ----------------------------------
        Net adjustments                                               (22.5)        (579.9)       (61.9)
                                                                     ----------------------------------
        Net cash provided by (used for) operating activities           33.2          (29.0)        57.4
                                                                     ----------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                  (31.6)         (40.1)       (41.3)
Acquisitions (Note 12)                                                (66.0)          (7.7)      (139.9)
Investments in and advances to joint ventures, net                       --           (4.2)        (8.1)
Proceeds from sales of assets                                           9.4          919.8         18.2
                                                                     ----------------------------------
      Net cash provided by (used for) investing activities            (88.2)         867.8       (171.1)
                                                                     ----------------------------------
FINANCING ACTIVITIES
Long-term debt retired                                                   --         (202.8)       (17.3)
Reduction of debt assumed in acquisitions                                --             --        (25.3)
Redemption of Series E Preferred Stock                                   --          (81.7)          --
Dividends paid                                                         (5.1)         (17.5)       (20.8)
Acquisition of treasury stock                                            --         (839.6)        (6.7)
                                                                     ----------------------------------
        Net cash used for financing activities                         (5.1)      (1,141.6)       (70.1)
                                                                     ----------------------------------
Cash provided by discontinued operations                                 --          279.4         41.0
                                                                     ----------------------------------
Net decrease in cash and cash equivalents                             (60.1)         (23.4)      (142.8)
Cash and cash equivalents - beginning of year                          99.6          123.0        265.8
                                                                     ----------------------------------
Cash and cash equivalents - end of year                              $ 39.5      $    99.6      $ 123.0
                                                                     ==================================
SUPPLEMENTAL DISCLOSURES
Cash paid during the year for
     Interest                                                        $ 23.8      $    32.8      $  39.3
     Income taxes, net                                                 22.5           63.4         27.5

See Notes to Consolidated Financial Statements on pages 22-31.

                                     Ryerson Tull, Inc. and Subsidiary Companies

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31

-----------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                                    1999          1998
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                                       $   39.5      $   99.6
     Receivables less provision for allowances, claims and
        doubtful accounts of $7.2 and $6.9, respectively                                307.9         284.5
     Inventories (Note 2)                                                               542.7         500.4
     Deferred income taxes (Note 11)                                                       --           5.6
                                                                                     ----------------------
     Total current assets                                                               890.1         890.1
Investments and advances                                                                 30.0          34.9
Property, plant and equipment, at cost, less accumulated
  depreciation (see details page 21)                                                    273.2         293.6
Deferred income taxes (Note 11)                                                          56.4          76.9
Intangible pension asset (Note 10)                                                         --           4.5
Prepaid pension costs (Note 10)                                                          19.7            --
Excess of cost over net assets acquired, less accumulated
  amortization of $24.1 and $19.0, respectively                                         108.0          78.2
Deferred charges and other assets                                                         9.8          12.8
                                                                                     ----------------------
     Total assets                                                                    $1,387.2      $1,391.0
                                                                                     ======================
LIABILITIES
Current liabilities
     Accounts payable                                                                $  201.2      $  199.6
     Accrued liabilities
        Salaries, wages and commissions                                                  25.7          22.9
        Taxes                                                                            25.7          53.7
        Interest on debt                                                                 10.2          10.2
        Other accrued liabilities                                                        13.6          31.7
        Deferred income taxes (Note 11)                                                   3.2            --
                                                                                     ----------------------
     Total current liabilities                                                          279.6         318.1
Long-term debt (see details page 21 and Note 4)                                         258.8         257.0
Deferred employee benefits (Note 10)                                                    151.0         193.6
                                                                                     ----------------------
     Total liabilities                                                                  689.4         768.7
                                                                                     ----------------------
Minority interest in RT                                                                    --          58.7
Commitments & contingencies (Note 14)                                                      --            --

STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value, 15,000,000 shares authorized for all series,
  aggregate liquidation value of $3.4 in 1999 and 1998 (Notes 5 and 6)                    0.1           0.1
Common stock, $1.00 par value; authorized - 100,000,000 shares; issued -
  50,556,350 shares (Notes 6 through 8)                                                  50.6          50.6
Capital in excess of par value (Note 6)                                                 863.3         897.2
Retained earnings                                                                       541.8         491.2
Restricted stock awards                                                                  (0.4)           --
Treasury stock at cost - Common stock of 25,782,759 shares in 1999 and
  28,799,249 shares in 1998                                                            (754.7)       (845.3)
Accumulated other comprehensive income (Note 6)                                          (2.9)        (30.2)
                                                                                     ----------------------
        Total stockholders' equity                                                      697.8         563.6
                                                                                     ----------------------
        Total liabilities, minority interest and stockholders' equity                $1,387.2      $1,391.0
                                                                                     ======================

See Notes to Consolidated Financial Statements on pages 22-31.

Ryerson Tull, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31

-------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                   1999         1998          1997
-------------------------------------------------------------------------------------------------------
Net income                                                           $ 55.7      $   550.9      $ 119.3
Other comprehensive income:
     Foreign currency translation adjustments                           0.4             --           --
     Minimum pension liability adjustment, net of tax of $18.3
        and $18.3 cr., respectively                                    26.9          (26.9)          --
                                                                     ----------------------------------
Comprehensive income                                                 $ 83.0      $   524.0      $ 119.3
                                                                     ==================================


SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31

-------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS                                                                1999          1998
-------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                                                       $    29.0      $  28.8
Buildings, machinery and equipment                                                   545.8        549.6
Transportation equipment                                                               4.2          5.4
                                                                                 ----------------------
     Total                                                                           579.0        583.8
Less -
Accumulated depreciation                                                             305.8        290.2
                                                                                 ----------------------
     Net property, plant and equipment                                           $   273.2      $ 293.6
                                                                                 ======================
LONG-TERM DEBT
Ryerson Tull, Inc.
     Notes, 8.5% due July 15, 2001                                               $   151.0      $ 150.0
     Notes, 9.125% due July 15, 2006                                                 100.8        100.0
Joseph T. Ryerson & Son, Inc.
     Obligation for Industrial Revenue Bond with floating rate,
        set weekly based on 13-week Treasury bills, due November 1, 2007               7.0          7.0
                                                                                 ----------------------
     Total long-term debt                                                        $   258.8      $ 257.0
                                                                                 ======================

See Notes to Consolidated Financial Statements on pages 22-31.

                                     Ryerson Tull, Inc. and Subsidiary Companies

SUMMARY BY QUARTER (UNAUDITED)

                                                                                                      1998
----------------------------------------------------------------------------------------------------------
Dollars in millions, EXCEPT PER SHARE DATA             1Q          2Q          3Q          4Q         YEAR
----------------------------------------------------------------------------------------------------------
Net sales                                        $  740.8    $  724.9     $ 688.5     $ 628.5     $2,782.7
Gross profit                                        167.3       166.7       152.4       139.4        625.8
Income from continuing
   operations before taxes                           30.4        29.1        16.6         4.9         83.0
Net income                                           21.8        28.4      489.7+        11.0        550.9+
                                                 ---------------------------------------------------------
Earnings per common share
   Basic                                         $   0.40    $   0.53     $ 12.72     $  0.47     $  13.79*
   Diluted                                           0.38        0.51       12.02        0.46        13.04*
                                                 ---------------------------------------------------------
Market price per common share
   High                                          $ 29 1/2    $ 30 1/2     $29 3/4     $    22     $ 30 1/2
   Low                                            17 1/16          26      17 7/8      14 1/8       14 1/8
   Close                                           27 5/8     28 3/16      21 3/4      16 7/8       16 7/8

                                                                                                          1999
--------------------------------------------------------------------------------------------------------------
Dollars in millions, EXCEPT PER SHARE DATA              1Q            2Q          3Q           4Q         YEAR
--------------------------------------------------------------------------------------------------------------
Net sales                                        $   691.4     $   708.1     $ 686.9     $  677.1     $2,763.5
Gross profit                                         157.6         165.0       156.9        152.4        631.9
Income from continuing
   operations before taxes                            19.6          19.6        17.7         17.0         73.9
Net income                                             9.8          27.6+        9.6          8.7         55.7+
                                                 -------------------------------------------------------------
Earnings per common share
   Basic                                         $    0.42     $    1.10     $  0.38     $   0.35     $   2.27*
   Diluted                                            0.42          1.10        0.38         0.34         2.26*
                                                 -------------------------------------------------------------
Market price per common share
   High                                          $19 13/16     $ 25 1/16     $23 3/4     $ 24 3/4     $25 1/16
   Low                                                  14      14 11/16      18 7/8           18           14
   Close                                          14 11/16       22 9/16      23 1/8      19 7/16      19 7/16

+ Includes gain on sale of Inland Steel Company.
* Amounts for the quarters do not total to the amount reported for the year due to differences in the average numbers of shares outstanding.


STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include all domestic and foreign subsidiaries that are more than 50-percent-owned and controlled. The Company's investments in less than majority-owned joint ventures are accounted for under the equity method. Minority interests represent outside shareholders' 13 percent interest in RT prior to February 25, 1999.

REVENUE RECOGNITION
Revenue is recognized upon shipment of goods to customers.

PER SHARE RESULTS

Basic per share results are based on the weighted average number of common shares outstanding and take into account the dividend requirements of preferred stock, net of tax benefits related to the leveraged Series E ESOP Convertible Preferred shares. Diluted per share results reflect the dilutive effect of outstanding stock options, the further dilutive effect of the assumed conversion into common stock of the outstanding shares of convertible preferred stock, and the elimination of the related preferred stock dividends. Also reflected in diluted earnings per common share is an adjustment for the additional ESOP contribution, net of tax benefits, that would be necessary to meet debt service requirements that would arise upon conversion of the leveraged Series E ESOP Convertible Preferred Stock, due to the excess of the preferred dividend over the common dividend. (See Note 5 for additional information regarding the ESOP.)

CASH EQUIVALENTS

Cash equivalents reflected in the financial statements are highly liquid, short-term investments with maturities of three months or less that are an integral part of the Company's cash management portfolio.

INVENTORY VALUATION
Inventories are valued at cost, which is not in excess of market. Cost is determined by the last-in, first-out ("LIFO") method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation is based on the estimated useful lives of the assets (45 years for buildings and 14.5 years for machinery and equipment). Expenditures for normal repairs and maintenance are charged against income in the period incurred.

EXCESS OF COST OVER NET ASSETS ACQUIRED
The excess of cost over the fair value of net assets of businesses acquired is being amortized over 25-year periods.

LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized.

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

RECLASSIFICATION
Certain items previously reported have been reclassified to conform with the 1999 presentation.

Ryerson Tull, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1: Reorganization and Recapitalization

On February 25, 1999, the Company and its majority-owned subsidiary Ryerson Tull, Inc. ("RT") merged through the process of converting each share of RT Class A common stock into 0.61 share of Company common stock. After the merger, the Company changed its name from Inland Steel Industries, Inc. to Ryerson Tull, Inc. All references to RT in these financial statements refer to the pre-merger, majority-owned subsidiary of the Company.

     The merger was accounted for as a purchase for financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of RT in proportion to the 13% minority interest were recorded at their fair values at the effective time of the merger.

     On July 16, 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company ("ISC"), the Company's wholly owned subsidiary that constituted the steel manufacturing and related operations segment of the Company's consolidated operations, pursuant to an agreement and plan of merger dated May 27, 1998, as amended as of July 16, 1998 (the "Merger Agreement"), among the Company, ISC, Ispat and Inland Merger Sub, Inc. (an Ispat subsidiary). Pursuant to the merger, the Company received $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. The results of operations of ISC have been segregated from the results of continuing operations and reported as a separate item on the statement of operations. The Company's primary business is currently metals distribution and processing.

     In the second quarter of 1999, the Company reported a favorable $17.3 million adjustment to taxes for the gain on the sale of ISC.

     ISC's revenues, including intercompany sales, were $1,310.0 million through July 16, 1998, the date of the ISC/Ispat Transaction, and $2,467.5 million in 1997.

     Subsequent to the completion of the ISC/Ispat Transaction, the Company undertook a Dutch auction self-tender program that resulted in its repurchase of approximately 26.5 million shares at $30 per share in 1998. Additionally, in 1998, 1.8 million common shares were repurchased in the open market for approximately $35 million following the completion of the self-tender program.

     During the third quarter of 1998, the Company elected to prepay its $100 million Subordinated Voting Note held by an affiliate of Nippon Steel Corporation ("NSC"). The Company recognized an after-tax loss on the prepayment of the debt of $11.2 million.

     During the fourth quarter of 1998, the Company redeemed all remaining outstanding shares of its Series E Convertible Preferred Stock (Note 5). The ESOP Trustee repaid all existing notes within the Employee Stock Ownership Plan ("ESOP") Trust. This termination included the prepayment of ESOP Notes upon which the Company recognized an after-tax loss of $10.2 million.

Note 2: Inventories
Inventories were classified on December 31 as follows:

-------------------------------------------------------
DOLLARS IN MILLIONS                     1999       1998
-------------------------------------------------------
In process and finished products     $ 542.4    $ 500.0
Supplies                                 0.3        0.4
                                     ------------------
Total                                $ 542.7    $ 500.4

Replacement costs for the LIFO inventories exceeded LIFO values by approximately $63 million and $71 million on December 31, 1999 and 1998, respectively.

Note 3: Borrowing Arrangements

At December 31, 1999, the Company had available an unused credit facility totaling $250 million. The facility, which extends to September 5, 2002, requires compliance with various financial covenants including minimum net worth and leverage ratios. In the fourth quarter of 1998, the committed banks waived certain provisions of the credit agreement to facilitate the merger of RT with the Company.

Note 4: Long-Term Debt

In July 1996, RT sold $150 million of 8.5 percent Notes, due July 15, 2001, and $100 million of 9.125 percent Notes, due July 15, 2006, in a public offering. The indenture under which the Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates, and mergers, consolidations and certain sales of assets. On February 26, 1999, the indenture trustee agreed to a supplement to the indenture agreement allowing the Company to succeed its subsidiary, RT, as obligee for the Notes.

     On February 1, 2000, the Company's subsidiary, Joseph T. Ryerson & Son, Inc., redeemed its $7.0 million Industrial Revenue Bond obligation. As a result, this subsidiary is no longer required to maintain specified amounts of working capital and net worth and to meet leverage tests as outlined in the loan agreement.

     Maturity of long-term debt due within five years is $150 million in 2001. See Note 14 regarding commitments and contingencies for other scheduled payments.

Note 5: Employee Stock Ownership Plan

The Company sponsored a 401(k) plan through which eligible salaried employees could defer a portion of their salary. Through December 31, 1998, the Company matched the first five percent of each eligible participant's salary contributed, subject to certain IRS limitations. In July 1989, the Board of Directors amended this plan to include a leveraged ESOP. The ESOP Trust purchased 3.1 million newly issued shares of Series E ESOP Convertible Preferred Stock from the Company with the proceeds of loans totaling $150 million. As a result, effective January 1, 1990, the Company's matching contribution in the 401(k) plan was made in shares of Series E ESOP Convertible Preferred Stock provided principally by the Company's ESOP, supplemented as needed by newly issued shares. The Company accounted for its ESOP in accordance with American Institute of Certified Public Accountants Statement of Position 76-3.

     The Company made semiannual contributions to the ESOP equal to the ESOP Trust's debt service less dividends on leveraged shares (shares purchased by the ESOP Trust in July 1989) received by the ESOP Trust. All dividends received by the ESOP Trust were used to pay debt service. Dividends on Series E ESOP Convertible Preferred Stock were recorded when declared as reductions to retained earnings, net of applicable tax benefits on unallocated shares. Dividends on allocated leveraged shares were replaced with additional Series E ESOP Convertible Preferred shares. Dividends on unallocated leveraged shares served to reduce interest expense recognized by the Company.

     Effective January 1, 1998, salaried employees at RT no longer participated in the above-described plan. At that date, RT established a new savings plan to which RT employees' account balances, including Series E ESOP Convertible Preferred shares, were transferred. The employer matching contribution in the savings plan

                                     Ryerson Tull, Inc. and Subsidiary Companies
was made in cash, and such participants no longer received shares, except for dividend replacement shares which continued to be allocated to their accounts consistent with plan provisions. Compensation expense recognized at RT was not materially impacted as a result of the change in savings plans.

     Upon completion of the ISC/Ispat Transaction, ISC salaried employees no longer participated in the ESOP. The Company redeemed 1.1 million shares of Series E Preferred Stock held in the 401(k) plan accounts of ISC employees prior to the transfer of account balances to a savings plan sponsored by Ispat.

     With ISC and RT employees no longer participating, there were very few participants remaining in this 401(k) plan. During the fourth quarter of 1998, the Company requested that the plan trustee repay all existing Notes of the ESOP Trust. The Company redeemed all outstanding Series E Preferred Stock. The Trust used the proceeds of unallocated shares and additional contributions from the Company to repay the Notes. The Company was required to recognize an extraordinary loss during the fourth quarter as a result of the early retirement of this debt (Note 1). At December 31, 1998, the Company's 401(k) plan merged with RT's savings plan.

     In 1998, the ESOP Trust received $5.2 million in dividends and $8.2 million in contributions, and in 1997, received $10.6 million in dividends and $8.1 million in contributions from the Company to make required scheduled principal and interest payments.

     As principal and interest payments were made, Series E ESOP Convertible Preferred shares were made available for allocation based on the proportion of current payments to the total of current plus future payments. As shares were allocated, the Company recorded compensation expense equal to the original stated value of the shares of Series E ESOP Convertible Preferred Stock allocated to the participants during the period. Compensation expense related to the ESOP recognized by the Company totaled $3.3 million in 1998 and $8.4 million in 1997.

     Interest expense was recognized as it was incurred by the ESOP Trust. Interest expense incurred by the ESOP Trust totaled $6.6 million in 1998 and $8.6 million in 1997.

Note 6: Capital Stock and Accumulated Other Comprehensive Income

On December 31, 1999, 4,026,036 shares of common stock remained reserved for issuance under the Company's various stock plans and upon conversion of shares of preferred stock.

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

     Shares of Series E Preferred Stock, $1.00 par value per share, entitled the holder to cumulative annual dividends of $3.523 per share, payable semiannually, and to 1.25 votes per share. Shares of Series E ESOP Convertible Preferred Stock were convertible into the Company's common stock on a one-for-one basis. During the fourth quarter of 1998, all outstanding shares of Series E Preferred Stock were redeemed.

     The following table details changes in capital accounts:

--------------------------------------------------------------------------------------------------------------------
                                                                                                    Preferred Stock
                                                     Common Stock           Treasury Stock                 Series A
--------------------------------------------------------------------------------------------------------------------
SHARES IN THOUSANDS AND
 DOLLARS IN MILLIONS                            Shares    Dollars       Shares     Dollars       Shares     Dollars
--------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                      50,556      $50.6       (1,648)    $ (44.2)          94        $0.1

 Acquisition of treasury stock                      --         --         (299)       (6.7)          --          --
 Issued under employee benefit plans                --         --          415        11.0           --          --
 Redemption of Series E
   Preferred Stock                                  --         --           --          --           --          --
 Other changes                                      --         --          (26)       (0.6)          --          --
                                                --------------------------------------------------------------------
Balance at December 31, 1997                    50,556       50.6       (1,558)      (40.5)          94         0.1
 Tender offer buy-back                              --         --      (26,485)     (797.7)          --          --
 Acquisition of treasury stock                      --         --       (2,089)      (41.9)          --          --
 Issued under employee benefit plans                --         --        1,395        36.7           --          --
 Redemption of Series E Preferred                   --         --           --          --           --          --
 Conversion of Series A
   Preferred stock                                  --         --           12         0.3          (12)         --
 Minimum pension liability
   (net of tax of $18.3 cr.)                        --         --           --          --           --          --
 Other changes                                      --         --          (74)       (2.2)          (4)         --
                                                --------------------------------------------------------------------
Balance at December 31, 1998                    50,556       50.6      (28,799)     (845.3)          78         0.1
 Conversion of RT Class A Common                    --         --        3,265        95.6           --          --
 Acquisition of treasury stock                      --         --         (264)       (5.4)          --          --
 Issued under employee stock plans                  --         --            6         0.2           --          --
 Minimum pension liability
   (net of tax of $18.3)                            --         --           --          --           --          --
 Foreign currency translation                       --         --           --          --           --          --
 Other changes                                      --         --            9         0.2           --          --
                                                --------------------------------------------------------------------
Balance at December 31, 1999                    50,556      $50.6      (25,783)    $(754.7)          78        $0.1
                                                ====================================================================


--------------------------------------------------------------------------------------------------------------------
                                                                   Capital in                 Accumulated Other
                                                Preferred Stock     Excess of                     Comprehensive
                                                       Series E     Par Value                            Income
--------------------------------------------------------------------------------------------------------------------
                                                                                         Foreign        Minimum
SHARES IN THOUSANDS AND                                                                 Currency        Pension
 DOLLARS IN MILLIONS                          Shares    Dollars       Dollars        Translation      Liability
--------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                     3,081     $  3.1      $1,040.2           $   (3.3)           $--

 Acquisition of treasury stock                    --         --            --                 --             --
 Issued under employee benefit plans              58         --            --                 --             --
 Redemption of Series E
   Preferred Stock                              (124)      (0.1)         (6.0)                --             --
 Other changes                                    --         --          (1.7)                --             --
                                              -----------------------------------------------------------------------
Balance at December 31, 1997                   3,015        3.0       1,032.5               (3.3)
 Tender offer buy-back                            --         --            --                 --             --
 Acquisition of treasury stock                    --         --            --                 --             --
 Issued under employee benefit plans              10         --          (2.5)                --             --
 Redemption of Series E Preferred             (3,025)      (3.0)       (144.0)                --             --
 Conversion of Series A
   Preferred stock                                --         --          (0.4)                --             --
 Minimum pension liability
   (net of tax of $18.3 cr.)                      --         --            --                 --          (26.9)
 Other changes                                    --         --          11.6                 --             --
                                              -----------------------------------------------------------------------
Balance at December 31, 1998                      --         --         897.2               (3.3)         (26.9)
 Conversion of RT Class A Common                  --         --         (33.7)                --             --
 Acquisition of treasury stock                    --         --            --                 --             --
 Issued under employee stock plans                --         --          (0.1)                --             --
 Minimum pension liability
   (net of tax of $18.3)                          --         --            --                 --           26.9
 Foreign currency translation                     --         --            --                0.4             --
 Other changes                                    --         --          (0.1)                --             --
                                              -----------------------------------------------------------------------
Balance at December 31, 1999                      --     $   --      $  863.3           $   (2.9)           $--
                                              =======================================================================

Ryerson Tull, Inc. and Subsidiary Companies

Note 7: Stock Option Plans

The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the option plans been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------------------
DOLLARS IN MILLIONS
(EXCEPT PER SHARE DATA)                  1999       1998       1997
-------------------------------------------------------------------
Net income - as reported               $ 55.7    $ 550.9    $ 119.3
Net income - pro forma                 $ 53.0    $ 547.0    $ 116.0
Earnings per share - as reported       $ 2.27    $ 13.79    $  2.25
Earnings per share - pro forma         $ 2.16    $ 13.69    $  2.18
                                       ----------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 1.00%; expected volatility of 41.93%; risk-free interest rate of 5.27%; and expected term of 5 years.

     In February 1999, after the merger of the Company and RT, the Compensation Committee of the Board of Directors of the Company authorized the substitution of Company common stock options for RT common stock options. As the exercise price of substituted options exceeded the then current market price of Company stock and all other terms of the options remained unchanged, there was no material increase in value to the employees resulting from the substitution and no material increase in cost to the Company. 1,005,375 of Company stock options were substituted for 1,648,297 RT stock options. Options substituted retain their originally granted vesting schedules. During 1998 and 1997, RT granted options to employees under a separate plan. 87 percent of the compensation cost for these options, had they been determined on the fair value at the grant date consistent with the provisions of FASB Statement No. 123, is included in the above pro forma numbers.


Company Plan

The 1999 Incentive Stock Plan, approved by stockholders on April 28, 1999, provides for the issuance, pursuant to options and other awards, of 1.0 million shares of common stock plus shares available for issuance under the 1995 and 1992 Incentive Stock Plans, to officers and other key employees. As of December 31, 1999, a total of 1,694,197 shares were available for future grants under the Plan. Options remain outstanding and exercisable under the 1995, 1992 and 1988 Incentive Stock Plans; however, no further options may be granted under these plans after April 28, 1999. During 1999, options were granted to 12 executive officers under the 1995 Plan and two executive officers under the 1999 Plan. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. Generally, options become exercisable over a three year period with one-third becoming fully exercisable at the end of each year. Options expire ten years from the date of grant. The following summarizes the status of options under the plans for the periods indicated:

-------------------------------------------------------------------------------
                                                                       Weighted
                                                    Option Exercise     Average
                                      Number of      Price or Range    Exercise
                                         Shares           Per Share       Price
-------------------------------------------------------------------------------
Options (granted and unexercised)
  at December 31, 1996
  (1,610,246 exercisable)             2,703,946      $21.38 - 39.75      $27.72
     Granted                             34,300               24.38       24.38
     Exercised                          (17,400)      21.38 - 26.13       21.78
     Forfeited                          (97,500)      22.69 - 39.75       27.46
     Expired                            (38,110)      25.50 - 39.75       32.65
                                     ------------------------------------------
Options (granted and unexercised)
  at December 31, 1997
  (1,978,823 exercisable)             2,585,236       21.38 - 39.75       27.72
     Granted                            205,000       18.16 - 19.22       18.83
     Exercised                       (1,214,950)      19.22 - 28.50       24.26
     Forfeited                           (9,700)      24.69 - 33.75       26.49
     Expired                           (210,104)      25.50 - 39.75       35.53
                                     ------------------------------------------
Options (granted and unexercised)
  at December 31, 1998
  (1,280,482 exercisable)             1,355,482       18.16 - 39.75       28.14
     Granted                            433,500       16.03 - 24.81       16.73
     Exercised                               --                  --          --
     Forfeited                         (171,797)      17.13 - 39.75       25.77
     Expired                           (690,524)      21.38 - 53.49       30.71
     Substituted for RT options       1,005,375       21.93 - 53.49       30.87
                                     ------------------------------------------
Options (granted and unexercised)
  at December 31, 1999
  (1,262,170 exercisable)             1,932,036       16.03 - 48.44       26.29
                                     ==========================================

The weighted-average fair value of options granted during 1999 was $6.91.

                                     Ryerson Tull, Inc. and Subsidiary Companies

The following table summarizes information about fixed-price stock options outstanding at December 31, 1999:

---------------------------------------------------------------------------------------------------------
                                                     Options Outstanding              Options Exercisable
---------------------------------------------------------------------------------------------------------
                                           Weighted-           Weighted-                        Weighted-
Range of             Number of     Average Remaining             Average     Number of            Average
Exercise Prices         Shares      Contractual Life      Exercise Price        Shares     Exercise Price
---------------------------------------------------------------------------------------------------------
$21.38 to 28.76          8,466                1 year               28.18         8,466              28.18
 33.75 to 45.42         62,366                1 year               39.11        62,366              39.11
 25.50 to 34.31         49,352               2 years               30.43        49,352              30.43
 26.13 to 35.16         94,581               3 years               30.92        94,581              30.92
 30.88                 163,200               4 years               30.88       163,200              30.88
 41.55 to 48.44         85,420               4 years               42.75        85,420              42.75
 28.50 to 38.35        189,394               5 years               32.71       189,394              32.71
 22.69 to 33.22        319,125               6 years               31.20       319,125              31.20
 23.05 to 25.82        181,343               7 years               23.12       127,643              23.12
 19.22 to 21.93        256,809               8 years               21.61       106,987              21.17
 32.07                  17,080               8 years               32.07         5,636              32.07
 18.16                  75,000               9 years               18.16        50,000              18.16
 16.03 to 24.81        429,900              10 years               16.72            --                N/A
                     ------------------------------------------------------------------------------------

     Stock appreciation rights ("SARs") may also be granted under the 1999 Plan and were granted under the 1988 Plan with respect to shares subject to outstanding options. No SAR has been granted since 1990. SAR compensation expense recorded by the Company was not material for any of the last three years.

     The 1999 Plan also provides, as did the 1995, 1992 and 1988 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 1999, restricted stock awards totaling 8,500 shares and performance awards totaling 55,000 shares were granted. Also during 1999, 12,964 shares of previously granted restricted stock awards vested while 1,372 shares of restricted stock awards were forfeited, 33,132 shares of restricted stock were substituted for RT restricted stock, and 2,848 shares were issued to recipients of performance awards previously granted while 45,413 shares subject to performance awards were forfeited. During the first half of 1998, 10 restricted stock awards totaling 30,000 shares were granted. At the effective time of the ISC/Ispat Transaction, 55,000 shares of restricted stock awards, which represented all unvested restricted stock awards and included the 1998 awards, vested. In addition, 276,760 performance shares were issued while 9,020 performance shares were forfeited. During 1997, 139 performance awards were granted covering 571,560 shares of stock and the equivalent of an additional 294,440 shares of stock payable in either stock or cash. None of these performance awards were paid in 1997, and 285,780 shares were forfeited when performance goals were not achieved. Also during 1997, no restricted stock awards were granted; however, 59,500 shares of previously granted restricted stock awards vested while 5,600 shares of restricted stock were forfeited, and 6,618 shares were issued to recipients of performance awards previously granted while no shares were forfeited.

     At December 31, 1999, there were 27,753 shares of restricted stock granted, but not vested, and 21,784 shares from performance awards earned, but not vested.

     Until July 31, 1998, the Company also sponsored an employee stock purchase plan under which employees could utilize payroll deductions to purchase stock at the end of six-month periods at a price equal to 90 percent of the fair market value price on the last day of the period. In 1998 and 1997, employees received stock with a total value that was approximately $60,000 and $100,000, respectively, greater than the price paid for the stock issued. During the third quarter of 1998, the Company elected to terminate the employee stock purchase plan.

Director Plan

The Ryerson Tull Directors' 1999 Stock Option Plan (the "Directors' Option Plan") provides that each person who is a non-employee director as of the close of each annual meeting, beginning with the 1999 annual meeting, will be awarded a stock option for shares having a value of $20,000 (based on the Black-Scholes option pricing model) and an exercise price equal to the fair market value of the Company's common stock on the date of grant. Individuals who become non-employee directors other than at an annual meeting are, at the time of their election or appointment as a non-employee director, awarded stock options for shares having a value that is prorated to reflect a partial year's service. The options awarded under the Directors' Option Plan are exercisable 50 percent after six months and 100 percent after one year of the grant date. The options expire 10 years after the date of grant. A total of 300,000 shares of the Company's common stock are reserved for issuance under the Directors' Option Plan.

     On April 28, 1999, 7 directors were granted a total of 13,090 option shares at an exercise price of $21.84 per share. Half of these option shares vested after six months with the remaining option shares vesting at the time of the 2000 Annual Meeting of Stockholders.

RT Plan

The Ryerson Tull 1996 Incentive Stock Plan (the "RT Plan") provided for the issuance, pursuant to options and other awards, of 2.3 million shares of RT common stock to officers and other key employees. Under this plan, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. With the completion of the merger of the Company and RT on February 25, 1999, no further shares were or will be issued under the RT Plan. The following summarizes the status of RT options under the RT Plan for the periods indicated:

Ryerson Tull, Inc. and Subsidiary Companies

------------------------------------------------------------------------------------------
                                                                                  Weighted
                                                              Option Exercise      Average
                                                Number of      Price or Range     Exercise
                                                   Shares           Per Share        Price
==========================================================================================
Substituted for Company options                 1,041,949      $17.55 - 32.63       $22.79
Forfeited                                          (8,768)      20.26 - 25.34        21.50
                                                ------------------------------------------
Options (granted and unexercised)
  at December 31, 1996
  (511,359 exercisable)                         1,033,181       17.55 - 32.63        22.80
     Granted                                      324,500       14.06 - 15.75        14.10
     Expired                                       (4,625)              25.50        25.50
     Forfeited                                    (20,971)      14.06 - 32.63        23.15
                                                ------------------------------------------
Options (granted and unexercised)
  at December 31, 1997
  (713,514 exercisable)                         1,332,085       14.06 - 32.63        20.67
     Granted                                      421,500       13.38 - 19.56        13.79
     Exercised                                    (31,469)      14.06 - 20.93        17.86
     Expired                                      (20,881)              30.99        30.99
     Forfeited                                    (48,015)      13.38 - 32.63        20.98
                                                ------------------------------------------
Options (granted and unexercised)
  at December 31, 1998
  (920,176 exercisable)                         1,653,220       13.38 - 32.63        18.83
     Forfeited                                     (4,923)      13.38 - 20.26        17.61
     Substituted by Company
        options                                (1,648,297)      13.38 - 32.63        18.83
Options at December 31, 1999                           --                  --           --
                                                ------------------------------------------

     The RT Plan provided that SARs may be granted with substantially the same terms as the Company Plan. In 1998, SARs were granted with respect to 90,000 shares payable in cash, except under limited circumstances, at the rate of one SAR for each share subject to option.

     The Plan provided for the granting of restricted stock and performance awards to officers and other key employees. During 1998, restricted stock awards totaling 31,750 shares were granted 46 key employees. Performance awards totaling 91,800 shares were granted while shares totaling 81,911 were forfeited when performance thresholds were not met. Also during 1998, 13,267 shares of previously granted restricted stock awards vested while 2,500 shares of restricted stock were forfeited. During 1997, restricted stock awards totaling 5,500 shares were granted to three executives and 94 performance awards totaling 90,900 shares were granted. Performance shares totaling 63,885 were forfeited when performance thresholds were not met. Also during 1997, 23,050 shares of previously granted restricted stock awards vested while 1,218 shares of restricted stock were forfeited.

     Upon completion of the merger of the Company and RT, each RT option, SAR and restricted stock share was substituted by 0.61 share of Company options and restricted stock. In addition, the exercise price of each option was adjusted by dividing the pre-merger exercise price per share of each RT option by 0.61.

Note 8: Stockholder Rights Plan

Pursuant to a stockholder rights plan, on November 25, 1997, the Company's Board of Directors declared a dividend distribution, payable to stockholders of record on December 17, 1997, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The Rights will expire December 17, 2007. On September 22, 1999, the stockholder rights plan was amended. Under this amended Plan, the Rights will separate from the common stock and a distribution will occur the earlier of (i) ten days following an announcement that a person or group has acquired beneficial ownership of 10% or more of the outstanding common stock or the date a person enters an agreement providing for certain acquisition transactions or (ii) ten business days following publication of a tender or exchange offer that would result in any person or group beneficially owning 10% or more of the common stock (or a later date as the Board determines). Any person that publicly announced prior to September 22, 1999, that they hold 10% or more of the outstanding common stock ("Existing 10% Stockholder") will not cause a distribution to occur unless that person acquires additional common stock resulting in ownership of 15% or more.

     In the event that any person or group acquires 10% or more of the outstanding shares of common stock (15% in the case of an Existing 10% Stockholder), each Right will entitle the holder, other than such acquiring person or group, to purchase that number of shares of common stock of the Company having a market value of twice the exercise price of the Right. At any time thereafter, if the Company consummates certain business combination transactions or sells substantially all of its assets, each Right will entitle the holder, other than the person or group acquiring 10% or more of the outstanding shares of common stock, to purchase that number of shares of the surviving company stock which at the time of the transaction would have a market value of twice the exercise price of the Right. The preceding sentences will not apply to (i) persons who acquire common stock pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair to and otherwise in the best interest of the Company and its stockholders after receiving advice from one or more investment banking firms and (ii) certain persons owning less than 15% of the outstanding common stock (20% of the outstanding common stock in the case of an Existing 10% Stockholder) who report their ownership on Schedule 13G under the Securities Exchange Act of 1934 or on Schedule 13D under the Exchange Act, provided that they do not state any intention to or reserve the right to control or influence the Company and such persons certify that they acquired their shares inadvertently and will not acquire any additional shares of common stock.

     The Rights will not have voting rights and, subject to certain exceptions, will be redeemable at the option of the Company at a price of one cent per Right (subject to adjustments) at any time prior to the close of business on the fifteenth day following public announcement that a person or group has acquired beneficial ownership of 10% or more of the outstanding common stock or the date a person enters an agreement providing for certain acquisition transactions. Any Rights held by a person triggering a distribution date will become null and void. The Board may exchange all or part of the Rights, except for those acquired by the person or group acquiring 10% or more of the outstanding shares of common stock, for shares of common or preferred stock of the Company. Until a Right is exercised, the holder will have no rights as a stockholder. While the distribution of the Rights will not be taxable to stockholders or the Company, stockholders may recognize taxable income if the rights become exercisable.

Note 9: Derivatives and Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Derivatives

The Company has only limited involvement with derivative financial instruments and does not use them for speculative or trading purposes.

                                     Ryerson Tull, Inc. and Subsidiary Companies

Cash and Cash Equivalents

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Long-Term Debt

The estimated fair value of the Company's long-term debt and the current portions thereof using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $264 million at December 31, 1999, and $282 million at December 31, 1998, as compared with the carrying value of $259 million and $257 million at year-end 1999 and 1998, respectively.

Note 10: Retirement Benefits

Prior to January 1, 1998, the Company's non-contributory defined benefit pension plans covered substantially all Company employees, retirees and their beneficiaries. Benefits provided participants of the plans were based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate for all other wage employees.

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

  Effective January 1, 1998, RT froze the benefits accrued under its defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. For 1999 and 1998, expense recognized for such defined contribution plan was $5.3 million and $4.6 million, respectively. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. The change in pension plan for salaried employees resulted in a one-time pretax curtailment gain of $8.9 million in 1997.

  As part of the ISC/Ispat Transaction, the Inland Steel Industries Pension Plan (the "ISC Pension Plan"), in which employees of both ISC and the Company participated, was transferred to ISC. The Company's remaining employees that formerly had participated in the ISC Pension Plan became participants in the Ryerson Tull Pension Plan.

  The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The assumptions used to determine the information below related to pension benefits and other post-retirement benefits, primarily retired health care, were as follows:

----------------------------------------------------------------
                                                   1999     1998
----------------------------------------------------------------
Discount rate for calculating obligations          7.75%    6.75%
Discount rate for calculating net
 periodic benefit cost                             6.75     7.50
Expected rate of return on plan assets             9.50     9.50
Rate of compensation increase                      4.00     4.00

 The data in the following tables pertain to continuing operations only.


                                                    Years ended September 30
----------------------------------------------------------------------------
                                          Pension Benefits    Other Benefits
                                          ----------------------------------
DOLLARS IN MILLIONS                         1999      1998     1999     1998
----------------------------------------------------------------------------
Change in Benefit Obligation
 Benefit obligation at
  beginning of year                        $ 336     $ 283    $ 105    $ 104
 Service cost                                  6         4        2        2
 Interest cost                                22        21        7        8
 Plan amendments                               3        --       --       --
 Actuarial (gain)/loss                       (32)       38       (3)      (5)
 Business combination                         --        10       --        1
 Curtailment                                   1        --        1       --
 Benefits paid                               (21)      (20)      (6)      (5)
----------------------------------------------------------------------------
Benefit obligation at end of year          $ 315     $ 336    $ 106    $ 105
----------------------------------------------------------------------------
Accumulated benefit
 obligation at end of year                 $ 307     $ 324      N/A      N/A
============================================================================
Change in Plan Assets
 Plan assets at fair value at
  beginning of year                        $ 286     $ 293       --       --
 Actual return on plan assets                 49        (2)      --       --
 Employer contribution                        11         6       --       --
 Business combination                         --         9       --       --
 Benefits paid                               (21)      (20)      --       --
----------------------------------------------------------------------------
Plan assets at fair value at
 end of year                               $ 325     $ 286       --       --
============================================================================
Reconciliation of Prepaid
(Accrued) and Total Amount
Recognized
 Funded status                             $  10     $ (50)   $(106)   $(105)
 Unrecognized net (gain)/loss                  4        64      (21)     (18)
 Unrecognized prior
  service cost                                 6         5      (18)     (24)
----------------------------------------------------------------------------
 Prepaid (accrued) benefit
  cost at September 30                        20        19     (145)    (147)
 Change in account,
  October-December                            --        --        1        1
----------------------------------------------------------------------------
 Net amount recognized at
  December 31                              $  20     $  19    $(144)   $(146)
============================================================================
Amounts recognized in statement
of financial position consist of:
 Prepaid (accrued) benefit cost            $  20     $  --    $(144)   $(146)
 Accrued benefit liability                    --       (38)      --       --
 Intangible asset                             --         5       --       --
 Accumulated other
  comprehensive income                        --        52       --       --
----------------------------------------------------------------------------
 Net amount recognized                     $  20     $  19    $(144)   $(146)
============================================================================

Ryerson Tull, Inc. and Subsidiary Companies

  For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits was 4.5 percent, the level at which it is expected to remain.

-----------------------------------------------------------------
                               Pension Benefits    Other Benefits
                               ----------------------------------
DOLLARS IN MILLIONS             1999      1998     1999     1998
-----------------------------------------------------------------
Components of Net Periodic
 Benefit Cost
 Service cost                   $   6     $   4    $   2    $   2
 Interest cost                     22        21        7        8
 Expected return on assets        (27)      (24)      --       --
 Amortization of prior
   service cost                     1         1       (2)      (3)
 Recognized actuarial
   (gain)/loss                      1        --       --       --
-----------------------------------------------------------------
 Net periodic benefit cost      $   3     $   2    $   7    $   7
=================================================================

  The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

-----------------------------------------------------------------------
DOLLARS IN THOUSANDS                           1% INCREASE  1% DECREASE
-----------------------------------------------------------------------
Effect on service cost plus interest cost           $  456      $  (364)
Effect on postretirement benefit obligation          5,020       (4,016)

Note 11: Income Taxes
  The elements of the provisions for income taxes related to continuing operations for each of the three years indicated below were as follows:

-----------------------------------------------------------
                                                December 31
-----------------------------------------------------------
DOLLARS IN MILLIONS             1999       1998       1997
-----------------------------------------------------------
Current income taxes:
 Federal                        $14.0      $ 8.6      $36.8
 State and foreign                6.3        5.7        5.9
                               ----------------------------
                                 20.3       14.3       42.7
Deferred income taxes            14.5       16.3        3.9
                               ----------------------------
Total tax expense               $34.8      $30.6      $46.6
                               ============================

  The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

----------------------------------------------------------------
                                                    December 31
----------------------------------------------------------------
DOLLARS IN MILLIONS                                 1999   1998
----------------------------------------------------------------
Deferred tax assets (excluding post-
 retirement benefits other than pensions):
   Net operating loss and tax credit
     carryforwards                                 $  28   $  46
   Other deductible temporary
     differences                                      14      36
   Less valuation allowances                          --      --
                                                   -------------
                                                      42      82
                                                   -------------
Deferred tax liabilities:
 Fixed asset basis difference                         31      43
 Other taxable temporary differences                  15      11
                                                   -------------
                                                      46      54
                                                   -------------
Net deferred asset (liability) (excluding post-
 retirement benefits other than pensions)             (4)     28
FASB Statement No. 106 impact (post-
 retirement benefits other than pensions)             57      55
                                                   -------------
Net deferred tax asset                             $  53   $  83
                                                   =============


  For tax purposes, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available at December 31, 1999, AMT credit carryforwards for tax purposes of approximately $28 million, which may be used indefinitely to reduce regular federal income taxes. The Company believes that it is more likely than not that all of its tax credits will be realized.

  Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992. At December 31, 1999, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $57 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

                                                                              29
                                Ryerson Tull, Inc. and Subsidiary Companies

(EXCEPT PER SHARE DATA)






  Income taxes on continuing operations differ from the amounts computed by applying the federal tax rate as follows:

-----------------------------------------------------------------
                                          Years ended December 31
-----------------------------------------------------------------
DOLLARS IN MILLIONS
YEARS ENDED DECEMBER 31                     1999    1998    1997
-----------------------------------------------------------------
Federal income tax expense computed
 at statutory tax rate of 35%               $25.9  $29.0   $41.8
Additional taxes or credits from:
 State and local income taxes, net
   of federal income tax effect               3.8    4.0     4.1
 Non-deductible expenses                      3.0    2.5     2.1
 Foreign (income) or loss not includable
   in federal taxable income                  1.3   (1.2)   (0.1)
 Canadian taxes                               0.4     --      --
All other, net                                0.4   (3.7)   (1.3)
                                            --------------------
   Total income tax provision               $34.8  $30.6   $46.6
                                            ====================

Note 12: Acquisitions

During 1999, the Company acquired Washington Specialty Metals Corporation for approximately $66 million in cash. The acquisition has been accounted for by the purchase method of accounting and the purchase price has been allocated to assets acquired and liabilities assumed. Results of operations since the acquisition are included in the consolidated results. The pro forma effect for 1999 and 1998 had this acquisition occurred at the beginning of each such year is not material.

  During 1997, the Company acquired Thypin Steel Co., Inc., Omni Metals, Inc. and the assets of Cardinal Metals, Inc. for an aggregate of $139.9 million in cash plus the assumption of debt. The acquisitions have been accounted for by the purchase method of accounting and the purchase price has been allocated to assets acquired and liabilities assumed. Results of operations since acquisition for each company are included in the consolidated results.

  During the first quarter of 1998, the Company acquired Brockway Pressed Metals, Inc., a powder metallurgy company. During the fourth quarter of 1998, Brockway was sold as part of the sale of Inland Engineered Materials Corporation.



Note 13: Earnings Per Share

Basic earnings per share
------------------------------------------------------------------
DOLLARS AND SHARES IN MILLIONS
(EXCEPT PER SHARE DATA)                      1999    1998     1997
------------------------------------------------------------------
Income from continuing operations
 before discontinued operations
 and extraordinary items                    $38.4  $ 47.7   $ 64.5
Less preferred stock dividends                0.2     6.9      9.1
                                           -----------------------
Income from continuing operations
 available to common stockholders            38.2    40.8     55.4
Discontinued operations                        --    13.8     54.8
Gain on sale of discontinued operations      17.3   510.8       --
Extraordinary loss on early
 retirement of debt                            --   (21.4)      --
                                           -----------------------
Net income available to common
 stockholders                               $55.5  $544.0   $110.2
                                           =======================
Average shares of common stock
 outstanding                                 24.4    39.4     48.9
                                           =======================
Basic earnings per share
 From continuing operations                 $1.56  $ 1.03   $ 1.13
 Discontinued operations                       --    0.35     1.12
 Gain on sale of discontinued operations     0.71   12.95       --
 Extraordinary loss on early
   retirement of debt                          --   (0.54)      --
                                           -----------------------
Basic earnings per share                    $2.27  $13.79     2.25
                                           =======================


Diluted earnings per share
------------------------------------------------------------------
DOLLARS AND SHARES IN MILLIONS
(EXCEPT PER SHARE DATA)                      1999    1998     1997
------------------------------------------------------------------
Income from continuing operations
 available to common stockholders           $38.2  $ 40.8   $ 55.4
Effective of dilutive securities
 Series E Leveraged Preferred Stock            --     6.3      8.7
 Additional ESOP funding required on
   conversion of Series E Leveraged
   Preferred Stock, net of tax                 --    (5.9)    (8.1)
                                           -----------------------
Income available to common stock-
 holders and assumed conversions
 before discontinued operations
 and extraordinary items                     38.2    41.2     56.0
Discontinued operations                        --    13.8     54.8
Gain on sale of discontinued operations      17.3   510.8       --
Extraordinary loss on early
 retirement of debt                            --   (21.4)      --
                                           -----------------------
Net income available to common stock-
 holders and assumed conversions            $55.5  $544.4   $110.8
                                           =======================
Average shares of common stock
 outstanding                                 24.4    39.4     48.9
Assumed conversion of Series E
 leveraged preferred stock                     --     2.2      3.0
Dilutive effect of stock options              0.2     0.1       --
                                           -----------------------
Shares outstanding for diluted earnings
 per share calculation                       24.6    41.7     51.9
                                           =======================
Diluted earnings per share
 From continuing operations                 $1.56  $ 0.99   $ 1.08
 Discontinued operations                       --    0.33     1.05
 Gain on sale of discontinued operations     0.70   12.23       --
 Extraordinary loss on early
   retirement of debt                          --   (0.51)      --
                                           -----------------------
Diluted earnings per share                  $2.26  $13.04   $ 2.13
                                           =======================


30
      Ryerson Tull, Inc. and Subsidiary Companies

Note 14: Commitments and Contingencies

Pursuant to the ISC/Ispat Merger Agreement, the Company agreed to indemnify Ispat for losses, if they should arise, exceeding certain minimum amounts in connection with breaches of representations and warranties contained in the ISC/Ispat Merger Agreement and for expenditures and losses, if they should arise, relating to certain environmental liabilities exceeding, in most instances, minimum amounts. The maximum liability for which the Company can be responsible with respect to such obligations is $90 million in the aggregate. There are also certain other covenant commitments made by the Company contained in the ISC/Ispat Merger Agreement which are not subject to a maximum amount. In general, Ispat must make indemnification claims with respect to breaches of representations and warranties prior to March 31, 2000; however, claims relating to breaches of representations and warranties related to tax matters and certain organizational matters must be made within 90 days after the expiration of the applicable statute of limitations, and claims with respect to breaches of representations and warranties related to environmental matters must be made prior to July 16, 2003. Ispat has advised the Company of certain environmental expenses which Ispat has incurred, but they are below the minimum indemnification thresholds of the ISC/Ispat Merger Agreement and the Company has not made any indemnification payments to Ispat. The Company has purchased environmental insurance with coverage up to $90 million payable directly to Ispat and ISC. The insurance is expected to cover substantially the same environmental matters for which the Company has agreed to indemnify Ispat.

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

     In the second quarter of 1999, Ispat publicly disclosed that it had been informed by the United States Attorney for the Middle District of Louisiana that it is named as a defendant in a civil proceeding filed under seal in Baton Rouge, Louisiana. The suit was filed by an individual on behalf of the United States Government and asserts violations of the False Claims Act, 31 U.S.C. Sec. 3729, et seq. Ispat also disclosed that it is the target of a federal criminal grand jury investigation in connection with the alleged violations and that the U.S. Attorney and Ispat have agreed that no criminal charges will be filed against Ispat Inland prior to March 5, 2000, while Ispat reviews the matter. Ispat further disclosed that it had been informed by the U.S. Attorney's office of a damage claim in the civil litigation, which, if successfully proved, would be material to its financial position and results of operations. Ispat has stated that it has not had an opportunity to review the factual basis of the claim or the method by which the damages have been calculated, and that it has not yet determined the extent to which other potential corporate defendants are involved.

     By letter dated May 11, 1999, Ispat notified the Company that they view the civil lawsuit and the criminal grand jury investigation (together the "Proceedings") as implicating Ispat's contractual rights against the Company including, without limitation, Ispat's indemnification rights under the Merger Agreement. The letter stated that Ispat was notifying the Company of the Proceedings in order to preserve Ispat's rights under the Merger Agreement. The Company's maximum liability for claims relating to breaches of representations and warranties under the Merger Agreement is $90 million in the aggregate. At present, the Company does not know what claims will be made against Ispat as a result of the Proceedings or to what extent any specific claims for indemnification will be made against the Company by Ispat. The Company is therefore unable at the present time to determine Ispat's right to indemnification under the Merger Agreement or whether an adverse outcome in the Proceedings would have a material adverse effect on the Company's financial condition or results of operations.

     The Company has noncancellable operating leases for which future minimum rental commitments are estimated to total $94.6 million, including approximately $20.5 million in 2000, $17.5 million in 2001, $9.7 million in 2002, $5.3 million in 2003, $4.8 million in 2004 and $36.8 million thereafter.

     Rental expense under operating leases totaled $25.1 million in 1999, $20.7 million in 1998 and $19.3 million in 1997.

     There are various claims and pending actions against the Company. The amount of liability, if any, for these claims and actions at December 31, 1999 is not determinable but, in the opinion of management, such liability, if any, will not have a materially adverse effect on the Company's financial position or results of operations.

                                                                              31

                                  Ryerson Tull, Inc. and Subsidiary Companies