Form 10-K405, Exhibit 13
period 2000-12-31
RYERSON TULL INC /DE/
filed 2001-03-30
CIK 790528

FIVE-YEAR SUMMARY Of Selected Financial Data And Operating Results--Continuing Operations

------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions, except per share and per ton data          2000           1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Summary of Earnings
Net sales                                                    $  2,862.4      $ 2,763.5     $ 2,782.7     $ 2,804.0     $ 2,407.9
Gross profit                                                      569.7          631.9         625.8         626.0         564.2
Operating profit (loss)                                            (4.1)/(1)/     97.1/(2)/     96.0/(3)/    133.1/(4)/    110.7
Income (loss) before income taxes, minority interest,
 discontinued operations, and extraordinary loss                  (33.5)/(1)/     73.9/(2)/     83.0/(3)/    119.5/(4)/    128.5
Income (loss) from continuing operations                          (25.1)/(1)/     38.4/(2)/     47.7/(3)/     64.5/(4)/     78.1
Earnings (loss) per share-basic                                   (1.03)/(1)/     1.56/(2)/     1.03/(3)/     1.13/(4)/     1.42
Earnings (loss) per share-diluted                                 (1.03)/(1)/     1.56/(2)/     0.99/(3)/     1.08/(4)/     1.34

Financial Position at Year-End
Inventory-current value/(5)/                                 $    608.9      $   606.1     $   571.6      $1,013.1     $   900.6
Working capital                                                   418.3          610.5         572.0         660.2         691.0
Property, plant and equipment                                     274.7          273.2         293.6       1,641.8       1,637.0
Total assets                                                    1,372.1        1,387.2       1,391.0       3,646.5       3,541.6
Long-term debt                                                    100.7          258.8         257.0         704.9         773.2
Stockholders' equity                                              661.7          697.8         563.6         900.1         789.0

Financial Ratios
Inventory turnover-current value/(5)/                               3.4            3.7           3.8           4.0           4.2
Operating asset turnover                                            2.3            2.5           2.5           2.8           2.8
Operating profit on operating assets (OP/OA)                       (0.3)%          8.7%          8.6%         13.1%         13.0%
Return on ending stockholders' equity                              (3.8)           5.5           8.5           7.2           9.9

Volume and Per Ton Data
Tons shipped (000)                                                3,339          3,333         3,108         3,020         2,514
Average selling price per ton                                $      857      $     829     $     895      $    928     $     958
Gross profit per ton                                                171            190           201           207           224
Expenses per ton/(6)/                                               165            160           172           169           180
Operating profit per ton/(7)/                                         6             30            29            38            44

Profit Margins
Gross profit as a percent of sales                                 19.9%          22.9%         22.5%         22.3%         23.4%
Expenses as a percent of sales/(6)/                                19.2           19.3          19.3          18.2          18.8
Operating profit as a percent of sales/(7)/                         0.7            3.6           3.2           4.1           4.6

Other Data
Average number of employees                                       4,848          5,128         5,266         5,442         5,038
Tons shipped per average employee                                   689            650           590           555           499
Capital expenditures                                         $     34.7      $    31.6     $    40.1      $   41.3     $    25.1
Cash flow provided by (used for) operating activities             (62.7)          38.6         (29.0)         57.4          55.1
Dividends per common share                                         0.20           0.20          0.20          0.20          0.20
------------------------------------------------------------------------------------------------------------------------------------

Data in the "Financial Position at Year-End" section for 1997 and 1996 include amounts related to discontinued operations.

(1) Includes restructuring and plant closure costs of $27.8 million pretax, bad debt expense for a single customer of $16.2 million pretax, and a $4.4 million pretax pension curtailment gain. Before these items, operating profit was $35.5 million, income before taxes was $6.1 million, income from continuing operations was $4.6 million, and basic and diluted income per share were $0.18.

(2) Includes a $1.8 million pretax gain on the sale of assets and plant closure costs of $3.6 million. Before these items, operating profit was $98.9 million, income before income taxes was $75.7 million, income from continuing operations was $39.3 million, and basic and diluted earnings per share were $1.60.

(3) Includes a $5.9 million pretax gain on the sale of assets. Before this gain, operating profit was $90.1 million, income before taxes was $77.1 million, income from continuing operations was $44.0 million, and basic and diluted earnings per share were $0.94 and $0.90, respectively.

(4) Includes an $8.9 million pretax pension curtailment gain and an $8.9 million pretax gain on the sale of assets. Before these gains, operating profit was $115.3 million, income before taxes was $101.7 million, income from continuing operations was $55.0 million, and basic and diluted earnings per share were $0.94 and $0.90, respectively.

(5) Current value of inventory consists of book value of inventory plus LIFO reserve.

(6) Expenses are defined as operating expenses (excluding the restructuring charge) plus depreciation and amortization.

(7)   Operating profit is defined as gross profit minus expenses.



    8    Ryerson Tull, Inc. and Subsidiary Companies

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The Company's primary business is metals distribution and processing. The Company's operations changed substantially in 1998 as a result of the disposition of the Company's steel manufacturing segment. In October 1998, the boards of directors for both the Company and its majority-owned subsidiary, Ryerson Tull, Inc. ("RT"), agreed to merge the companies through the process of exchanging 0.61 share of the Company's common stock for each share of the RT Class A common stock not held by either company. On February 25, 1999, the merger of the two companies took place, pursuant to the approval of RT share - holders at a special meeting. All references to RT in this financial review refer to the pre-merger majority-owned subsidiary of the Company.

  The Company reported a loss from continuing operations in 2000 of $25.1 million, or $1.03 per share, as compared with income from continuing operations of $38.4 million, or $1.56 per share, in 1999, and $47.7 million, or $0.99 per share, in 1998. Included in the 2000 results were restructuring charges of $17.7 million after tax, or $0.71 per share, and an additional provision (discussed below) of $12.3 million after tax, or $0.50 per share, to fully reserve for a receivable from a company that filed for bankruptcy. The 1999 income from continuing operations included $1.0 million after tax, or $0.04 per share, related to the gain from the sale of real estate. The 1998 income from continuing operations includes $3.7 million after tax, or $0.09 per share, related to the gain from the sale of Inland Engineered Materials Corporation, a subsidiary of the Company.

  The Company, like many other companies in the industry, experienced a slowdown in demand beginning in the second quarter of 2000. The decline of metal prices started then and continued through year-end as demand from metal-using industries decelerated.

  On July 16, 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company ("ISC"), the Company's wholly owned subsidiary that constituted the steel manufacturing and related operations segment of the Company's consolidated operations, pursuant to an agreement and plan of merger dated May 27, 1998, as amended as of July 16, 1998, among the Company, ISC, Ispat, and Inland Merger Sub, Inc. (an Ispat subsidiary). Pursuant to the merger, the Company received $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. The Company recorded a $510.8 million after-tax gain from this transaction. Accordingly, the results of operations of ISC, as well as the gain from the disposition, have been excluded from the results of continuing operations and reported separately on the statement of operations. In the second quarter of 1999, the Company recorded a favorable $17.3 million adjustment to taxes related to the gain on the sale of ISC. In the fourth quarter of 2000, the Company recorded a $7.5 million pretax charge related to a claim by Ispat in connection with the sale of ISC.


------------------------------------------------------------------------------------------------------
Figures in millions, except per share data                      2000            1999           1998
------------------------------------------------------------------------------------------------------
Results of Operations
Net sales from continuing operations                        $   2,862.4    $  2,763.5    $   2,782.7
Operating profit (loss) from continuing operations                 (4.1)         97.1           96.0
Income (loss) from continuing operations                          (25.1)         38.4           47.7
Income from discontinued operations                                  --            --           13.8
Gain (loss) on sale of discontinued operations                     (4.8)         17.3          510.8
Extraordinary loss on early retirement of debt                       --            --          (21.4)
Net income (loss)                                                 (29.9)         55.7          550.9
Income (loss) per common share
 from continuing operations-diluted                         $     (1.03)   $     1.56    $      0.99
Net income (loss) per common share-diluted                        (1.22)         2.26          13.04
Average shares outstanding-diluted                                 24.8          24.6           41.7
------------------------------------------------------------------------------------------------------

                                Ryerson Tull, Inc. and Subsidiary Companies    9

                         COMPARISON OF 2000 WITH 1999--CONTINUING OPERATIONS
--------------------------------------------------------------------------------
NET SALES                Net sales of $2.86 billion in 2000 were 3.6 percent
                         higher than the $2.76 billion reported in 1999. The higher net sales were due primarily to a $28 per ton increase in average selling price, from $829 in 1999 to $857 in 2000, as tons shipped remained virtually unchanged. Almost all of the change in average selling price was attributable to surcharges on stainless products, which were passed through to customers.
                         During 2000, the Company's share of the market remained virtually unchanged at 11 percent, based on data from the Steel Service Center Institute.

GROSS PROFIT             Gross profit--the difference between net sales and the
                         cost of materials sold--decreased 9.8 percent to $569.7 million in 2000 from $631.9 million in 1999. Gross profit as a percentage of sales decreased to 19.9 percent in 2000 from 22.9 percent in 1999, due primarily to the Company's inability to pass along to customers increases in material costs as the market weakened. The increase in material costs resulted from purchases made earlier in the year when the market was stronger. Gross profit per ton declined to $171 from $190.

EXPENSES Expenses-- which consist of operating expenses (excluding the restructuring charge), depreciation, and amortization--increased 3.3 percent in 2000 to $550.4 million from $533.0 million in 1999. Negatively impacting year 2000 was the additional provision to fully reserve for a $16.2 million receivable due from a west central Indiana coil converter that filed for bankruptcy. The converter, with which the Company had anticipated a long-term business relationship, experienced financial and operating problems, which precipitated its bankruptcy petition in January 2001. Excluding the additional provision, expenses of $534.2 million increased minimally from 1999. On that basis, expenses per ton remained unchanged at $160. The average number of employees decreased 5.5 percent from 1999 to 2000, and tons shipped per employee, a key measure of productivity, increased from 650 tons to 689 tons.

OPERATING PROFIT         The operating loss in 2000 was $4.1 million, compared
                         with an operating profit of $97.1 million in 1999. In
                         2000, in addition to the $16.2 million receivable reserve discussed above, operating results were negatively impacted by restructuring and plant closure charges of $27.8 million, offset in part by a pension curtailment gain of $4.4 million. Operating profit in 1999 was negatively impacted by plant closure costs of $3.6 million, offset in part by a $1.8 million gain on the sale of real estate. Excluding these items in both periods, operating profit declined to $35.5 million in 2000 from $98.9 million in 1999, primarily due to gross profit margin erosion.

OTHER EXPENSES           Interest and other expense on debt increased to $29.7
                         million in 2000 from $24.2 million in the previous year. Higher average short-term borrowing in 2000, due to lower earnings and higher working capital requirements, was responsible for the increase in interest expense.

PROVISION FOR            In 2000, the Company booked an income tax credit of
INCOMETAXES              $8.4 million, as compared with an income tax expense of
                         $34.8 million in 1999. The effective tax rate was 25.0 percent in 2000 and 47.1 percent in 1999. The effect of non-tax-deductible expense on lower pretax income reported in 2000 was primarily responsible for the change in the effective tax rate between the two years.

EARNINGS PER SHARE       Diluted earnings per share from continuing operations
                         were a loss of $1.03 in 2000, compared with earnings of $1.56 in 1999.


--------------------------------------------------------------------------------

10   Ryerson Tull, Inc. and Subsidiary Companies

COMPARISON OF 1999 WITH 1998--CONTINUING OPERATIONS
--------------------------------------------------------------------------------

Net sales of $2.76 billion in 1999 declined 0.7 percent, compared with $2.78 billion in 1998. A 7.2 percent increase in tons shipped--to 3.33 million tons from 3.11 million tons--was offset by a 7.4 percent decrease in the average selling price per ton to $829 from $895. The increase in shipments was primarily the result of internal growth initiatives and, secondarily, the acquisition of Washington Specialty Metals in February 1999. During 1999, the Company grew its share of the market to 11.1 percent, compared with 10.1 percent in 1998, based on data from the Steel Service Center Institute.

Gross profit increased 1.0 percent to $631.9 million in 1999 from $625.8 million in 1998. While gross profit as a percentage of sales increased to 22.9 percent in 1999 from 22.5 percent in 1998--due to the Company's gross margin management initiatives--gross profit per ton declined to $190 from $201, due to lower metal prices in 1999.

Expenses decreased 0.5 percent in 1999 to $533.0 million from $535.7 million in 1998. Expenses on a per ton basis declined 7.0 percent to $160 in 1999 from $172 in 1998. The average number of employees decreased 3 percent from 1998 to 1999, and tons shipped per employee increased from 590 tons to 650 tons.

Operating profit was $97.1 million in 1999 and $96.0 million in 1998. Operating profit was negatively impacted by plant closure costs of $3.6 million, offset in part by a $1.8 million gain on the sale of real estate in 1999. Operating profit benefited from a $5.9 million gain on the sale of Inland Engineered Materials Corporation in 1998. Excluding these items in both periods, operating profit increased 9.8 percent to $98.9 million in 1999 from $90.1 million in 1998.

Other revenues and expense, including interest income, declined to $1.0 million in 1999 from $20.6 million in 1998 as the average cash and cash equivalents balance declined following the 1998 common stock repurchase program. Interest and other expense on debt decreased to $24.2 million in 1999 from $33.6 million in the previous year. The decrease was primarily due to the early retirement of the Company's 10.23% subordinating voting note and ESOP notes in the second half of 1998.

Income taxes increased to $34.8 million in 1999 from $30.6 million in 1998. The effective tax rate was 47.1 percent in 1999 compared with 36.9 percent in 1998, due to an increase in non-tax-deductible losses and expenses in relationship to pretax income.

Diluted earnings per share from continuing operations were $1.56 in 1999, compared with $0.99 in 1998. Diluted earnings per share in 1998, including the net gain on the sale of Inland Steel Company, were $13.04. For 1999, the average number of shares of common stock declined to 24.6 million from 41.7 million shares in 1998 due to the 1998 tender offer, redemption of Series E ESOP convertible preferred stock, and open market repurchases.

--------------------------------------------------------------------------------

                                 Ryerson Tull, Inc. and Subsidiary Companies  11

LIQUIDITY AND FINANCING

The Company finished 2000 with cash and cash equivalents of $23.8 million, compared with $39.5 million at year-end 1999. Short-term bank borrowing was $97.0 million at year-end 2000, and zero at year-end 1999. Net cash used for operating activities was $62.7 million in 2000, compared with net cash provided from operating activities of $38.6 million in 1999. The change was due to a year-to-year reduction in earnings and an increase in working capital requirements.

  The Company ended 2000 with a committed bank revolving credit facility that extended until September 5, 2002. During 2000, maximum borrowings under this line were $188 million, compared with $45 million the previous year. The revolving credit agreement contains covenants that, among other things, limit the amount of dividends and restrict the amount of additional debt. The maximum amount of dividends that could have been paid as of December 31, 2000 was $93 million. Additionally the revolving credit agreement contains financial covenants, including minimum levels of stockholders' equity, a leverage ratio, and a fixed charge coverage ratio. Due to fourth-quarter results, the Company was in technical default of the fixed charge coverage ratio under its revolving credit facility. The banks granted a temporary waiver of the default, in connection with which the amount available under the Company's credit facility was reduced from $250 million to $125 million. On February 22, 2001, the Company revised its revolving credit agreement terms with its banks and is no longer in technical default. Included in the revised terms were a change of the credit line to $150 million, collateralization with the Company's inventory, and an adjustment of the interest rate to market, which at that date was approximately one percentage point higher than the rate under the previous agreement. The maximum amount of dividends that could then be paid was $65 million. In addition, the Company is working with its banks and other lenders to put in place financing to retire the $142 million of RT Notes due in July 2001. The Company anticipates that such financing will be in place in advance of the July 2001 Notes payment.

  The indenture under which RT issued $250 million of debt in 1996 ("RT Notes") contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates and mergers, consolidations, and certain sales of assets. In addition, the RT Notes restrict the payment of dividends, although to a lesser extent than the bank credit facility described above. Effective with the merger of RT and the Company on February 26, 1999, the Company assumed the Notes. During 2000, the Company purchased and retired $8 million of the $150 million 8.5% Notes maturing on July 15, 2001.

  The Company believes that its present cash position, cash flow anticipated from operations, and cash available from the above facilities will provide sufficient liquidity to fund its capital program, repay the Notes due in July, and meet any operating cash requirements that may arise for at least the next two years. Should the Company fail to complete the financing necessary to retire the Notes in July prior to their coming due, the Company believes it could generate sufficient cash to repay the Notes by aggressively reducing inventory levels, delaying capital expenditures, and delaying some other cash outflows.

----------------------------------------------------------------
DEBT RATINGS AT YEAR END                   2000          1999
----------------------------------------------------------------
Ryerson Tull Notes
Moody's                                   Baa3           Baa3
Standard & Poor's                          BBB -          BBB
----------------------------------------------------------------

  The ratio of the Company's long-term debt, including the portion due within one year, to total capitalization was 26 percent at December 31, 2000, compared with 27 percent at year-end 1999. On January 30, 2001, the Company was notified that Moody's had lowered its rating on the Ryerson Tull Notes from Baa3 to Ba1.

CAPITAL EXPENDITURES

Capital expenditures during 2000 totalled $34.7 million, compared with $31.6 million in 1999. Capital expenditures were primarily for buildings, machinery, and equipment.

  The Company anticipates capital expenditures, excluding acquisitions, to be in the range of $30 million to $40 million in 2001, thereby continuing to maintain or improve the Company's processing capacity.

RESTRUCTURING

In late 1999, the Company formed a team to study its organization and business processes to determine changes necessary to best achieve growth and profitability goals. As a result of this study, facilities and services were consolidated, including the closing of regional offices in Pennsylvania and Washington State. Certain functions were consolidated, while resources were reallocated to higher-growth areas. During the second quarter of 2000, the Company recorded a $23.3 million restructuring provision. By year end, the restructuring activities were substantially completed, with the remaining reserve balance of $7.7 million mainly related to tenancy costs.

ISC SALE CONTINGENCIES

Pursuant to the ISC/Ispat Merger Agreement, the Company agreed to indemnify Ispat for losses, if they should arise, exceeding certain minimum amounts in connection with breaches of representations and warranties contained in the ISC/Ispat Merger Agreement and for expenditures and losses, if they should arise, relating to certain environmental liabilities exceeding, in most instances, minimum amounts. The maximum liability for which the Company can be responsible with respect to such obligations is $90 million in the aggregate. There are also certain other covenant commitments made by the Company contained in the ISC/Ispat Merger Agreement which are not subject to a maximum amount. In general, Ispat must have made indemnification claims with respect to breaches of representations and warranties prior to March 31, 2000; however, claims relating to breaches of representations and warranties related to tax matters and certain organizational matters must be made within 90 days after the expiration of the applicable statute of limitations, and claims with respect to breaches of representations and warranties related to environmental matters must be made prior to July 16, 2003. Ispat has advised the Company of certain environmental expenses, which Ispat has incurred, and of certain environmental claims, but the Company has not made any indemnification payments to Ispat. The Company has purchased environmental insurance with coverage up to $90 million covering certain environmental matters payable directly to Ispat and ISC.

12    Ryerson Tull, Inc. and Subsidiary Companies

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

  By letter dated May 11, 1999, Ispat advised the Company of its involvement in a civil lawsuit and federal criminal grand jury proceeding in Louisiana and notified the Company of its intention to seek indemnification from the Company in connection with the Louisiana proceedings. In letters dated March 31, 2000, Ispat notified the Company that Ispat was asserting claims against the Company under the Merger Agreement related to certain pension liabilities, insurance premiums, property taxes, environmental matters, intellectual property and the Louisiana proceedings. On January 17, 2001, Ispat announced that it had reached agreement on the resolution of the Louisiana proceedings. To resolve the matter, Ispat has agreed to pay $15 million, one half of the total settlement among the United States Federal Government, the State of Louisiana and the defendants in the civil lawsuit. The settlement has been approved by the U.S. District Court in Baton Rouge, Louisiana. Ispat has made a demand on the Company for indemnification of the $15 million settlement amount. The Company disputes Ispat's claim and will attempt to resolve the dispute through negotiations. At year-end 2000, the Company recorded a $7.5 million pretax charge for the potential exposure related to the Louisiana proceedings.

  The Company is unable to determine Ispat's right to indemnification under the Merger Agreement or whether any of the claims discussed above would, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

OTHER MATTERS

On December 31, 2000, in addition to the $16.2 million receivable from the Indiana coil converter (as discussed in the Management's Discussion of Operations and Financial Condition--Expenses) which had been fully reserved for, the Company had approximately $6 million of inventory at the converter's site for processing. The Company claims title to this inventory, which claim could be challenged in the coil converter's bankruptcy case. The Company cannot predict the outcome of such challenge should it occur.

  In March 2000, the Company and Altos Hornos de Mexico, S.A. de C.V. ("AHMSA") entered into an agreement to sell the Company's 50 percent interest in their joint venture to AHMSA for $15 million, with payment due in July 2000. At December 31, 2000, the Company had not received payment under the agreement. The Company and AHMSA have continued discussions and, although there are no assurances, the Company expects to consummate the sale.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires the recognition of all derivatives in the balance sheet as either assets or liabilities, measured at fair value. The statement also requires a company to recognize changes in the derivatives' fair value currently in earnings unless it meets specific hedge accounting criteria. The Company expects to adopt SFAS 133 in the first quarter of 2001. Management does not expect the adoption of SFAS 133 to have a material impact on the Company's consolidated financial statements.

                                 Ryerson Tull, Inc. and Subsidiary Companies  13

                         FINANCIAL RESPONSIBILITY

                         Senior management is responsible for the integrity and objectivity of the financial data reported by Ryerson Tull, Inc. and its subsidiary companies. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and in management's judgment reflect fairly the consolidated financial position, cash flows, and results of operations of Ryerson Tull and its subsidiary companies.

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

                         Internal accounting control is maintained through:

                            . The ongoing activities of corporate staff, line officers, and accounting management to monitor the adequacy of internal accounting control systems throughout the Company
                            . The selection and proper training of qualified personnel
                            .  The appropriate separation of duties in
                               organizational arrangements
                            . The establishment and communication of accounting and business policies together with procedures for their implementation
                            . The use of an ongoing program of internal auditing
                            . The use of a detailed budgeting system to ensure that expenditures are properly approved and charged

                               The Audit Committee annually recommends to the
                         Board of Directors the appointment of a firm of independent auditors to audit the annual financial statements for the Board's approval. The current report of the independent auditors appears below. The principal role of the Audit Committee of the Board of Directors (consisting entirely of non-management Directors) is to review the conclusions reached by management in its evaluation of internal accounting controls, approve the scope of audit programs, and evaluate audit results of both independent accountants and internal auditors. Both groups have unrestricted access to the Audit Committee, without the presence of management.



                         REPORT OF INDEPENDENT AUDITORS


                         [LOGO PRICEWATERHOUSECOOPERS]


                         To the Board of Directors and Stockholders of Ryerson Tull, Inc.

                         In our opinion, the consolidated financial statements on pages 16 through 29 present fairly, in all material respects, the financial position of Ryerson Tull, Inc. (formerly Inland Steel Industries, Inc.) and subsidiary companies at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                         /s/ PricewaterhouseCoopers LLP

                         Chicago, Illinois
                         February 22, 2001

14   Ryerson Tull, Inc. and Subsidiary Companies

FINANCIALS







     16        CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

     17        CONSOLIDATED STATEMENT OF CASH FLOWS

     18        CONSOLIDATED BALANCE SHEET

     19        CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND
               SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

     20        SUMMARY BY QUARTER AND STATEMENT OF ACCOUNTING
               AND FINANCIAL POLICIES

     21        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 Ryerson Tull, Inc. and Subsidiary Companies  15

CONSOLIDATED STATEMENTS OF OPERATIONS AND REINVESTED EARNINGS

YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------
Dollars in millions, except per share data                                             2000              1999          1998
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $   2,862.4   $       2,763.5   $   2,782.7
 Cost of materials sold                                                             2,292.7           2,131.6       2,156.9
Gross profit                                                                          569.7             631.9         625.8
 Operating expense                                                                    518.6             500.9         502.5
 Depreciation and amortization                                                         31.8              32.1          33.2
 Restructuring and plant closure costs                                                 27.8               3.6            --
 Pension curtailment gain                                                              (4.4)               --            --
 Gain on sale of assets                                                                  --              (1.8)         (5.9)
                                                                               --------------------------------------------
Operating profit (loss)                                                                (4.1)             97.1          96.0
Other expense:
 Other revenue and expense, including interest income                                   0.3               1.0          20.6
 Interest and other expense on debt                                                   (29.7)            (24.2)        (33.6)
                                                                               --------------------------------------------
Income (loss) before income taxes, minority interest,
 discontinued operations, and extraordinary loss                                      (33.5)             73.9          83.0
Provision (benefit) for income taxes (Note 12)                                         (8.4)             34.8          30.6
                                                                               --------------------------------------------
Income (loss) before minority interest, discontinued operations,
 and extraordinary loss                                                               (25.1)             39.1          52.4
Minority interest in RT                                                                  --               0.7           4.7
                                                                               --------------------------------------------
Income (loss) from continuing operations                                              (25.1)             38.4          47.7
Discontinued operations-Inland Steel Company:
 Income from operations (net of tax of $7.9)                                             --                --          13.8
 Gain (loss) on sale (net of tax of $2.7 cr. in 2000 and $76.9 in 1998)                (4.8)             17.3         510.8
                                                                               --------------------------------------------
Income (loss) before extraordinary loss                                               (29.9)             55.7         572.3
Extraordinary loss on early retirement of debt (net of tax of $7.1 cr.)                  --                --         (21.4)
                                                                               --------------------------------------------
Net income (loss)                                                                     (29.9)             55.7         550.9
Dividend requirements for preferred stock (net of tax
 benefits related to leveraged ESOP shares)                                             0.2               0.2           6.9
                                                                               --------------------------------------------
Net income (loss) applicable to common stock                                    $     (30.1)  $          55.5   $     544.0
                                                                               --------------------------------------------
Per share of common stock:
 Basic:
  Income (loss) from continuing operations                                      $     (1.03)  $          1.56   $      1.03
  Inland Steel Company - discontinued operations                                         --                --          0.35
                       - gain (loss) on sale                                          (0.19)             0.71         12.95
  Extraordinary loss on early retirement of debt                                         --                --         (0.54)
                                                                               --------------------------------------------
  Basic earnings (loss) per share                                               $     (1.22)  $          2.27   $     13.79
                                                                               --------------------------------------------
 Diluted:
  Income (loss) from continuing operations                                      $     (1.03)  $          1.56   $      0.99
  Inland Steel Company - discontinued operations                                         --                --          0.33
                       - gain (loss) on sale                                          (0.19)             0.70         12.23
  Extraordinary loss on early retirement of debt                                         --                --         (0.51)
                                                                               --------------------------------------------
  Diluted earnings (loss) per share                                             $     (1.22)  $          2.26   $     13.04
                                                                               --------------------------------------------

Retained earnings (accumulated deficit) at beginning of                         $     541.8   $         491.2   $     (45.6)
 year
Net income (loss) for the year                                                        (29.9)             55.7         550.9
Dividends declared:
 Common ($0.20 per share)                                                              (4.9)             (4.9)         (7.2)
 Preferred (Note 6)                                                                    (0.2)             (0.2)         (6.9)
                                                                               --------------------------------------------
Retained earnings at end of year                                                $     506.8   $         541.8   $     491.2
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 21-29.

16 Ryerson Tull, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH, YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
Dollars in millions                                                                      2000            1999               1998
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                                       $ (29.9)      $    55.7        $   550.9
                                                                                     -------------------------------------------
Adjustments to reconcile net income (loss) to net cash provided by
 (used for) operating activities:
 Income from discontinued operations                                                         --              --            (13.8)
 Depreciation and amortization                                                             31.8            32.1             33.2
 Deferred income taxes                                                                    (12.8)           27.6              2.8
 Deferred employee benefit cost                                                            (6.2)           (5.9)             0.4
 Stock issued for coverage of employee benefit plans                                         --              --             39.4
 Restructuring and plant closure costs                                                     27.8             3.6               --
 (Gain) loss from sale of ISC, net of tax                                                   4.8           (17.3)          (510.8)
 Gain from sale of assets                                                                    --            (1.8)            (5.9)
 Change in:
  Receivables                                                                              22.5            (7.7)            21.7
  Inventories                                                                             (25.1)           (8.2)           (77.5)
  Accounts payable                                                                        (63.6)          (13.7)             7.4
  Other accrued liabilities                                                               (18.0)          (28.5)           (78.4)
 Other items                                                                                6.0             2.7              1.6
                                                                                     -------------------------------------------
  Net adjustments                                                                         (32.8)          (17.1)          (579.9)
                                                                                     -------------------------------------------
  Net cash provided by (used for) operating activities                                    (62.7)           38.6            (29.0)
                                                                                     -------------------------------------------

Investing Activities
Capital expenditures                                                                      (34.7)          (31.6)           (40.1)
Acquisitions (Note 13)                                                                       --           (66.0)            (7.7)
Investments in and advances to joint ventures, net                                           --              --             (4.2)
Proceeds from sales of assets                                                               4.7             9.4            919.8
                                                                                     -------------------------------------------
  Net cash provided by (used for) investing activities                                    (30.0)          (88.2)           867.8
                                                                                     -------------------------------------------
Financing Activities
Long-term debt retired                                                                    (14.8)             --           (202.8)
Net short-term borrowing                                                                   97.0              --               --
Redemption of Series E Preferred Stock                                                       --              --            (81.7)
Dividends paid                                                                             (5.1)           (5.1)           (17.5)
Acquisition of treasury stock                                                              (0.1)           (5.4)          (839.6)
                                                                                     -------------------------------------------
  Net cash provided by (used for) financing activities                                     77.0           (10.5)        (1,141.6)
                                                                                     -------------------------------------------
Cash provided by discontinued operations                                                     --              --            279.4
                                                                                     -------------------------------------------
Net decrease in cash and cash equivalents                                                 (15.7)          (60.1)           (23.4)
Cash and cash equivalents -beginning of year                                               39.5            99.6            123.0
                                                                                     -------------------------------------------
Cash and cash equivalents -end of year                                                  $  23.8       $    39.5        $    99.6
                                                                                     -------------------------------------------

Supplemental Disclosures
 Cash paid during the year for:
  Interest                                                                              $  28.7       $    23.8        $    32.8
  Income taxes, net                                                                         9.5            22.5             63.4
--------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 21-29.

                                  Ryerson Tull, Inc. and Subsidiary Companies 17

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31
---------------------------------------------------------------------------------------------------------------------
Dollars in millions                                                                               2000          1999
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                               $      23.8    $     39.5
   Receivables less provision for allowances, claims, and
     doubtful accounts of $24.5 and $7.2, respectively                                           285.4         307.9
   Inventories (Note 2)                                                                          567.8         542.7
                                                                                           -------------------------
   Total current assets                                                                          877.0         890.1
Investments and advances                                                                          22.3          30.0
Property, plant and equipment, at cost, less accumulated
   depreciation (see details on page 19)                                                         274.7         273.2
Deferred income taxes (Note 12)                                                                   69.4          56.4
Prepaid pension costs (Note 10)                                                                   23.5          19.7
Excess of cost over net assets acquired, less accumulated
   amortization of $35.6 and $24.1, respectively                                                  96.5         108.0
Deferred charges and other assets                                                                  8.7           9.8
                                                                                           -------------------------
   Total assets                                                                            $   1,372.1    $  1,387.2
                                                                                           -------------------------

Liabilities
Current liabilities:
   Accounts payable                                                                        $     137.6    $    201.2
   Accrued liabilities:
       Salaries, wages and commissions                                                            19.4          25.7
       Taxes                                                                                      22.6          25.7
       Interest on debt                                                                           10.5          10.2
       Other accrued liabilities                                                                  28.3          13.6
       Deferred income taxes (Note 12)                                                             0.8           3.2
   Short-term borrowing (Note 3)                                                                  97.0            --
   Long-term debt due within one year (Note 4)                                                   142.5            --
                                                                                           -------------------------
   Total current liabilities                                                                     458.7         279.6
Long-term debt (see details on page 19 and Note 4)                                               100.7         258.8
Deferred employee benefits (Note 10)                                                             151.0         151.0
                                                                                           -------------------------
   Total liabilities                                                                             710.4         689.4
                                                                                           -------------------------
Commitments and contingencies (Note 15)                                                              -             -
                                                                                           -------------------------
Stockholders' Equity
Preferred stock, $1.00 par value, 15,000,000 shares authorized for all series,
   aggregate liquidation value of $3.5 in 2000 and 1999 (Notes 5 and 6)                            0.1           0.1
Common stock, $1.00 par value; authorized-100,000,000 shares;
   issued-50,556,350 shares (Notes 6 through 8)                                                   50.6          50.6
Capital in excess of par value (Note 6)                                                          862.8         863.3
Retained earnings                                                                                506.8         541.8
Restricted stock awards                                                                           (0.2)         (0.4)
Treasury stock at cost - Common stock of 25,782,477 shares in 2000 and
   25,782,759 shares in 1999                                                                    (754.1)       (754.7)
Accumulated other comprehensive income (Note 6)                                                   (4.3)         (2.9)
                                                                                           -------------------------
   Total stockholders' equity                                                                    661.7         697.8
                                                                                           -------------------------
   Total liabilities and stockholders' equity                                              $   1,372.1    $  1,387.2
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 21-29.

18  Ryerson Tull, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------
Dollars in millions                                                    2000          1999           1998
----------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $   (29.9)      $   55.7      $  550.9
Other comprehensive income:
   Foreign currency translation adjustments                              (1.4)           0.4            --
   Minimum pension liability adjustment, net of tax of $18.3 in
    1999 and $18.3 cr. in 1998                                             --           26.9         (26.9)
                                                                  ----------------------------------------
Comprehensive income (loss)                                         $   (31.3)      $   83.0      $  524.0
----------------------------------------------------------------------------------------------------------

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31
----------------------------------------------------------------------------------------------------------
Dollars in millions                                                                   2000          1999
----------------------------------------------------------------------------------------------------------
Property, Plant and Equipment
Land and land improvements                                                         $    28.7      $   29.0
Buildings, machinery and equipment                                                     564.6         545.8
Transportation equipment                                                                 3.4           4.2
                                                                                   -----------------------
   Total                                                                               596.7         579.0
Less accumulated depreciation                                                          322.0         305.8
                                                                                   -----------------------
   Net property, plant and equipment                                               $   274.7      $  273.2
                                                                                   -----------------------

Long-Term Debt
Ryerson Tull, Inc.:
   Notes, 8.5%, due July 15, 2001                                                  $      --      $  151.0
   Notes, 9.125%, due July 15, 2006                                                    100.7         100.8
Joseph T. Ryerson & Son, Inc.:
   Obligation for Industrial Revenue Bond with floating rate,
      set weekly, based on 13-week Treasury bills                                         --           7.0
                                                                                   -----------------------
   Total long -term debt                                                           $   100.7      $  258.8
----------------------------------------------------------------------------------------------------------

                                 Ryerson Tull, Inc. and Subsidiary Companies  19

SUMMARY BY QUARTER (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
                                               1Q             2Q                 3Q            4Q          YEAR
Dollars in millions                                                                                        1999
Net sales                               $   691.4      $   708.1           $  686.9      $  677.1      $2,763.5
Gross profit                                157.6          165.0              156.9         152.4         631.9
Income (loss) from continuing
  operations before taxes                    19.6           19.6               17.7          17.0          73.9
Net income (loss)                             9.8           27.6/(1)/           9.6           8.7          55.7
----------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
  Basic                                 $    0.42      $    1.10/(1)/      $   0.38      $   0.35      $   2.27/(2)/
  Diluted                                    0.42           1.10/(1)/          0.38          0.34          2.26
----------------------------------------------------------------------------------------------------------------------
Market price per common share:
  High                                  $19 13/16      $ 25 1/16           $ 23 3/4      $ 24 3/4      $25 1/16
  Low                                          14       14 11/16             18 7/8            18            14
  Close                                  14 11/16        22 9/16             23 1/8       19 7/16       19 7/16
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                               1Q             2Q             3Q           4Q               YEAR
Dollars in millions                                                                                        2000
----------------------------------------------------------------------------------------------------------------------
Net sales                               $   786.3      $   760.8      $   695.6     $  619.7           $2,862.4
Gross profit                                166.0          149.9          135.8        118.0              569.7
Income (loss) from continuing
  operations before taxes                    20.8          (16.7)          (4.5)       (33.1)/(3)/        (33.5)
Net income (loss)                            11.0          (13.6)          (3.6)       (23.7)/(3)/        (29.9)
                                                                                             /(4)/
----------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
  Basic                                 $    0.44      $   (0.55)     $   (0.15)    $  (0.96)/(3)/     $  (1.22)
                                                                                             /(4)/
  Diluted                                    0.44          (0.55)         (0.15)       (0.96)/(3)/        (1.22)
                                                                                             /(4)/
----------------------------------------------------------------------------------------------------------------------
Market price per common share:
  High                                  $ 20 3/16      $  15 1/2      $10 11/16     $9 15/16           $20 3/16
  Low                                      12 3/8          8 5/8         8  5/8      6 15/16            6 15/16
  Close                                    15 1/2         10 3/8         9 7/16       8  1/4              8 1/4
----------------------------------------------------------------------------------------------------------------------

(1) The second quarter of 1999 includes a favorable $17.3 million adjustment to taxes for the gain on the sale of Inland Steel Company, or $0.69 per share.
(2) Amounts for the quarters do not total to the amount reported for the year, due to differences in the average numbers of shares outstanding.
(3) The fourth quarter of 2000 includes a $16.2 million bad debt provision for a single customer, $9.3 million after tax, or $0.37 per share. See Note 15.
(4) The fourth quarter of 2000 includes a $4.8 million after-tax loss on the sale of Inland Steel Company, or $0.19 per share. See Note 15.

STATEMENT OF ACCOUNTING AND FINANCIAL POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include all domestic and foreign subsidiaries that are more than 50-percent-owned and controlled. The Company's investments in less than majority-owned joint ventures are accounted for under the equity method. Minority interest represents outside shareholders' 13 percent interest in RT prior to February 25, 1999.

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

STOCK-BASED COMPENSATION

Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded annually, based on the quoted market price of the Company's stock at the end of the period.

SHIPPING AND HANDLING FEES AND COSTS

Shipping and handling fees and costs, primarily distribution costs, are classified as an operating expense in the financial statements. These costs totaled $77.7 million in 2000, $79.0 million in 1999, and $79.8 million in 1998.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

RECLASSIFICATION

Certain items previously reported have been reclassified to conform with the 2000 presentation.

20  Ryerson Tull, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1: Reorganization and Recapitalization

On February 25, 1999, the Company and its majority-owned subsidiary, Ryerson Tull, Inc. ("RT"), merged through the process of converting each share of RT Class A common stock into 0.61 share of Company common stock. After the merger, the Company changed its name from Inland Steel Industries, Inc. to Ryerson Tull, Inc. All references to RT in these financial statements refer to the pre-merger, majority-owned subsidiary of the Company.

  The merger was accounted for as a purchase for financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of RT in proportion to the 13% minority interest were recorded at their fair values at the effective time of the merger.

  On July 16, 1998, Ispat International N.V. ("Ispat") acquired Inland Steel Company ("ISC"), the Company's wholly owned subsidiary that constituted the steel manufacturing and related operations segment of the Company's consolidated operations, pursuant to an agreement and plan of merger dated May 27, 1998, as amended as of July 16, 1998 (the "Merger Agreement"), among the Company, ISC, Ispat, and Inland Merger Sub, Inc. (an Ispat subsidiary). Pursuant to the merger, the Company received $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and repayment of intercompany debt of ISC held by the Company. The results of operations of ISC have been segregated from the results of continuing operations and reported as a separate item on the statement of operations. The Company's primary business is currently metals distribution and processing.

  In the second quarter of 1999, the Company reported a favorable $17.3 million adjustment to taxes for the gain on the sale of ISC.

  ISC's revenues, including intercompany sales, were $1,310.0 million through July 16, 1998, the date of the ISC/Ispat Transaction.

  Subsequent to the completion of the ISC/Ispat Transaction, the Company undertook a Dutch auction self-tender program that resulted in its repurchase of approximately 26.5 million shares at $30 per share in 1998. Additionally, in 1998, 1.8 million common shares were repurchased in the open market for approximately $35 million, following the completion of the self-tender program.

  During the third quarter of 1998, the Company elected to prepay its $100 million Subordinated Voting Note held by an affiliate of Nippon Steel Corporation. The Company recognized an after-tax loss on the prepayment of the debt of $11.2 million.

  During the fourth quarter of 1998, the Company redeemed all remaining outstanding shares of its Series E Convertible Preferred Stock (Note 5). The ESOP Trustee repaid all existing notes within the Employee Stock Ownership Plan ("ESOP") Trust. This termination included the prepayment of ESOP Notes upon which the Company recognized an after-tax loss of $10.2 million.

Note 2: Inventories

Inventories were classified on December 31 as follows:

     ------------------------------------------------------------
     Dollars in millions                          2000       1999

     In process and finished products          $ 567.6    $ 542.4
     Supplies                                      0.2        0.3
                                               -------    -------
     Total                                     $ 567.8    $ 542.7
     ------------------------------------------------------------

Replacement costs for the LIFO inventories exceeded LIFO values by approximately $41 million and $63 million on December 31, 2000 and 1999, respectively.

Note 3: Borrowing Arrangements

On December 31, 2000, the Company had $97 million outstanding under its revolving credit facility. The facility, which extends to September 2002, requires compliance with various financial covenants including minimum net worth and leverage ratios. Due to fourth quarter results, the Company was in technical default of the fixed charge coverage ratio under its revolving credit agreement. The committed banks granted a temporary waiver of the default, in connection with which the amount available under the Company's line was reduced from $250 million to $125 million. On February 22, 2001, the Company revised its revolving credit agreement terms with its banks and is no longer in technical default. Included in the revised terms were a change of the credit line to $150 million, collateralization with the Company's inventory, and an adjustment of the interest rate to market, which at that date was approximately one percentage point higher than the rate under the previous agreement.

  At year-end 2000, the weighted average interest rate on short-term borrowings outstanding was 7.1 percent.

Note 4: Long-Term Debt

In July 1996, RT sold $150 million of 8.5 percent Notes, due July 15, 2001, and $100 million of 9.125 percent Notes, due July 15, 2006, in a public offering. The indenture under which the Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates, and mergers, consolidations, and certain sales of assets. On February 26, 1999, the indenture trustee agreed to a supplement to the indenture agreement allowing the Company to succeed its subsidiary, RT, as obligee for the Notes.

  On February 1, 2000, the Company's subsidiary, Joseph T. Ryerson & Son, Inc., redeemed its $7.0 million Industrial Revenue Bond obligation. As a result, this subsidiary is no longer required to maintain specified amounts of working capital and net worth and to meet leverage tests as outlined in the loan agreement.

  On June 21, 2000, the Company purchased and retired $4.8 million of the $150 million 8.5% Notes maturing on July 15, 2001. On August 28, 2000, the Company purchased and retired an additional $3.0 million of the $150 million 8.5% Notes.

  Maturity of long-term debt due within five years is $142 million in 2001. See
Note 15 regarding commitments and contingencies for other scheduled payments.

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

  The Company made semiannual contributions to the ESOP equal to the ESOP Trust's debt service less dividends on leveraged shares (shares purchased by the ESOP Trust in July 1989) received by the ESOP Trust. All dividends received by the ESOP Trust were used to pay debt service. Dividends on Series E ESOP Convertible Preferred Stock were recorded when declared as reductions to retained earnings, net of applicable tax benefits on unallocated shares. Dividends on allocated

                                 Ryerson Tull, Inc. and Subsidiary Companies  21
leveraged shares were replaced with additional Series E ESOP Convertible Preferred shares. Dividends on unallocated leveraged shares served to reduce interest expense recognized by the Company.

  Effective January 1, 1998, salaried employees at RT no longer participated in the above-described plan. At that date, RT established a new savings plan to which RT employees' account balances, including Series E ESOP Convertible Preferred shares, were transferred. The employer matching contribution in the savings plan was made in cash and such participants no longer received shares, except for dividend replacement shares, which continued to be allocated to their accounts, consistent with plan provisions. Compensation expense recognized at RT was not materially affected as a result of the change in savings plans.

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

  In 1998, the ESOP Trust received $5.2 million in dividends and $8.2 million in contributions from the Company to make required scheduled principal and interest payments.

  As principal and interest payments were made, Series E ESOP Convertible Preferred shares were made available for allocation based on the proportion of current payments to the total of current plus future payments. As shares were allocated, the Company recorded compensation expense equal to the original stated value of the shares of Series E ESOP Convertible Preferred Stock allocated to the participants during the period. Compensation expense related to the ESOP recognized by the Company totaled $3.3 million in 1998.

  Interest expense was recognized as it was incurred by the ESOP Trust. Interest expense incurred by the ESOP Trust totaled $6.6 million in 1998.

Note: 6 Capital Stock and Accumulated Other Comprehensive Income

On December 31, 2000, 3,932,585 shares of common stock remained reserved for issuance under the Company's various stock plans and upon conversion of shares of preferred stock.

  The Series A $2.40 Cumulative Convertible Preferred Stock, $1.00 par value per share ("Series A Preferred Stock"), is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock and is redeemable, at the Company's option, at $44 per share, plus any accrued and unpaid dividends. Each such share is entitled to one vote and generally votes together with holders of common stocks as one class.

  Shares of Series E Preferred Stock, $1.00 par value per share, entitled the holder to cumulative annual dividends of $3.523 per share, payable semi-annually, and to 1.25 votes per share. Shares of Series E ESOP Convertible Preferred Stock were convertible into the Company's common stock on a one-for-one basis. During the fourth quarter of 1998, all outstanding shares of Series E ESOP Convertible Preferred Stock were redeemed.

  The following table details changes in capital accounts:

                                                                                                          Preferred Stock
                                                       Common Stock            Treasury Stock                    Series A
                                                  -----------------------------------------------------------------------------


Shares in thousands and dollars in millions          Shares    Dollars       Shares       Dollars      Shares     Dollars
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                           50,556    $ 50.6         (1,558)     $ (40.5)        94      $   0.1
 Tender offer buy-back                                   --        --        (26,485)      (797.7)        --           --
 Acquisition of treasury stock                           --        --         (2,089)       (41.9)        --           --
 Issued under employee benefit plans                     --        --          1,395         36.7
 Redemption of Series E Preferred stock                  --        --             --           --         --           --
 Conversion of Series A Preferred stock                  --        --             12          0.3        (12)          --
 Minimum pension liability
  (net of tax of $18.3 cr.)                              --        --             --           --         --           --
Other changes                                            --        --            (74)        (2.2)        --           --
                                                  -----------------------------------------------------------------------------
Balance at December 31, 1998                         50,556      50.6        (28,799)      (845.3)        82          0.1
 Conversion of RT Class A Common stock                   --        --          3,265         95.6         --           --
 Acquisition of treasury stock                           --        --           (264)        (5.4)        --           --
 Issued under employee stock plans                       --        --              6          0.2         --           --
 Minimum pension liability
  (net of tax of $18.3)                                  --        --             --           --         --           --
 Foreign currency translation                            --        --             --           --         --           --
 Other changes                                           --        --              9          0.2         --           --
                                                  -----------------------------------------------------------------------------
Balance at December 31, 1999                         50,556      50.6        (25,783)      (754.7)        82          0.1
 Acquisition of treasury stock                           --        --             (3)        (0.1)        --           --
 Issued under employee stock plans                       --        --             (2)          --         --           --
 Conversion of Series A Preferred stock                  --        --              1          0.1         (1)          --
 Foreign currency translation                            --        --             --           --         --           --
 Other changes                                           --        --              5          0.6         --           --
                                                  -----------------------------------------------------------------------------
Balance at December 31, 2000                         50,556    $ 50.6        (25,782)     $(754.1)        81      $   0.1
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Other
                                                                                   Capital in           Accumulated
                                                            Preferred Stock        Excess of           Comprehensive
                                                                   Series E        Par Value               Income
                                                       -----------------------------------------------------------------------
                                                                                                  Foreign        Minimum
                                                                                                  Currency       Pension
Shares in thousands and dollars in millions              Shares      Dollars         Dollars      Translation    Liability
------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                                3,015     $   3.0         $ 1,032.5       $ (3.3)      $  --
 Tender offer buy-back                                       --          --                --           --          --
 Acquisition of treasury stock                               --          --                --           --          --
 Issued under employee benefit plans                         10          --              (2.5)          --          --
 Redemption of Series E Preferred stock                  (3,025)       (3.0)           (144.0)          --          --
 Conversion of Series A Preferred stock                      --          --              (0.4)          --          --
 Minimum pension liability
  (net of tax of $18.3 cr.)                                  --          --                --           --       (26.9)
Other changes                                                --          --              11.6           --          --
                                                       -----------------------------------------------------------------------
Balance at December 31, 1998                                 --          --             897.2         (3.3)      (26.9)
 Conversion of RT Class A Common stock                       --          --             (33.7)          --          --
 Acquisition of treasury stock                               --          --                --           --          --
 Issued under employee stock plans                           --          --              (0.1)          --          --
 Minimum pension liability
  (net of tax of $18.3)                                      --          --                --           --        26.9
 Foreign currency translation                                --          --                --          0.4          --
 Other changes                                               --          --              (0.1)          --          --
                                                       -----------------------------------------------------------------------
Balance at December 31, 1999                                 --          --             863.3         (2.9)         --
 Acquisition of treasury stock                               --          --                --           --          --
 Issued under employee stock plans                           --          --              (0.1)          --          --
 Conversion of Series A Preferred stock                      --          --                --           --          --
 Foreign currency translation                                --          --                --         (1.4)         --
 Other changes                                               --          --              (0.4)          --          --
                                                       -----------------------------------------------------------------------
Balance at December 31, 2000                                 --     $    --         $   862.8       $ (4.3)       $ --
------------------------------------------------------------------------------------------------------------------------------

22  Ryerson Tull, Inc. and Subsidiary Companies

Note 7: Stock Option Plans

The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the option plans been determined, based on the fair value at the grant date for awards in 2000, 1999, and 1998, consistent with the provisions of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
Dollars in millions (except per share data)      2000      1999     1998

Net income (loss)-as reported                 $  (29.9)  $  55.7  $  550.9
Net income (loss)-pro forma                   $  (32.8)  $  53.0  $  547.0
Earnings per share-as reported                $  (1.22)  $  2.27  $  13.79
Earnings per share-pro forma                  $  (1.34)  $  2.16  $  13.69
--------------------------------------------------------------------------------

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of 1.00%; expected volatility of 43.59%; risk-free interest rate of 6.69%; and expected term of five years.

  In March 1999, after the merger of the Company and RT, the Compensation Committee of the Board of Directors of the Company authorized the substitution of Company common stock options for RT common stock options. As the exercise price of substituted options exceeded the then current market price of Company stock, and all other terms of the options remained unchanged, there was no material increase in value to the employees, resulting from the substitution, and no material increase in cost to the Company. Company stock options totaling 1,005,375 were substituted for 1,648,297 RT stock options. Options substituted retain their originally granted vesting schedules. During 1998, RT granted options to employees under a separate plan. 87 percent of the compensation cost for these options, had they been determined on the fair value at the grant date, consistent with the provisions of FASB Statement No. 123, is included in the above pro forma numbers.

Company Plan

The 1999 Incentive Stock Plan, approved by stockholders on April 28, 1999, provides for the issuance, pursuant to options and other awards, of 1.0 million shares of common stock, plus shares available for issuance under the 1995 and 1992 Incentive Stock Plans, to officers and other key employees. As of December 31, 2000, a total of 1,330,544 shares were available for future grants under the Plan. Options remain outstanding and exercisable under the 1995 and 1992 Incentive Stock Plans; however, no further options may be granted under these plans. Under the various plans, the per share option exercise price may not be less than 100 percent of the fair market value per share on the date of grant. Generally, options become exercisable over a three-year period with one-third becoming fully exercisable at the end of each year. Options expire ten years from the date of grant. During 2000, options were granted to 13 executive officers under the 1999 Plan. The following summarizes the status of options under the plans for the periods indicated:

-----------------------------------------------------------------------------------------
                                                                               Weighted-
                                                         Option Exercise        Average
                                          Number of       Price or Range       Exercise
                                            Shares          Per Share            Price
-----------------------------------------------------------------------------------------
Options (granted and unexercised)
 at December 31, 1997
 (1,978,823 exercisable)                    2,585,236   $  21.38  -  39.75    $   27.72
     Granted                                  205,000      18.16  -  19.22        18.83
     Exercised                             (1,214,950)     19.22  -  28.50        24.26
     Forfeited                                 (9,700)     24.69  -  33.75        26.49
     Expired                                 (210,104)     25.50  -  39.75        35.53
                                        -------------------------------------------------

Options (granted and unexercised)
 at December 31, 1998
 (1,280,482 exercisable)                    1,355,482      18.16  -  39.75        28.14
     Granted                                  433,500      16.03  -  24.81        16.73
     Exercised                                     --                   --           --
     Forfeited                               (171,797)     17.13  -  39.75        25.77
     Expired                                 (690,524)     21.38  -  53.49        30.71
     Substituted for RT options             1,005,375      21.93  -  53.49        30.87
                                        -------------------------------------------------

Options (granted and unexercised)
 at December 31, 1999
 (1,262,170 exercisable)                    1,932,036      16.03  -  48.44        26.29
     Granted                                  450,100      12.13  -  19.56        19.47
     Exercised                                     --                   --           --
     Forfeited                                (30,919)     17.13  -  45.42        27.70
     Expired                                 (144,434)     21.38  -  45.42        32.44
                                        -------------------------------------------------

Options (granted and unexercised)
 at December 31, 2000
 (1,402,360 exercisable)                    2,206,783      12.13  -  48.44        24.48
-----------------------------------------------------------------------------------------

The weighted-average fair value of options granted during 2000 was $8.42.

                                 Ryerson Tull, Inc. and Subsidiary Companies  23

The following table summarizes information about fixed-price stock options outstanding at December 31, 2000:

                                         Options                                                Options
                                     Outstanding                                            Exercisable
------------------------------------------------------------------------------------------------------------------
                                            Weighted-             Weighted-                              Weighted-
Range of           Number of        Average Remaining               Average        Number of               Average
Exercise Prices       Shares         Contractual Life        Exercise Price           Shares        Exercise Price
------------------------------------------------------------------------------------------------------------------
$ 28.76               7,800            1/2 year               $  28.76                    7,800      $     28.76
  25.50 to 34.31     44,102              1 year                  31.02                   44,102            31.02
  26.13 to 35.16     71,259              2 years                 32.25                   71,259            32.25
  30.88             135,800              3 years                 30.88                  135,800            30.88
  41.55 to 48.44     81,782              3 years                 42.80                   81,782            42.80
  28.50 to 38.35    168,513              4 years                 33.09                  168,513            33.09
  22.69 to 33.22    304,255              5 years                 31.43                  304,255            31.43
  23.05             174,830              6 years                 23.05                  174,830            23.05
  19.22 to 25.82    263,020              7 years                 21.69                  188,136            21.61
  32.07              17,080              7 years                 32.07                   11,444            32.07
  16.03 to 24.81    482,542              8 years                 16.82                  209,489            17.04
  19.56 to 20.56    450,300              9 years                 19.60                    4,950            20.66
  12.13               5,500              9 years                 12.13                       --              N/A
------------------------------------------------------------------------------------------------------------------

  Stock appreciation rights ("SARs") may also be granted with respect to shares subject to outstanding options. No SAR has been granted since 1990. SAR-compensation expense recorded by the Company was not material for any of the last three years.

The 1999 Plan also provides, as did the 1995 and 1992 Plans, for the granting of restricted stock and performance awards to officers and other key employees. During 2000, performance awards totaling 56,800 shares were granted, while
3,014 shares subject to performance awards were forfeited. Also during 2000, 2,440 shares of previously granted restricted stock vested, while 7,252 shares were forfeited. No new restricted stock was issued in 2000. During 1999, restricted stock awards totaling 8,500 shares and performance awards totaling 55,000 shares were granted. Also, during 1999, 12,964 shares of previously granted restricted stock awards vested, while 1,372 shares of restricted stock awards were forfeited; 33,132 shares of restricted stock were substituted for RT restricted stock; and 2,848 shares were issued to recipients of performance awards previously granted, while 45,413 shares subject to performance awards were forfeited. During the first half of 1998, ten restricted stock awards totaling 30,000 shares were granted. At the effective time of the ISC/Ispat Transaction, 55,000 shares of restricted stock awards, which represented all unvested restricted stock awards and included the 1998 awards, vested. In addition, 276,760 performance shares vested, while 9,020 performance shares were forfeited.

  At December 31, 2000, there were 18,062 shares of restricted stock granted, but not vested, and 14,752 shares from performance awards earned, but not vested.

  Until July 31, 1998, the Company also sponsored an employee stock purchase plan under which employees could utilize payroll reductions to purchase stock at the end of six-month periods at a price equal to 90 percent of the fair market value price on the last day of the period. In 1998, employees received stock with a total value that was approximately $60,000 greater than the price paid for the stock issued. During the third quarter of 1998, the Company elected to terminate the employee stock purchase plan.


Director Plan

The Ryerson Tull Directors' 1999 Stock Option Plan (the "Directors' Option Plan") provides that each person who is a non-employee director as of the close of each annual meeting, beginning with the 1999 annual meeting, will be awarded a stock option for shares having a value of $20,000 (based on the Black-Scholes option-pricing model) and an exercise price equal to the fair market value of the Company's common stock on the date of grant. Individuals who become non-employee directors other than at an annual meeting are at the time of their election or appointment as non-employee directors awarded stock options for shares having a value that is prorated to reflect a partial year's service. The options awarded under the Directors' Option Plan may not be exercised prior to the day after the six-month anniversary of the grant date and expire no later than ten years after the date of grant. A total of 300,000 shares of the Company's common stock are reserved for issuance under the Directors' Option Plan.

   On April 27, 2000, seven directors were granted a total of 26,180 option shares at an option price of $12.13. Half of the options vested after six months with the remaining option shares vesting at the time of the 2001 Annual Meeting of Stockholders.

RT Plan

The Ryerson Tull 1996 Incentive Stock Plan (the "RT Plan") provided for the issuance, pursuant to options and other awards, of 2.3 million shares of RT common stock to officers and other key employees. Under this plan, the per share option exercise price was not less than 100 percent of the fair market value per share on the date of grant. With the completion of the merger of the Company and RT on February 25, 1999, no further shares were, or will be issued under the RT Plan. The following summarizes the status of RT options under the RT Plan for the periods indicated:

24 Ryerson Tull, Inc. and Subsidiary Companies



                                                        Option
                                                      Exercise         Weighted-
                                                         Price           Average
                                       Number of      or Range          Exercise
                                          Shares     Per Share             Price
--------------------------------------------------------------------------------
Options (granted and unexercised)
  at January 1, 1998
  (713,514 exercisable)                   1,332,085   $ 14.06 - 32.63    $20.67
     Granted                                421,500     13.38 - 19.56     13.79
     Exercised                              (31,469)    14.06 - 20.93     17.86
     Expired                                (20,881)    30.99             30.99
     Forfeited                              (48,015)    13.38 - 32.63     20.98
                                       ----------------------------------------
Options (granted and unexercised)
  at December 31, 1998
  (920,176 exercisable)                   1,653,220     13.38 - 32.63     18.83
      Forfeited                              (4,923)    13.38 - 20.26     17.61
  Substituted by Company options         (1,648,297)    13.38 - 32.63     18.83
Options at December 31, 1999                     --                --        --
                                       ----------------------------------------

  The RT Plan provided that SARs may be granted with substantially the same terms as the Company Plan. In 1998, SARs were granted with respect to 90,000 shares payable in cash, except under limited circumstances, at the rate of one SAR for each share subject to option.

  The Plan provided for the granting of restricted stock and performance awards to officer and other key employees. During 1998, restricted stock awards totaling 31,750 shares were granted 46 key employees. Performance awards totaling 91,800 shares were granted, while shares totaling 81,911 were forfeited when performance thresholds were not met. Also during 1998, 13,267 shares of previously granted, restricted stock awards vested, while 2,500 shares of restricted stock were forfeited.

  Upon completion of the merger of the Company and RT, each RT option, SAR, and restricted stock share was substituted by 0.61 share of Company options and restricted stock. In addition, the exercise price of each option was adjusted by dividing the pre-merger exercise price per share of each RT option by 0.61.

Note 8: Stockholder Rights Plan

Pursuant to a stockholder rights plan, on November 25, 1997, the Company's Board of Directors declared a dividend distribution, payable to stockholders of record on December 17, 1997, of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock. The Rights will expire December 17, 2007. On September 22, 1999, the stockholder rights plan was amended. Under this amended Plan, the Rights will separate from the common stock, and a distribution will occur upon the earlier of (i) ten days following an announcement that a person or group has acquired beneficial ownership of 10% or more of the outstanding common stock or the date a person enters an agreement providing for certain acquisition transactions or (ii) ten business days following publication of a tender or exchange offer that would result in any person or group beneficially owning 10% or more of the common stock (or a later date as the Board determines). Any person that publicly announced prior to September 22, 1999 that it holds 10% or more of the outstanding common stock ("Existing 10% Stockholder") will not cause a distribution to occur unless that person acquires additional common stock, resulting in ownership of 15% or more.

  In the event that any person or group acquires 10% or more of the outstanding shares of common stock (15% in the case of an Existing 10% Stockholder), each Right will entitle the holder, other than such acquiring person or group, to purchase that number of shares of common stock of the Company having a market value of twice the exercise price of the Right. At any time thereafter, if the Company consummates certain business combination transactions or sells substantially all of its assets, each Right will entitle the holder, other than the person or group acquiring 10% or more of the outstanding shares of common stock, to purchase that number of shares of the surviving Company stock, which at the time of the transaction would have a market value of twice the exercise price of the Right. The preceding sentences will not apply to (i) persons who acquire common stock pursuant to an offer for all outstanding shares of common stock, which the independent directors determine to be fair to and otherwise in the best interest of the Company and its stockholders after receiving advice from one or more investment banking firms and (ii) certain persons owning less than 15% of the outstanding common stock (20% of the outstanding common stock in the case of an Existing 10% Stockholder) who report their ownership on Schedule 13G under the Securities Exchange Act of 1934 or on Schedule 13D under the Exchange Act, provided that they do not state any intention to or reserve the right to control or influence the Company, and such persons certify that they acquired their shares inadvertently and will not acquire any additional shares of common stock.

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

                                  Ryerson Tull, Inc. and Subsidiary Companies 25

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

Long-Term Debt

The estimated fair value of the Company's long-term debt and the current portions thereof using quoted market prices of Company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $252 million at December 31, 2000 and $264 million at December 31, 1999, as compared with the carrying value of $243 million and $259 million at year-end 2000 and 1999, respectively.

Note 10: Retirement Benefits

Prior to January 1, 1998, the Company's non-contributory defined benefit pension plan covered certain employees, retirees, and their beneficiaries. Benefits provided participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

  Effective January 1, 1998, RT froze the benefits accrued under its defined benefit pension plan (the "Ryerson Tull Pension Plan") for certain salaried employees, and instituted a defined contribution plan (the "Ryerson Tull Savings Plan"). Effective March 31, 2000, benefits for certain salaried employees of J.
M. Tull Metals Company and AFCO Metals under the Ryerson Tull Pension Plan were similarly frozen, with the employees becoming participants in the Ryerson Tull Savings Plan. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997, and March 31, 2000, respectively, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. For 2000, 1999, and 1998, expense recognized for such defined contribution plan was $6.5 million, $5.3 million, and $4.6 million, respectively.

  As part of the ISC/Ispat Transaction, the Inland Steel Industries Pension Plan (the "ISC Pension Plan"), in which employees of both ISC and the Company participated, was transferred to ISC. The Company's remaining employees that formerly had participated in the ISC Pension Plan became participants in the Company's Pension Plan.

  The Company has other deferred employee benefit plans, including a supplemental pension plan, the liability for which totaled $8.1 million at year-end 2000 and $6.5 million at year-end 1999.

  The following tables provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan, including the supplemental pension plan. The assumptions used to determine the following information related to pension benefits and other postretirement benefits, primarily retired health care, were as follows:

                                                        2000          1999
 Discount rate for calculating obligations              8.00%         7.75%
 Discount rate for calculating net
  periodic benefit cost                                 7.75          6.75
 Expected rate of return on plan assets                 9.50          9.50
 Rate of compensation increase                          4.00          4.00
---------------------------------------------------------------------------

 The data in the following tables pertain to continuing operations only:


                                                        Years ended September 30
                                             Pension Benefits              Other Benefits
 Dollars in millions                      2000              1999        2000            1999
 Change in Benefit Obligation
  Benefit obligation at
    beginning of year                      $ 315             $ 336       $  106          $ 105
  Service cost                                 5                 6            2              2
  Interest cost                               23                22            8              7
  Plan amendments                              2                 3           (1)            --
  Actuarial (gain)/loss                       12               (32)          25             (3)
  Company restructuring                        1                --            1             --
  Curtailment                                 (4)                1           --              1
  Benefits paid                              (24)              (21)          (8)            (6)
----------------------------------------------------------------------------------------------
Benefit obligation at end of year          $ 330             $ 315        $ 133          $ 106
----------------------------------------------------------------------------------------------
 Accumulated benefit
  obligation at end of year                $ 328             $ 307          N/A            N/A
----------------------------------------------------------------------------------------------
 Change in Plan Assets
  Plan assets at fair value at
    beginning of year                      $ 325             $ 286           --             --
  Actual return on plan assets                67                49           --             --
  Employer contribution                       --                11           --             --
  Benefits paid                              (24)              (21)          --             --
----------------------------------------------------------------------------------------------
 Plan assets at fair value
  at end of year                           $ 368             $ 325           --             --
----------------------------------------------------------------------------------------------
 Reconciliation of Prepaid
 (Accrued) and Total Amount
 Recognized
  Funded status                            $  38             $  10       $ (133)         $(106)
  Unrecognized net (gain)/loss               (21)                4            5            (21)
  Unrecognized prior service cost              7                 6          (17)           (18)
----------------------------------------------------------------------------------------------
  Prepaid (accrued) benefit cost
    at September 30                           24                20         (145)          (145)
  Change in account,
    October - December                        --                --            2              1
----------------------------------------------------------------------------------------------
  Net amount recognized
    at December 31                         $  24             $  20       $ (143)         $(144)
----------------------------------------------------------------------------------------------
 Amounts recognized in
 statement of financial
 position consist of:
  Prepaid (accrued) benefit cost           $  24             $  20       $ (143)         $(144)
  Accrued benefit liability                   --                --           --             --
  Intangible asset                            --                --           --             --
  Accumulated other
    comprehensive income                      --                --           --             --
----------------------------------------------------------------------------------------------
  Net amount recognized                    $  24             $  20       $ (143)         $(144)
----------------------------------------------------------------------------------------------

26 Ryerson Tull, Inc. and Subsidiary Companies

For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits was 4.5 percent, the level at which it is expected to remain.

---------------------------------------------------------------------------------------------------
                                               Pension Benefits                 Other Benefits
---------------------------------------------------------------------------------------------------
Dollars in millions                           2000          1999            2000              1999
Components of net periodic
benefit cost
   Service cost                                $   5        $     6         $     2          $    2
   Interest cost                                  23             22               8               7
   Expected return on assets                     (30)           (27)             --              --
   Amortization of prior service cost              1              1              (2)             (2)
   Recognized actuarial (gain)/loss               --              1              (1)             --
---------------------------------------------------------------------------------------------------
   Net periodic benefit cost                   $  (1)       $     3         $     7          $    7
---------------------------------------------------------------------------------------------------

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

-------------------------------------------------------------------------------
                                                  1%  increase   1%  decrease
-------------------------------------------------------------------------------
Dollars in thousands
-------------------------------------------------------------------------------
Effect on service cost plus interest cost         $        451   $         (361)
Effect on postretirement benefit obligation              5,290           (4,232)
-------------------------------------------------------------------------------

Note 11: Restructuring Charge

During 2000, the Company recorded restructuring and plant closure costs of $27.8 million, $23.3 million of which related to a restructuring charge taken in the second quarter. The charge is the result of realigning geographic divisions to improve responsiveness to local markets, exiting non-core businesses, and centralizing administrative services to achieve economics of scale. Included in the charge is severance for 319 employees. As of December 31, 2000, there were 18 employees remaining to receive severance payments from the Company as a result of the restructuring initiative. Details of the restructuring charge are as follows:

---------------------------------------------------------------------------------------
                                                                              Balance
                                                                                   at
                                    Restructuring                            December
                                           Charge        Utilized            31, 2000
---------------------------------------------------------------------------------------
Dollars in millions
Write-down of long-lived assets     $         9.3        $    9.3            $     --
Employee costs                                7.4             5.4                 2.0
Tenancy costs and other                       6.6             0.9                 5.7
                                    ---------------------------------------------------
                                    $        23.3        $   15.6            $    7.7
---------------------------------------------------------------------------------------

The restructuring actions were substantially completed by December 31, 2000.

Note 12: Income Taxes

The elements of the provisions for income taxes related to continuing operations for each of the three years indicated below were as follows:

------------------------------------------------------------------------
                                         Years ended December 31
------------------------------------------------------------------------
Dollars in millions                    2000        1999        1998
 Current income taxes:
  Federal                              $    3.7    $   14.0    $    8.6
  State and foreign                         1.4         6.3         5.7
                                       ---------------------------------
                                            5.1        20.3        14.3
 Deferred income taxes                    (13.5)       14.5        16.3
                                       ---------------------------------
  Total tax expense (benefit)          $   (8.4)   $   34.8    $   30.6
------------------------------------------------------------------------

The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

-----------------------------------------------------------------------------------------
                                                                   December 31
-----------------------------------------------------------------------------------------
 Dollars in millions                                         2000               1999
 Deferred tax assets (excluding post-
  retirement benefits other than pensions):
    Net operating loss and tax credit
     carryforwards                                         $   29             $   28
    Bad debt allowances                                         9                  2
    Other deductible temporary differences                     25                 12
    Less valuation allowances                                  (1)                --
                                                           ------------------------------
                                                               62                 42
                                                           ------------------------------
 Deferred tax liabilities:
    Fixed asset basis difference                               41                 31
    Other taxable temporary differences                         9                 15
                                                           ------------------------------
                                                               50                 46
                                                           ------------------------------
 Net deferred asset (liability) (excluding post-
  retirement benefits other than pensions)                     12                 (4)
 FASB Statement No. 106 impact (post-
  retirement benefits other than pensions)                     57                 57
                                                           ------------------------------
 Net deferred tax asset                                    $   69             $   53
-----------------------------------------------------------------------------------------

For tax purposes, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available at December 31, 2000, AMT credit carryforwards for tax purposes of approximately $26 million, which may be used indefinitely to reduce regular federal income taxes. The Company believes that it is more likely than not that all of is tax credits will be realized.

     Subsequent to the adoption of FASB Statement No. 109, the Company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992, as a cumulative effect charge in 1992. At December 31, 2000, the deferred tax asset related to the Company's FASB Statement No. 106 obligation was $57 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

                                Ryerson Tull, Inc. and Subsidiary Companies   27

     Income taxes on continuing operations differ from the amounts computed by applying the federal tax rate as follows:

-------------------------------------------------------------------------------
                                                  Years ended December 31
-------------------------------------------------------------------------------
Dollars in millions                            2000        1999         1998
Federal income tax expense computed
 at statutory tax rate of 35%                  $ (11.7)     $  25.9      $ 29.0
Additional taxes or credits from:
 State and local income taxes, net
  of federal income tax effect                    (0.3)         3.8         4.0
 Non-deductible expenses                           4.9          3.0         2.5
 Foreign losses (income) not includable
  in federal taxable income                        1.5          1.3        (1.2)
 Canadian taxes                                    0.2          0.4          --
 Change in estimate                               (3.0)          --          --
All other, net                                      --          0.4        (3.7)
                                              ---------------------------------
 Total income tax provision (benefit)          $  (8.4)     $  34.8      $ 30.6
-------------------------------------------------------------------------------

Note 13: Acquisitions

During 1999, the Company acquired Washington Specialty Metals Corporation for approximately $66 million in cash. The acquisition has been accounted for by the purchase method of accounting, and the purchase price has been allocated to assets acquired and liabilities assumed. Results of operations since the acquisition are included in the consolidated results. The pro forma effect for 1999 and 1998, had this acquisition occurred at the beginning of each such year, is not material.

  During the first quarter of 1998, the Company acquired Brockway Pressed Metals, Inc., a powder metallurgy company. During the fourth quarter of 1998, Brockway was sold as part of the sale of Inland Engineered Materials Corporation.

Note 14: Earnings Per Share

Basic earnings (loss) per share

Dollars and shares in millions
(except per share data)                         2000       1999        1998
Income (loss) from continuing operations
 before discontinued operations and
 extraordinary items                            $ (25.1)   $ 38.4      $ 47.7
Less preferred stock dividends                      0.2       0.2         6.9
                                                -----------------------------
Income (loss) from continuing operations
 available to common stockholders                 (25.3)     38.2        40.8
Discontinued operations                              --        --        13.8
Gain (loss) on sale of discontinued operations     (4.8)     17.3       510.8
Extraordinary loss on early retirement of debt       --        --       (21.4)
                                                -----------------------------
Net income (loss) available to
 common stockholders                            $ (30.1)   $ 55.5      $544.0
                                                -----------------------------
Average shares of common stock outstanding         24.8      24.4        39.4
                                                -----------------------------
Basic earnings (loss) per share
 From continuing operations                     $ (1.03)   $ 1.56      $ 1.03
 Discontinued operations                             --        --        0.35
 Gain (loss) on sale of
  discontinued operations                         (0.19)     0.71       12.95
 Extraordinary loss on early
  retirement of debt                                 --        --       (0.54)
                                                -----------------------------
 Basic earnings (loss) per share                $ (1.22)   $ 2.27      $13.79
-----------------------------------------------------------------------------


Diluted earnings (loss) per share

Dollars and shares in millions
(except per share data)                           2000       1999        1998
Income (loss) from continuing operations
 available to common stockholders               $ (25.3)   $ 38.2      $  40.8
Effect of dilutive securities:
 Series E leveraged preferred stock                  --        --          6.3
 Additional ESOP funding required on
  conversion of Series E leveraged
  preferred stock, net of tax                        --        --         (5.9)
                                                ------------------------------
Income (loss) available to common
 stockholders and assumed conversions
 before discontinued operations and
 extraordinary items                              (25.3)     38.2         41.2
Discontinued operations                              --        --         13.8
Gain (loss) on sale of discontinued operations     (4.8)     17.3        510.8
Extraordinary loss on early retirement of debt       --        --        (21.4)
                                                ------------------------------
Net income (loss) available to common
 stockholders and assumed conversions           $ (30.1)   $ 55.5      $ 544.4
                                                ------------------------------
Average shares of common stock outstanding         24.8      24.4         39.4
Assumed conversion of Series E leveraged
 preferred stock                                     --        --          2.2
Dilutive effect of stock options                     --       0.2          0.1
                                                ------------------------------
Shares outstanding for diluted earnings per
 share calculation                                 24.8      24.6         41.7
                                                ------------------------------
Diluted earnings (loss) per share:
 From continuing operations                     $ (1.03)   $ 1.56      $  0.99
 Discontinued operations                             --        --         0.33
 Gain (loss) on sale of discontinued
  operations                                      (0.19)     0.70        12.23
 Extraordinary loss on early retirement
  of debt                                            --        --        (0.51)
                                                ------------------------------
Diluted earnings (loss) per share               $ (1.22)   $ 2.26      $ 13.04
------------------------------------------------------------------------------

28 Ryerson Tull, Inc. and Subsidiary Companies

Note 15: Commitments and Contingencies

ISC/Ispat Transaction

Pursuant to the ISC/Ispat Merger Agreement, the Company agreed to indemnify Ispat for losses, if they should arise, exceeding certain minimum amounts in connection with breaches of representations and warranties contained in the ISC/Ispat Merger Agreement and for expenditures and losses, if they should arise, relating to certain environmental liabilities exceeding, in most instances, minimum amounts. The maximum liability for which the Company can be responsible with respect to such obligations is $90 million in the aggregate. There are also certain other covenant commitments made by the Company contained in the ISC/Ispat Merger Agreement which are not subject to a maximum amount. In general, Ispat must have made indemnification claims with respect to breaches of representations and warranties prior to March 31, 2000; however, claims relating to breaches of representations and warranties related to tax matters and certain organizational matters must be made within 90 days after the expiration of the applicable statute of limitations, and claims with respect to breaches of representations and warranties related to environmental matters must be made prior to July 16, 2003. Ispat has advised the Company of certain environmental expenses, which Ispat has incurred, and of certain environmental claims, but the Company has not made any indemnification payments to Ispat. The Company has purchased environmental insurance with coverage up to $90 million covering certain environmental matters payable directly to Ispat and ISC.

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

     By letter dated May 11, 1999, Ispat advised the Company of its involvement in a civil lawsuit and federal criminal grand jury proceeding in Louisiana and notified the Company of its intention to seek indemnification from the Company in connection with the Louisiana proceedings. In letters dated March 31, 2000, Ispat notified the Company that Ispat was asserting claims against the Company under the Merger Agreement related to certain pension liabilities, insurance premiums, property taxes, environmental matters, intellectual property and the Louisiana proceedings. On January 17, 2001, Ispat announced that it had reached agreement on the resolution of the Louisiana proceedings. To resolve the matter, Ispat has agreed to pay $15 million, one half of the total settlement among the United States Federal Government, the State of Louisiana and the defendants in the civil lawsuit. The settlement has been approved by the U.S. District Court in Baton Rouge, Louisiana. Ispat has made a demand on the Company for indemnification of the $15 million settlement amount. The Company disputes Ispat's claim and will attempt to resolve the dispute through negotiations. At year-end 2000, the Company recorded a $7.5 million pretax charge for the potential exposure related to the Louisiana proceedings.

     The Company is unable to determine Ispat's right to indemnification under the Merger Agreement or whether any of the claims discussed above would, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

Bankrupt Coil Converter

In 2000, the Company fully reserved for a $16.2 million receivable due from a west central Indiana coil converter which filed for bankruptcy. In addition to the $16.2 million receivable, at year-end the Company had approximately $6 million of inventory at the converter's site for processing. The Company claims title to this inventory, which claim could be challenged in the coil converter's bankruptcy case. The Company cannot predict the outcome of such challenge should it occur.

Mexican Joint Venture

In March 2000, the Company and Altos Hornos de Mexico, S.A. de C.V. ("AHMSA") entered into an agreement to sell the Company's 50 percent interest in their joint venture to AHMSA for $15 million, with payment due in July 2000. At December 31, 2000, the Company had not received payment under the agreement. The Company and AHMSA have continued discussions and, although there are no assurances, the Company expects to consummate the sale.

Lease Obligations and Other

The Company has noncancellable operating leases for which future minimum rental commitments are estimated to total $67.9 million, including approximately $20.3 million in 2001, $12.4 million in 2002, $10.4 million in 2003, $5.0 million in 2004, $3.8 million in 2005 and $15.9 million thereafter.

     Rental expense under operating leases totaled $19.7 million in 2000, $20.2 million in 1999 and $20.7 million in 1998.

     There are various claims and pending actions against the Company other than those related to the ISC/Ispat Transaction. The amount of liability, if any, for those claims and actions at December 31, 2000 is not determinable but, in the opinion of management, such liability, if any, will not have a materially adverse effect on the Company's financial position or results of operations.

                                Ryerson Tull, Inc. and Subsidiary Companies |29|